Exhibit 99.1

NI 43-101 Technical Report on the Pueblo

Viejo Mine, Dominican Republic

February 27, 2026

Effective Date: December 31, 2025

Patrick Lee, P.Eng.

Peter Jones, MAIG

Jeffrey Winterton, PhD, SME(Reg)

Bassam El Husseini, PhD, P.Eng.

Brendon Douglas, SME(Reg.)

Pueblo Viejo Mine Technical Report

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This report contains forward-looking statements. All statements, other than statements of historical fact regarding Pueblo Viejo Dominicana Jersey 2 Limited (formerly Pueblo Viejo Dominicana Corporation) (PVD), Barrick Mining Corporation (Barrick), Newmont Corporation, or the Pueblo Viejo Mine (the Mine), are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this report contains forward looking statements with respect to: cash flow forecasts, projected capital, operating and exploration expenditure, targeted cost reductions, mine life and production rates; potential mineralization and metal or mineral recoveries; information pertaining to potential improvements to financial and operating performance and mine life at the Mine, including the process plant extension and construction of the new Naranjo tailings storage facility; anticipated timelines and plans for project development, operation and closure; the ability and timeline to secure all relevant rights, licenses, permits and authorizations; PVD’s and Barrick’s strategy, plans, targets and goals in respect of environmental and social issues and sustainability matters; stakeholder engagement; sufficiency of infrastructure, systems and consultants and personnel; operating or technical challenges in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities, and the maintenance or provision of required infrastructure and information technology systems. All forward-looking statements in this report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Material assumptions regarding forward-looking statements are discussed in this report, where applicable. In addition to such assumptions, the forward-looking statements are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of commodities (including gold, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; diminishing quantities or grades of reserves; increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; damage to PVD’s, Barrick’s, Newmont Corporation’s, or the Mine’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in interest rates; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices including expropriation or nationalization of property and political or economic developments in the Dominican Republic; uncertainty whether the Mine will meet Barrick’s capital allocation objectives; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licences by governmental authorities; litigation; contests over title to properties or over access to water, power and other required infrastructure; risks associated with artisanal and small-scale mining; the impact of inflation; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; increased costs and physical risks including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labour; risks associated with working with partners in jointly controlled assets; and risks associated with diseases, epidemics and pandemics. In addition, there are risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding, and gold ore losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

February 27, 2026	Page i

Pueblo Viejo Mine Technical Report

Many of these uncertainties and contingencies can affect Mine’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, PVD, Barrick, or Newmont Corporation. All of the forward-looking statements made in this report are qualified by these cautionary statements. PVD, the Mine, Barrick, Newmont Corporation, and the Qualified Persons who authored or contributed to this report undertake no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

February 27, 2026	Page ii

Pueblo Viejo Mine Technical Report

Table of Contents

1	Executive Summary		14

	1.1	Location	14

	1.2	Ownership	14

	1.3	History	15

	1.4	Geology and Mineralization	15

	1.5	Exploration Status	15

	1.6	Mineral Resource Estimate	16

	1.7	Mineral Reserve Estimate	16

	1.8	Mining Methods	16

	1.9	Mineral Processing	17

	1.10	Project Infrastructure	18

	1.11	Market Studies and Contracts	18

	1.12	Environmental, Permitting and Social Considerations	18

	1.13	Capital and Operating Costs	19

	1.14	Economic Analysis	19

	1.15	Interpretation and Conclusions	20

	1.16	Recommendations	24

2	Introduction		26

	2.1	Effective Date	27

	2.2	Qualified Persons	27

	2.3	Site Visit of Qualified Persons	27

	2.4	Information Sources	28

	2.5	List of Abbreviations	28

3	Reliance on Other Experts		30

4	Property Description and Location		31

	4.1	Project Location	31

	4.2	Mineral Rights	33

	4.3	Surface Rights	33

	4.4	Permits	34

	4.5	Ownership, Royalties and Lease Obligations	35

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography		37

	5.1	Accessibility	37

	5.2	Climate and Physiography	37

	5.3	Local Resources	38

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Pueblo Viejo Mine Technical Report

	5.4	Infrastructure	38

6	History		40

	6.1	Pre-1969	40

	6.2	Rosario / AMAX (1969 to 1992)	41

	6.3	Privatization (1996)	42

	6.4	GENEL JV	42

	6.5	Mount Isa Mines	42

	6.6	Newmont	42

	6.7	Placer Dome Inc.	43

	6.8	Barrick	43

	6.9	Past Production	43

7	Geological Setting and Mineralization		45

	7.1	Regional Geology	45

	7.2	Local Geology	46

	7.3	Property Geology	50

	7.4	Mineralization	58

	7.5	QP Comments on Geological Setting and Mineralization	65

8	Deposit Types		66

	8.1	QP Comments on Deposit Types	69

9	Exploration		70

	9.1	Exploration Concept	70

	9.2	District Scale Geological Programs	71

	9.3	Geophysics	73

	9.4	Geochemical and Spectrometry Sampling	77

	9.5	Exploration Potential	81

	9.6	QP Comments on Exploration	82

10	Drilling		83

	10.1	Drilling Summary	83

	10.2	Drilling Used to Support Mineral Resource Estimation	87

	10.3	Evaluation of Drilling Programs	89

	10.4	Drill Methods	89

	10.5	Drill Planning	93

	10.6	Collar Surveys	95

	10.7	Down Hole Surveys	96

	10.8	QP Comments on Drilling	97

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Pueblo Viejo Mine Technical Report

11	Sample Preparation, Analysis and Security		98

	11.1	Sample Preparation	98

	11.2	Sample Analysis	101

	11.3	Sample Security	104

	11.4	Quality Assurance and Quality Control	105

	11.5	QP Comments on Sample Preparation, Analyses, and Security	122

12	Data Verification		123

	12.1	Internal Reviews and Audits	124

	12.2	External Reviews and Audits	124

	12.3	QP Comments on Data Verification	125

13	Mineral Processing and Metallurgical Testing		126

	13.1	Metallurgical Test Work	126

	13.2	Metallurgical Studies	128

	13.3	Recovery Estimates	134

	13.4	Blending	136

	13.5	Historical Performance	138

	13.6	Deleterious Elements	139

	13.7	QP Comments on Mineral Processing and Metallurgical Testing	139

14	Mineral Resources Estimate		140

	14.1	Resource Database	141

	14.2	Geological Modelling	142

	14.3	Bulk Density	155

	14.4	Compositing	157

	14.5	Grade Capping	159

	14.6	Contact Analysis	165

	14.7	Variography	169

	14.8	Resource Estimation	180

	14.9	Resource Classification	194

	14.10	Block Model Validation	196

	14.11	Stockpile Resources	202

	14.12	Resource Cut-Off Grades	205

	14.13	Reconciliation	205

	14.14	Mineral Resource Statement	207

	14.15	2025 Versus 2024 End of Year Model Comparison	208

	14.16	QP Comments on Mineral Resource Estimates	209

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Pueblo Viejo Mine Technical Report

15	Mineral Reserve Estimate		211

	15.1	Mineral Reserves Estimation Process	212

	15.2	Open Pit Optimization	213

	15.3	Sensitivities	219

	15.4	Reconciliation	221

	15.5	Mineral Reserves Statement	222

	15.6	QP Comments on Mineral Reserve Estimate	224

16	Mining Methods		225

	16.1	Mine Design	226

	16.2	Geotechnical, Hydrogeological Parameters and Stability Analysis	230

	16.3	Production Schedule	234

	16.4	Mine Equipment	237

	16.5	QP Comments on Mining Methods	238

17	Recovery Methods		239

	17.1	Current Operations	239

	17.2	Power, Water, and Process Reagents Requirements	244

18	Project Infrastructure		247

	18.1	Supply Chain	247

	18.2	Energy Supply	247

	18.3	Water Supply	250

	18.4	Mine Roads	250

	18.5	Common Purpose Infrastructure	251

	18.6	Tailings Facilities	252

	18.7	Waste Rock Storage Facilities	258

	18.8	Stockpiles	258

	18.9	QP Comments on Infrastructure	258

19	Market Studies and Contracts		259

	19.1	Markets	259

	19.2	Contracts	259

20	Environmental Studies, Permitting, and Social or Community Impact		260

	20.1	Environmental Studies	261

	20.2	Project Permitting	262

	20.3	Water and Waste Management	264

	20.4	Social and Community Requirements	269

	20.5	Mine Closure Requirements	274

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Pueblo Viejo Mine Technical Report

21	Capital and Operating Costs		276

	21.1	Capital Costs	276

	21.2	Operating Costs	277

22	Economic Analysis		278

23	Adjacent Properties		279

24	Other Relevant Data and Information		280

25	Interpretation and Conclusions		281

	25.1	Geology and Mineral Resources	281

	25.2	Mining and Mineral Reserves	281

	25.3	Mineral Processing	282

	25.4	Infrastructure	282

	25.5	Environment, Permitting, and Social Aspects	282

	25.6	Risks	283

26	Recommendations		285

	26.1	Geology and Mineral Resources	285

	26.2	Mining and Mineral Reserves	285

	26.3	Mineral Processing	286

	26.4	Infrastructure	286

	26.5	Environment, Permitting, and Social and Community	286

27	References		287

28	Date and Signature Page		290

29	Certificate of Qualified Persons		291

	29.1	Patrick Lee	291

	29.2	Peter Jones	293

	29.3	Jeffrey Winterton	295

	29.4	Bassam El Husseini	297

	29.5	Brendon Douglas	299

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Pueblo Viejo Mine Technical Report

List of Tables

Table 1-1	Summary of Pueblo Viejo Mineral Resources (100% Basis) – December 31, 2025	16

Table 1-2	Summary of Pueblo Viejo Mineral Reserves (100% Basis) – December 31, 2025	16

Table 1-3	PV Risk Analysis	23

Table 2-1	QP Responsibilities	27

Table 2-2	Element and Variable Abbreviations	28

Table 2-3	List of Abbreviations	29

Table 6-1	Historic Mine Development Summary	40

Table 6-2	Pueblo Viejo Past Production Summary	44

Table 7-1	General Descriptions of Mineralogical Alteration Types	58

Table 7-2	Mineralized Domain Approximate Dimensions	62

Table 9-1	Laboratories Used for PV Exploration	77

Table 10-1	Pueblo Viejo Drilling Summary	85

Table 10-2	Drilling Supporting Mineral Resource Estimates	87

Table 10-3	Drilling Planning Specifications	94

Table 10-4	Drill Spacing Requirements	95

Table 10-5	List of Exploration and Advanced GC Drill Hole Surveys Undertaken	96

Table 11-1	ALS Analytical Protocols for Placer Dome Samples	102

Table 11-2	Laboratories Used for PV MRM	102

Table 11-3	Submitted Samples 2023-2025	104

Table 11-4	QC Samples and Insertion Rates for Exploration Dataset	108

Table 11-5	QC Samples and Insertion Rates for Grade Control Dataset	108

Table 11-6	CRM Used for Pueblo Viejo QC Program	109

Table 11-7	CRM Performance from the Pueblo Viejo Exploration Dataset (PV Assay Lab)	110

Table 11-8	CRM Performance from the Pueblo Viejo Grade Control Dataset (PV Assay Lab)	110

Table 11-9	Field, Coarse and Pulp Duplicates Performance for Exploration Dataset	117

Table 11-10	Field, Coarse and Pulp Duplicates Performance for Grade Control Dataset	117

Table 13-1	Pueblo Viejo Metallurgical Ore Types	126

Table 13-2	Metallurgical Studies	129

Table 13-3	Relevant Metallurgical Studies	130

Table 13-4	Updated Stockpile Ore POX Recovery	135

Table 13-5	Mass pull and flotation recovery formulas	135

Table 13-6	Updated Stockpile Ore Flotation Recovery	136

Table 13-7	Historical Plant Performance	138

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Pueblo Viejo Mine Technical Report

Table 14-1	Summary of Mineral Resources – December 31, 2025	141

Table 14-2	Drilling Supporting Mineral Resource Estimates	141

Table 14-3	PV Model Lithological Grouping	145

Table 14-4	Alteration Groupings	149

Table 14-5	Alteration Domain Grouping for Au, Ag, Cu, and Stot	152

Table 14-6	Lithology Grouping for Ctot Domains	152

Table 14-7	Summary of Univariate Statistics for Raw Assay Data by Domain	154

Table 14-8	Summary of Univariate Statistics for 2 m Composited Assay Data by Domain	158

Table 14-9	Univariate Statistics – Top 5% of Composites by Gold Domain	160

Table 14-10	Univariate Statistics – Top 5% of Composites by Silver Domain	160

Table 14-11	Top Capping Statistics – Au	164

Table 14-12	Top Capping Statistics – Ag	164

Table 14-13	Univariate Statistics – Capped Au by Domain	164

Table 14-14	Univariate Statistics – Capped Ag by Domain	164

Table 14-15	Gold Domains Correlogram Model Parameters	170

Table 14-16	Silver Domains Correlogram Model Parameters	171

Table 14-17	Total Sulfur Domains Variogram Model Parameters	176

Table 14-18	Total Carbon Domains Variogram Model Parameters	178

Table 14-19	Block Model Extents and Geometric Definition (Sub Cell) – Pits	181

Table 14-20	Volume Comparison for Lithology from Block Model and Wireframes	182

Table 14-21	Volume Comparison for Alteration from Block Model and Wireframes	182

Table 14-22	Faults and Lineaments Used to Guide the LVA Search Orientations	184

Table 14-23	Gold Estimation Parameters	186

Table 14-24	Total Sulfur and Sulfide Sulfur Estimation Parameters	190

Table 14-25	Total Carbon Estimation Plan	191

Table 14-26	Resource Classification Criteria	194

Table 14-27	Resource Classification Parameters	194

Table 14-28	Summary of Blocks Modified by Smoothing	194

Table 14-29	Global Comparison of OK, ID and NN Estimates - Gold	196

Table 14-30	Global Comparison of OK, ID and NN Estimates - Silver	196

Table 14-31	Comparison of Capped and Uncapped Estimates - Gold	202

Table 14-32	Comparison of Capped and Uncapped Estimates - Silver	202

Table 14-33	Grade Control Model versus Resource Model - Gold	206

Table 14-34	Grade Control Model versus Resource Model – Silver	206

Table 14-35	Grade Control Model versus Resource Model – Gold	206

Table 14-36	Grade Control Model versus Resource Model – Silver	206

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Pueblo Viejo Mine Technical Report

Table 14-37	Summary of Mineral Resources (100% Basis) - 31 December 2025	207

Table 15-1	Summary of Pueblo Viejo Mineral Reserves (100% Basis) – 31 December 2025	212

Table 15-2	Mining Operating Costs	215

Table 15-3	Fixed Costs Applied to Ore Processing Tonnes	215

Table 15-4	Ore Variable Costs for Flotation and POX	216

Table 15-5	TSF Sustaining Capital Costs	217

Table 15-6	Other Sustaining Capital	217

Table 15-7	Total Waste Mining Cost for Pit Optimization	218

Table 15-8	Total Ore Cost Example Flotation & POX	218

Table 15-9	Pueblo Viejo Pit Optimization Results	219

Table 15-10	January to December 2025 MCF Reconciliation	221

Table 15-11	Mill Production versus Reserve Model – Gold	222

Table 15-12	Mill Production versus Reserve Model - Silver	222

Table 15-13	Pueblo Viejo Mineral Reserves as of December 31, 2025 (100% Basis)	223

Table 15-14	Pueblo Viejo December 31, 2025 Mineral Reserves Detail	224

Table 16-1	Final Pit Design Versus Whittle Shell Comparison	228

Table 16-2	Limestone Classification	228

Table 16-3	Diorite Classification	229

Table 16-4	Geotechnical Slope Design Parameters	232

Table 16-5	LOM Mining Schedule	236

Table 16-6	Primary Production Equipment	237

Table 16-7	Planned Equipment Availability and Utilization	237

Table 17-1	Major Equipment Summary	241

Table 17-2	Main Water Streams in the Plant	245

Table 17-3	Reagent Consumption	245

Table 18-1	Storage Volume Design Basis	253

Table 21-1	Mining Capital Expenditure Summary	276

Table 21-2	Expansion Project Capital Expenditure Summary	277

Table 21-3	LOM Average Unit Operating Costs Summary	277

Table 25-1	PV Risk Analysis	284

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Pueblo Viejo Mine Technical Report

List of Figures

Figure 4-1	Location Map	31

Figure 4-2	Montenegro Fiscal Reserve	32

Figure 7-1	Regional geological map for the Pueblo Viejo District	45

Figure 7-2	Simplified Facies Architecture of the Pueblo Viejo District	47

Figure 7-3	District Geologic Map	48

Figure 7-4	Pueblo Viejo Schematic Stratigraphy Column	51

Figure 7-5	Geology Surface Map and Sections of Q3 2025 Geological Model	53

Figure 7-6	Geology Map Showing the Lithology-Structural Setting	56

Figure 7-7	Alteration Plan View and Sections from 3D Q3 2025 Alteration Model	57

Figure 7-8	Mineralization Alteration Sequence	59

Figure 7-9	Examples of Pyrite, Sphalerite and Enargite Mineralization	60

Figure 7-10	Examples of Pyrite, Enargite and Sphalerite Mineralization	61

Figure 7-11	Examples of Pyrite Replacement Matrix Mineralization	61

Figure 7-12	Overview Map Showing Main Ore Bodies and Satellite Deposits	63

Figure 8-1	Depocenter Section into an Extensional Fault System	67

Figure 8-2	Surface Map and Vertical Section of the 3D Magnetic Inversion Model	67

Figure 8-3	Model Type Deposit for Pueblo Viejo	68

Figure 9-1	Summary Plot of Compiled Geochronology	73

Figure 9-2	PV Induced Polarization Surveys	75

Figure 9-3	PV Ground Magnetic Surveys	76

Figure 9-4	PV Rock Chips Sample Locations	79

Figure 9-5	PV Soil Sample Locations	80

Figure 10-1	Pueblo Viejo Drillhole Location Map	86

Figure 10-2	Pueblo Viejo Drill Collar Location Map Supporting Mineral Resource Estimates	88

Figure 11-1	Sampling Protocol for Pueblo Viejo Deposit	100

Figure 11-2	CRM Results for CDN-ME-1706 Gold Assay	111

Figure 11-3	CRM Results for CDN-ME-1808 Gold Assay	112

Figure 11-4	CRM Results for CDN-ME-2311 Gold Assay	112

Figure 11-5	CRM Results for OREAS-607b Gold Assay	113

Figure 11-6	CRM Results for PV-65 Gold Assay	113

Figure 11-7	CRM Results for PV-66 Gold Assay	114

Figure 11-8	CRM Results for PV-68 Gold Assay	114

Figure 11-9	Coarse Blank Sample Performance Chart	116

Figure 11-10	Fine Blank Sample Performance Chart	116

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Pueblo Viejo Mine Technical Report

Figure 11-11	Field Duplicate Scatter Plot Performance Chart for Exploration Dataset	118

Figure 11-12	Coarse Duplicate Scatter Plot Performance Chart for Exploration Dataset	118

Figure 11-13	Pulp Duplicate Scatter Plot Performance Chart for Exploration Dataset	119

Figure 11-14	Umpire Scatter Plot Performance Chart – Gold Assay	120

Figure 11-15	Umpire Scatter Plot Performance Chart – Silver Assay	120

Figure 13-1	2025 Low Grade Stockpile Bulk Sample Locations	133

Figure 14-1	3D Representation of the Monte Oculto Fault	144

Figure 14-2	Boxplot of Main Grouped Lithologies	147

Figure 14-3	Boxplot of Grouped Alteration	150

Figure 14-4	Partition Analysis of Gold (g/t) by Alteration Domain	151

Figure 14-5	Partition Analysis of Total Sulfur (%) by Alteration Domain	151

Figure 14-6	Grouped Lithologies for Total Carbon Domains	153

Figure 14-7	Bulk Density vs Total Sulfur and Modelled Density	156

Figure 14-8	Vertical-Section of the Density Block Model – Moore Pit Area	156

Figure 14-9	Histogram of Raw Sample Lengths and Gold Assay Distribution	157

Figure 14-10	Top 5% of Data by Gold Domain (AU1 and AU2)	161

Figure 14-11	Top 5% of Data by Gold Domain (AU3 and AU4)	162

Figure 14-12	Examples of Contact Plots by Domain (AU2:AU3 and AU1:AU4)	166

Figure 14-13	Examples of Contact Plots by Domain (AG2:AG3 and AG1:AG4)	167

Figure 14-14	Examples of Contact Plots by Domain (S1:S3 and CARB:DAC)	168

Figure 14-15	Contact Types Between Domain Groups	169

Figure 14-16	Gold Domain Models for AU3 and AU4	173

Figure 14-17	Silver Domain Models for AG1 and AG4	175

Figure 14-18	S3 Domain Variogram Maps and Model in the Three Main Directions	177

Figure 14-19	C3 Domain Variogram Maps and Model in the Three Main Directions	179

Figure 14-20	Block Model Bounds and Exploration and Resource Definition Drilling	181

Figure 14-21	Faults and Lineaments Used to Guide the LVA Search Orientations	183

Figure 14-22	Percent of Blocks Estimated by Estimation Pass - Au	187

Figure 14-23	Plan (250RL) Comparing Composites and Block Grades	188

Figure 14-24	Percent of Blocks Estimated by Estimation Pass - Stot and S2	191

Figure 14-25	Example HERCO Tonnage-Grade Curves and Relative Difference Plots	193

Figure 14-26	Example Resource Classification (50mRL)	195

Figure 14-27	Swath Plot for Gold (AU1 and AU2)	198

Figure 14-28	Swath Plot for Gold (AU3 and AU4)	199

Figure 14-29	Swath Plot for Silver (AG1 and AG2)	200

Figure 14-30	Swath Plot for Silver (AG3 and AG4)	201

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Pueblo Viejo Mine Technical Report

Figure 14-31	Stockpiles Location	204

Figure 14-32	Tonnage–Grade Curves; 2024 EOY and 2025 Models	208

Figure 14-33	Waterfall Chart - Change in Contained Au oz in Declared Resources	209

Figure 15-1	Gold Price Sensitivity Within the Optimized Shell	220

Figure 15-2	Processing Cost Sensitivity Within the Optimized Shell	220

Figure 15-3	2025 Monthly Grades and Tonnes Comparison – Gold	221

Figure 15-4	2025 Monthly Grades and Tonnes Comparison - Silver	222

Figure 16-1	Final Pit Design Versus Whittle Shell Comparison Cross-section	227

Figure 16-2	Geotechnical Domains and 2023 Ultimate Shell and Quarries	233

Figure 17-1	Simplified Pueblo Viejo Process Flow Diagram	240

Figure 18-1	Major Site Infrastructure Plan	249

Figure 18-2	Naranjo TSF Site Plan	254

Figure 18-3	Example Naranjo TSF Dam Cross-section	255

Figure 18-4	Naranjo TSF PAG Rock Proposed Placement Location	256

Figure 20-1	Pueblo Viejo Water Flow Diagram	266

Figure 20-2	PV Resettlement Process Strategic Steps	271

February 27, 2026	Page xiii

Pueblo Viejo Mine Technical Report

1	Executive Summary

This Technical Report on the Pueblo Viejo Mine (the Mine, Pueblo Viejo, or PV) located in the Dominican Republic was prepared by Pueblo Viejo and regional Barrick Mining Corporation (Barrick) employees on behalf of Barrick. The purpose of this Technical Report is to support public disclosure of updated Mineral Resource and Mineral Reserve estimates at the Mine as of December 31, 2025.

The Mineral Resource and Mineral Reserve estimates have been prepared according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated 10 May 2014 (CIM (2014) Standards) as incorporated with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Mineral Resource and Mineral Reserve estimates were also prepared using the guidance outlined in CIM Estimation of Mineral Resources and Mineral Reserves (MRMR) Best Practice Guidelines 2019 (CIM (2019) MRMR Best Practice Guidelines).

Pueblo Viejo Dominicana Jersey 2 Limited (PVD; formerly Pueblo Viejo Dominica Corporation or PVDC) is the operating company for the joint venture (JV) partners Barrick and Newmont Corporation (Newmont). Barrick is the operator of the Mine and owner of a 60% interest in PVD, with Newmont owning the remaining 40%. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

All costs presented in this document are in USD (US$ or $) unless otherwise noted.

1.1	Location

Pueblo Viejo, a precious metal deposit, is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The Mine is approximately 12 km south-southwest of the provincial capital of Cotui, and approximately 55 km north-northwest of the national capital of Santo Domingo.

1.2	Ownership

PVD holds 100% of the mineral rights to the Pueblo Viejo deposit.

Barrick is the operator of the Mine and owner of a 60% interest in PVD, with Newmont owning the remaining 40%.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and advanced exploration and development projects across four continents.

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Pueblo Viejo Mine Technical Report

Newmont is a publicly traded mining company with a portfolio of operations and exploration projects in North America, South America, Australia, and Africa, based in Denver, Colorado, USA.

1.3	History

Pueblo Viejo is currently a producing open pit gold mine. Mining commenced in 2010 with first gold production achieved in 2012 and Pueblo Viejo completed its ramp-up to initial design capacity in 2014.

PV is finalizing a process plant expansion (the Process Plant Expansion Project) which has increased the throughput potential to approximately 14 Mtpa.

The ore mined from 2010 to 2025 totalled 205 Mt averaging 3.0 g/t Au (100% basis). Ore processed during this period totalled 108 Mt at 3.7 g/t Au with an average recovery of 87% for 11.5 Moz. of gold recovered as well as 21.5 g/t Ag with an average recovery of 48% for 36.5 Moz. of silver recovered (100% basis).

1.4	Geology and Mineralization

The Pueblo Viejo deposit area is considered an example of a high-sulfidation epithermal gold-silver deposit. The deposit is hosted in a portion of a Lower Cretaceous intra-oceanic island arc with bimodal volcanism that forms the base of the Greater Antilles Caribbean islands. In the Mine area, the arc is primarily represented by the Los Ranchos Formation. The Hatillo Formation, consisting of limestones, is overthrust onto the Los Ranchos Formation to the southwest of the Pueblo Viejo deposit area. The Lagunas Formation, a fore-arc basin assemblage, overlies the Hatillo Formation, and crops out to the south of the Mine area. Mineralization is hosted in the Los Ranchos Formation, which in the Mine area, is subdivided into three facies, consisting of sedimentary facies (carbonaceous sediments), quartz-bearing facies (epiclastic lithologies and volcanoclastic rocks), and andesitic facies (extrusive intermediate composition volcanic rocks). Mineralization events are strongly related to the alteration sequence with disseminated pyrite occurring in an early event and sulfide veinlets occurring in a later event. Pyrite is the primary sulfide. Minor constituents can include sphalerite, local enargite and minor amounts of barite, rutile, telluride, and Pb-sulfides. Sphalerite and enargite (with antimony replacing arsenic) are present with pyrite, primarily as veins or filling fractures.

1.5	Exploration Status

Ongoing near mine exploration is focused on quarry support to minimize costs and maximize use of locally available limestone and rock necessary for ore processing and TSF construction.

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Pueblo Viejo Mine Technical Report

1.6	Mineral Resource Estimate

Table 1-1   Summary of Pueblo Viejo Mineral Resources (100% Basis) – December 31, 2025

Classification	Tonnage (Mt)	Grade		Contained Metal
		(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)

Measured	110	2.07	11.15	7.2	39

Indicated	300	1.82	11.16	18	110

Total M&I	410	1.89	11.16	25	150

Total Inferred	16	1.5	8.3	0.77	4.2

Notes:

●	Mineral Resources are reported on 100% basis. Barrick’s attributable share of the Mineral Resource is based on its 60% interest in PVD.

●	The Mineral Resource estimate has been prepared according to CIM (2014) Standards and using CIM (2019) MRMR Best Practice Guidelines.

●	Mineral Resources are reported using a long-term price of US$2,000/oz Au and US$25.00/oz Ag.

●	Mineral Resources are inclusive of Mineral Reserves.

●	All Mineral Resource estimates of tonnes and ounces of metal are reported to the second significant digit.

●	Measured and Indicated Resources are reported to two decimals on grade and Inferred Resources are reported to one decimal on grade.

●	Numbers may not add due to rounding.

●	The QP responsible for this Mineral Resource Estimate is Peter Jones, MAIG.

1.7	Mineral Reserve Estimate

Table 1-2   Summary of Pueblo Viejo Mineral Reserves (100% Basis) – December 31, 2025

Type	Category	Tonnes (Mt)	Au Grade (g/t)	Contained Gold (Moz)	Ag Grade (g/t)	Contained Silver (Moz)

Stockpiles	Probable	92	2.04	6.0	13.59	40

Open Pits	Proven	89	2.22	6.4	12.01	35
	Probable	130	1.95	8.1	11.58	48
	Proven and Probable	220	2.06	14	11.76	82

Total Mineral Reserves	Proven	89	2.22	6.4	12.01	35
	Probable	220	1.99	14	12.42	88
	Proven and Probable	310	2.06	20	12.30	120

Notes

●	Proven and Probable Mineral Reserves tonnes are reported on 100% basis. Barrick’s attributable share of the Mineral Reserve is 60% based on its interest in PVD.

●	The Mineral Reserve estimate has been prepared according to CIM (2014) Standards and using CIM (2019) MRMR Best Practice Guidelines.

●	Mineral Reserves are reported at a gold price of US$1,500/oz Au and US$21.00/oz for silver.

●	Open Pit Mineral Reserves are estimated based on an economic pit design applying appropriate costs and modifying factors.

●	All Mineral Reserve estimates of tonnes and ounces of metal are reported to the second significant digit.

●	Proven and Probable Mineral Reserves are reported to two decimals on grade.

●	Numbers may not add due to rounding.

●	The QP responsible for this Mineral Reserve Estimate is Patrick Lee, P.Eng.

1.8	Mining Methods

Pueblo Viejo is a mature mining operation with an extensive operating history. Mine development of the current operations by Barrick began in August 2010.

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Pueblo Viejo Mine Technical Report

The Mine consists of two main open pits (Moore and Monte Negro) plus a smaller satellite pit (Cumba) and is mined by conventional truck and shovel methods.

The pit stages have been designed to optimize the early extraction of the higher-grade ore. In addition, the sulfur grade is an important consideration because the metallurgical aspects of the processing operation, the recoveries achieved, and the processing costs strongly depend on sulfur content in the plant feed, with benefits from consistency and low variability.

Mineral processing requires a significant amount of limestone slurry and lime derived from high quality limestone. Limestone quarries, located adjacent to the mine, have been in production since 2009 to supply material for TSF construction and the process plant.

Potentially acid generating (PAG) waste rock from the pits is hauled to dedicated waste dump locations (currently the Hondo dump). From 2028 onwards, PAG waste is scheduled to be taken to the planned Naranjo TSF. The PAG waste material deposited in Hondo is intended to be rehandled into completed pit void locations when available, and the remainder will be rehandled into the PAG dumps in the Naranjo TSF as equipment is available.

The remaining Mineral Reserves from open pits are estimated at 220 Mt of ore with a strip ratio 2.25:1. Total Mineral Reserves (pit plus stockpiles) are estimated to be 310 Mt at a strip ratio of 1.59:1.

The remaining pit life, based on the Mineral Reserves estimate, is projected to be 23 years, until 2048, with the processing of low-grade ore stockpiles and limestone rehandle continuing until 2049. To maximize Mine economics, higher grade ore is processed in the early years, while lower grade ore is stockpiled for later processing. Stockpiled ore is mined with a reclamation sequence to maximize ore delivery and revenue. Life of Mine (LOM) planned total material movement, including limestone, will range from approximately 73 Mtpa to 100 Mtpa, averaging around 81 Mtpa.

1.9	Mineral Processing

The Pueblo Viejo processing plant is designed to process approximately 14 Mtpa of run-of-mine (ROM) and stockpiled refractory ore. Gold and silver are primarily recovered through cyanidation of milled ore slurry following a pressure oxidation process employing four autoclaves operating in parallel. A flotation circuit, along with additional crushing and milling capacity, was added in 2023 to upgrade lower grade ores routed to the pressure oxidation circuit. A second cyanidation circuit is used to extract gold and silver from the flotation tailings.

Tailings from all processing streams are combined and neutralized prior to deposition in the TSF.

Ore feed for the processing facilities is sourced from the two principal open pits and is classified into five metallurgical types. Current recovery estimates for each type are based on extensive

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geometallurgical testing combined with demonstrated performance over the site’s extensive operational history. The most recent geometallurgical testing undertaken in 2025 was used to refine recovery estimates on stockpiled ore. This work is ongoing with additional campaigns underway and in planning stages.

1.10	Project Infrastructure

The Pueblo Viejo operation is a mature project that has been operating since 2010. It has well developed infrastructure supporting the current operations and plans for additional infrastructure to support Mine growth.

The Mine’s life-of-mine (LOM) plan requires the construction of a new TSF (Naranjo TSF) and other associated necessary infrastructure extending the mine life to 2049. This is the Naranjo TSF Project which includes a supporting Feasibility Study and is currently in development.

1.11	Market Studies and Contracts

No market studies are currently relevant as the Pueblo Viejo operations produce a readily saleable commodity in the form of gold and silver doré. These intermediary products are sent to refineries for further processing to convert them into refined gold and silver metal.

Gold and silver are freely traded at prices that are reported daily by reputable trading facilities such as the London Metals Exchange. PV uses Barrick corporate guidance for the metal price assumptions which the QP regards as reasonable based on publicly available long term forecast consensus data.

There are numerous contracts at the mine including project development contracts to provide services augmenting Barrick’s efforts.

There are no contracts related to Pueblo Viejo which, in and of themselves, are material to Barrick.

1.12	Environmental, Permitting and Social Considerations

PV has acquired all the permits necessary for the current operations. There are certain permits related to the Naranjo TSF Project and other additions to the operation that are pending approval or will be required, such as the modification of the Environmental Permit for the construction of the Naranjo TSF.

A decision on the modification of the Environmental permit is expected to be granted during the first half of 2026. A separate permit from INDRHI (which is the hydraulic resources unit of the Ministry of

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Pueblo Viejo Mine Technical Report

Environment) for construction of temporary water management structures and the starter dam, is also expected to be granted during the first half of 2026. These permits will allow the commencement of construction of the Naranjo TSF.

The Naranjo TSF Project requires the resettlement of several communities. Land acquisition and involuntary resettlement, and livelihood restoration plans are in place and comply with national law and are guided by international standards, particularly the Performance Standard 5 from the World Bank and International Finance Corporation (IFC).

Preliminary studies of the Naranjo TSF Project identified that approximately 3,500 ha are required for the project with approximately 680 households affected. In addition, an area of 1,056 ha south of the Naranjo TSF Project has also been identified as required for the construction of perimeter roads as well as an environmental buffer zone. The resettlement of affected persons has commenced and continues to progress.

1.13	Capital and Operating Costs

Pueblo Viejo is an operational mine with an extensive historical basis enabling accurate estimation of future capital and operating costs.

The total LOM capital cost is estimated to be US$4,177.8M and includes sustaining costs for mining and processing, capitalized stripping, G&A, as well as capital for the completion of the Process Plant Expansion Project, and the Naranjo TSF Project, including relocation and resettlement costs.

The operating costs for the LOM were developed considering the planned mine physicals, equipment hours, labor projections, consumables forecasts, and other expected incurred costs.

The average LOM total operating cost per tonne of ore processed is estimated to be US$50.12/t.

1.14	Economic Analysis

This section is not required as Barrick, the operator of Pueblo Viejo, is a producing issuer, the property is currently in production, and there is no material expansion of current production planned.

The QP has reviewed an economic analysis of the Pueblo Viejo Mine using the Mineral Reserve estimates presented in this Technical Report; results confirm that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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1.15	Interpretation and Conclusions

1.15.1	Geology and Mineral Resources

Pueblo Viejo maintains documented standard operating procedures for drilling, logging, and sampling that align with industry practice. Geological and mineralization models are developed using clearly defined geological contacts, validated structural controls, and supporting geochemical data, providing a sound geological framework for interpretation.

A quality assurance and quality control (QA/QC) program is in place to monitor the accuracy and precision of analytical laboratory results. Review of the QC data indicates that assay results are of sufficient quality for use in Mineral Resource estimation.

Geological models and Mineral Resource estimates are refined and updated as new information becomes available from ongoing open pit operations. Extensive infill and conversion drilling, along with grade control drilling and detailed pit mapping, have been completed to improve confidence in the Mineral Resources and Mineral Reserves.

In the QP’s opinion, the outlier capping, domaining, and estimation methods applied to the Pueblo Viejo Mineral Resources are appropriate and consistent with industry best practice. On this basis, the Mineral Resources are considered to be properly estimated and classified.

The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, metallurgical, fiscal, or other relevant factors that are not discussed in this Report, that could materially affect the Mineral Resource estimate.

1.15.2	Mining and Mineral Reserves

Pueblo Viejo is a mature mining operation with an extensive operating history. Mine development of the current operations by Barrick began in August 2010. The mining assumptions and sequence are based on a robust dataset of historical actuals and are appropriate for Pueblo Viejo and apply to the entirety of the modelled mine life through 2049. Geotechnical parameters continue to be refined and support the current slope designs.

The QP responsible for the Mineral Reserves has directly supervised the estimation process, has performed an independent verification of the estimated tonnes and grade, and in their opinion, the process has been carried out to industry standards and uses appropriate modifying factors for the conversion of Mineral Resources to Mineral Reserves.

The QP is not aware of any environmental, legal, title, socioeconomic, marketing, mining, metallurgical, infrastructure, permitting, fiscal, or other relevant factors that are not discussed in this Report, that could materially affect the Mineral Reserve estimate.

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1.15.3	Mineral Processing

Significant testwork has already been undertaken on the various refractory ore types, including the major stockpile inventory. Based on testwork completed, the overall recoveries depicted for the Mine are deemed realistic. The QP is satisfied that Pueblo Viejo can maintain production, gold recovery, and reagent consumptions as forecasted.

The QP considers the modelled recoveries for all ore sources and the processing plant and engineering unit costs to be acceptable.

1.15.4	Infrastructure

The Pueblo Viejo operation is a mature mine that has been operating since 2010. It has well developed infrastructure supporting the current operations and plans for additional infrastructure to support the Mine growth.

The most significant infrastructure project planned for PV’s growth is the Naranjo TSF. This project is supported by a feasibility level study and is being further developed to more detailed levels for final approvals and construction.

The QP responsible for the Infrastructure Section believe that the current infrastructure and planned infrastructure support the estimation of Mineral Resources and Mineral Reserves.

1.15.5	Environment, Permitting, and Social Aspects

PV has acquired all the permits necessary for the current operations. The primary focus for PV is to secure the necessary engineering approvals from INDRHI for the Naranjo TSF infrastructure (temporary water management structures, Starter Dam, and ultimate dam) and finalizing the unified Environmental Permit with the Ministry of Environment.

The key environmental concerns are addressed in the Environmental and Social Impact Assessment (ESIA) and PV have numerous management plans to manage these risks.

Community engagement and development is managed by a dedicated team supporting PV’s Social Management System, which includes the following Social Management Plans: Engagement and Disclosure; Community Development (emphasizing education, capacity building, production, income generation and diversification, microenterprises, community water and preventive health); Local Content (local employment and development of local suppliers); Community Safety; Support for Environmental Management; and Monitoring and Evaluation.

The LOM plan requires the construction and operation of the proposed Naranjo TSF and associated infrastructure including road networks, tailings and reclaim lines. For this, the resettlement of several communities is required. Land acquisition, involuntary resettlement, and livelihood restoration plans

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are in place and comply with national law and are guided by international standards. This process is being managed by the PV Project team and is currently underway.

1.15.6	Risks

The QPs have examined the various risks and uncertainties known or identified that could reasonably be expected to affect reliability or confidence in the exploration information, the Mineral Resources or Mineral Reserves of the Mine, or projected economic outcomes contained in this Report. They have considered the controls that are in place or proposed to be implemented and determined the residual risk post mitigation measures. The post mitigation risk rating is evaluated consistent with guidance provided by Barrick’s Formal Risk Assessment Procedure (FRA) and considers the likelihood and consequence of the risk’s occurrence and impact.

Table 1-3 details the significant risks and uncertainties as determined by the QPs for the Pueblo Viejo operations.

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Table 1-3   PV Risk Analysis

Area	Risk	Mitigation	Post Mitigation Risk Rating

Geology and Mineral Resources	Confidence in Mineral Resource Models

Additional scheduled grade control drilling provides roughly 18 months of partial grade-control coverage ahead of mining, ensuring continuous improvement of grade and geological control. The Mineral Resource Model is routinely updated using new drilling data and refined geological interpretations. As a result, the near-term mine plan contains a high proportion of Measured material—greater than 80% over the 5-year horizon—which supports increased confidence in the Mineral Resource estimates and reduces uncertainty in production forecasting.

Low

Mining and Mineral Reserves	Naranjo TSF Project delays, impacting production and mining sequence	Alternative temporary stockpiles for waste rock are being constructed, and additional lifts underway for current El Llagal TSF.	Medium

Processing	Long term stockpile recovery assumptions	Ongoing testwork being completed to validate assumptions and understand variations within stockpiles to mitigate through mine planning and blending operations.	Medium

Environmental	TSF failure	Engineering design and construction of TSF’s to international standards, proper water management at TSF’s, buttressing if required.	Low

Permitting	Permitting delays related to Naranjo TSF Project	Starter dam and initial stages of Naranjo TSF are in the approval stage with preliminary work beginning while final permitting and RAP continue.	Low

Infrastructure	Naranjo TSF Project construction delays due to resettlement.	Government decree has been published. Application of a “3 attempt” strategy where 3 attempts to make a deal are made; if the individual continues to decline, the government takes over the case.	Medium

Infrastructure	Naranjo TSF Project design approval delays.	Detailed design is now underway with regular government consultation; permit design complete	Medium

Capital and Operating Costs	Continued cost escalation due to inflation of labor, consumables, and contractor costs	Continue to track actual costs and LOM forecast costs, including considerations for inflation.	Low

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1.16	Recommendations

The QPs have made the following recommendations.

1.16.1	Geology and Mineral Resources

●	Update geology and estimation models based on insights from ongoing mining development.

●	Refine geochemical signature modeling and reconcile it with visual alteration logging, with the aim of moving away from the current 1.0 g/t grade shell used to manage bimodal grade distributions.

●	Re-evaluate the grade capping approach and associated metal-at-risk, as the current strategy may be removing excessive metal.

●	Add density variability samples to the workflow and revise density estimation methods as required.

●	Expand S2, Ctot, and Corg assay data to improve model confidence over time.

1.16.2	Mining and Mineral Reserves

●

Continue pit slope geotechnical investigations and analyses, surface water management, and dewatering and depressurization activities to improve pit wall stability and support the possibility of steepening the final pit slope angle.

●	Investigate options to optimize costs of the PAG waste transportation requirements.

●

Continue efforts to process higher grade ore earlier in the LOM schedule through either mining or stockpile rehandle optimizations, while considering pending additional findings from ongoing geometallurgical test programs related to long-term stockpile of ore material and its possible impact on recovery.

●	Maintain efforts to improve the mining fleet productivities and utilizations to decrease operating costs and/or mining capital.

●	Consider new optimization analysis regarding feasibility of separately scheduling, and processing, plant feed for pressure oxidation (POX) and flotation to test if value can be added.

1.16.3	Mineral Processing

●	Expand the geometallurgical test programs to continuously improve understanding the impact of weathering on stockpiled ores along with optimal strategies to best route materials in LOM operation.

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●	Continue with laboratory assessment of blend behaviors with differing regimes of reagents to ensure validity of the recovery and operating cost predictions, as well as pre-empt potential anomalies.

●

Monitor the TSF reclaim water including in-plant recovered process water to ensure no buildup of chemicals detrimental to the process. Whilst the water balance has been designed to prevent such an occurrence, prudence suggests confirmation by observation hence mitigation where necessary.

●

There are opportunities for further optimizing the water management via fast-tracking the replacement of fresh water to reclaim water, where several projects have already been identified. Plans, however, need to be implemented, being mindful of the larger picture or site-wide balance. Subsequent consideration will incorporate the needs of ecological flows, process requirements, precipitation and evaporation variations and finally, governmental regulation.

●

The addition of process control and instrumentation mechanisms with a view to optimize operability of processing circuits is not new, indeed Pueblo Viejo possesses a plethora of said paraphernalia, as well as implementing dedicated optimization software to its milling circuits. The opportunity and intention remains to roll this initiative out to encompass the autoclave operation as well, potentially using artificial intelligence to combine and optimize the operation of several successive circuits.

1.16.4	Infrastructure

●	Continue advancing the study and engineering work for the Naranjo TSF.

1.16.5	Environment, Permitting, and Social and Community

●	Continue the permitting and land acquisition process required for the Naranjo TSF construction and operation.

●	Continued stakeholder engagement and public education of the Naranjo TSF Project.

●

Continue identifying and implementing initiatives of renewable energies to support Barrick’s global commitment on Climate Change (green house gas reduction of 30% by 2030 while maintaining a steady production profile, and Net Zero by 2050).

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Pueblo Viejo Mine Technical Report

2	Introduction

This Technical Report on the Pueblo Viejo Mine (the Mine, Pueblo Viejo, or PV) located in the Dominican Republic was prepared by Pueblo Viejo and regional Barrick Mining Corporation (Barrick) employees on behalf of Barrick. The purpose of this Technical Report is to support public disclosure of updated Mineral Resource and Mineral Reserve estimates at the mine as of December 31, 2025.

The Mine is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The Mine is 15 km west of the provincial capital of Cotuí and approximately 55 km northwest of the national capital of Santo Domingo. Construction of the Mine started in 2008, and first production occurred in 2012.

PV is finalizing a process plant expansion (the Process Plant Expansion Project) which has increased the throughput potential to approximately 14 Mtpa.

The Mine’s life-of-mine (LOM) plan requires the construction of a new TSF (Naranjo TSF) and other associated necessary infrastructure extending the mine life to beyond 2049. This is the Naranjo TSF Project which includes a supporting Feasibility Study and is currently in development.

Pueblo Viejo Dominicana Jersey 2 Limited (PVD; formerly Pueblo Viejo Dominica Corporation or PVDC) is the operating company for the joint venture (JV) partners Barrick Mining Corporation and Newmont Corporation (Newmont). Barrick is the operator of the Mine and owner of a 60% interest in PVD, with Newmont owning the remaining 40%. PVD holds 100% of the mineral rights to the Pueblo Viejo deposit.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and advanced exploration and development projects across four continents. Barrick is the issuer of this Technical Report.

Newmont is a publicly traded mining company with a portfolio of operations and exploration projects in North America, South America, Australia, and Africa, based in Denver, Colorado, USA.

The Mineral Resource and Mineral Reserve estimates have been prepared according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated 10 May 2014 (CIM (2014) Standards) as incorporated with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Mineral Resource and Mineral Reserve estimates were also prepared using the guidance outlined in CIM Estimation of Mineral Resources and Mineral Reserves (MRMR) Best Practice Guidelines 2019 (CIM (2019) MRMR Best Practice Guidelines).

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Pueblo Viejo Mine Technical Report

Except for the purposes legislated under provincial securities laws, any use of this Technical Report by any third party is at that party’s sole risk.

All costs presented in this document are in USD (US$ or $) unless otherwise noted.

2.1	Effective Date

The effective date of this Technical Report is December 31, 2025.

2.2	Qualified Persons

This Technical Report was prepared by Pueblo Viejo and regional Barrick employees on behalf of Barrick.

The Qualified Persons (QPs) and their responsibilities for this Technical Report are listed in Section 29 – Certificates of Qualified Persons and summarized in Table 2-1.

Table 2-1   QP Responsibilities

Qualified Person	Company	Title/Position	Sections

Patrick Lee, P.Eng.	Barrick Mining Corporation	Head of Mine Technical Services LATAM	15 and 16

Peter Jones, MAIG	Barrick Mining Corporation	Manager – Resource Geology LATAM & AP	6 to 12, 14

Jeffrey Winterton, SME(Reg)	Barrick Mining Corporation	Lead Metallurgist LATAM & AP	13 and 17

Bassam El Husseini, P.Eng.	Barrick Mining Corporation	Director, Geotechnical Tailings and Heap Leach	18.6 (TSF aspects)

Brendon Douglas, SME(Reg)	Barrick Mining Corporation	Resources Project Lead	4, 5, 18 (excluding 18.6) to 24

All	-	-	1 to 3, 25 to 27

2.3	Site Visit of Qualified Persons

Below are the most recent site visits of the QPs:

●

Patrick Lee, Head of Mine Technical Services LATAM, visited the mine on numerous occasions in 2025, the last of which was November 3 to November 7, 2025, to review mining performance results, Mineral Reserve model updates, mine strategy, mine planning, and capital and operating costs.

●	Peter Jones, Manager Resource Geology LATAM visited the Mine on October 18 to 25, 2025 to complete technical reviews of geologic and Resource modelling.

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●

Jeffrey Winterton, Lead Metallurgist LATAM & AP, was seconded to PV in 2025, visiting the site multiple times, the last of which was November 9 to November 19, 2025, supporting ongoing metallurgical test programs and continuous improvement initiatives. He has reviewed the metallurgical testwork as well as the recovery methods.

●

Bassam El Husseini, Director, Geotechnical Tailings and Heap Leach, visited the mine on numerous occasions in 2025, the last of which was between November 24 to November 28, 2025, to review tailings facilities performance, and attend meetings with the regulator and Independent Tailings Review Board (ITRB).

●

Brendon Douglas is employed by Barrick as Resources Project Lead. His most recent site visit was between December 1 to December 5, 2025 where he reviewed the permitting, mine plans, mining performance results and associated financials, mine strategy, infrastructure, and social relocation progress.

2.4	Information Sources

PV has utilized various internal presentations, memos, reports, and previous Technical Reports in the compilation of this Technical Report. The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

2.5	List of Abbreviations

Units of measurement used in this Technical Report conform to the metric system unless otherwise noted. All currency in this Technical Report is in US dollars (US$ or $).

Table 2-2   Element and Variable Abbreviations

Element/Variable	Description	Element/Variable	Description

Ag	silver	Fe	iron

Au	gold	S2	sulfide sulfur wt %

Corg	organic carbon wt %	SO2	sulfur dioxide

Ctot	total carbon wt %	Stot	total sulfu wt %

Cu	copper	Zn	zinc

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Table 2-3  List of Abbreviations

Unit	Measure	Unit	Measure

°	degree	m3	cubic metre

°C	degree Celsius	m3/d	cubic metre per day

µm	micrometre	m3/h	cubic metres per hour

A	ampere	min	minute

AMSL	above mean sea level	mm	millimetre

CCD	Counter current decantation	Moz	million ounces

CIL	Carbon-in-Leach	MPa	megapascal

cm	centimetre	Mt	million metric tonnes

DDH	Diamond Drill Holes	Mtpa	million metric tonnes per annum

EIA	Environmental Impact Assessment	MVA	megavolt-amperes

ETP	Effluent Treatment Plant	MW	megawatt

FTCIL	Flotation tails CIL	NAG	non acid generating

G	giga (billion)	oz	Troy ounce (31.10348 g)

g	gram	P80	80% passing

g	gravitational force equivalent	PAG	Potentially Acid Generating

g/t	grams per tonne	PFS	Pre-Feasibility Study

GWh	gigawatt hour	POX	Pressure Oxidization

ha	hectare	ppm	parts per million

HDS	high density sludge	PSI	pounds per square inch

hr	hour	PSIG	pounds per square inch gauge

hrs	hours	QP	Qualified Person

in	inch	RAB	Rotary Air Blast

IP	Induced polarization	RC	reverse circulation drilling

k	kilo (thousand)	RL	relative elevation

kg	kilogram	s	second

km	kilometre	SABC	Semi-Autogenous Ball mill Crusher

km2	square kilometre	SAG	Semi-Autogenous grinding

koz	thousand ounces	SPI	Power Index

kPa	kilopascal	t	metric tonne

kPaG	kilopascal gauge	t/m3	metric tonne per cubic metre

kt	thousand metric tonnes	tpa	metric tonnes per annum

ktpa	kilotonne per annum	tpd	metric tonnes per day

kV	kilovolt	tph	metric tonnes per hour

kW	kilowatt	TSF	Tailings Storage Facility

kWh	kilowatt-hour	US$	United States dollar

kWh/t	kilowatt-hour per tonne	V	volt

L	litre	v/v	volume to volume

L/s	litres per second	W	watt

M	mega (million)	wt %	percentage by weight

m	metre	yr	year

m2	square metre	YTD	year-to-date

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3	Reliance on Other Experts

This report has been prepared by Pueblo Viejo and regional Barrick employees on behalf of Barrick. The information, conclusions, opinions, and estimates contained herein are based on:

●	Information available at the time of preparation of this Technical Report; and

●	Assumptions, conditions, and qualifications as set forth in this Technical Report.

For the purpose of this report, the QP’s have relied upon information provided by PV’s legal counsel regarding the validity of the permits and the fiscal regime applicable in according to Dominican laws as part of ongoing annual reviews. This opinion has been relied upon in Section 4 (Property Description and Location) and in the summary of this report.

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4	Property Description and Location

4.1	Project Location

Pueblo Viejo is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez (Figure 4-1). The Mine is approximately 12 km south-southwest of the provincial capital of Cotui and approximately 55 km north-northwest of the national capital of Santo Domingo.

NORTH ATLANTIC OCEAN
Legend:
International Boundary
Province Boundary
National Capital
Province Capital
Railroad
Expressway
Road
HAITI
Hispaniola
DOMINICAN REPUBLIC
Caribbean Sea
PUEBLO VIEJO PROJECT
Santo Domingo
Port-au-Prince
Santiago
La Vega
Cotui
SANCHEZ RAMIREZ
0 20 40 Kilometres
0 20 40 Miles
Pueblo Viejo Joint Venture
Pueblo Viejo Project
Dominican Republic
Location Map
Lambert Conformal Conic Projection, SP 19 45 N / 18 00 N
May 2015
Source: Pueblo Viejo JV; modified from RPA, 2016

Figure 4-1  Location Map

The Pueblo Viejo property, situated on the Montenegro Fiscal Reserve (MFR), is centred at approximately 18°55’9.15“N, 70°10’20.35“W in an area of moderately hilly topography (Figure 4-2). The MFR covers an area of 7,995 ha and encompasses all the areas previously included in the Pueblo Viejo concession areas, which were owned by Rosario Dominicana S.A. (Rosario) until March 7, 2002, as well as the El Llagal and Naranjo areas.

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HATILLO DAM
Hondo PH05 PAG (In Project)
Hondo PAG
Hondo NAG (In Project)
ARD Hondo
LGS
CE PAG
MN PIT
3000 CAMP
Taino CAMP
Emulsion Plant
Taino DAM
ETP Plant 2 (Under Construction)
MN PAG
MO PIT
Cacaos NAG
QQ NAG
ARD 4 (Under Construction)
Process Plant
SJ Quarry
ARD 1
LL Quarry
Refinery
Mejita GRA
Mejita Butres
HR1S2 NAG
Gas Plant
Lagunas Limited
Warehouse
Main Gate
Power Line_SPM-PV
RFMN
Filters Stockpile
LQ Stockpile
Q10-NAG
HR-17 (In Project)
Llagal Dam
Power Line Piedra Blanca-PV
Development Boundary
HR-18 (In Project)
Naranjos Dam (In Project)
Diorite Quarry
HR-19 (In Project)
Filter Plant Platform (In Project)
Diorite PH01 (In Project)
Diorite PH02 (In Project)
Diorite PH03 (In Project)
N
PUEBLO VIEJO DOMINICANA JERSEY 2
Proyecto Pueblo Viejo
Republica Dominicana
Sep 2025
Legend
Fiscal Reserve Montenegro
Development area PVDJ2

Figure 4-2  Montenegro Fiscal Reserve

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4.2	Mineral Rights

PV mineral rights are incorporated within concessions and tenements known as the Montenegro Fiscal Reserve (MFR) which has been leased by the Dominican Government to PVD enabling the exploitation of the minerals contained within.

PVD is the holder of the lease right to the MFR by virtue of a Special Lease Agreement of Mining Rights (SLA), which enables exploitation of the minerals within the MFR. The SLA was ratified by the Dominican National Congress and published in the Official Gazette of the Dominican Republic on 21 May 2003 and became effective shortly thereafter. The MFR was modified by virtue of Presidential Decrees Nos. 722-04 and 270-22 to include El Llagal and El Naranjo respectively, resulting in a current area for the MFR of 7,995 ha. The SLA governs the development and operation of the Mine and includes the right to exploit the Mejita tailings storage facility (TSF) and the Hatillo limestone deposit. The Mejita TSF has not been declared as a development area by PV, and the Las Lagunas TSF was excluded from the SLA. The SLA was modified in 2009 and 2013 but the modifications were related to fiscal terms and clarification of various administrative and operational issues to the mutual benefit of the Government and PVD.

The SLA provides the right to operate the Pueblo Viejo mine for a 25-year period commencing on February 26, 2008, with one extension by right for 25 years and a second 25-year extension by mutual agreement of the parties, allowing a possible total term of 75 years.

Pertinent terms of the SLA include the following:

●	PVD may exploit the Hatillo limestone deposit and all other limestone deposits within the MFR at no additional charge;

●	The Dominican government will acquire and lease to PVD the lands and mineral rights necessary for the permanent disposal of tailings and waste;

●	The Dominican government will mitigate all historical environmental matters, except those conditions within areas designated for development by PVD;

●	The Dominican government will relocate, at its sole cost and in accordance with World Bank Standards, those persons dwelling in the Los Cacaos section of the site; and

●	The Dominican government will provide a permanent and reliable water source necessary to conduct the operations.

4.3	Surface Rights

The Mine’s life-of-mine (LOM) plan requires the construction of a new TSF (Naranjo TSF) and other associated necessary infrastructure. This is the Naranjo TSF Project and includes a supporting Feasibility Study.

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Under the current SLA and Decree No. 270-22, PVD holds the rights necessary to operate the mine and build the proposed Naranjo TSF. While the Dominican government is ultimately responsible for securing the necessary land, the government and PVD have agreed to an arrangement where PVD will pay upfront to acquire the land needed for the new facility, and the government will reimburse these costs at a later date. Once the government reimburses PVD, the government will officially own the land, but PVD will retain the surface rights for its operations.

Currently, PVD is negotiating directly with private landowners to buy the necessary property. However, if they cannot reach an agreement, the Dominican government has the legal authority to expropriate the land so the project can proceed. This power is based on Article 51 of the Dominican Constitution, which allows the government to take property for public use or social interest, provided there is a just cause and the owners are paid a fair value. This value is determined either by mutual agreement or by court ruling.

Both PVD and the Dominican government are working together to finalize these property rights, initially through voluntary sales, but if unsuccessful, through the legal expropriation process.

4.4	Permits

PV has acquired all the permits necessary for the current operations to continue until 2028. There are certain permits related to the Naranjo TSF Project and other additions to the operation that are pending approval or will be required, such as the modification of the Environmental Permit for the construction of the Naranjo TSF as described further below.

Initially, PV completed a Feasibility Study on the original Mine in September 2005 and presented an Environmental Impact Assessment (EIA) to the Dominican government in November of the same year. The Ministry of Environment approved the EIA in December 2006 and granted Environmental Licence No. 0101-06. Requirements of the Environmental Licence included submission of the detailed design of tailings dams, installation of monitoring stations, and submission for review of the waste management plan and incineration plant.

Additional environmental reports were subsequently submitted in 2008, 2020, 2022 and 2025; the latest (submitted in April 2025) is under review by the Ministry of Environment to unify this license with the Environmental License No. 0501-23 of the Naranjo TSF, and to add new changes, including the expansion of the Effluent Treatment Plant (ETP) and the Diorite quarry. The last modification to the environmental license was issued on November 7, 2023, which authorized new projects including ARD4 and the Diorite quarry.

For the Naranjo TSF Project, an Environmental and Social Impact Assessment (ESIA) was prepared and submitted to the Ministry of Environment in October 2022, and it was approved in 2023 with the Environmental License No. 0501-23. The location of the Naranjo TSF was one of the preferred options for the Ministry of Energy and Mines (MEM) and the Ministry of Environment based on their

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review. The Feasibility Study for the Naranjo TSF Project was completed and submitted to the Dominican Government in December 2024. However, the Feasibility Study is being updated due to changes in the design of the Naranjo TSF, and once completed, it will be re-submitted to the Dominican Government.

PV also needs to submit the detailed engineering of the Naranjo TSF to the Dominican Institute of Hydraulic Resources (Instituto Dominicano de Recursos Hidráulicos (INDRHI)) for review and approval. Two main facilities require permits: temporary water management structures (TWMS) and the “Starter Dam”. The TWMS permit has been submitted to INDRHI, limited comments have been received and the permit to build is expected to be received by Q2 2026. The Starter Dam and the ultimate dam’s engineering is ongoing, and the permit application is on track for submission in Q1 of 2026, with the permit expected to be received within 12 months of submission.

Separate from the mine operations, by means of the second amendment to the SLA which became effective on October 5, 2013 (as described in Section 4.2 above) and the Definitive Concession Implementation Agreement executed on 13 November 2015, the Dominican Government granted PVD a power concession to self-generate electricity and sell excess power to the national grid. Also, in March 2012, PVD obtained an environmental licence for the Quisqueya Power Plant and a power transmission line from San Pedro to the Mine site, which was recently merged into Environmental License No. 0212-12 (modified) dated 18 August 2025.

The processes to obtain and renew permits are well understood by PV and similar permits have been granted to the operations in the past. PV expects to be granted all permits and approvals necessary and see no impediment to such. For permits that require renewal, PV expects to obtain them in the normal course of business.

The QP understands the extent of all environmental liabilities to which the property is subject to have been appropriately met.

4.5	Ownership, Royalties and Lease Obligations

Under the SLA, PVD is obligated to make the following payments to the Dominican government:

●	Net Smelter Royalty (NSR) payments of 3.2% based on gross revenues less some deductible costs (royalties do not apply to copper or zinc);

●	Net Profits Interest (NPI) payment of 28.75% based on adjusted taxable cash-flow;

●

Corporate income tax under a stabilized tax regime and an Annual Minimum Tax (AMT) of 25% (only applicable when there is a positive difference between the product of the applicable AMT rate (which varies with the price of gold) multiplied by gross receipts with the sum of the NPI and income tax for a particular year); and

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●	Other general tax obligations.

The second amendment to the SLA, signed in 2013, included additional and accelerated tax revenues to the Dominican government. It also established a graduated minimum tax, which is adjusted every three years based on a financial model prepared by PV and subject to Government approval. The currently approved and active model covers the 2023–2025 period. PV has submitted the draft model for the 2026–2028 period, which is currently pending review and approval by the MEM.

On September 29, 2015, Barrick closed a gold and silver streaming transaction with Royal Gold for production linked to Barrick’s 60% interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610M and will continue to make cash payments for gold and silver delivered under the agreement. Under the terms of the agreement, Barrick sells gold and silver to Royal Gold equivalent to: (i) 7.5% of Barrick’s interest in the gold produced at Pueblo Viejo until 990 koz of gold have been delivered, and 3.75% thereafter; and (ii) 75% of Barrick’s interest in the silver produced at Pueblo Viejo until 50 Moz have been delivered, and 37.5% thereafter. Silver is delivered based on a fixed recovery rate of 70%. Silver above this recovery rate is not subject to the stream. There is no obligation to deliver gold or silver under the agreement if there is no production from Pueblo Viejo. Barrick receives ongoing cash payments from Royal Gold equivalent to 30% of the prevailing spot prices for the first 550 koz of gold and 23.1 Moz of silver delivered. Thereafter, payments will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. As at December 31, 2025, approximately 397 koz of gold and 14 Moz of silver have been delivered to Royal Gold.

This streaming agreement is not material to PVD and Barrick has accounted for the upfront payment as deferred revenue and recognizes it in earnings, along with the ongoing cash payments.

PVD’s activities at the Pueblo Viejo mine are compliant in all material respects with all environmental liabilities and applicable lease obligations.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

Access from Santo Domingo, the country’s capital and largest city is by paved road. A four lane, paved highway (Autopista Duarte, Highway #1) is the main route between Santo Domingo and the country’s second largest city, Santiago, which connects to a secondary highway, Highway #17, at the town of Piedra Blanca, approximately 78 km by road from Santo Domingo. This secondary highway is a two lane, paved highway that passes through the towns of Maimon, Palo de Cuaba, and La Cabirma on the way to Cotuí. The gatehouse for the Pueblo Viejo Mine is 22 km by road from Piedra Blanca and approximately 6.5 km by road from Palo de Cuaba.

The main port facility in the Dominican Republic is Haina in Santo Domingo. Other port facilities are located at Puerto Plata, Boca Chica, and San Pedro de Macoris.

Commercial airlines have regular flights to and from the cities of Santo Domingo, Santiago, Puerto Plata, and Punta Cana.

5.2	Climate and Physiography

The central region of the Dominican Republic is dominated by the Cordillera Central Mountain Range, which runs from the Haitian border to the Caribbean Sea. The highest point in the Cordillera Central is Pico Duarte at 3,175 m AMSL. Pueblo Viejo is located in the eastern portion of the Cordillera Central where local topography ranges from 565 m AMSL at Loma Cuaba to approximately 65 m AMSL at the Hatillo Reservoir.

Two rivers run through the concession, the Margajita and the Maguaca. The Margajita drains into the Yuna River upstream from the Hatillo Reservoir, while the Maguaca joins the Yuna below the Hatillo Reservoir. The flows of both rivers vary substantially during rainstorms.

The Dominican Republic has a tropical climate with little fluctuation in seasonal temperatures, although August is generally the hottest month, with January and February being the coolest. The average annual temperatures in the Mine area are approximately 25°C, ranging from daytime highs of 32°C to nighttime lows of 18°C. Annual rainfall is approximately 1,800 mm, with May through October typically being the wettest months. The Dominican Republic is located in the Atlantic hurricane zone, with the Atlantic hurricane season running from 1 June to 30 November. The TSF’s and Mine design and operations consider the effects and risks of the high rainfall environment as part of their design criteria. The Mine maintains year-round operations.

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The PV operation is situated in a seismically active area. The island of Hispaniola sits on top of small crustal blocks sandwiched between the North American and Caribbean plates, with major earthquakes occurring on average every 50 years. The TSF’s and Mine designs consider this potential seismic activity as part of their design criteria.

As a result of previous mining and agriculture, there is little primary vegetation on the Pueblo Viejo Mine site and surrounding concessions. Secondary vegetation is abundant outside the excavated areas and can be quite dense. Rosario, the previous owner of the concessions, also aided the growth of secondary vegetation by planting trees throughout the property for soil stabilization.

The economic base near the Mine area is mainly agriculture and cattle ranching. Vegetation mainly consists of crops and grasses. Around the Naranjo TSF Project study area, it has been observed that the forested areas correspond to a secondary forest in the process of succession. The presence of the Lauraceae family (an indicator of natural regeneration) is the most representative, in addition to the Fabaceae family (resistant to poor and degraded soils) and other families related to secondary forests in the process of natural regeneration. The vast majority of trees correspond to a medium stratum with heights between 11 m and 20 m and young trees with diameters between 10 cm and 25 cm, which reinforce the area’s classification as secondary forest.

5.3	Local Resources

The city of Santo Domingo is the principal supply source for the Mine. It is a port city with a population of over 3.5 million with daily air service to the USA and other countries. Where possible, services are sourced from the adjacent townships with numerous programs initiated by PV to assist the development of local businesses.

PV is a major employer within the Dominican Republic. Technical and non-technical staff positions and labour requirements, including contractors, are filled from local communities as a priority. Mining is an important economic activity within the country, with the total number of employees at the Pueblo Viejo Mine consisting of approximately 3,000 direct employees and 3,800 contractors.

There are numerous technical colleges and universities in the country with an ample supply of technically qualified people available; however, there are limited mining specific disciplines and experience, so internal development is often necessary.

Non-technical labour is in plentiful supply from local towns and communities.

5.4	Infrastructure

The Pueblo Viejo Mine is located approximately 55 km north-northwest (straight-line) of Santo Domingo, the capital of the Dominican Republic. The main road from Santo Domingo to within about

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22 km of the Mine site is a surfaced, four-lane, divided highway that is generally in good condition. Access from the divided highway to the site is via a two-lane, surfaced road. Gravel surfaced internal access roads provide access to the Mine site facilities.

A network of haul roads within the Mine supplement existing roads so that Mine trucks can haul ore, waste, overburden, and limestone.

As well as the existing access roads, the site infrastructure includes accommodations, offices, a truck shop, a medical clinic, and other buildings, water supply, the TSF, and water treatment facilities.

A double and single fence system protects the process plant site. Within the plant site area, the freshwater system, potable water system, fire water system, sanitary sewage system, storm drains, and fuel lines are buried underground. Process piping is typically left above ground on pipe racks or in pipe corridors.

The current El Llagal TSF is operating in the El Llagal valley approximately 3.5 km south of the plant site. The new Naranjo TSF, which is needed to support the mine life extension, is planned to be constructed approximately 6km to the southeast of the plant site.

The Pueblo Viejo Mine is supplied with electric power from two sources via two independent 230 kV transmission circuits. The primary source of electric power for the Mine is the Quisqueya 1 power plant, which is owned and operated by PV and located near the city of San Pedro de Macoris.

The site has sufficient access, surface rights, and suitable sources of power, water, and personnel to support the planned mining operations with the exception of certain permitting and property rights for the Naranjo TSF Project, which are in process as stated in Sections 4.3 and 4.4 above.

The PV infrastructure is discussed in detail in Section 18.

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6	History

A summary of Mine development is given in Table 6-1 below with more detail following.

Table 6-1  Historic Mine Development Summary

Period	Key Events
Pre-1969

~1505-1525: Spanish explorers mined the deposit, possibly after it was worked by the native population. Mining ceased when new deposits were found on the American mainland.

1950s: The Dominican government sponsored geological mapping. A pilot plant was built, but it failed to economically recover gold and silver from sulfide veins.

Rosario / AMAX (1969-1999)

1969: Rosario Resources Corporation optioned the property.

1975: Open pit mining of the oxide resource began.

1979: The Dominican Central Bank acquired all foreign shares.

1980s: Rosario merged into AMAX. Additional oxide deposits (Monte Negro, Mejita, and Cumba) were put into production.

1991: Oxide resources were exhausted, and a new carbon-in-leach (CIL) plant was commissioned to process sulfide ore. Gold recoveries were poor (30-50%).

1992&1996: Newmont proposed a pilot plant and feasibility study for ore roasting/bioheap oxidation.

1996: Rosario attempted to find a partner to exploit the remaining sulfide resource.

1999: The operation was shut down.

Privatization & Exploration (1996-2005)

1996-1999: GENEL JV (Eldorado Gold & Gencor Inc. (later Gold Fields Inc.)) conducted studies including drilling and geological modeling.

1997: Mount Isa Mines (MIM) performed due diligence and proposed a new processing method.

2001: Placer Dome Inc. was awarded the bid to lease the mine.

2002-2005: Placer Dome conducted extensive drilling, geological studies, and an environmental baseline study, culminating in a Feasibility Study.

Barrick Era (2006-Present)

2006: Barrick acquired Placer Dome and sold a 40% stake to Goldcorp Inc. (Goldcorp was acquired by Newmont in 2019)

2008: Barrick delivered the Feasibility Study to the Dominican Republic government.

2009: The mine’s agreement was amended and ratified.

2012: The Pueblo Viejo mine achieved first gold production.

6.1	Pre-1969

The earliest records of Spanish mine workings at Pueblo Viejo are from 1505, although Spanish explorers sent into the island’s interior during the second visit of Columbus in 1495 may have found the deposit being actively mined by the native population. The Spanish mined the deposit until 1525, when the mine was abandoned in favour of newly discovered deposits on the American mainland.

There are few records of activity at Pueblo Viejo from 1525 to 1950, when the Dominican government sponsored geological mapping in the region. Exploration at Pueblo Viejo focused on sulfide veins hosted in unoxidized sediments in stream bed outcrops. A small pilot plant was built, but economic quantities of gold and silver could not be recovered.

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6.2	Rosario / AMAX (1969 to 1992)

During the 1960s, several companies inspected the property, but no serious exploration was conducted until Rosario Resources Corporation of New York optioned the property in 1969. As before, exploration was directed first at the unoxidized rock where sulfide veins outcropped in the stream valley and the oxide cap was only a few metres thick. As drilling moved out of the valley and on to higher ground, the thickness of the oxide cap increased to a maximum of 80 m, revealing an oxide ore deposit of significant tonnage.

In 1972, Rosario was incorporated (40% Rosario Resources Corporation of New York, 40% Simplot Industries and 20% Dominican Republic Central Bank). Open pit mining of the oxide resource commenced on the Moore deposit in 1975. In 1979, the Dominican Central Bank purchased all foreign held shares in the mine. Management of the operation continued under contract to Rosario until 1987. Rosario was merged into AMAX Inc. in 1980 (continued to be referred to as Rosario, below).

Rosario continued exploration throughout the 1970s and early 1980s, looking for additional oxide resources to extend the life of the mine. The Monte Negro, Mejita, and Cumba deposits were identified by soil sampling and percussion drilling and were put into production in the 1980s. Rosario also performed regional exploration, evaluating much of the ground adjacent to the Pueblo Viejo concessions with soil geochemistry surveys and percussion drilling. An airborne electromagnetic (EM) survey was flown over much of the Maimon Formation to the south and west of Pueblo Viejo.

With the oxide resources diminishing, Rosario initiated studies on the underlying refractory sulfide resource to continue the operation. Feasibility level studies were conducted by Fluor Engineers Inc. (Fluor) in 1986 and Stone & Webster Engineering/American Mine Services (SW/AMS) in 1992.

Fluor concluded that developing a sulfide project would be feasible if based on roasting technology, with sulfuric acid as a by-product. Rosario rejected this option due to environmental concerns related to acid production.

SW/AMS concluded that a roasting circuit would be profitable at 15,000 tpd using limestone slurry for gas scrubbing and a new kiln to produce lime for gas cleaning and process neutralization.

Rosario continued to mine the oxide material until approximately 1991, when the oxide resource was essentially exhausted. A CIL plant circuit and new tailings facility at Las Lagunas were commissioned to process transitional sulfide ore at a maximum of 9,000 tpd. Results were poor, with gold recoveries varying from 30% to 50%. Selective mining continued in the 1990s on high-grade ore with higher estimated recoveries. Mining in the Moore deposit stopped early in the 1990s owing to high copper content (which resulted in high cyanide consumption) and increased ore hardness. Mining ceased in the Monte Negro deposit in 1998, and stockpile mining continued until July 1999, when the operation was shut down.

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During these 24 years of historical production (between 1975 and 1999), the Pueblo Viejo Mine produced a total of approximately 5.5 Moz of gold and 25.2 Moz of silver.

6.3	Privatization (1996)

Lacking funds and technology to process the sulfide ore, Rosario attempted two bidding processes to joint venture or dispose of the property, one in approximately 1992 and the other in 1996. In November 1996, Rosario selected Salomon Brothers (Salomon Smith Barney) to coordinate a process to find a strategic partner to rehabilitate the operation and to determine the best technology to economically exploit the sulfide resource (the privatization process). Three companies were involved in the privatization process: GENEL JV, Mount Isa Mines Ltd. (MIM), and Newmont. This privatization process was not achieved, but each of the three companies conducted work on the property during their evaluations.

6.4	GENEL JV

The GENEL JV was formed in 1996 as a 50:50 joint venture between Eldorado Gold Corporation and Gencor Inc. (later Gold Fields Inc.) to pursue their common interest in Pueblo Viejo. The GENEL JV spent approximately US$6M between 1996 and 1999 studying the Mine and advancing the privatization process. Studies included diamond drilling, developing a new geological model, mining studies, evaluation of refractory ore milling technologies, socio-economic evaluation, and financial analysis.

6.5	Mount Isa Mines

In 1997, MIM conducted a due diligence program as part of its effort to win Pueblo Viejo in the privatization process. MIM conducted a 31-hole, 4,600 m diamond drilling program, collected a metallurgical sample from drill core, carried out detailed pit mapping, completed induced polarization (IP) geophysical surveys over the known deposits, and organized aerial photography over the mining concessions to create a surface topography. MIM also proposed to carry out a pilot plant and feasibility study using ultra-fine grinding/ferric sulfate leaching.

6.6	Newmont

In 1992 and again in 1996, Newmont proposed a pilot plant and feasibility study for ore roasting/bioheap oxidation. Samples were collected for analysis, but no results are available.

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6.7	Placer Dome Inc.

In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo mine site. In July 2001, PV (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome Inc., was awarded the bid and acquired the Mine. PV and the Dominican Republic subsequently negotiated the SLA for the MFR. Between 2002 and mid-2005, PV, then a subsidiary of Placer Dome Inc. (together Placer Dome), completed extensive work on Pueblo Viejo, including drilling, geological studies, and Mineral Resource and Reserve estimation. This work was compiled in a Feasibility Study completed in July 2005.

In addition to drilling programs in 2002 and 2004, Placer Dome conducted structural pit mapping of the Moore and Monte Negro open pits in 2002. Placer Dome also mapped and sampled a 105 km2 area around the concessions as part of an ongoing environmental baseline study to identify acid rock drainage (ARD) sources outside the main deposit areas. Part of the regional mapping and sampling program focused on evaluating the potential for mineralization in the proposed El Llagal tailings storage area. Mapping and stream sediment sampling were conducted in the El Llagal valley and adjacent Maguaca and Naranjo river valleys. Further geotechnical evaluation of the El Llagal valley resulted in BGC Engineering Inc. (BGC) of Vancouver drilling 20 core holes and collecting numerous outcrop samples. Select samples identified with the most favorable mineralization were sent for gold and trace element analysis.

6.8	Barrick

In March 2006, Barrick acquired Placer Dome Inc. and, in May 2006, amalgamated the companies. At the same time, Barrick sold a 40% stake in Pueblo Viejo to Goldcorp Inc. (Goldcorp Inc. was subsequently acquired by Newmont in 2019). On 26 February 2008, PV delivered the Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government. In 2009, the Dominican Republic and PV agreed to amend the terms of the SLA. The amendment became effective on 12 November 2009, following its ratification by the Dominican National Congress. A second amendment to the SLA became effective on October 5, 2013, and has resulted in additional and accelerated tax revenues to the government of the Dominican Republic.

The Pueblo Viejo mine achieved first gold production in 2012.

6.9	Past Production

In August 2010, the open pit pre-stripping started. The ore mined from 2010 to 2025 totalled 205 Mt averaging 3.0 g/t Au. Ore processed during this period totalled 108 Mt at 3.7 g/t Au with an average

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recovery of 87% for 11.5 Moz. of gold recovered as well as 21.5 g/t Ag with an average recovery of 48% for 36.5 Moz. of silver recovered (see Table 6-2).

Table 6-2   Pueblo Viejo Past Production Summary

Year	Total Mined* (Mt)	Ore Mined		Ore Processed			Recovery		Recovered
		(Mt)	(g/t Au)	(Mt)	(g/t Au)	(g/t Ag)	(% Au)	(% Ag)	(Moz. Au)	(Moz. Ag)
2010	2.3	0.6	2.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2011	17.4	11.3	3.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2012	16.1	10.8	4.0	0.7	5.1	40.1	93	48	0.1	0.5
2013	15.3	11.2	3.6	4.4	6.1	42.4	93	35	0.8	2.1
2014	35.1	17.8	3.8	6.7	5.5	31.7	93	56	1.1	3.9
2015	37.9	18.4	3.4	6.9	4.9	34.0	87	33	1.0	2.5
2016	38.8	18.6	3.1	7.5	5.3	22.0	91	63	1.2	3.4
2017	39.1	22.5	3.1	8.0	4.6	23.3	92	75	1.1	4.5
2018	40.1	15.7	2.8	8.4	4.0	25.3	89	74	1.0	5.0
2019	41.2	13.5	2.8	8.6	3.9	19.3	90	59	1.0	3.2
2020	33.8	10.2	2.6	8.8	3.6	20.2	89	48	0.9	2.7
2021	41.1	13.3	2.4	9.1	3.2	17.3	88	48	0.8	2.4
2022	32.9	11.4	2.2	9.4	2.7	14.4	87	50	0.7	2.2
2023	30.1	13.0	2.0	8.9	2.4	14.0	81	33	0.6	1.3
2024	18.1	9.8	2.1	9.6	2.5	19.0	79	24	0.6	1.4
2025	29.7	7.2	2.2	10.7	2.4	14	75	30	0.6	1.4
TOTAL	469	205	3.0	108	3.7	21.5	87	48	11.5	36.5

* Excludes limestone mining.

Totals may not add due to rounding.

All totals on a 100% basis

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7	Geological Setting and Mineralization

7.1	Regional Geology

Pueblo Viejo is situated in the eastern foothills of the Cordillera Central Mountain Range, the main mountain system of the island of Hispaniola. The main ore body is hosted within the Lower Cretaceous Los Ranchos Formation, a volcanic-sedimentary belt that extends across the eastern half of the Dominican Republic, trending northwest and dipping on average 20° to the southwest, see Figure 7-1. Los Ranchos Formation consists of a lower complex of pillowed basalt, basaltic andesite flows, dacitic flows, tuffs, and intrusions, overlain by volcaniclastic sedimentary rocks. It is a Lower Cretaceous intra-oceanic island arc with bimodal volcanism that forms the base of the Greater Antilles Caribbean islands.

Source: Nelson et al. 2020, modified from Escuder-Viruete et al. 2007

Figure 7-1   Regional geological map for the Pueblo Viejo District

The geology and tectonic evolution of Hispaniola include a thrust-bounded fragment of oceanic crust composed of peridotite, interpreted as a dismembered ophiolite. An obduction event affecting the ocean floor produced the metamorphism observed in the Maimon Formation. Within the Pueblo Viejo mining concession, the Hatillo Formation is thrust over the Los Ranchos Formation along a Cenomanian unconformity in the southwestern area. The Lagunas Formation, interpreted as a fore-

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arc basin sequence, overlies the limestone units of the Hatillo Formation and crops out to the south. Both the Hatillo and Lagunas Formations are overthrust by rocks of the Maimon Formation.

7.2	Local Geology

In the Pueblo Viejo District, gold mineralization is confined to the Los Ranchos Formation, which has been subdivided into three principal facies. The Sedimentary Facies comprises volcaniclastic sediments enriched in organic carbon. The Quartz-Bearing Facies is felsic in composition and contains abundant quartz crystals, either primary or reworked. The Andesite Facies is intermediate in composition, lacks quartz crystals, and reflects the volcanic origin of the sequence. Collectively, these facies represent a complex depositional environment shaped by volcanic aggradation and syn-sedimentary faulting. Stratigraphically, the Sedimentary Facies overlies the Quartz-Bearing Facies in the central part of the basin and the Andesite Facies along its margins. Within the Andesite Facies, a secondary lower sedimentary horizon has been identified, interpreted as a sub-basin. Multiple calcareous horizons within these facies suggest the development of more than one such sub-basin.

Figure 7-2 illustrates a simplified facies architecture of the Pueblo Viejo District. The principal facies are summarized below the figure and described in detail in the following sections.

The surface distribution of the Los Ranchos and Maimon Formations within the mining concession is illustrated in Figure 7-3. From top to bottom, the stratigraphy of the Los Ranchos Formation includes the Pueblo Viejo, Platanal, and Zambrana units, which crop out to the north and northeast of the district. The Lower Cretaceous Los Ranchos Formation is overlain by the Upper Cretaceous Hatillo Formation along a discordant, faulted contact defined by a NNE-verging thrust fault, with local thrust splays also present. The Hatillo Formation is in turn overthrust by the Lagunas Formation. To the south, the Lower Cretaceous Maimon Formation predominates, its lower contact delineated by a major structure mapped as the Hatillo Thrust Fault. Younger intrusive rocks of Eocene age (dikes and stocks) crosscut much of the exposed Cretaceous stratigraphy.

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Source: PV 2025 (Adapted from McPhie, 2020)

A.	Intra basial subaqueous andesitic coherent lavas and a dome with clastic polymictic breccia.
B.	Explosive eruption at an extra basial andesite volcano generating pyroclastic density currents that crossed the shoreline.
C.	Re-sedimentation of subaerial andesitic deposits into Pueblo Viejo submarine depocenter.
D.	Dome-seated, felsic explosive eruptions, generating pyroclastic density currents and atmospheric ash in which accretionary lapilli were formed.
E.	Feldspar crystal fragments, green and red andesitic lithic fragments; shell and coral fragments; massive to weakly bedded.
F.

Fine sediment settled from suspension in a quiet subaqueous setting, below wave base. Black colour is due to the high content of organic carbon. The fossil fragments also indicate that the depositional setting was submarine. The high abundance of fine particles suggests that initial fragmentation involved explosive eruptions but there has been subsequent reworking and sedimentation to produce a relatively well sorted, fossiliferous aggregate.

Figure 7-2   Simplified Facies Architecture of the Pueblo Viejo District

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BARRICK
PUEBLO VIEJO JV
Legend
Structural Framework
Normal Fault
Infered Fault
Thrust Fault
Geological Units
Intrusives
Diorite
Tonalite
MF. Las Lagunas
Mudstone-Limestone (Las Lagunas)
Mudstone-Sandstone (Las Lagunas)
Shear zone
MF. Hatillo
Limestone
MF. Los Ranchos
Carbonaceous Sediment
Volcaniclastic
Foliated Epiclastic
Silicified Quartz Bearing Breccia
Andesite
Andesite Th
Porphyritic Andesite
Andesitic Lapilli Tuff
Polimitic Lithic Tuff
MF. Maimon
Schist
MF. Peralvillo
Predominantly Andesitic Tuffs and Flows
Refrence
Limestone LOM
NTSF Food zone
Dam
Monte Negro Fiscal Reserve
Reserve_Shell
Diorite Mining Phases
Old Tailings Dam
N
S
W
E
Monte Negro Pit
Cumba Pit
Reserves_Shell
Moore Pit
Mejita
Quemados Quarry
San Juan Quarry
Las Lagunas Quarry
Quemado Fault
Hatillo fault
TSF Llagal
Naranjo NTSF
current mining area
PH5
PH4
PH3
PH2
PH1
Diorite Quarry
0 0.5 1 2 KM
374000
376000
378000
380000
382000
2098000
2096000
2094000
2092000
2090000
2088000
2086000

Source: PV, 2025

Figure 7-3   District Geologic Map

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7.2.1	Maimon Formation

The Maimon Formation comprises Lower Cretaceous metavolcanic rocks and a small proportion of metasedimentary rocks that underlie most of the western and southern areas of the Naranjo Valley. The Maimon Formation rocks correspond to a light greyish chlorite schist with its fabric formed during a regional metamorphism event in the Mid-Cretaceous. The Maimon Formation and Los Ranchos Formation are portions of a former volcanic island arc that forms the core of Hispaniola.

7.2.2	Los Ranchos Formation

The Los Ranchos Formation hosts the gold mineralization in the Pueblo Viejo deposit. It consists of a lower complex of pillowed basalt, basaltic-andesite flows and dacitic flows, tuffs, and intrusions, which are overlain by volcaniclastic sediments. From top to bottom, three members are exposed within the mining concession:

●

Pueblo Viejo Member: is a restricted sedimentary basin approximately 3 km north-south by 2 km east-west; characterized by carbonaceous sediments that includes sandstone, mudstone and conglomerate interlayered.

●	Platanal Member: this member is underlaying Pueblo Viejo Member and is a comprised of andesitic and pyroclastic flows.

●	Zambrana Member: the lowest Member formed by andesitic tuffs.

Mineralization is wider in the permeable sediments of the upper member Pueblo Viejo, while narrow in the andesitic flows of the Platanal Unit.

7.2.3	Hatillo Formation

The Hatillo Formation consists of Lower Cretaceous bedded micritic limestone. Within the Pueblo Viejo concession, this unit has been historically quarried for lime and aggregate production. The contact between the Hatillo Limestone and the underlying Los Ranchos Formation is defined by a low angle thrust fault, representing an important structural feature of the district. The base of this unit shows deformation, e.g., shear, gouge, and micro folding. This unit is not mineralized and does not host gold-bearing mineralization; however, it is of operational importance at Pueblo Viejo, where it serves as a primary source of limestone for ore processing and as a construction material for the TSF and related infrastructure.

7.2.4	Las Lagunas Formation

The Las Lagunas Formation conformably overlies the Hatillo Formation. It is characterized by a basal sequence of epiclastic tuffs and volcano sedimentary siltstones with minor interbedded limestone beds. The upper portion of the formation consists of interlayered calcareous shales, arenites, mudstones, and limestone layers. This unit is unmineralized.

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7.2.5	Diorite

The Diorite is a non–gold-bearing Eocene intrusive stock, extensively exposed to the southwest of the San Juan limestone quarry and in the upper Llagal Valley, where it intrudes the metasedimentary rocks of the Maimon Formation. It is a fine-grained intrusive body occurring within the concession as stocks, sills, and dikes, and is compositionally zoned, with monzodiorite facies predominating over gabbrodiorite. Although not mineralized, the Diorite unit is of operational importance at Pueblo Viejo, serving as a key source of construction material for the Naranjo TSF Project and associated civil works.

7.3	Property Geology

The Pueblo Viejo deposit is hosted by a volcanic-sedimentary sequence of the Lower Cretaceous age, overlain locally by younger sedimentary units deposited in a small subaqueous basin. The main host rocks include andesitic flows, tuffs, and volcaniclastic sediments, which were highly permeable and reactive to hydrothermal alteration. Gold mineralization is closely associated with zones of strong silicic alteration (residual quartz and silicification), commonly developed along structural corridors that acted as feeder zones for mineralizing fluids. The deposits display the typical features of lithocap-hosted, high-sulfidation epithermal Au-Cu systems, with alteration assemblages dominated by quartz, pyrophyllite, dickite, and alunite, surrounded by halos of argillic and propylitic alteration. Mineralization extends upward into overlying carbonaceous sedimentary rocks.

7.3.1	Lithology

Three principal formations crop out within the concession. The Los Ranchos Formation, consisting of Lower Cretaceous volcanic and volcaniclastic rocks, dominates the northern and eastern areas and represents the primary host sequence for gold mineralization. The Hatillo Formation, consisting of bedded micritic limestone, overlies the Los Ranchos Formation and represents the main limestone unit within the mining concession. In the southwestern corner, the Las Lagunas Formation is present, composed of fore-arc basin sediments that rest above the Hatillo Formation. To the south, the metamorphosed metasedimentary rocks of the Maimon Formation define a major structural boundary, with its lower contact marked by the Hatillo Thrust Fault. Younger Eocene intrusives, including diorite stocks, sills, and dikes, cut across these formations and locally influenced alteration patterns. Gold mineralization is closely associated with silicic alteration within favorable volcanic horizons of the Los Ranchos Formation and along structurally controlled corridors that focused hydrothermal fluid flow.

The stratigraphic sequence for Pueblo Viejo deposit in chronological order from the oldest to youngest is shown in Figure 7-4.

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Source: PV, 2025

Figure 7-4  Pueblo Viejo Schematic Stratigraphy Column

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The sedimentary facies overlay the quartz bearing facies at the central part of the basin and the andesite facies at the border. A lower sedimentary horizon is interpreted as remnant of a sub-basin with a dominant calcareous composition and is interlayered in the andesite facies. A narrow flat andesite layer at the Moore Pit is overlaying the quartz bearing facies. Intermediate dikes appear to be proof of a last volcanic episode that occurred near the end of the hydrothermal mineralization event, e.g., the Monte Negro dike. The Hatillo limestone is in thrust contact with the carbonaceous sediments of the Los Ranchos Formation towards the west of the San Juan quarry. In the quarries, it is also possible to see the thrusted contact between the sedimentary sequence of the Las Lagunas Formation over the Hatillo limestone.

Los Ranchos Formation covering most of the area at the north and east. The Hatillo Limestone is overlaying the Ranchos Formation with a low angle thrust fault, running NNW and plunging SW 20°-30°. Las Lagunas Formation is outcropping at the southwestern boundary of the property. Figure 7-5 presents the local geology map with the main rock units, and vertical sections from the most recent geological model.

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Source: PV, 2025

Figure 7-5  Geology Surface Map and Sections of Q3 2025 Geological Model

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7.3.2	Structure

The ore body is structurally controlled by three principal fault systems: Northwest–Southeast (NW), North–South (NS), and Northeast–Southwest (NE). The NW system is the oldest and crosscuts the NS faults, while the NE system is the youngest, crosscuts both the NW and NS sets and limiting main blocks in PV, i.e. MN_NE_Monte Oculto, MO_NE_Charlie W, and MO_NE_Yara (see Figure 7-6). Gold mineralization is primarily controlled by the NW–NS structural systems, with the NE set playing a secondary role. High-grade zones occur where these systems intersect. Gold is spatially associated with NW oriented veins that contain pyrite, pyrite–sphalerite, or pyrite–sphalerite–enargite.

In the Montenegro pit, NW faults exhibit predominantly horizontal (sinistral) movement rather than vertical displacement. These faults cut the NW-NS system, as illustrated by the NW-NS Dyke (MN_NW_DkMain) being offset by the NW fault system (MN_NW_MN1). The NE faults, such as Monte Oculto in southern Montenegro, display dextral-normal displacement. They juxtapose barren pyrophyllite–kaolinite altered carbonaceous sediments in the hanging wall against quartz–pyrophyllite altered carbonaceous sediments and polymictic volcaniclastic conglomerates (carbonaceous conglomerate and dacitic ash tuff units) in the footwall. In northern Montenegro, the NE system (MN_NE_NE5) also controls alteration zonation from quartz–pyrophyllite to illite–smectite assemblages.

In the Moore pit, NW, NS, and NE structures collectively control lithologic and alteration boundaries. Major NW faults are commonly silicified and mineralized with pyrite–sphalerite ± enargite. Examples include the Amaury normal fault (contact between dacitic ash tuff and carbonaceous interlayered sediments, MO_NW_Amauri) in northern Moore and Carlos’s fault (normal displacement, contact between carbonaceous interlayered sediments and Andesite, MO_NW_Carlos) in southern Moore. NW structures also control the contact between Dacitic Tuff (PQTM) and Carbonaceous Sediments (CIMSC) in northeastern Moore, such as fault MO_NW_Mildred2, within a sequence of asymmetric, inclined folds with NW-NS-trending axes.

North–South (NS) faults control the main lithologic displacements. Examples include MO_NS_Mildred1, where the contact between carbonaceous interlayered sediments and Polymictic tuff is offset, and Moore West (MO_NS_Moore West), where the contact between carbonaceous mudstone and the combined carbonaceous interlayered sediments–dacitic ash tuff sequence is displaced. The NS faults, such as NS11 and Luz, are syn-mineralized, characterized by coarse and fine pyrite with minor enargite, and exert strong control on alteration, with intense silicification developed in the footwall.

Combined NW–NS structures, such as the Mildred1 Fault, exhibit normal displacement, placing carbonaceous sediments in contact with the Dacitic Tuff (PQTM). Outside the Moore pit, NE Fault such as Yara in the Mejita pit, display sharp silicified contacts. These features are considered potential feeder structures for gold mineralization to be targeted in the ARD1 area. In both the

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Montenegro and Moore deposits, dykes are structurally controlled by NW–NS faults, with gold mineralization occurring adjacent to them.

In the Montenegro area, high gold grades are observed around the dyke and extend eastward. The deposits were further affected by shallow-angle, southwest-dipping reverse faults along the western, southwestern, and southeastern sectors of Montenegro and Moore. In these zones, carbonaceous sediments display inclined to overturned folding beneath Andesite and carbonaceous rocks, at levels between 290–310 m and 140-290 m elevation, respectively. These structures offset the Montenegro dyke and partially displaced mineralization.

In Moore, faults along the western sector are associated with the Hatillo Thrust, placing limestone over carbonaceous sediments (CLM-CIMSC) of the Pueblo Viejo Member, while in the eastern sector, carbonaceous sediments and the Polymictic Quartz-bearing Tuff (PQTM) are tightly folded.

The block between the MN_NE Monte Oculto and MO_NE_CharlieW Faults is interpreted as a down-drop block (Graben), due to the thickness of the carbonaceous rocks and changes in the alteration assemblages. Some drillholes have identified gold mineralization deeper in the area and will be tested in the 2026 Drill Plan.

7.3.3	Alteration

Hydrothermal alteration interpretation was carried out using spectral analysis data (ASD TerraSpec technology) from all drilling campaigns, including those completed by Placer Dome and MIM. Geochemical data provided an additional contribution through the use of selected elemental ratios, such as Pb/La and Ce/(Ce+Y), which serve as geochemical vectors to delineate acid alteration and redox zones. Spectral data were plotted based on relative mineral abundance, focusing primarily on alunite, dickite, kaolinite, illite, and pyrophyllite. From this integrated dataset, five alteration assemblages were identified, as illustrated in Figure 7-7.

Table 7-1 shows the general descriptions of the mineralogical alteration types.

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N
CU_EW_Melisa
MN_NW_Dike_P_Min
MN_NE_NE8_P_Min
MN_NW_MN1_P
MN_NE_NE5_P
MN_NE_NE8A_P_Min
MN_NE_Monte
Oculto_P_Normal-Dextral
MO_NE_CharlieW_P
Shallow_MO1
MO_NW_Mildred3
MO_NW_Amauri_P
MO_NS_DkMain_P
MO_NE_Norte1_P
MO_NE_NE-119
MO_NE_Rafael_S
MO_NE_Michel_P
MO_NW_Mildred2_P
MO_NS_Moore West
MO_NW_Carlos_P_Min
MO_NW_246_P
MO_NS_Mildred1_P
MO_NE_Yara_P_Min_Normal
QQ_Low Angle_Quemados
374500
375000
375500
376000
376500
377000
2096000
2095500
2095000
2094500
2094000
2093500
2093000
0
125
250
500
750
1,000
Meters
Scale: 1:5,000
Pueblo Viejo
BARRICK
Lithology_PV
Quaternary
Lagunas Carbonaceous
Fm Las Lagunas (LL)
Hatillo Limestone (HL)
Dark Hatillo Limestone (DHL)
Carbonaceous Laminated Mudstone (CLM)
Carbonaceous interbedded SS-MS-Conglomerate (CIMSC)
Carbonaceous Conglomerate (VPCC)
Volcaniclastic Conglomerate (PV)
Dacitic Ash Tuff (DAT)
Quart-bearing Polymictic Tuff (PQTM)
Andesite Coherent Rock (ACR)
Andesitic Lithic Tuff (ALT)
Topo
Pit Fault
Low angle
Subvertical
Quartz-rich Polymictic rock flour Breccia (BPMPQ)
Polymictic Rock flour Breccia (BPMP)
Crackle Breccia (BXC)
Monomictic Andesitic Breccia (BMMA)
Quartz-rich Volcaniclastic Conglomerate (VPQ)
Intrusive Diorite (ID)
Diorite-Monzodiorite (GDI-MDI)

Source: PV, 2025

Figure 7-6   Geology Map Showing the Lithology-Structural Setting

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Source: PV, 2025

Figure 7-7  Alteration Plan View and Sections from 3D Q3 2025 Alteration Model

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Table 7-1  General Descriptions of Mineralogical Alteration Types

Alteration Type	Description

Silica	Isolated silicified pockets are associated with the high-grade zone and the narrow hydrothermal brecciated zones like Cumba ore body.

Quartz-Alunite	A favorable gold-bearing assemblage that includes quartz-alunite-silica ± pyrophyllite ± dickite ± silica as main mineral phases, it is developed primarily as nearby kernel or vertical structures associated with the feeder system. Alunite preferentially is at deeper zone and shows NNW discontinuous trend.

Quartz-Pyrophyllite	Another ore hosting assemblage with quartz- pyrophyllite ± dickite ± silica similar to alunite and following an NNW trend plunging southwest for Moore and dipping east in Monte Negro; almost flat in between. Dickite here is modelled as halo and is associated with increased distribution of gold on the site.

Intermediate Argillic	Generally, a barren assemblage that is characterized primarily by pyrophyllite and, to a lesser extent, illite is observed in the distal peripheral regions, mainly in the upper portions of the system. This weak alteration zone appears to be akin to a distal thrust-over area and serves as the boundary for more advanced pyrophyllite alteration center. This assemblage not only delineates the extent of mineralization but also provides insights into the spatial distribution of hydrothermal alteration within the Pueblo Viejo deposit.

Propylitic	A barren regional alteration than host the entire argillic alteration system. This assemblage includes chlorite ± illite ± smectite montmorillonite, marked the propylitic floor at the base of the system, which also shows depleted in Y and V. In addition, this association is present in Monte Negro dyke.

7.4	Mineralization

All the lithologies at the Pueblo Viejo deposit are expected to have some argillic alteration with quartz, pyrophyllite and pyrite as the primary sulfide, minor sphalerite, local enargite with minor amounts of barite, rutile, telluride, and lead-sulfides. The other sulfides, sphalerite, and enargite (with some antimony replacing arsenic), are present with pyrite, mainly in veins and filling fractures.

Mineralization events are strongly related to the alteration sequence, with disseminated pyrite occurring in an early event and sulfide veinlets occurring in a later event. Mineralization has also been considered to have occurred during or close to the end of the sedimentation in the basin. The presence of typically centimetre-scale subvertical mineralized veinlets, cutting the bedding or hosted conformably in the deformed sediments (bedding plane continuity), are evidence of this. The density of these centimetre scale veinlets is directly related to gold grades, and form the trends required within the models. Sulfide veins can be found conformably hosted in the carbonaceous sediments experiencing post-deformation and others cutting across folded rocks.

Figure 7-8 shows the main stages of mineralization along with the development of the different types of alteration present in the ore body.

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z = quartz; Na = sodium; diss = disseminated; py = pyrite; En = enargite; sph = sphalerite; HS = high sulfidation; K = potassium.

Source: Vaughan et.al., 2020

Figure 7-8  Mineralization Alteration Sequence

Metallic mineralization in the PV deposit areas is predominantly pyrite, with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins but disseminated sphalerite has been noted in core. Studies have determined that there were three stages of advanced argillic alteration associated with precious metal mineralization:

●

Stage I – Early High-Sulfidation Alteration and Disseminated Mineralization: is characterized by the development of vuggy to pervasive silica, quartz–alunite, and kaolinite alteration centered above the main feeder structures. This stage introduced abundant disseminated arsenian pyrite, which hosts the bulk of the early gold mineralization. Gold occurs within fine-grained pyrite formed during this event.

●

Stage II – Pyrophyllite Overprint and Silica Cap Development: overprinted the Stage I assemblages and is defined by widespread pyrophyllite alteration, locally accompanied by a second generation of K-rich alunite. This event also produced a prominent silica cap, formed through extensive silicification that overprinted earlier alunite and kaolinite. Stage II marks a higher-temperature, late high-sulfidation environment that continued after some vein mineralization had already formed.

●

Stage III – Dickite and Late Quartz Veins (Late-Mineral Event): corresponds to a late mineralizing event in which hydrofracturing of the silica cap generated pyrite–sphalerite–enargite veins with silicified haloes. These veins display syntaxial banding, preserving a clear

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paragenetic sequence of pyrite g enargite g sphalerite g grey silica. This stage represents the highest-grade vein-type mineralization and reflects over pressured fluid release late in the evolution of the system.

Individual Stage III veins have an average width of 4 cm and are typically less than 10 cm wide. Exposed to the surface, individual veins can be traced vertically over three pit benches (30 m). Veins are typically concentrated in zones that are elongated north-northwest and can be 250 m long, 100 m wide, and 100 m vertical. Stage III veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits.

The abundance of pyrite and sphalerite within veins varies across the deposit areas. Veins in the southwest corner of the Monte Negro pit are relatively sphalerite-rich and pyrite-poor when compared to veins elsewhere in the Moore and the Monte Negro deposits. The sphalerite in these veins is darker red in color, possibly indicating that it is richer in iron. The abundance of dark red sphalerite in these veins may also be indicative of the outer margins of a system of hydrothermal-magmatic mineralized fluids.

Figure 7-9 to Figure 7-11 show examples of pyrite and sphalerite mineralization.

Sediment hosted mineralization of pyrite-sphalerite-enargite veins cutting and following bedding.

Source: PV, 2025

Figure 7-9  Examples of Pyrite, Sphalerite and Enargite Mineralization

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Pyrite, Enargite and Sphalerite mineralization, mainly as stockwork and brecciated in coherent andesite.

Source: PV, 2025

Figure 7-10  Examples of Pyrite, Enargite and Sphalerite Mineralization

Mainly pyrite replacement matrix and fragment at the pyroclastic and re-worked rock.

Source: PV, 2025

Figure 7-11  Examples of Pyrite Replacement Matrix Mineralization

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Mineralization at Pueblo Viejo is distributed across several distinct deposits, including Moore, Monte Negro, Mejita, Cumba, and ARD1.

Figure 7-12 illustrates the location of the main ore bodies and satellite deposits.

The dimensions and orientations of the modelled mineralized domains for all deposits are summarized in Table 7-2.

Table 7-2  Mineralized Domain Approximate Dimensions

Deposit	Length (m)	Width (m)	True Thickness (m)	Approximate Strike Direction

Main Deposits

Monte Negro	1,520	550	340	NNW-SSE

Moore	1,250	1,050	260	NNW-SSE

Satellite Deposits

Cumba	300	70	150	NNW-SSE

Mejita	650	250	55	NW-NS

ARD1	220	175	65	NW

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Cumba Pit
Cumba East
Monte
Negro Pit
Cumba South
Moore Pit
Mejita Pit
San Juan
Quarry
ARD1
Lagunas
Quarry
Diorite
Quarry
NTSF2 Limit
Legend
BARRICK
Provincial
Boundary Line
Contoured pits
Expanded
Fiscal Reserve
Diorite Body
NTSF2 Limit
Pits
Quarry
Target
0 305 610 1,220 1,830 2,440
Meters

Source: PV, 2025

Figure 7-12  Overview Map Showing Main Ore Bodies and Satellite Deposits

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7.4.1	Moore

At Moore, the carbonaceous sequence is well developed, attaining thicknesses in excess of 150 m. Mineralization is pyrite-rich, gold-bearing veins with an average width of four centimeters, steeply dipping with a trend typically to the NNW. There is a secondary pyrite vein set that trends N-S and N-NE. The orientation of pyrite veins and steep faults is similar.

Thin bedded carbonaceous siltstones and dacitic ash tuffs in the West Flank dip shallowly to the west. Dip increases towards the west where north trending thrust faults displace the bedding. Quartz veins with gold trend NW, oblique to the pyrite veins, have a similar strike to the interpreted contact with the overlying Hatillo limestone. They also occur as tension gash arrays in centimeter-scale dextral shear zones that trend north-northwest.

Faults create centimeter-scale displacement of bedding and pyrite-sphalerite veins occur along steep north-northeast trending faults. Two main NNE faults were mapped across the West Flank, sub-parallel to the Moore dacite pyroclastic contact. Displacement of veins preserves the evidence of lateral, sinistral movement.

The hydrothermal alteration is well developed and shows the four assemblages typical from Pueblo Viejo deposit. The core is advanced alunite, surrounded by an advanced pyrophyllite halo; this transitions into a propylitic halo and finally into an intermediate argillic envelope, which is the most exterior alteration.

7.4.2	Monte Negro

Monte Negro is located at the northwest portion of the Pueblo Viejo deposit. It is the distal area of the basin where the carbonaceous sequence is thinner and not as developed as it is in Moore. In the Monte Negro central area, pyrite-rich veins with gold mineralization are sub-vertical and have different trends creating conjugate sets; the average width is two centimetres. The north-northwest trending set is sub-parallel to the strike of the bedding and fold axes, indicating a possible genetic relationship between folding and mineralization. Enargite and sphalerite gold bearing veins trend dominantly to the north-northeast and have an average width of three centimetres.

The fault pattern is dominated by steep NNW trending faults sub-parallel to the dominant pyrite vein set. Mineralized veins in the south of Monte Negro are relatively pyrite-poor, sphalerite-rich, and show an average width of five centimetres. The veins are sub-vertical and trend NW. The episodic vein fill demonstrates a clear paragenesis (massive pyrite-enargite-sphalerite-grey silica). Shallow-dipping bedding and sub-vertical sphalerite-silica veins on the southern margin of Monte Negro South are cut by a west-dipping thrust. The thrust has brought thinly bedded pyritic sedimentary rocks into contact with andesitic volcanic and volcaniclastic rocks. The hydrothermal alteration is well developed and shows the same four assemblages typical for Pueblo Viejo, which are the same as those described in Moore.

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7.4.3	Satellite Deposits

Cumba

The Cumba satellite orebody is located northeast of Monte Negro. The mineralization is hosted within an andesitic rock where a silicified orebody is developed and contains the main mineralization associated with pyrite, enargite, tetrahedrite and covellite with some sphalerite. The structural trend is northwest to east-west and seems to control the mineralization. A major structure trending northeast is limiting the mineralization to the south. Hydrothermal alteration is predominantly silica-pyrophyllite with traces of dickite in the center and illite-chlorite as the exterior envelope.

Mejita

The Mejita satellite orebody is located southeast of Moore. It is an extension of Moore, where the mineralization is hosted in the carbonaceous sediments (the upper part of the sequence) with some levels of dacitic pyroclastic rocks and a basement of andesitic flows. Mineralization occurs in the contacts between carbonaceous sediments/andesitic flows and pyroclastic dacitic/andesitic flows. Some deeper mineralization with high values of gold and silver is associated with a cruciform textured quartz vein with pyrite-sphalerite.

ARD1

The ARD1 orebody is located southwest of Moore. The mineralization is hosted in the carbonaceous sediments and the underneath polymictic volcaniclastics that are overlayed by the Hatillo limestone. The ore consists of pyrite and sphalerite veins that follow the bedding of the carbonaceous sediments. Hydrothermal alteration consists of a halo of advanced pyrophyllite with some dickite traces, surrounded by an intermediate argillic alteration.

7.5	QP Comments on Geological Setting and Mineralization

The QP has reviewed the mineralization within the Pueblo Viejo ore bodies and confirms that the geological controls are well understood, the mineralization has been appropriately sampled, and the interpretation has been accurately modeled within the context of the known geometry and style of mineralization. The QP is satisfied that the current geological model adequately reflects the distribution of mineralization, incorporates the principal structural and lithological controls, and provides a reliable basis for Resource estimation. Furthermore, the geology data collection, procedures, and mineralization modeling methodologies applied are consistent with industry best practices and support the reliability of the results presented in this report.

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8	Deposit Types

Pueblo Viejo is a Cretaceous-age high-sulfidation epithermal gold–silver deposit with associated copper and zinc mineralization. The deposit is characterized by advanced argillic alteration, pervasive and locally vuggy silicification, and sulfide assemblages dominated by pyrite with subordinate sphalerite and enargite. These features indicate formation from strongly acidic, sulfur-rich hydrothermal fluids typical of high-sulfidation epithermal systems.

Mineralization is hosted within a structurally controlled volcanic–sedimentary sequence developed in an extensional tectonic setting (Figure 8-1). Faults and permeable stratigraphic horizons provided pathways for the upward migration of mineralizing fluids, while carbonaceous sedimentary units and overlying limestone acted as effective caps, promoting metal deposition. Alteration is zoned both vertically and laterally, with advanced argillic assemblages forming the core of the system and propylitic alteration developed at the margins.

Geophysical data indicate a broad zone of demagnetization (Figure 8-2) associated with hydrothermal alteration beneath the principal deposits, interpreted to overlie a deeper intrusive source. Fluid inclusion temperatures and alteration mineral assemblages are consistent with established high-sulfidation epithermal models (Figure 8-3).

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Source: PV, 2025

Figure 8-1  Depocenter Section into an Extensional Fault System

Ground Magnetic Compilation (40 cell size) Reduced to the Pole (R.t.P) in 50 nT contour intervals.

374000
375000
376000
377000
378000
379000
2098000
2097000
2096000
2095000
2094000
2093000
2092000
2091000
Monte
Negro
Moore
Hydrothermal Alteration
Zone
0
1000 m

Ground Magnetic Compilation (40 cell size)
Upward continuation at 200 m of R.t.P. in 10 nT contour intervals.

374000
375000
376000
377000
378000
379000
2098000
2097000
2096000
2095000
2094000
2093000
2092000
2091000
0
1000 m
Nano Tesla - nT
34.2
27.0
22.9
20.0
17.4
16.0
14.7
13.8
13.1
12.5
11.7
10.9
10.0
9.3
8.6
7.8
7.1
6.3
5.4
4.7
4.1
3.4
2.7
2.0
1.3
0.5
-0.3
-1.1
-2.1
-3.5
-4.6
-5.8
-8.2
-10.9
-13.2
-15.8
-18.2
-22.2

Source: PV, 2025

Figure 8-2  Surface Map and Vertical Section of the 3D Magnetic Inversion Model

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a
GEOTHERMAL SYSTEM
VOLCANIC-HYDROTHERMAL SYSTEM
HOTSPRINGS
100° CO_2, H_2S
500° - 900° SO_2, H_2S
CRATER LAKE
200° - 300° CO_2, HCl, S
ACIDIC FLUID
200°
300°
300°
600°
LOW SULFIDATION Au, Ag
BOILING
PRIMARY NEUTRALIZATION
HIGH SULFIDATION Au, Cu
PORPHYRY Cu (Mo, Au)
VAPOR ASCENT
LIQUID FLOW
SALINE MAGMATIC FLUID
METEORIC WATER
1 km
APPROXIMATE SCALE
b
Monte Negro
Moore
+500
+0
-500
-1000
-5000
Lithology
Intrusive
Dioritic Dike
Carbonaceous Sediments
Dacitic Ash Tuff
Polimitic Volcanoclastic
Qtz Bearing Fiamme Breccia
Andesitic Fiamme Breccia
Flow, Dyke, Dome Andesite
Rhyolitic Flow
Background
Alteration
Propylitic
Silica
Alunite
Advanced Argilic
Intermediate Argilic
> 1g/t Au
Fault Lines

Source: Hedenquist & Lowenstern, 1994

Figure 8-3  Model Type Deposit for Pueblo Viejo

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This geological framework provides the basis for exploration targeting at Pueblo Viejo. Key indicators include advanced argillic alteration, intense silicification, structural intersections, and geophysical anomalies. These features inform drill targeting and the evaluation of depth potential and are discussed further in Section 9.

8.1	QP Comments on Deposit Types

The QP has reviewed the distribution and characteristics of mineralization within the Pueblo Viejo ore bodies and confirms that the controlling geological, structural, and alteration parameters are well defined, that the deposits have been appropriately sampled, and that the mineralization has been modeled with accuracy consistent with the known geometry and style of mineralization.

In the opinion of the QP, the mineralization styles and geological setting of the Pueblo Viejo deposits are well constrained and sufficiently understood to support the declaration of Mineral Resources and Mineral Reserves.

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9	Exploration

9.1	Exploration Concept

PV is located within a region long recognized to host significant gold mineralization, although exploration prior to the 2000s was relatively limited and often relied on single-method campaigns. Several operators conducted work prior to Barrick’s involvement, including Rosario and AMAX (1969–1992), GENEL JV (1996–1999), MIM (1997), and Placer Dome (2002–2005). These campaigns included soil geochemistry, reverse circulation and diamond drilling, pit mapping, induced polarization (IP) and airborne magnetic surveys, as well as geological modeling and environmental baseline studies. Collectively, these programs led to the discovery of the Monte Negro, Mejita, and Cumba deposits, generated the first modern geological models, and highlighted the potential for large-scale gold systems in the district.

Prior to 2006, exploration consisted mainly of:

●

Geochemical Surveys: systematic soil and rock sampling, particularly by Rosario/AMAX, which identified anomalies leading to the discovery of Monte Negro, Mejita, and Cumba. From 2006, PV expanded the geochemical coverage, collecting over 1,400 soil samples, 300 rock samples, and nearly 1,500 samples analyzed for gold and pathfinder elements by fire assay and inductively coupled plasma (ICP).

●

Geophysical Surveys: early airborne magnetic and subsequent IP surveys (MIM, 1997; PV, 2006 with 41 km of pole–dipole lines) and 132 km of ground magnetics. These methods were used primarily for structural mapping and alteration zoning.

●	Geological Mapping: detailed pit and outcrop mapping at multiple scales, supported by aerial photography, to define stratigraphy, alteration patterns, and major structures.

Starting in 2006, following Barrick’s acquisition of the property, PV implemented a more comprehensive and integrated exploration program. This phase was characterized by:

●	Data Integration: compilation and reinterpretation of all historical datasets to establish a unified geological framework.

●	Targeted Field Work: expanded rock and soil sampling, alteration studies, pit and construction mapping, and systematic relogging of historical drill core.

●

Focused Drilling Programs: multi-phase diamond drilling (more than 10 km in 2006) to test new targets and refine existing deposits. This data contributed to subsequent Mineral Resource estimates for Moore and Monte Negro and indicated additional mineralization east of Monte Negro.

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●	Continuous Reinterpretation: continued relogging and modelling to improve understanding of lithological, structural, and alteration controls of mineralization.

Following the initial discoveries, Resource additions, and the onset of production, the exploration concept has evolved into a drilling-focused approach aimed at both new near-mine targets and step-out drilling away from the existing mining areas, targeting favorable alteration along prospective structural corridors. These efforts collectively aim to extend the current LOM while systematically assessing the broader prospectivity of the district.

In addition to drilling, PV is investing in the systematic review and consolidation of its historical datasets, including the unification of legacy coding schemes, data reinterpretation, and the application of data analytics (including machine learning techniques) to enhance alteration and mineralization pattern recognition and features predictions. These initiatives are being complemented by targeted petrographic, lithogeochemical, and geochronological studies designed to strengthen geological interpretations and refine deposit-scale and district-scale models. This integrative approach has enhanced the ability to vector towards new exploration targets, while simultaneously improving the robustness of existing geological models that underpin Resource evaluation and mine planning.

9.2	District Scale Geological Programs

Pre-mine geologic mapping at Pueblo Viejo was carried out by previous operators including Rosario/AMAX, MIM, and Placer Dome. These programs focused on detailed pit and outcrop mapping, particularly in the Monte Negro and Moore deposits, and were complemented by structural studies and regional reconnaissance. Between 2002 and 2005, Placer Dome completed systematic structural pit mapping and extended mapping to a 105 km² area surrounding the concessions as part of an environmental baseline program, which also targeted potential acid rock drainage sources.

Following Barrick’s acquisition in 2006, PV integrated mapping into a comprehensive exploration program. The 2006 campaign included pit mapping in conjunction with extensive alteration studies on soils, rocks, and drill core. These efforts allowed for improved characterization of lithological units, alteration halos, and structural controls on mineralization.

In 2009 and 2018-2019, relogging programs of historical core were completed, accompanied by detailed pit and construction excavation mapping, leading to a reinterpretation of the district-scale geological model.

Between 2020 and 2023, the exploration team developed an updated structural model, refining fault geometries and incorporating the Monte Oculto fault as a key control on mineralization. The model was constrained using pit mapping disks, oriented drillhole intercepts, and guide points, and was subsequently integrated into the lithology and alteration models. Lithological logging was rationalized by grouping 42 units into 17 lithology groups based on spatial and geochemical consistency. All

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modelling was performed in Leapfrog Geo® (Leapfrog) using semi-implicit techniques, supported by ArcGIS and Maptek Vulcan 3D® (Vulcan) platforms. More recently, this structural model has been expanded to a broader district-scale framework, integrating new datasets and concepts that are enabling the identification of targets beyond the current pit areas.

Historically, pit mapping has been conducted at scales of 1:200 to 1:500, while district-scale outcrop mapping has been compiled at scales up to 1:10,000. Earlier paper-based mapping and structural overlays have since been digitized, and all current mapping is now conducted digitally using tablets, ArcGIS databases, and 3D geological software. Field data are collected through Survey123 and Field Maps applications, using standardized forms designed by Barrick’s regional exploration specialists. This evolution has significantly improved the consistency, integration, and quality control (QC) of geological datasets across exploration and production workflows.

Geochronological studies have been conducted in collaboration with academic institutions and internal teams, applying U-Pb zircon dating, Ar-Ar analyses, and Re-Os methods, among other isotopic techniques, to volcanic and intrusive rocks, alteration minerals, and sulfides respectively within and around Pueblo Viejo. These datasets provide robust temporal constraints on the volcanic stratigraphy, intrusive events, and hydrothermal pulses that formed and modified the deposit. The resulting chronological framework underpins genetic interpretations, supports district-scale geological models, and enhances exploration vectoring toward new mineralized zones.

Current efforts are focused on updating district-scale geological maps at 1:10,000 scale and revising representative cross-sections at both district (1:12,500) and local (1:2,500) scales. These updates integrate historical datasets with new field information collected in recent years, including rock and soil sampling, geochronology, and a substantial number of petrographic and chalcographic studies completed during 2024 and 2025. The objective is to establish more robust stratigraphy, refine the sequence and timing of alteration and mineralization events, and improve the understanding of the key controls onto high-grade mineralization. These efforts are expected to yield refined geological exploration models for the district and its surroundings, ultimately enhancing targeting and vectoring processes for future exploration.

Figure 9-1 shows a summary plot of compiled geochronology for Pueblo Viejo and the Los Ranchos belt, including Re/Os pyrite and enargite ages, and the age range for the Los Ranchos Formation.

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Obduction of ophiolite complex
Collision of arc with Bahamas Platform. End of subduction.
Subduction of oceanic crust under oceanic. North-dipping subduction
Onset of south-dipping subduction forming a calc-alkalic arc with extrusive and intrusive rocks
Los Ranchos Fm. (145-108 Ma)
Hatillo Fm. (112 -93Ma)
Tonalites (87-80 Ma)
Paleocene Stocks (50 - 70 Ma)
PV Enargite
Dioritic dike: last intrusive event
Douvray Porphyry Cu deposit, Haiti
Conglomerate boulders
Monte Negro Dike
Cotui Stock
PV Enargite
PV Pyrite
Doña Amanda Prospect, Bayaguana (40km from PV)
Metamorphism ages (Samana Peninsula, 100km from PV)
U/Pb zircon
Ar/Ar alunite
K/Ar alunite
Ar/Ar illite
K/Ar illite
Re/Os molybdenite
Re/Os enargite
Re/Os pyrite
K/Ar Fspar (unaltered)
120
110
100
90
80
70
60
50
40
30Ma
Early Cretaceous
Late Cretaceous
Paleocene
Eocene
Oligocene

Source: Vaughan et al, 2020

Figure 9-1  Summary Plot of Compiled Geochronology

9.3	Geophysics

Geophysical methods have been used in numerous historic work programs on the PV deposit. Methods adopted included modern airborne and ground magnetics, 2D and 3D induced polarization (IP). Gold mineralization is not directly detectable by geophysical methods; however, these surveys identify subsurface properties that are useful in interpreting lithology, alteration, and structure as guides to gold mineralization. Typically, surveys were performed by contractors, however, magnetic ground surveys have been recently performed by Barrick personnel.

Geophysical data was mainly used to delineate:

●	Pyrite zones, as zones with high chargeability (IP);

●	Alteration, in particular zones of demagnetization and/or high resistivity;

●	Intrusive rocks as zones of high magnetic anomalies; and

●	Lithology and structures.

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9.3.1	Airborne Surveys

●

Airborne Magnetic survey: An airborne magnetic survey uses a helicopter or plane to fly over a target area to measure variations in the Earth’s magnetic field using a magnetometer. This reveals differences in the magnetic properties of underlying rocks effectively mapping subsurface geological features, such as magnetite-bearing intrusive units (usually as high magnetic anomalies), faults and magnetite-destructive alteration zones (usually as low magnetic anomalies).

Prior to 2006, an airborne magnetic survey was conducted over a large area of the Maimon Formation by BHP in 1996. This survey shows that Pueblo Viejo deposits are situated above an extensive sub-surface magnetic source interpreted as a magnetite series granitoid. Moore and Monte Negro lie near the centre of a broad zone of demagnetization due to alteration that extends to a depth of two to three km.

●	Airborne EM survey: An airborne electromagnetic (EM) survey was flown over much of the Maimon Formation to the south and west of Pueblo Viejo by Fugro in 2006, covering the PV regional area.

9.3.2	Ground-Based Surveys

Beginning in 1997 and continuing to date, several ground geophysical surveys were conducted:

●

Induced Polarization (IP) Survey: IP surveys work by injecting an electrical current into the ground and then measuring the decay of the voltage after the current is turned off. This measures the “chargeability” of the subsurface materials. Certain minerals, especially sulfide minerals, have a high chargeability, making this a very effective technique for identifying disseminated sulfide deposits. The following data, shown in Figure 9-2, has been collected:

o

Legacy 2D lines (1997, 2004, 2006): Pole Dipole (PDP), 50 m dipoles, 6 levels. Depth of investigation (DOI) 100-120 m. In 1997, MIM completed an IP survey over known deposits. Later, in 2006, 41 km of an IP Pole-Dipole survey were conducted.

o	Arroyo del Rey: two surveys. PDP, 50 m dipoles, up to 20 levels. DOI around 200 m. 2D and 3D inversions.

o	Zambrana: 3D acquisition, lines every 200 m, dipoles 50 m and 100 m. 3D inversions. DOI around 200 m.

●

Ground Magnetic Survey: This method measures variations in the Earth’s magnetic field caused by the magnetic properties of the underlying rocks. It can be used to identify different rock types, map geological structures like faults, and detect magnetic minerals (like magnetite and pyrrhotite), as well as magnetite-destructive zones that may be related to alteration associated with ore deposits. Between 2006 and 2019, 132 km of ground magnetic readings were collected on a 200 m grid. Additional local scale surveys were conducted during 2024 and 2025 in Atenas, Mejita Tails and Gary North areas. All surveys are shown in Figure 9-3.

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N
MIM IP 1997
IP Placer Dome 2004
IP PV Barrick 2006
IP Arroyo del Rey 2023
IP Barrick 2005-2024
2.5 Km

Source: PV, 2025

Figure 9-2  PV Induced Polarization Surveys

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N
2025 Gary North
2006-2020 Pueblo Viejo Surveys
2025
Mejita
2025
Atenas
2.5 Km

Source: PV, 2025

Figure 9-3  PV Ground Magnetic Surveys

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9.4	Geochemical and Spectrometry Sampling

Geochemical exploration has been a fundamental tool in the understanding and targeting of mineralization at Pueblo Viejo. Early campaigns led by Rosario/AMAX (1969–1992) utilized systematic soil and rock-chip sampling, which identified the anomalies that ultimately resulted in the discovery of the Monte Negro, Mejita, and Cumba deposits. Subsequent operators, such as Placer Dome (2002–2005), expanded coverage to regional scales, completing mapping and geochemical surveys over a 105 km² area as part of environmental baseline and exploration studies.

Since 2006, PVD has implemented increasingly systematic geochemical programs. To date, a total of 1,836 rock-chip surface samples has been analyzed for gold plus multi-element geochemistry using four-acid digestion coupled with ICP readings (gold assays conducted at the PV laboratory and multi-element analysis at commercial laboratories like Bureau Vertias and ACME (purchased by Bureau Veritas in 2012)). An additional 635 rock-chip samples have been analyzed exclusively for gold, silver, and copper at the PV laboratory. All rock chip samples are shown in Figure 9-4.

Soil sampling campaigns completed up to 2020 yielded 1,355 samples, analyzed at commercial laboratories (ALS, ACME, Bureau Veritas) using aqua regia and ICP. From 2020 onwards, soil samples have been prepared and assayed for gold by Bureau Veritas in the Dominican Republic and Vancouver, with subsequent multi-element analysis by ICP-MS four-acid digestion at ALS, totaling 1,500 additional samples. All soil samples are shown in Figure 9-5. In parallel, predictive modelling techniques have been applied in collaboration with ALS Geoanalytics (former Goldspot Discoveries Ltd.) to statistically homogenize historical soil geochemical datasets, improving comparability and integration with newly acquired data.

A summary of the various laboratories used (current and historic) by PV for exploration sampling is provided in Table 9-1.

Table 9-1  Laboratories Used for PV Exploration

Laboratory	Location	Certifications	Use for	Relationship with Barrick

Pueblo Viejo Mine Lab	Pueblo Viejo Mine, Dominican Republic	ISO/IEC 17025:2017	Rock preparation, Gold and base metal assays	Mine laboratory; not independent of issuer

ALS Peru S.A.	Lima, Peru	ISO/IEC 17025:2017	Gold and multielement assays	Commercial and independent

Bureau Veritas Maimon	Maimon, Cotui, Dominican Republic	ISO/IEC 17025:2017	Surface rock and soil preparation	Commercial and independent

Bureau Veritas Vancouver	Vancouver, Canada	ISO/IEC 17025:2017	Au assays of soil samples	Commercial and independent

Spectral data acquisition has complemented the geochemical datasets. A total of 1,394 rock-chip samples and 774 soil samples have hyperspectral results obtained with the OreXplorer spectrometer and interpreted using the aiSIRISTM platform. These data provide valuable information on alteration mineralogy characteristics and chemical composition that, along with geochemistry, enhance the understanding and vectoring to ore zones. Integration of these results into the district-scale

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geological framework has refined the alteration model, allowing better definition of the mineral system zonation patterns, pathways and their structural controls, which in turn supports more effective target generation.

All surface sampling, preparation, and analytical work follow standardized protocols and quality assurance and quality control (QA/QC) procedures established by Barrick’s LATAM-AP Exploration Regional Team. These include the systematic insertion of blanks, duplicates, and certified reference materials, as well as the use of accredited laboratories for primary assays and periodic umpire checks. Data collection protocols ensure consistency in sampling, handling, and storage, providing confidence in the representativity and quality of the datasets.

Together, these datasets represent a robust geochemical and mineralogical foundation for exploration. They provide key insights into litho-geochemical variation, alteration footprints, and pathfinder element distribution. The integration of geochemical and spectral data with geological mapping, petrography, and geochronology supports the refinement of stratigraphic columns, improves the understanding of mineralization controls, and strengthens district-scale geological models. Ultimately, this integrated approach enhances the ability to vector toward new targets, reduces geological uncertainty, and underpins the definition of future drilling programs across the Pueblo Viejo district.

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Source: PV, 2025

Figure 9-4  PV Rock Chips Sample Locations

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Source: PV, 2025

Figure 9-5  PV Soil Sample Locations

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9.5	Exploration Potential

9.5.1	Near Mine

Pueblo Viejo continues to advance several near-mine exploration targets located around and beneath the active Moore (MO) and Monte Negro (MN) pits. These targets are designed to test the depth and lateral continuity of high-sulfidation mineralization, upgrade Resource confidence, and assess opportunities for incremental Resource growth adjacent to existing infrastructure. Significant exploration targets include the below:

●

MO–MN Deep Targets: deep drilling beneath the MO and MN pits is designed to test the continuation of the hydrothermal system below current Resource limits. Drilling since 2018 has confirmed the presence of favorable quartz–alunite and quartz–pyrophyllite alteration below ~600 m elevation, indicating the potential for Resource extensions at depth. The 2026–2027 program includes lengthening Reserve-definition holes to evaluate these deeper feeders and advance conversion opportunities.

●

Moore Northwest (MO-NW): recent drilling has confirmed a 500 m mineralized structural corridor northwest of Monte Negro, interpreted as a graben controlled by normal faults linking the MO and MN systems. This zone represents an opportunity to extend mineralization outside the current Resource shell and increase Resource classification confidence through targeted infill and step-out drilling through infill and step-out drilling.

●

Cumba South: drilling has intercepted high-grade mineralization immediately below the Reserves pit, associated with a favorable quartz–pyrophyllite–alunite assemblage and NW-trending structures. Further drilling aims to confirm continuity of these high-grade zones and refine their geometry for potential inclusion in future mine plans.

●

ARD1 and ARD1-West: ARD1 is an advanced exploration target located beneath the Las Lagunas quarry, where permeable carbonaceous sediments and dacitic tuffs are cut by N–S feeder faults. Upcoming drilling is designed to test mineralization beneath the limestone cover and assess the potential for defining a new mineralized zone. ARD1-West will evaluate whether the NNE structures, including the Monte Oculto fault system, continue beneath limestone cover and can host mineralization west of the current pits.

●

Cumba East: a series of NNW structures east of the Cumba deposit may host extensions of structurally controlled high-grade mineralization. Follow-up drilling will test the continuity of these structures and refine Resource confidence in an area partly constrained by historical exclusion zones.

9.5.2	District Exploration

A technical review of all geological information at the district scale continues to reveal favorable exploration potential within the PV district. This work has so far defined several areas of interest for epithermal gold mineralization along a main NNW-trending structural corridor, with converging

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favorable alteration, structure, and related geochemical and geophysical anomalism. Target-scale delineation of these areas is ongoing, aiming to expedite the testing of new drill ready targets.

9.6	QP Comments on Exploration

In the opinion of the QP:

●	The exploration programs completed to date are appropriate to the style of the deposits and prospects within the PV Mine area.

●

All samples collected to date by the current and previous operators are representative and unbiased. Over many years of exploring, the sampling programs done on the surface and through drilling have shown to be adequate to find and characterize the new deposits in the PV brownfields (Cumba, ARD1).

●

The PV district retains significant exploration potential, and additional work is planned to both expand existing known ore bodies as well as test for the discovery of new deposits throughout the entirety of the property. This has been demonstrated by the past and ongoing success of increasing the quality of the LOM over the years (Cumba).

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10	Drilling

10.1	Drilling Summary

Early drilling at Pueblo Viejo was conducted by Rosario during the 1970s and 1980s using diamond drilling (DDH), reverse circulation (RC), and rotary air blast (RAB) methods. Geological logging was completed for most holes, though core photographs and downhole surveys were not performed. Core recovery in mineralized and silicified zones was poor, averaging around 50%. Subsequent evaluation by Fluor (Fluor, 1986) concluded that core recovery had variable effects on gold grades but did not introduce systematic bias across the deposit. RC drilling showed no consistent gold bias, except for certain series in specific areas, although zinc results were sometimes influenced by sampling device issues. Much of this early shallow drilling was within oxide zones, now mined out, and has immaterial influence on current sulfide Resource estimates.

In 1996, the GENEL JV completed 20 HQ core holes, 11 in Moore and 9 in Monte Negro, all drilled at an angle. Downhole surveys were performed, although the instruments used were not documented. Drill hole locations were established using GPS, and a subset of assay data was verified finding no errors (AMEC, 2005). Around the same period, MIM drilled 31 HQ/NQ holes (15 in Moore and 16 in Monte Negro) between 1996 and 1997. Most holes were angled, but no downhole surveys were reported, and the accuracy of collar surveys is uncertain.

Modern drilling campaigns were carried out by Placer Dome in 2002 and 2005, totaling over 24,279 m across 311 diamond drillholes. Drilling used NTW core with oriented drilling to capture structural and bedding information. Drill pads were surveyed using GPS and high precision survey methods to establish accurate collar positions. Downhole surveys were conducted with Sperry-Sun single-shot cameras, and deviations were minimal. Logging protocols were significantly more detailed, with multiple forms capturing geological, structural, and geotechnical data, later digitized and incorporated into GEMCOM software for Resource modeling.

Between 2006 and 2014, successive exploration and definition drilling campaigns at Pueblo Viejo progressively improved the geological understanding of the deposits and expanded Resources, particularly in the Moore and Monte Negro deposits. Early programs led to the discovery of deeper mineralization at Monte Negro East and new zones in Moore West. Subsequent campaigns focused on definition drilling in Monte Negro North and between the Moore and Monte Negro pits, followed by large-scale relogging of historical core, geological pit mapping, and reinterpretation of the geological model. From 2010 to 2014, pit mapping continued alongside infill RC grade control drilling and limited water well drilling, with further programs extending to areas north of Monte Negro and into Cumba. These confirmed the continuity of mineralization in Monte Negro North and Cumba, although drilling in Monte Negro 10 North did not demonstrate extensions to mineralization.

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From 2015 to 2022, exploration programs broadened into satellite and near-mine targets, testing depth extensions, feeder zones, and new areas beneath the Hatillo limestone. Drilling in Mejita, Monte Negro Feeder, Monte Negro down-dip extensions, and ARD1 highlighted the potential for additional mineralization, including intersections below the limestone in the same host rocks as Moore and Monte Negro. From 2018 to 2021, exploration expanded to Mejita North, Cumba NW, ARD1, Arroyo Hondo, Zambrana, and Diorite, with positive results adding Mejita to Mineral Reserves and confirming ARD1 as a priority target. Diorite drilling also identified construction material sources for the Naranjo TSF Project. Programs such as ARD1, Mejita, Cumba, and Main Gate have advanced to stages of Inferred Resource estimation or higher.

Starting in 2023 and to present, drilling programs were conducted within the limestone quarries to support limestone inventory definition and evaluate the potential for construction materials, including diorite suitable for filter and rockfill applications.

For Mineral Resource definition (excluding RC grade control), between 2006 and 2025 Barrick Pueblo Viejo completed a total of 4,313 in situ exploration drill holes, comprising 2,043 diamond drill holes (DDH) and 2,270 reverse circulation (RC) holes, for an aggregate of approximately 667 km of drilling. On a cumulative basis, from the 1970s through 2025 and across all operators, a total of 7,438 in situ drill holes have been completed on the property, representing approximately 830 km of drilling.

RC drilling is also applied for in-pit and low-grade stockpile grade control. Between 2010 and 2025, Barrick Pueblo Viejo completed an extensive RC grade control program comprising 30,876 closely spaced drill holes, totaling approximately 1,325 km of drilling. In-pit grade control drilling was conducted on a nominal 15 mN x 10 mE grid, while low-grade stockpiles were drilled on a wider 25 mx 25 m spacing.

In addition to RC grade control drilling of stockpiles, PV completed a dedicated Sonic drilling program in 2018 comprising 24 drill holes totaling approximately 1.3 km of drilling. This program was undertaken to improve grade definition, material classification, and metallurgical characterization of previously mined stockpile material.

Overall, as summarized in Table 10-1, drilling conducted on the Pueblo Viejo property between the 1970s and 2025 totals 38,338 drillholes, representing approximately 2,156 km of drilling. This total includes all drilling methods completed by all operators, comprising percussion, RAB, diamond drilling (DDH), reverse circulation (RC), RC grade control, and Sonic drilling programs. Drill collar locations are shown in Figure 10-1.

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Table 10-1   Pueblo Viejo Drilling Summary

Year	Operator	Percussion		RAB		DDH		RC		RC Grade Control		Sonic (Stockpiles)		Total Holes	Total Meters

		No. Holes	Meters	No. Holes	Meters	No. Holes	Meters	No. Holes	Meters	No. Holes	Meters	No. Holes	Meters

1970-1996	Rosario Dominicana	343	8,706	2,072	84,431	223	27,062	67	10,090	-	-	-	-	2,705	130,289

1996-1999	Genel	-	-	-	-	14	1,519	-	-	-	-	-	-	14	1,519

1997	MIM	-	-	-	-	31	4,600	-	-	-	-	-	-	31	4,600

2001	BGC	-	-	-	-	6	238	-	-	-	-	-	-	6	238

2002-2005	Placer Dome	-	-	58	1,548	311	24,279	-	-	-	-	-	-	369	25,827

2006-2025	Barrick	-	-	-	-	2,043	348,761	2,270	318,700	30,876	1,324,484	24	1,282	35,213	1,993,227

Total		343	8,706	2,130	85,979	2,628	406,459	2,337	328,790	30,876	1,324,484	24	1,282	38,338	2,155,700

Note: numbers may not add due to rounding. RC Grade control includes RC grade control drilling in stockpiles (1,995 holes for 54,914m)

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+372000 E
+375000 E
+378000 E
+381000 E
+2097000 N
+2094000 N
+2091000 N
+2088000 N
+2085000 N
MN
CU
MO
ME
QQ
SJ
ARD1
Las Lagunas
Naranjos
Llagal
Diorite
Plunge +90
Azimuth 000
Looking down
0
1000
2000
3000
Coordinates: NAD27 / UTM zone 19N
Barrick Pueblo Viejo, RD, Resource Model extents and Drilling Support by Company
Drilling Support By Company
Monte Negro
Cumba
Moore
Mejita
ARD1
Las Lagunas Quarry
San Juan Quarry
Quemados Quarry
Diorite Quarry
TSF Narajno
Llagal Tailing
Reserve Fiscal
Rosario
BGC
Placer Dome
Genel
CGS
MIM
Barrick

Source: PV, 2025

Figure 10-1   Pueblo Viejo Drillhole Location Map

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10.2	Drilling Used to Support Mineral Resource Estimation

The drilling used to support Mineral Resource estimation does not include all drilling contained in the database. As part of the QA/QC process some of the historical drilling was found to be unsuitable for use in the estimate for Mineral Resources but may be used for other purposes such as geological modeling. The QA/QC process is detailed in Section 11.4.

The cut-off date for drilling data used to support the Mineral Resource estimate is May 31, 2025. A summary of the drilling database supporting the Mineral Resource estimates is presented in Table 10-2, and drill collar location maps for deposits with current Mineral Resource estimates are shown in Figure 10-2.

Table 10-2   Drilling Supporting Mineral Resource Estimates

Area	Company	Count	DDH (m)	RC (m)	RC-DDH (m)	Sonic (m)	Total (m)	Proportion (%)

Moore	MIM	15	2,535	-	-	-	2,535	0.2%
	Genel	11	2,098	-	-	-	2,098	0.1%
	Rosario Dominicana	134	13,982	2,821	-	-	16,803	1.0%
	Placer Dome	69	9,917	-	-	-	9,917	0.6%
	Barrick	17,900	112,536	860,732	6,131	-	979,399	59.1%

Monte Negro	MIM	16	2,065	-	-	-	2,065	0.1%
	Genel	9	1,053	-	-	-	1,053	0.1%
	Rosario Dominicana	90	7,047	7,181	-	-	14,228	0.9%
	Placer Dome	61	8,423	-	-	-	8,423	0.5%
	Barrick	9,895	67,128	439,751	10,048	-	516,926	31.2%

Cumba	MIM	-	-	-	-	-	-	0.0%
	Genel	-	-	-	-	-	-	0.0%
	Rosario Dominicana	4	251	-	-	-	251	0.0%
	Placer Dome	-	-	-	-	-	-	0.0%
	Barrick	694	14,596	29,484	3,757	-	47,837	2.9%

Stockpiles	Barrick	2,019	-	54,914	-	1,282	56,196	3.4%

Total (m)		30,917	241,631	1,394,883	19,936	1,282	1,657,732

Proportion (%)			15%	84%	1%	0.1%		100%

 Note: numbers may not add due to rounding; RC-DDH = RC hole with DDH tail (see Section 10.4).

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Monte Negro
Cumba
Moore
+374500 E
+375000 E
+375500 E
+376000 E
+376500 E
+377000 E
+2097000 N
+2096500 N
+2096000 N
+2095500 N
+2095000 N
+2094500 N
+2094000 N
+2093500 N
Plunge +90
Azimuth 000
Looking down
0 125 250 375 500
Coordinates: NAD27 / UTM zone 19N
Au_ppm
4
3
2
1
0.001
0 125 250 375 500 m
Monte Negro
Moore
Cumba
Block Model Extents
Barrick Pueblo Viejo, RD, Resource Model extents and Drilling Included Q3.2025
Drilling Included Q3.2025
Drillholes
BARRICK
PUEBLO VIEJO JV

Source: PV 2025

Figure 10-2   Pueblo Viejo Drill Collar Location Map Supporting Mineral Resource Estimates

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10.3	Evaluation of Drilling Programs

Validation of the historical drilling campaigns (Rosario, Genel, MIM, Placer Dome) was done as part of multiple studies (AMEC, 2005; AMC, 2011; RPA, 2018; Woods, 2020; Barrick, 2023). These reports document the review and QA/QC procedures applied to the legacy drilling and sampling database for the Pueblo Viejo Mine (see Section 11.4 for additional details). These comprehensive studies included:

●	Visual validation in 3D;

●	Statistical and spatial analysis of the drillhole data;

●	QA/QC of the assay information;

●	Validation of the data against the original documents (logging and assay certificates);

●	Revision of the historical standard operating procedures (SOP’s) against the datasets; and

●	Twinned drillholes comparative studies;

Additionally, since 2006, the amount of Barrick’s drilling information has significantly increased, overwhelming the legacy data by a large margin. The current proportion of legacy data in the Resource database is less than 2%, which renders the impact of the historical datasets on the overall estimation result to be negligible.

Pueblo Viejo conducted detailed reviews of the historical drillhole database prior to updating the 2007, 2018, 2023, and 2025 Mineral Resource estimates (see Section 12 – Data Verification). Based on these reviews and subsequent verification programs, the QP is of the opinion that no drilling, sampling, or recovery factors have been identified which could materially affect the accuracy or reliability of the assay results or the overall quality of the database.

10.4	Drill Methods

In its recent history, Pueblo Viejo has employed two primary drilling methods for Resource definition and estimation; DDH, and RC drilling. DDH is used for exploration, Resource and Reserve evaluation, hydrogeological and geotechnical studies, metallurgical sampling, and for validating or twinning RC intercepts. RC drilling is applied across all drilling categories where detailed geological and mineralogical control is not essential. Where RC penetration rates decrease significantly or groundwater inflows prevent the collection of dry samples, drill holes are typically completed with a DDH tail (RC-DDH).

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10.4.1	Diamond Core Drilling

Drilling Procedure

DDH is primarily used to establish a robust geological understanding of the controls on mineralization, for Mineral Resource and Mineral Reserve extension work, for geotechnical, hydrogeological, or metallurgical investigation.

Sample intervals are generally 2.0 m, with shorter samples taken across major geological contacts. Where conditions permit, DDH is conducted using HQ core (63.5 mm diameter), typically carried through to the full depth of the hole.

DDH drilling is typically completed by various third-party drilling companies with accepted industry experience. These companies have experience with PV style deposits or have training programs established when bringing on inexperienced employees to maintain acceptable standards. A geologist or drilling services supervisor must be present on site prior to the commencement of drilling. Their responsibilities include verifying that the drill pad or station is safe and confirming that the planned drilling program can be executed as designed (dip and azimuth). If the program cannot be completed due to site limitations, it is adjusted accordingly. The drilling services supervisor also ensures that third-party contractors comply with Pueblo Viejo drilling standards and follow the work plan established by the geology team.

Logging and Sampling

PV applies comprehensive core logging and sampling procedures that include both geological and geotechnical logging. After retrieval from the core barrel, core is placed in trays and transported from the drill site to the logging shed, where initial photographs are taken before the core is washed. Core lengths are marked in the trays, with spacers inserted and downhole depths recorded by a technician. The trays are laid out sequentially by depth, core loss is verified, and correct depths are confirmed. Recovery data are captured at this stage and entered into the acQuire® database. High-resolution photographs are taken and stored using IMAGO Capture-X, with imagery securely archived in the IMAGO cloud server and accessible to geologists through individual credentials.

At the core shed, geologists record lithology, structures, mineralization, alteration, recovery, and rock quality designation (RQD), using portable tablets loaded with acQuire™ Logger software. Sampling intervals are typically 1.5 m to 2.0 m, adjusted for lithological or mineralization boundaries. Core is split longitudinally, with half sent to the laboratory for assay and the other half retained in the core box for future reference. Special attention is given to core rotation during cutting to ensure representative samples, particularly in intervals with veinlets, laminated rocks, coarse polymictic fragments, or patchy sulfide mineralization. In such cases, cut lines are drawn perpendicularly to dominant structures or through the main mineralized volume.

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All boxes are stored in the core shed and later archived in dedicated hangars with a total capacity of approximately 60,000 boxes (equivalent to approximately 240 km of drilling). Sample batches include QC materials (standards, blanks, and duplicates) and are submitted to the PV laboratory for analysis. Drill hole collar locations are surveyed with high-precision GPS, and downhole surveys are conducted using a Reflex Gyro system.

Logger utilizes the same acQuire® software (similar to RC logging) to ensure codes and methods are consistent. The logging includes data for lithology, stratigraphy, basic structural data, recovery, alteration, and mineralization. Detailed structural information such as faults and bedding angles as well as rock mass rating is also recorded. Geotechnical logging is completed on core using industry standards as directed by the Mine geologist or geotechnical engineer. PV maintains a written protocol for drill core logging and sampling. The average drill core recovery range is driven by the quality of the rock that is drilled. Overall average recovery is approximately 95%.

10.4.2	Reverse Circulation Drilling

Drilling Procedure

RC drilling is performed with 5 1⁄2 in (140 mm) diameter and 5 3⁄8 in (137 mm) diameter bits, with chip samples collected in the field using a rotary splitter controller.

RC drilling at Pueblo Viejo is carried out using truck-mounted rigs. Drill bits are standard carbide-button hammer bits and carbide-button tri-cone bits. Hammer bits are effective under dry drilling conditions but lose efficiency as moisture increases; when significant water inflow is encountered, tri-cone bits are used to maintain penetration rates and recover representative samples. The maximum depth achievable for RC drilling depends on several factors, including the depth of the water table, the air pressure supplied by the compressors or boosters, and the pull-back capacity of the rig.

Drilling is completed using a center-return hammer bit, as this sample collection method minimizes the potential for contamination from wall-rock material and ensures a more representative recovery of in-situ mineralization. The center-return configuration allows the sample to travel directly through the inner tube to the cyclone and splitter, reducing contact with the borehole walls and maintaining consistent sample quality across varying ground conditions.

Sample recovery is closely monitored at the rig by the driller and site sampler. Each interval is visually inspected to evaluate sample volume, moisture content, and potential contamination. Sample weights are recorded at the assay laboratory. In general, RC sample recoveries exceed 85%, except in zones of intense fracturing or clay alteration where minor losses can occur. When low recovery is observed, drilling parameters such as air pressure, rotation speed, or bit type are adjusted to improve return quality. Any intervals showing potential bias or contamination are flagged in the database for review.

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Logging and Sampling

PV applies comprehensive logging and sampling procedures for RC drilling. Logging follows Barrick’s standardized procedures and coding system, first established in the 1990s and subsequently updated. Drill samples, generally consisting of <1.2 cm rock chips, are collected at 2.0 m intervals and placed in plastic chip trays for geological logging. Each tray contains material from up to 30 m of drilling, is clearly labelled with the hole ID, and has depth markers for each compartment to ensure accurate correlation during logging.

RC holes are digitally logged directly into the acQuire® database, with entries verified by the geology team before the drill hole record is finalized. Geological logging is completed using standardized pull-down menus for structure, lithology, metallurgical classification, and alteration, with additional comments entered at the geologist’s discretion. Once logging is completed, chip trays are transferred to the core shed where they are photographed using IMAGO Capture-X.

Sample recovery is measured in the field by comparing the actual sample weight against the expected weight and is generally high across all deposits, averaging greater than 90%.

10.4.3	Rotary Air Blast Drilling

Drilling Procedure

At Pueblo Viejo, rotary air blast (RAB) drilling methods are used exclusively for the blasting process by the Mine Drill and Blasting operations.

Logging and Sampling

Blast holes within the active open pits are primarily drilled to support drilling and blasting operations and are therefore not routinely logged or sampled. Their principal purpose is to define blast patterns and optimize fragmentation during mining. However, in localized areas where RC or DDH data coverage is limited, selected blast holes may be sampled to confirm local gold grade continuity and provide short-range validation of the grade control model. Sampling is conducted using a radial cut method applied to the detritus pile to obtain a composite sample that is representative of the blast material. These occasional blast-hole samples are considered supplementary information and are not incorporated directly into the Mineral Resource estimation database.

In contrast, blast holes within the limestone quarries are routinely sampled to support the quarry grade control model and to provide a representative assessment of limestone quality and waste material characteristics. These samples are used exclusively for quarry material characterization and operational QC purposes and are not included in the Mineral Resource estimation.

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10.4.4	Stockpiles Drilling

Drilling Procedure

At Pueblo Viejo, stockpile drilling has been conducted using both reverse circulation (RC) and, historically, Sonic drilling methods. In 2018, a drilling program was completed to better define the existing stockpile and to collect samples from below surface for testing. 80 drill holes were drilled targeting the low gold grade areas of the stockpile, which forms a significant proportion of the process feed post Processes Plant Expansion Project. Of these holes, 24 were sonic holes, and 59 were RC. All holes were placed in a 100 m x 100 m grid. Holes from this grid were selected for sonic drilling in such a way that the proportions of L1, L2, and L3 (L1 < 7.0% total sulfur, L2 between 7.0% to 8.5% total sulfur and L3 > 8.5% total sulfur) stockpiled material drilled would be similar to the proportions found in the stockpiles. From these sonic holes, 47 intervals of approximately 3 m each, were selected for metallurgical testing.

More recent stockpile drilling programs have been carried out using RC methods on a nominal 25 m × 25 m grid, consistent with grade control objectives. Drill holes are typically shallow and vertically oriented and are completed on prepared stockpile surfaces with surveyed collar locations. Stockpile drilling is operational in nature and is distinct from in situ Mineral Resource definition drilling, as it does not test geological continuity of the orebody.

Logging and Sampling

Samples from both Sonic and RC drilling programs are logged to record lithological characteristics, oxidation state, and material type relevant to processing and metallurgical classification. Sonic drilling provided continuous, relatively undisturbed samples and serves as a baseline dataset for comparison with subsequent RC drilling. RC chip samples are collected at 2 m intervals, split using standard sampling equipment, and prepared following established Pueblo Viejo sample handling and QA/QC protocols. Assay results are used to support grade distribution, blending strategies, and metallurgical routing of stockpiled material, and are not used for Mineral Resource estimation of the in-situ orebody.

10.5	Drill Planning

Drilling is completed regularly as part of ongoing operations. All drilling falls into four categories, each with specific objectives and outcomes as follows:

●

Exploration Drilling – Greenfields and brownfields exploration type drilling within and adjacent to plan of operations boundaries focused on regional and district scale controls and mineralization of potentially new mines.

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●

Growth Drilling – Brownfields to near mine exploration within plan of operations boundaries with the focus on development of new ore pods within existing mines and conversion of mineral inventory through Resources and Reserves.

●	Grade Control Drilling – Includes both advanced and infill grade control (GC) programs.

o

Advanced GC Drilling; consists of wider-spaced drilling designed to extend coverage beyond the immediate production areas. It provides early definition of mineralization continuity and grade distribution within planned pushbacks or future mining phases, supporting pit design optimization and medium-term mine planning prior to infill GC programs.

o

Infill GC Drilling; consists of close-spaced drilling for final production definition to inform Measured Mineral Resources and Proven Mineral Reserves. At Pueblo Viejo, infill GC drilling typically provides 12 to 18 months of production coverage, targeting approximately 80% of measured ounces within the open pits.

Two stages of drill planning are recognized:

●

Conceptual planning, which defines target zones of mineralization and establishes staged programs for conversion of Inferred to Indicated or Indicated to Measured categories and growth. This planning phase is aligned with the rolling LOM plan and long-term Mineral Reserve strategies.

●

Detailed design, which determines the exact hole orientations, dip, azimuth, and depths required to achieve target coverage, while also considering platform access, slope stability, and operational constraints. Drillholes are designed to maintain optimal orientations, with deviation checks applied when drilling through known voids or structural hazards.

Additionally, during execution, geological control is critical to monitor hole deviation and, where necessary, adjust dip or azimuth to maintain an optimal orientation relative to mineralization. Where infrastructure or surface constraints prevent ideal orientations, apparent thicknesses may be greater than true thickness, and this is accounted for in the interpretation and modelling process.

Drill planning at Pueblo Viejo follows standardized procedures designed to optimize geological information, minimize sampling bias, and ensure drill intercepts are as close to true thickness as possible. Drillholes are generally inclined, which provides intercepts that are predominantly perpendicular to the overall geometry of mineralization, improving confidence in the estimation of true thickness (Table 10-3).

Table 10-3  Drilling Planning Specifications

Deposit	Diameter (DDH/RC)	Dip Constrains	Depth Limits	Azimuth	Dip

Moore	HQ; 5 1⁄2 - 5 3⁄8 in	-45°, -90°	0 - 800 m	270°	-60°

Monte Negro	HQ; 5 1⁄2 - 5 3⁄8 in	-45°, -90°	0 - 800 m	90°	-60°

Cumba	HQ; 5 1⁄2 - 5 3⁄8 in	-45°, -90°	0 - 800 m	50°, 90°, 270°	-60°

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Sample intervals are typically collected at 2.0 m, adjusted as required across significant geological contacts, zones of alteration, or mineralized intervals to ensure representative sampling. Where necessary, twinning of historical holes is conducted to verify legacy data and evaluate potential biases associated with older drilling methods. This helps validate the reliability of data incorporated into Mineral Resource estimation.

Planned collars are surveyed by qualified personnel using high-precision differential GPS (DGPS). Drill pads are cleared and prepared to accommodate the rig, auxiliary equipment, and sampling facilities. For diamond drilling, sumps are excavated at the pad to contain drilling returns and ensure safe operation. Upon completion of drilling, sumps are backfilled, the site is remediated as required.

The drill spacing used for Resource definition and grade control in both the ore zones and in the quarries have been assessed by drill hole spacing studies completed in 2009, 2023 (Kriging Variance and Conditional Simulation) and 2024 (Limestone Quarries). Table 10-4 summarizes the drill spacing requirements in ore zones and quarries.

Table 10-4   Drill Spacing Requirements

Area	Type	Drill Spacing Classification	Nominal Spacing (m)

Ore Zones	Resource Definition	Inferred	150x150
		Indicated	70x70
	Grade Control	Measured	30x30
		Infill	10x15

Waste	N/A	N/A	20x30

Quarries (Limestone)	Resource Definition	Inferred	400x400
		Indicated	150x150
	Grade Control	Measured	75x75
		Infill	25x25

10.6	Collar Surveys

PV uses the NAD27 UTM zone 19N coordinate system for all drill-hole collar locations. Historically, a local reference system (PVDCx) established in 2008 by T&S Engineering was tied to the NAD 1927 (Caribbean Datum, Zone 19N) and anchored to a network of five permanent benchmarks (PV-6, TS-1 to TS-5). This three-dimensional control network was designed for use with both optical and satellite instruments and achieved high precision, with horizontal closure of 1:50,000 and vertical closure better than 15 mm per km.

All surface drill collars are surveyed using high-precision DGPS referenced to the PV control network. Pueblo Viejo’s internal survey team performs all topographic and collar survey work following standardized procedures and quality assurance protocols. Collar coordinates are verified in the field, plotted on maps, and checked for spatial accuracy before being uploaded to the acQuire® database. When historical data are incorporated, coordinate transformations based on validated calibration parameters are applied to ensure spatial consistency within the database.

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10.7	Down Hole Surveys

All DDH with total depth greater that 100 m are downhole surveyed using Reflex digital gyros or conventional gyro instruments (both single-shot and multi-shot types) to measure dip and azimuth at 5 m intervals. An initial reading is taken near the collar, with additional measurements recorded every 2 m or within 20 m beyond the last regular interval for deeper holes. The survey data are reviewed and validated by the drilling team to ensure spatial accuracy prior to incorporation into the acQuire® database.

RC GC holes exceeding 100 m depth are routinely downhole surveyed at 5 m intervals using a Reflex Gyro tool to capture deviation and maintain positional accuracy of the modeled ore boundaries. RC holes shorter than 100 m are not surveyed, as deviation is considered negligible at shallow depths. For these short holes, the initial collar azimuth and dip are recorded using a staked-out survey, obtained by compass measurement at the time the rig is positioned on the drilling platform. Downhole survey data are exported directly from the instrument, validated by the Mine geologist via the IMDEXHUB IQ® web platform, and then imported into the acQuire® database for integration with the geological and Resource models. All instruments used are calibrated according to the manufacturer’s specifications, and downhole survey activities are performed by drilling contractors.

Summaries of survey coverage for both exploration and grade control drilling are presented in Table 10-5. All listed survey types are retained and used in the estimation database. The Planned and “StakedOut” survey types correspond exclusively to non-read drillholes, which resulted from operational constraints during active drilling campaigns. The “Unknown” survey type applies only to historical drillholes predating Barrick’s operations, for which no metadata are available. These classifications are maintained for transparency, but all survey records undergo validation prior to inclusion in the estimation process to ensure positional reliability.

Table 10-5   List of Exploration and Advanced GC Drill Hole Surveys Undertaken

Survey Type	Holes Surveyed
	Accepted	Rejected	Grand Total

GyroMaster	30,569	1,699	32,268

isGyro	303	0	303

RFX_EZTRAC	15	50	65

RFX_OMNIx4	5,066	10	5,076

RFX_SPRTIQ	8,516	5	8,521

Singleshot	8,214	45	8,259

StakedOut	939	2	941

Planned	1,288	58	1,346

Unknown	7,992	9	8,001

Grand Total	62,902	1,878	64,780

Note: numbers may not add due to rounding.

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10.8	QP Comments on Drilling

In the opinion of the QP:

●	The quantity and quality of lithological, geotechnical, collar and downhole survey data collected in the drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

●

The drilling, sampling methods, and collection process are representative of the material with no known factors that would introduce any biases of significant note or materially impact the accuracy and reliability of the drilling results. The QA/QC results show that there are no major issues and demonstrate the homogeneity of the ore bodies.

●

The recovery, while variable, is adequate to collect a sample that is representative over that interval. The zones of “no recovery” or “no sample” are indicated properly in areas of low to no recovery and aligned to a best practice in these deposits.

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11	Sample Preparation, Analysis and Security

11.1	Sample Preparation

11.1.1	Pre-Placer Dome Drilling

There is minimal procedural documentation available to PV that details the historic sampling methods or chain of custody used by Rosario Resources, GENEL JV and Mount Isa Mines (MIM) in their drilling campaigns. Review of these procedures indicated drilling and sampling were following generally acceptable practices for the time. The historical records indicate core samples are mostly two-meter intervals, with some sample intervals broken on lithology. RC holes were generally sampled on two-meter intervals.

The GENEL JV drilling core was split into thirds, and one-third was used for the analytical sample. The remainder could be archived or split again for metallurgical test work.

11.1.2	Placer Dome Diamond Drilling

Placer Dome sample intervals were normally two meters, with adjustments at lithology or alteration contacts. Core samples were photographed, and the rock was logged for RQD prior to quick-logging. The core was marked for splitting, honoring geological characteristics and contacts. Geo-technicians then marked the sample intervals and assigned sample numbers. After sample intervals were marked, the core was logged by a geologist prior to being split using a core saw.

11.1.3	Barrick Drilling

At Pueblo Viejo, sample preparation follows a standardized procedure and is applied to all diamond drilling, geotechnical, hydrogeological, and expansion programs. The process ensures that samples are representative, properly logged, and free of contamination before submission for laboratory analysis.

Core samples are first subject to geological-quick logging in acQuire®, where lithologic, alteration, mineralization, and structural features are recorded, and preliminary sampling intervals are defined. The standard geochemical sample length is 2.0 m, although intervals may be shortened when lithological or mineralization changes occur, or extended up to 10 m in zones of low recovery (<85%). Sampling boundaries are marked physically on the core box with white paint, and each interval is assigned a unique Sample ID generated in acQuire®.

The core is cut lengthwise with a diamond saw, ensuring that one-half is retained for reference while the other half is bagged for analysis. Cut lines are oriented perpendicular to mineralization or foliation where applicable. Samples are placed in heavy-duty plastic bags, sealed with tape, labeled with the

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hole ID and interval, and grouped into batches with corresponding blanks, standards, and duplicates defined by the geologist in acQuire®.

For RC drilling, samples are collected at 2.0 m fixed intervals using a Sandvik Rotaport sampler, producing homogeneous chip samples (< 1.2 cm). Each sample is placed in pre-labeled bags directly from the splitter, ensuring consistent mass and minimal loss. Intervals with poor recovery are skipped and logged accordingly.

All samples are delivered under chain of custody to the Pueblo Viejo on-site laboratory, operated by PV personnel. Upon receipt, samples are logged into the Laboratory Information Management System (LIMS). Each sample is weighed, oven-dried at 105°C, and crushed in Boyd jaw crushers to 85% passing 10-mesh (2 mm). A crush duplicate is produced at this stage. The crushed material is then pulverized using disk (ring) mills to 90% passing 200-mesh (75 µm), and a pulp duplicate is retained. Between samples, the crushers and pulverizes are cleaned using compressed air and barren quartz to prevent contamination. Routine screen-sizing tests confirm compliance with crushing and pulverizing performance specifications.

Pulps of 100 to 200 g are used for routine Au, Ag, total sulfur (Stot), sulfide sulfur (S2), total carbon (Ctot), organic carbon (Corg), and Zn analyses. All results are validated prior to database upload into acQuire®, and remaining pulps and coarse rejects are stored in secure facilities for future reference. Sampling Protocol for PV deposit is shown in Figure 11-1.

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Figure 11-1  Sampling Protocol for Pueblo Viejo Deposit

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11.2	Sample Analysis

11.2.1	Rosario

The samples were analyzed for gold and silver by fire assay, for carbon and sulfur by LECO combustion furnace, and for copper and zinc by atomic absorption spectrometry (AAS). It was reported in a feasibility study undertaken for Rosario by Stone & Webster International Projects Corporation in 1992 (Stone & Webster, 1992) that the analytical procedures used up to that time were of industry standard. However, most of the area drilled is now depleted; therefore, this study does not have a material impact on Pueblo Viejo’s Mineral Resource and Mineral Reserves.

For the sulfide drilling program that started in 1984, external verification programs were performed with the Colorado School of Mines Research Institute (CSMRI), Hazen Research (Denver) and the AMAX Research and Development Laboratory (Golden).

11.2.2	GENEL JV

Details of the GENEL JV sampling protocols are limited. The sample preparation and analytical procedures discussed below are taken from AMEC (2011). Samples were prepared on-site by GENEL JV personnel. Sample splitting was done by crushing a one-third split of the core to less than 10-mesh, homogenized by passing through a Gilson splitter three times and sub-sampled to about 400 g. The sub-sample was packaged and sent to an independent laboratory, Chemex Laboratories Ltd. In Vancouver, British Columbia, Canada (now a division of ALS) for analysis. Samples were analyzed for gold, silver, zinc, copper, sulfur, and carbon and 32-element ICP analysis (G-32 ICP). Most of the area drilled under the GENEL JV is now depleted and does not have a material impact on Pueblo Viejo’s current Mineral Resource and Mineral Reserves.

11.2.3	MIM

No details are available on the sample preparation, analytical procedures, or security measures for the MIM samples. MIM did not insert standards, blanks or duplicates into the sample stream. MIM chose to twin three drill holes as a part of their data validation program. Two of the holes were their own core holes, while the third was a Rosario RC hole.

11.2.4	Placer Dome

During the 2002 and 2004 programs, drill core was cut in half with a diamond blade saw at site. Half of the core was archived and stored on-site in suitable storage conditions for future reference. In 2002, the second half of the core was used for metallurgical test work. In 2004, the second half of the core was sent to Vancouver using airfreight and was received by ALS (formerly Chemex Labs Ltd.), an accredited independent laboratory. No record was kept of the state of the security tags when logged into ALS.

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Samples were prepared following industry-standard procedures at the time, which included crushing the entire sample to 2 mm and splitting a 250 g sub-sample for analysis. The prepared samples were assayed for ore-grade concentrations of gold, silver, copper, zinc, carbon, sulfur, and iron, as summarized in Table 11-1. In addition, multi-element analyses were conducted using four-acid digestion ICP on a suite of 80 samples from drillhole PD02-003 to evaluate broader geochemical associations. During the 2004 drilling campaign, every other sample was also analyzed using aqua regia ICP to complement and validate the four-acid digestion results.

All drill core samples from the Placer Dome drilling programs were analyzed for total carbon by ALS’s C-IR07 LECO furnace procedure. To ensure that the total carbon values adequately represent organic carbon, a suite of 114 samples was reanalyzed by the C-IR6 procedure, which removes all inorganic carbonate by leaching the sample prior to LECO analysis. The sample suite represented all lithologies found in the deposit area. All exhibited advanced argillic alteration or silicification of varying intensities. The results showed that the total carbon analysis was representative of organic carbon in samples with advanced argillic alteration or silicification.

Table 11-1   ALS Analytical Protocols for Placer Dome Samples

Element	ALS Method Code	Description	Range

Au	Au-GRA21	30 g fire-assay, gravimetric finish	0.05-1,000 ppm

Ag	Ag-GRA21	30 g fire-assay, gravimetric finish	5-3,500 ppm

Cu	AA46	Ore grade assay, aqua regia digestion, AA finish	0.01-30%

Zn	AA46	Ore grade assay, aqua regia digestion, AA finish	0.01-30%

C	C-IR07	Total Carbon, LECO furnace	0.01-50%

S	S-IR07	Total Sulfur, LECO furnace	0.01-50%

Fe	AA46	Ore grade assay, aqua regia digestion, AA finish	0.01-30%

11.2.5	Barrick

A summary of all internal and external laboratories used by the Mineral Resource Management (MRM) department is provided in Table 11-2.

Table 11-2   Laboratories Used for PV MRM

Laboratory	Location	Certifications	Use for	Relationship with Barrick

Pueblo Viejo Mine Lab	Pueblo Viejo Mine, Dominican Republic	ISO/IEC 17025:2017	Rock preparation; Au and base metal assays; routine production	Mine laboratory; not independent of issuer

ALS Peru S.A.	Lima, Peru	ISO/IEC 17025:2017	Au and multielement assays	Commercial and independent

Bureau Veritas Maimon	Maimon, Cotui, Dominican Republic	ISO/IEC 17025:2017	Samples preparation	Commercial and independent

SGS Mineral Services	Lakefield, Ontario, Canada	ISO/IEC 17025:2017	Au, Stot, Ctot, Corg assays; CRM round-robin analytical support	Commercial and independent

SGS Mineral Services Laboratory was primarily engaged in certified reference material (CRM) round-robin programs and QA/QC validation exercises and was not routinely used for primary exploration or production sample analyses.

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All analytical work is carried out at the Pueblo Viejo Assay Laboratory (PV Assay Lab) located on-site. It is not an independent facility but is operated by PV. The laboratory is an ISO/IEC 17025:2017-accredited facility (valid to Feb 2027). Gold and silver determinations are performed according to controlled procedures defined in the Barrick Global Analytical Services Manual.

Approximately 15 g ± 0.5 g of pulverized sample are fused in a clay crucible at 1040–1060°C using a flux composed of litharge (61.8%), sodium carbonate (24%), borax (7%), silica (1.8%), and flour (5%). The resulting lead regulus (35–40 g) collects the noble metals, which are subsequently cupelled at 950°C to produce a doré bead. The doré is digested using 1 mL of nitric acid (HNO3) diluted to 50% v/v and 1.5 mL of analytical-grade hydrochloric acid (HCl P.A.), followed by dilution with 7.5 mL of ultrapure water. The solution is centrifuged, and the gold content is determined by Atomic Absorption Spectroscopy (AAS) using an Agilent AA-240 instrument. Samples exceeding 10 g/t Au are re-analyzed by gravimetric finish. Internal Assay Lab. QC for each batch includes certified reference materials (CRMs), reagent and preparation blanks, and internal replicates.

Total sulfur and total carbon are determined by combustion induction using an ELTRA CS-2000 analyzer. Organic carbon is obtained after acid pretreatment to remove carbonate phases. Results are reported as percentage by weight.

Base-metal assays (Cu, Zn, Fe) are completed by multi-acid digestion (HCl–HNO3–HClO4–HF) with AAS finish, providing reliable detection limits for both mineralized and barren lithologies.

Reflectance spectrometry is performed using a TerraSpec SWIR spectrometer and oreXplorer. The method is applied to core, RC chips, and hand samples to identify and quantify alteration minerals based on characteristic absorption features in the short-wave infrared (SWIR) range. Measurements are taken systematically at 2.0 m intervals, with the geologist marking representative alteration zones on the core or chips. The equipment is calibrated using a Spectral on white reference, and readings are processed and interpreted in TSG software, producing mineral assemblage data that are uploaded directly into the acQuire® database to support alteration modeling and domain interpretation.

The results discussed in this section include samples from exploration, Resource-evaluation, and GC programs. A total of 159,746 samples were analyzed between January 1, 2023, and May 31, 2025 (Table 11-3). Roughly 16%-23% of all submissions were QC checks inserted into the analytical stream.

In addition, external validation is maintained through the submission of 6% of pulp samples to ALS Peru S.A (Lima), an independent ISO/IEC 17025-accredited laboratory, for umpire verification.

The PV Assay Lab conducts routine particle-size checks to ensure 85% passing 2.0 mm for crushed material and 95% passing 75 µm for pulps. Monthly contamination and sieve tests consistently meet specifications. Analytical results are validated in the acQuire® database, and coarse rejects and pulps are securely archived for 12 months for potential re-analysis or audit.

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Dry bulk-density is determined by geologist staff using the Archimedes water-immersion method on representative core samples selected by the geology team. Samples are oven-dried at 100°C, weighed in air and in water, and the specific gravity (SG) is calculated as the ratio of dry weight to displaced water volume. Results are averaged from three replicates per interval and recorded in acQuire®. Densities are determined for ore, limestone, and diorite units, and a regression between measured density and sulfur content is used to calculate in-situ bulk densities for the Mineral Resource model.

Table 11-3   Submitted Samples 2023-2025

Samples Type	Number of Samples	Percentage of Total Samples

DDH	32,876	21%

RC	124,615	78%

Density	2,255	1%

Total	159,746	100%

11.3	Sample Security

All sampling activities at Pueblo Viejo follow Barrick’s corporate Sample Management and Chain-of-Custody Standard to ensure complete traceability from field collection to final assay. Samples remain under secure observation from the time they are collected at the drill rig through processing, dispatch, and storage.

DDH core samples follow a standardized process defined in an internal procedure. After completion of the metre-marking, recovery, and RQD process, cores are logged geologically in acQuire®, and sampling intervals are established based on lithology, alteration, and mineralization contacts. The geologist physically marks sample boundaries on the core using white paint and records the intervals in acQuire®, generating the corresponding Sample IDs and QA/QC controls (standards, blanks, and duplicates). Core boxes are labeled with hole ID, depth, and orientation, and stacked in the secure core shed under PV supervision.

After logging and sampling definition, cores are cut along the marked line using a diamond saw, half core is retained for reference and half is bagged for laboratory analysis. Each sample bag is labeled with a pre-generated barcode from acQuire® and sealed with tamper-evident tags. Samples are grouped into batches with dispatch and chain-of-custody forms, which accompany every shipment. Samples are transported securely by PV personnel to the PV Assay Lab, where they are verified upon receipt, weighed, and logged into the Laboratory Information Management System (LIMS) for preparation and analysis.

RC samples are collected directly at the drill platform using an automatic Rotaport splitter. Sample identification labels are pre-generated in the acQuire® database, from which barcode labels are printed and attached to each sample bag in the field. The labeled samples are sealed in heavy-duty plastic bags with tamper-evident security tags. A work order is then created in acQuire®, linking each sample to its corresponding drilling interval and metadata. Samples are transported securely by PV

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personnel to the PV Assay Lab, where they are formally received and verified against the accompanying dispatch form. Upon receipt, the laboratory staff weigh each sample and register it in the LIMS system for subsequent preparation and analysis.

All sample storage facilities, including the core shed, sample preparation area, and assay laboratory are secured by locked gates, CCTV surveillance, and access limited to authorized PV personnel. Samples are transported in covered company vehicles directly to the PV Assay Lab within the mine concession, ensuring continuous custody and eliminating third-party handling.

Following analysis, coarse reject material is disposed of under laboratory supervision, while pulp rejects are catalogued and stored in a dedicated warehouse in clean, dry conditions. Each storage box is labeled with the corresponding dispatch number, laboratory job number, and sample “from-to” interval information. All pulp archives are periodically inventoried, and records are maintained in acQuire® to preserve full sample traceability.

11.4	Quality Assurance and Quality Control

11.4.1	Historic Rosario QA/QC

The number of check assays completed for the Rosario drill holes is limited but provides a level of confidence for specific drill holes. In general, Rosario did not insert duplicates, blanks, or standards; however, they did send replicates in 1978 and 1985 to outside laboratories. In 1978, Rosario sent 1,586 replicate samples from ten drill holes to Union Assay Laboratory in Salt Lake City, Utah. The gold check assays exhibited substantial scatter, including several obvious outliers. Some of the scatter may have been due to sample swaps, but most of it was unexplained. There was a small bias outside a reasonable acceptance limit of 5%. Overall, excluding obvious outliers, the data corresponded reasonably well. The silver data was similar to the gold data with respect to the significant amount of scatter and a large number of outliers. There was a small (5%) bias between the laboratories. Copper exhibited a small amount of scatter and no appreciable bias between the laboratories. Zinc exhibited more scatter than copper but less than gold and silver, although some of the outliers appeared to be sample swaps. There was about 7% bias between the laboratories, with the direction of bias not stated (AMEC, 2005).

In 1985, Rosario sent samples to three laboratories for gold, silver, carbon, and sulfur assay validation, including:

●	391 samples were sent to the CSMRI for check assaying of the gold and silver values in three batches.

●	236 samples were sent to Hazen Laboratories for sulfur and carbon analysis.

●	154 samples were sent to AMAX Research and Development Laboratory for sulfur and carbon analysis; the results for these checks have not been located.

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A review of the CSMRI check reported that gold results generally corresponded well, but there were several outliers, possibly caused by sample swaps (AMEC, 2005).

The bias between the laboratories is about 7%, which is slightly outside generally acceptable limits (5% bias is a general limit within the industry). The bias may be the result of differences between the analytical procedures, but it is not possible to accurately determine the cause at this time.

11.4.2	Historic GENEL JV QA/QC

The GENEL JV used a combination of duplicate and certified reference materials (CRMs) to monitor the quality of its assays. A detailed review of the results found that the relative error of the 171 duplicates at the 90th percentile was 14%, which is very good precision for gold mineralization. The standard results were reported to be generally within acceptable limits (AMEC, 2005). However, the standard dataset includes many results that exceed the accepted limits, and it is unknown whether these samples were re-analyzed.

11.4.3	Historic MIM QA/QC

The MIM samples have no known QA/QC data.

11.4.4	Historic Placer Dome QA/QC

In 2002, Placer Dome inserted CRMs as every 20th sample to the primary laboratory, ALS Chemex (Vancouver, Canada). The CRMs were commercially purchased for gold only and corresponded to the average grade and cut-off grade at the time. Plots of gold versus batch number showed that the majority of the CRMs returned values within two standard deviations of their established means.

In 2004, Placer Dome began inserting one blank (barren limestone) in addition to one CRM with every batch of 20 samples. All these standards and the blank were assayed for gold, silver, carbon, sulfur, copper, iron, and zinc and provided a basis to evaluate the performance of those elements. AMEC (2005) calculated best values for all elements in each sample based on the results from ALS. Gold was the only certified value, and the best value calculated from the ALS data were indistinguishable from the certified values indicating that ALS generally performed well. The blank data (380 analyses) generally showed blank values except for ten anomalies, which were attributed to inadvertent switches with CRMs.

Placer Dome also monitored the ALS internal QC results for its blanks, duplicates, and CRMs. Placer Dome sent approximately ten sample pulps from every drill hole, resulting in 187 samples, or 13% of the total samples, from the 2002 drill program to ACME Analytical Laboratories Ltd. (ACME) in Vancouver, British Columbia, Canada (ACME was purchased by Bureau Veritas in 2012). An additional 247 sample pulps were shipped during the 2004 drilling program and were analyzed for gold only. CRMs were not inserted into the external check pulp shipments. Gold, copper, and zinc

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results indicated no significant biases between the two laboratories. However, the ALS silver assays averaged approximately 12% lower than ACME.

11.4.5	Barrick

Pueblo Viejo maintains a comprehensive QA/QC program designed to ensure the accuracy, precision, and reliability of all analytical data used in geological and Resource modeling. The program follows Barrick’s QA/QC standards and includes documented SOPs for drilling, logging, sampling, preparation, and analysis. The QA/QC system also defines corrective actions to be taken when analytical or procedural errors are identified. These procedures are consistent with industry best practices.

Quality Assurance (QA) focuses on validating that the sampling, preparation, and analytical methods applied are appropriate for Pueblo Viejo’s deposit characteristics and ensure representative results. This includes periodic reviews of sampling procedures, verification of laboratory performance, and internal audits to confirm that all stages (from sample collection to reporting) comply with Barrick’s QA/QC standards. Regular laboratory audits and site inspections are carried out to evaluate analytical procedures, equipment calibration, and data integrity at the PV Assay Lab. Specialized QA/QC training is provided to the PV team to maintain consistent application of protocols across all drilling programs.

QC is implemented as a continuous, real-time monitoring system to ensure that the established QA standards are maintained throughout the analytical process. QC samples are inserted systematically across exploration, Resource evaluation, and grade control programs prior to dispatch to the laboratory (DDH and RC). For each batch of 60 routine samples, the PV program inserts three certified reference materials (CRMs), two duplicates at the field, coarse, and pulp stages, and two coarse and fine blanks, together with 2%–3% umpire pulp samples, resulting in approximately 23% of the total samples being submitted as QA/QC checks. All QA/QC results are reviewed by the PV QA/QC Coordinator in accordance with Barrick QA/QC standards. The sample types and their respective insertion rates for the period from January 1, 2023, to May 31, 2025, are summarized in Table 11-4 and Table 11-5.

Comparative analysis between PV and ALS Peru S.A results indicate minimal analytical bias (±0.3% for gold), confirming strong laboratory performance. In addition to umpire laboratory checks, PV performs field and process audits, including routine inspections of drill rigs, core-logging, sampling, and core shed facilities, ensuring end-to-end data integrity within the Resource estimation workflow.

Monthly and quarterly assessments of QC data are performed, including the generation of control charts, scatterplots, quantile–quantile (QQ) plots, and statistical analyses of accuracy, precision, and bias. Any sample or batch that fails QA/QC criteria is flagged in the acQuire® database, triggering re-analysis and investigation.

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Table 11-4   QC Samples and Insertion Rates for Exploration Dataset

Samples Type	Samples Dispatched by Program	No. QC Samples Submitted	QC Samples as % of Total Samples	Laboratory

Coarse Blanks		1,699	3%	PV Assay Lab

Fine Blanks		723	1%	PV Assay Lab

Certified Reference Materials (CRM)		3,381	7%	PV Assay Lab

Field Duplicates	48,798	1,947	4%	PV Assay Lab

Crush Duplicates		995	2%	PV Assay Lab

Pulp Duplicates		997	2%	PV Assay Lab

External Check Sample (umpire assays)		1,720	4%	ALS Peru S.A

Total	48,798	11,462	23%

Table 11-5   QC Samples and Insertion Rates for Grade Control Dataset

Samples Type	Samples Dispatched by Program	No. QC Samples Submitted	QC Samples as % of Total Samples	Laboratory

Coarse Blanks		4,301	3%	PV Assay Lab

Fine Blanks		1,752	1%	PV Assay Lab

Certified Reference Materials (CRM)		7,914	5%	PV Assay Lab

Field Duplicates	153,367	5,042	3%	PV Assay Lab

Crush Duplicates		1,667	1%	PV Assay Lab

Pulp Duplicates		1,675	1%	PV Assay Lab

External Check Sample (umpire assays)		2,781	2%	ALS Peru S.A

Total	153,367	25,132	16%

11.4.6	Certified Reference Materials

CRMs are routinely inserted into RC and DDH holes at a nominal frequency of 5-7% per hole to validate results reported and monitor the control and calibration of the instruments used by the laboratory. All CRMs used during the review period were sourced from Ore Research & Exploration Pty Ltd (OREAS), CDN Resource Laboratories, or Rocklabs Inc. CRMs have a wide range of oxide and sulfide matrices with similar minerology to the samples submitted. CRMs are selected that best represents the gold content and mineralogical composition of the surrounding samples. The list of CRMs used during the reporting period, together with their expected values and acceptable standard deviation ranges, is presented in Table 11-6.

In addition, a series of in-house certified reference materials (PV series CRMs) have been produced since 2018 using site rock matrix at head grades representative of the plant feed (ranging from 1 g/t to 8 g/t Au). Pulp preparation, homogenization, and round robin analyses were overseen by Smee Consulting, which certified all in-house reference materials. The round-robin programs generally involved eight or more laboratories representing a minimum of four companies, including ALS, ACME, Bureau Veritas, and SGS laboratories. In addition to the in-house materials, commercial CRMs are routinely incorporated into the QC program to complement site-specific standards.

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Table 11-6   CRM Used for Pueblo Viejo QC Program

Standard ID	Element	Expected Value	Std Deviation	Min	Max	Deposit Matrix

CDN-ME-1706	Ag	11.7	1.2	8.1	15.3	No
	Au	2.062	0.156	1.594	2.53	No
	Cu	0.831	0.024	0.759	0.903	No
	Zn	0.291	0.01	0.261	0.321	No

CDN-ME-1808	Ag	39	1.3	35.1	42.9	No
	Au	2.31	0.14	1.89	2.73	No
	Cu	0.212	0.005	0.197	0.227	No
	Zn	3.85	0.075	3.625	4.075	No

CDN-ME-1811	Ag	87	3.5	76.5	97.5	No
	Au	2.05	0.12	1.69	2.41	No
	Cu	1.675	0.046	1.537	1.813	No
	S	6.74	0.17	6.23	7.25	No

CDN-ME-2311	Ag	33.8	1.065	30.605	36.995	No
	Au	1.656	0.06	1.476	1.836	No
	Cu	0.311	0.0055	0.2945	0.3275	No

PV-65	Ag	19.3	0.85	16.75	21.85	Yes
	Au	2.11	0.105	1.795	2.425	Yes
	C	0.2	0.01	0.17	0.23	Yes
	Cu	0.121	0.004	0.109	0.133	Yes
	S	5.92	0.075	5.695	6.145	Yes

PV-66	Ag	15.1	0.55	13.45	16.75	Yes
	Au	1.99	0.08	1.75	2.23	Yes
	Cu	0.201	0.005	0.186	0.216	Yes
	S	7.7	0.095	7.415	7.985	Yes

PV-67	Au	2.13	0.06	1.95	2.31	Yes
	Cu	0.155	0.004	0.143	0.167	Yes
	S	10.08	0.15	9.63	10.53	Yes

PV-68	Ag	18.3	0.6	16.5	20.1	Yes
	Au	2.82	0.1	2.52	3.12	Yes
	Cu	0.254	0.0045	0.2405	0.2675	Yes
	S	6.14	0.075	5.915	6.365	Yes

PV-69	Ag	34.5	0.75	32.25	36.75	Yes
	Au	3.94	0.145	3.505	4.375	Yes
	Cu	0.131	0.0025	0.1235	0.1385	Yes
	S	9.04	0.13	8.65	9.43	Yes

During the review period a total of 11,295 CRMs were inserted into the analytical stream, covering gold and silver for orebody samples, representing a 6% overall insertion rate. Assay results from the PV Assay Lab are summarized in Table 11-7 and Table 11-8, while examples of CRM performance are illustrated in Figure 11-2 through Figure 11-8.

The acceptable performance criteria for CRMs are within a ±5% global bias.

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Table 11-7  CRM Performance from the Pueblo Viejo Exploration Dataset (PV Assay Lab)

CRM	Element	Global Bias (%)	Performance

CDN-ME-1706	Ag	-2.20	Acceptable

CDN-ME-1706	Au	-2.31	Acceptable

CDN-ME-1808	Ag	-5.03	Unacceptable

CDN-ME-1808	Au	-3.08	Acceptable

CDN-ME-1811	Ag	0.01	Acceptable

CDN-ME-1811	Au	2.25	Acceptable

CDN-ME-2311	Ag	-4.29	Acceptable

CDN-ME-2311	Au	-0.68	Acceptable

PV-65	Ag	-3.08	Acceptable

PV-65	Au	0.51	Acceptable

PV-66	Ag	-1.85	Acceptable

PV-66	Au	0.09	Acceptable

PV-67	Ag	-2.76	Acceptable

PV-67	Au	-1.92	Acceptable

PV-68	Ag	-4.30	Acceptable

PV-68	Au	0.28	Acceptable

PV-69	Ag	-5.95	Unacceptable

PV-69	Au	1.83	Acceptable

PV-70	Au	-0.78	Acceptable

Table 11-8  CRM Performance from the Pueblo Viejo Grade Control Dataset (PV Assay Lab)

CRM	Element	Global Bias (%)	Performance

CDN-ME-1706	Ag	-1.40	Acceptable

CDN-ME-1706	Au	-1.75	Acceptable

CDN-ME-1808	Ag	-4.22	Acceptable

CDN-ME-1808	Au	-3.25	Acceptable

CDN-ME-1811	Ag	-0.68	Acceptable

CDN-ME-1811	Au	1.79	Acceptable

CDN-ME-2107	Ag	-4.78	Acceptable

CDN-ME-2107	Au	-2.38	Acceptable

CDN-ME-2311	Ag	-4.55	Acceptable

CDN-ME-2311	Au	0.06	Acceptable

PV-65	Ag	-2.67	Acceptable

PV-65	Au	0.82	Acceptable

PV-66	Ag	-1.45	Acceptable

PV-66	Au	0.83	Acceptable

PV-67	Ag	-2.89	Acceptable

PV-67	Au	-1.71	Acceptable

PV-68	Ag	-4.27	Acceptable

PV-68	Au	-0.27	Acceptable

PV-69	Ag	-6.61	Unacceptable

PV-69	Au	1.08	Acceptable

PV-70	Au	-0.31	Acceptable

CRM results are monitored and classified as a failure if the returned result is outside ±3 standard deviations (SD) from the certified mean, or if two consecutive samples fall outside of ±2 SD (on the same side) of the mean.

If a CRM failure occurs, the protocols for re-assay are as follows:

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●	For Results within ±2 SD of the expected value (from the CRM certificates) are considered acceptable.

●	Individual results between ±2 SD and ±3 SD of the expected value are also deemed acceptable, but monitoring was required.

●	Any results outside ±3 SD are considered as ‘fails’ and are examined for problems with sample number allocation and potential follow-up with re-assaying of the entire batch were considered necessary.

Of the 11,292 CRMs submitted during the review period, 32 (0.2%) were classified as failures. Upon geologist evaluation, 12 routine samples were submitted for re-analysis according to protocol.

Figure 11-2   CRM Results for CDN-ME-1706 Gold Assay

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Figure 11-3  CRM Results for CDN-ME-1808 Gold Assay

Figure 11-4  CRM Results for CDN-ME-2311 Gold Assay

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Figure 11-5  CRM Results for OREAS-607b Gold Assay

Figure 11-6  CRM Results for PV-65 Gold Assay

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Figure 11-7  CRM Results for PV-66 Gold Assay

Figure 11-8  CRM Results for PV-68 Gold Assay

Overall, the QP considers that the results demonstrate very good analytical performance for both gold and silver, showing consistent accuracy and precision across the full range of grades, and are therefore adequate to support the reporting of the Mineral Resource estimation.

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11.4.7	Blanks

Blank samples are barren material (gold-free) assayed to help ensure no false-positives are obtained from the laboratories and to check for contamination. These samples return gold assay values below the analytical detection limit (i.e., less than 0.025 ppm). All blank material used for the PV deposit is sourced from external quarries.

Coarse and fine blank samples are inserted into RC and DDH holes at sample positions 28, 46, 78, and 96, targeting a 4% insertion rate per hole. Insertion position in the hole is targeting mineralized zones or significant geologic breaks. These samples undergo the same sample preparation as the field samples and are used to detect inter-contamination due to poor cleaning of sample preparation equipment throughout the various sub-sampling process.

Blank results are monitored and classified as a failure if the returned result is >5 times the detection limit and where there is >1% carryover from the preceding three routine samples.

If a blank failure occurs, the blank, the five routine samples prior to the blank and the five routine samples following the blank are submitted for re-preparation from the coarse reject and re-analysis for gold by fire assay.

During the review period January 1, 2023, to May 31, 2025, a total of 8,475 blank samples were submitted, representing a 4.0% insertion rate. Of the blanks submitted, 10 (0.1%) returned with a result >5 times the detection limit, and none returned with a >1% carryover from the preceding three routine samples.

Figure 11-9 and Figure 11-10 show the coarse and fine blank sample returns from PV Assay Lab during the review period as an example of blank performance.

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Figure 11-9  Coarse Blank Sample Performance Chart

Figure 11-10  Fine Blank Sample Performance Chart

Overall, the QP considers that the performance of the blanks used in the QC program is within acceptable limits and supports the reporting of the Mineral Resource estimation.

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11.4.8	Duplicates

Duplicate samples are primarily used to assess precision (repeatability) of the assay data and to check for the presence of bias in the sample preparation chain from each sample reduction stage. A duplicate sample is a second split from the original, prepared and analyzed separately with a unique sample number. Duplicate samples are inserted into RC and DDH holes at a frequency of 1 in 30 samples for all duplicate types, targeting a 5-7% insertion rate per hole. Insertion position in the hole is up to the geologist discretion, but a wide spectrum is selected from barren to mineralized for optimal representation.

Duplicate samples can be obtained from three sources and are as follows:

●	Field Duplicates are obtained from the initial splitting of the RC sample during sampling at the rig;

●	Coarse Crushed (Reject) Duplicates are obtained from the coarse reject sample after the initial crush to 2.0 mm of the entire sample submitted; and

●	Pulp Duplicates are obtained from the pulverized 75 µm sample.

During the review period January 1, 2023, to May 31, 2025, a total of 6,989 Field Duplicates, 2,662 Coarse Duplicates and 2,672 Pulp Duplicates were submitted, representing an overall 6% insertion rate across all duplicate types. Figure 11-11 through Figure 11-13 present examples of duplicate sample performance, including field, coarse, and pulp duplicates, as analyzed by the PV Assay Lab over the review period.

The precision performance acceptance criteria require that at least 80% of field duplicates fall within ±30% error, 90% of coarse duplicates within ±20% error, and 90% of pulp duplicates within ±10% error. The results demonstrate that all datasets complied with these criteria, as presented in Table 11-9 and Table 11-10.

Table 11-9  Field, Coarse and Pulp Duplicates Performance for Exploration Dataset

(PV Assay Lab, Au)

Duplicate Series	Error (%)	Fail Criteria (%)	Analyzed Pairs	Failed Pairs	% Pass

Field Duplicate	± 30	>20	1,947	8	99.6%

Coarse Duplicate	± 20	>10	995	0	100%

Pulp Duplicate	± 10	>10	997	8	99.2%

Table 11-10  Field, Coarse and Pulp Duplicates Performance for Grade Control Dataset

(PV Assay Lab, Au)

Duplicate Series	Error (%)	Fail Criteria (%)	Analyzed Pairs	Failed Pairs	% Pass

Field Duplicate	± 30	>20	5,042	13	99.7%

Coarse Duplicate	± 20	>10	1,667	0	100%

Pulp Duplicate	± 10	>10	1,675	0	100%

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Figure 11-11  Field Duplicate Scatter Plot Performance Chart for Exploration Dataset

Figure 11-12  Coarse Duplicate Scatter Plot Performance Chart for Exploration Dataset

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Figure 11-13  Pulp Duplicate Scatter Plot Performance Chart for Exploration Dataset

11.4.9	Umpire Assays

Umpire or check assay duplicate samples are a duplicate sample from the pulverized 75 µm sample that are submitted to an alternate laboratory to independently confirm the accuracy of the primary laboratory.

The laboratory utilized for umpire assays is ALS Peru S.A, accredited by an ISO/IEC 17025:2017 standard. During the review period January 1, 2023, to December 31, 2025, a total of 4,501 umpire samples were submitted, representing an overall insertion rate of 5.0%. Umpire samples are chosen at random for each RC or DD hole when it is logged into the database and submitted every quarter with their own independent CRMs as an accuracy check of the umpire laboratory. This practice is to ensure that the umpire assays are submitted, and assays are returned within the same year the routine samples are assayed. With this practice, if there is a significant bias present in any data set, it can be mitigated timely and within budgetary timelines.

The general acceptance criterion for umpire assays is a total bias of less than ±5%. For the umpire samples submitted and analyzed during the review period, the total bias was 0.1%, and the coefficient of determination (R²) was 0.989, indicating an excellent linear correlation and strong regression fit between laboratories. These results confirm that the secondary laboratory assays validate the primary PV Assay Lab results, demonstrating comparable analytical performance between both facilities. Refer to Figure 11-14 and Figure 11-15 for graphical representations of the umpire assay comparison.

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Figure 11-14  Umpire Scatter Plot Performance Chart – Gold Assay

Figure 11-15  Umpire Scatter Plot Performance Chart – Silver Assay

The QP consider the performance of the umpire assay program to be excellent, demonstrating strong analytical agreement between the PV Assay Lab and the independent ALS Peru S.A laboratory. The low total bias (0.1%) and high coefficient of determination (R² = 0.989) confirm the accuracy,

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precision, and reliability of the analytical data. The QP is satisfied that the assay results are of sufficient quality to support the Mineral Resource estimation.

11.4.10	Database

The PV geological database is managed using acQuire® GIM Suite, a geoscientific data management system specifically configured for Barrick’s global standards. The database architecture supports two primary datasets:

●	Exploration Dataset: containing data from surface and underground exploration, Resource definition, and Reserve conversion drilling; and

●	GC Dataset: which stores data from condemnation, infill, and production drilling programs.

Data governance and workflow management are controlled through GIM Suite modules integrated with Arena® reporting services, which enable real-time data visualization, validation, and audit tracking. All data are hosted in a centralized SQL relational database managed by the PV Mineral Resource Management (MRM) Data Management team, ensuring controlled access, version control, and consistent metadata standards across exploration and mine operations.

Automated validation rules are embedded within acQuire® to ensure data quality and integrity before any record is approved for export to modeling or Resource estimation. Validation routines include checks for:

●	Coordinate consistency (ensuring valid collar locations within mine grid boundaries);

●	Sampling interval continuity (no overlaps or gaps between intervals);

●	Survey validation (excessive deviation control and missing azimuth/dip flags); and

●	Assay range verification and logical consistency by domain.

Additional validation scripts measure the difference between planned and actual collar coordinates, with an allowable tolerance of 5.0 m in total spatial displacement (X, Y, Z). Any collar exceeding this limit triggers an investigation where the drillhole name, coordinates, and elevation are verified and corrected before approval.

Downhole survey validation is automatically performed on holes exceeding 100 m depth. Deviation data are reviewed at 5.0 m intervals, and any outlier or implausible readings are flagged for review by the survey and geology teams. All validated survey data are stored as relational tables within the acQuire® structure, maintaining a permanent record of both raw and corrected readings.

Assay data are imported into acQuire® via a pending import workflow, which performs pre-validation prior to acceptance. Only validated records can be approved and exported for geological modeling.

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Re-assay or failed results are automatically downgraded, preventing their inclusion in Resource estimation datasets.

The database maintains full data lineage and auditability, recording all user actions, modification timestamps, and approval events. Data backups are performed daily, and archive snapshots are retained monthly to ensure disaster recovery and reproducibility of historic models. Access rights are controlled under Barrick’s corporate IT governance policy, with user profiles and roles managed by the PV MRM Data Management Lead.

Data extractions are requested through the centralized SharePoint system. Additionally, an onsite database administrator is available for direct consultation. The data extract may also be validated within Leapfrog or Vulcan modelling software using the validation tools in those software systems.

In addition, the PV database undergoes annual internal and external audits to ensure compliance with Barrick data management standards requirements. Audit findings are documented, corrective actions are implemented as needed, and audit completion records are stored within the data management system for traceability.

11.5	QP Comments on Sample Preparation, Analyses, and Security

The QP is of the opinion that:

●

The sampling, chain of custody, security, sample preparation, and analytical methods employed at Pueblo Viejo are appropriate, consistent with industry best practices, and adequate to support Mineral Resource and Mineral Reserve estimation as well as mine planning activities.

●

The QA/QC procedures and data management systems are in line with international standards, and the assay results contained within the database are reliable and suitable for use in Mineral Resource estimation.

●	There are no material issues identified that could adversely affect the accuracy, reliability, or representativeness of the data or results.

●

Samples processed at the PV Assay Lab and verified through umpire assays demonstrate strong analytical agreement between the primary and secondary laboratories, confirming that the data are of sufficient quality for their intended purposes.

●	The 2024–2025 audit and review program confirms the Pueblo Viejo drilling database meets industry best practices and provide a reliable basis for Mineral Resource reporting.

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12	Data Verification

All drill core, survey, geological, geochemical, and assay data information used for Mineral Resource estimation at Pueblo Viejo are stored and managed in a centralized acQuire® GIM Suite database hosted on a Microsoft SQL Enterprise Server located on-site. The system is maintained by a dedicated database administrator within the PV MRM Department, with automated backups performed daily according to Barrick’s corporate IT data backup procedures. The database has been continuously managed and validated since its implementation in 2007, ensuring secure storage, traceability, and controlled access to all geological, survey, and assay data.

The acQuire database is configured with standard Barrick business rules and additional validation triggers to enforce data integrity across all datasets. These include checks on collar coordinates, downhole survey deviation, sampling interval overlaps or gaps, assay completeness, and geological domain consistency. Data that fail validation rules are automatically rejected by the system and returned for correction before being committed to the live database. Only verified and approved data are exported for geological modeling and Mineral Resource estimation.

All data entry and imports are completed using acQuire tools and controlled connections based on industry-standard data transfer protocols, ensuring direct and traceable movement of information from validated sources such as laboratory certificates, downhole survey files, and field logs. Downhole survey data collected by drill contractors are reviewed by PV geologists prior to import, and final uploads are performed by the database administrator following verification.

Routine QA/QC verification reports are generated through SQL Server Reporting Services (SSRS), which provide automatic checks on collar accuracy, survey deviation, and assay quality. Additional dashboards track drilling progress, QA/QC sample performance, and import status. A controlled export portal is available to authorized users for retrieving validated data, including collars, downhole surveys, geology, geotechnical, and assay information.

As part of pre-estimation validation, systematic filters are applied to remove data not meeting quality criteria. These include:

●	Missing or unverified collar coordinates;

●	Drill types other than diamond or RC (e.g., pre-collar or dewatering holes);

●	Company metadata inconsistent with Barrick, GENEL, MIM, Placer Dome, or Rosario; and

●	Drillholes flagged as excluded due to quality, location, or analytical concerns.

A comprehensive quarterly data verification program is performed under the supervision of the Senior QA/QC Analyst. This program reviews drilling lifecycle data, identifies potential inconsistencies, and documents corrective actions. Verification results are reviewed by PV

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Geologists, the Senior Geologist, and the database team. Issues identified are addressed immediately or scheduled for resolution, with actions logged and tracked through the data management system to ensure closure.

12.1	Internal Reviews and Audits

The QP has conducted multiple site visits to the Pueblo Viejo Mine. These visits included the following activities:

●

Observation of active drilling operations, including both DDH and RC programs, to confirm that drilling, sampling, core handling, and RC chip collection are conducted in accordance with approved procedures and best industry practices.

●

Review of drilling and sampling processes, including drillhole collaring, downhole surveying, sample marking, splitting, labeling, and chain-of-custody management, to ensure consistency and adherence to Pueblo Viejo’s SOPs.

●	Verification of the geological database, confirming that data entry, validation checks, and database extractions used for modeling and estimation are accurate, complete, and properly validated.

●	Inspection of the PV Assay Lab, observing sample preparation, analytical methods, and QA/QC controls to ensure compliance with internal protocols.

●

Evaluation of QA/QC documentation, including monthly, quarterly, and annual QC reports, to assess the accuracy, precision, and overall performance of analytical results supporting Mineral Resource estimation.

Between 2023 and 2025, an extensive internal review was conducted as part of the drilling, sampling, QC, and database signoff project at Pueblo Viejo. This review focused on validating data integrity, ensuring compliance with Barrick standards, and resolving inconsistencies identified during routine audits. The review identified various data issues such as high drill hole deviation rates, truncated collar coordinates, samples matching ‘no core’ intervals. None of the identified issues were considered material and the majority (approximately 70%) of these issues have been resolved as of December 2025 with the outstanding items flagged as known issues to be progressively corrected in 2026. As part of this process a formal drill hole sign-off procedure was developed, ensuring only validated, approved holes are included in the export. The unresolved issues are considered minor and will have a very limited impact on the quality of the Mineral Resource estimate.

12.2	External Reviews and Audits

Independent audits of the drilling database have been conducted regularly at Pueblo Viejo. Earlier reviews include those incorporated in the AMEC, 2005; Barrick, 2007; RPA, 2018; and Snowden-

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Optiro, 2023. The most recent review by Snowden-Optiro identified no material issues with the database; however, the QP noted several key recommendations from this review, including the following:

●	Implement standardized validation routines comparing collar elevations and coordinates against the latest LiDAR and topographic control data to ensure consistent spatial accuracy across datasets.

●	Ensure that all drillholes include complete metadata (e.g., drilling contractor, equipment type, and analytical method) within the database to improve traceability and auditability.

●	Link QC sample identifiers directly to laboratory job numbers and analytical certificates in acQuire® to streamline audit verification and reduce manual reconciliation.

●	Expand automatic validation checks to flag extreme azimuth and dip changes (>5°) between consecutive readings for early identification of possible data entry or survey errors.

●	Establish a “sign-off workflow”, ensuring that all drilling, sampling, and assay data are verified, approved, and digitally signed off prior to export for modeling or Resource estimation.

In addition to the internal validation actions summarized in Section 12.1, the above recommendations outlined by Snowden-Optiro have been implemented and are now considered closed.

12.3	QP Comments on Data Verification

The QP has reviewed and independently verified the database and verification processes and is of the opinion that:

●	An appropriate level of verification has been completed, and no material issues have been identified in the drilling, sampling, or data verification programs undertaken;

●	The drilling and sampling procedures at Pueblo Viejo are robust, well-documented, and appropriate for the style of mineralization, meeting or exceeding industry best practices;

●	There are no drilling, sampling, or recovery factors identified that could materially affect the accuracy or reliability of the assay results; and

●	The data verification and QA/QC programs implemented at site are considered adequate to support the geological interpretations and the Mineral Resource estimation process.

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13	Mineral Processing and Metallurgical Testing

The Pueblo Viejo Mine consists of two principal open pits; Moore (MO) and Monte Negro (MN); and three metallurgical material types; black sediments (BSD), volcaniclastics (VCL) and spilites (SP). The result is five metallurgical ore types, two at Moore and three at Monte Negro as summarized in Table 13-1. The ore type classification arises from tendencies observed in results of metallurgical testing initially undertaken to define the current process flow sheet as well as ongoing testing over the LOM operations demonstrating the continued amenability of the ores for processing. The discussion below summarizes the metallurgical testing practices used, high-level results from major test campaigns and routine monitoring, recovery estimation methods, and historical performance.

Table 13-1  Pueblo Viejo Metallurgical Ore Types

Text Code	Ore Type	Description

MO-BSD	Moore Black Sediments	Fine interbeds of carbonaceous shale and siltstone. Bedding is sub-horizontal and is intersected by vertical sulfide veins.

MO-VCL	Moore Volcaniclastics	A group of volcanic (andesitic) lithology units in the Moore pit. Units include massive and fragmental volcanic flows and sedimentary units composed primarily of volcanic material. These units typically have lower Corg content.

MN-BSD	Monte Negro Black Sediments	Interbeds of carbonaceous shale, siltstone, and volcanic flows. Beds are up to three meters thick and have a shallow dip to the south. Carbonaceous beds are similar in character to MO-BSD and comprise more than 50% of the overall domain.

MN-VCL	Monte Negro Volcaniclastics	Structurally like MN-BSD. The unit is less than 30% carbonaceous beds.

MN-SP	Monte Negro Spilites	Volcanic spilite (andesite) flows are found at depth.

13.1	Metallurgical Test Work

Metallurgy test work is completed on materials from production volumes, mine extensions, and exploration targets to confirm the amenability of ores in the areas/zones to the current process methods. Additionally, recent testing campaigns have extended focus to include stockpiled ore inventory.

13.1.1	Compositional Analysis

A standard set of compositional analysis tests are used to screen materials and define additional work required for full evaluation. Specific protocols can vary depending on the specific material properties, but these analyses typically include:

●	Total gold and silver by fire assay;

●	Cyanide soluble gold by shake leach with preg-robbing comparison;

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●	Carbon and sulfur content by combustion with speciation difference by digestion/roasting; and

●	Multi-element concentrations by acid digestion and ICP analysis.

13.1.2	Geometallurgy

Compositional analysis results are used to guide further investigation into the geometallurgical properties of ore samples. Mineralogical analyses are used to determine host mineral associations and mineral liberation data. These different techniques are used to guide additional test work needed and to provide insight into results observed from other metallurgical test work. Techniques that are typically employed to assess Pueblo Viejo ore samples include:

●	Optical microscopy;

●	X-ray diffraction (XRD);

●	Scanning electron microscopy with mineral liberation analysis (SEM-MLA/TEMA); and

●	Diagnostic leaching.

This test work is done to understand gold deportment and to what degree mineralization may be encapsulated due to silicification and the implications for recovery of the associated gold. The findings from this test work are generally consistent with what has been published in literature previously over Pueblo Viejo’s history. The host rock consists predominantly of quartz with significant quantities of pyrophyllite. Gold is primarily associated with pyrite and exists in solid solution and as submicroscopic colloidal inclusions in the pyrite crystal matrix. Free gold minerals are also observed in limited instances as well as gold associated with sphalerite.

13.1.3	Grindability (Comminution)

Grinding is a pre-treatment step in the processing of gold ores which reduces the particle size of the ore liberating gold particles to improve gold recovery. Work index (Wi) measurements on the five main rock types undertaken in 2004 indicated that the Bond Ball Mill Wi (BWi) of the ore ranged from 12.8 kWh/t to 16.1 kWh/t (average 14.4 kWh/t). Additional testing conducted in 2019 confirmed these results were still valid. Other grinding test work can be completed at external labs, including Bond crushing (impact) work index (CWI), SMC, Bond abrasion index (Ai), and JK drop-weight testing, to further classify the ore’s hardness, abrasion, mill energy requirements, and media and liner wear time.

Physical test work is also performed to understand how ores will behave in Pueblo Viejo processing circuits, including specific gravity, viscosity, and settling tests. These results may impact processing or planning decisions.

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13.1.4	Bench Top Autoclave

Pressure oxidation through autoclaving is a pre-treatment step in the processing of gold ores to oxidize sulfide minerals such as pyrite and arsenopyrite to improve gold recovery. In bench-top autoclave (BTAC) tests, a batch of ore, typically a couple hundred grams, is suspended in water and placed inside an agitated pressure vessel. The vessel is heated, pressurized, and an oxygen mixture is fed into the vessel. The results of the bench tests can be used to measure the effects of autoclave temperatures, residence time, oxygen partial pressure, autoclave feed particle size, acidulation procedures, pretreatment options, and other acid conditions on gold extraction.

13.1.5	Bench Flotation

Flotation is a separation process that is used to treat low-grade or complex ores. Bench flotation tests are performed in a Denver laboratory cell unit, which is a few liters in volume. A batch of ore is floated in the cell for a set amount of time, and froth is manually scraped from the cell. The results of bench flotation tests can help determine how the ore will respond to the flotation process, the best pH range for flotation, expected gold extraction at different mass pulls, and the reagent scheme (collectors, frothers, activators) to use with expected dosages.

13.1.6	Carbon in Leach

CIL in gold mining refers to a process where activated carbon is added directly to the leaching solution during gold extraction. Lab tests such as bottle roll tests and hot agitated CIL (HACIL) tests are where slurry, cyanide (NaCN), and activated carbon are added into a vessel for leaching. These tests are used to measure the effects of leach time, slurry density, activated carbon properties (e.g. manufacturer, source, loading, size, concentration, etc.), pH, dissolved oxygen, NaCN addition, particle size distribution, and temperature on gold extraction. Expected reagent consumption of lime (CaO) and NaCN can also be evaluated through this testwork.

13.2	Metallurgical Studies

Pueblo Viejo has an extensive history with a substantial amount of testwork completed on the ores to support development of the current flowsheet and optimizing ongoing operations.

Table 13-2 lists a collection of the most relevant historical testwork undertaken during the initial flowsheet development stages. These works are supplemented by onsite metallurgical test work and actual plant data over fourteen years of operations processing Pueblo Viejo ore bodies.

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Table 13-2  Metallurgical Studies

Metallurgical testing and studies	Date

AMTEL (Chryssoulis, S.). Deportment of Gold in Pueblo Viejo Ore Composites	March 2003

AMTEL (Chryssoulis, S.). Deportment of Gold in Monte Negro Black Sediment Bio-OX Leach Residue - Report 03/21.	July 2003

A.R. MacPherson Consultants Ltd. (McKen, A.). An Investigation into the Grinding Characteristics of Five Samples from the Pueblo Viejo Deposit.	February 2004

Outokumpu Technology Canada (Edwards, T.). High-Rate Thickening of CCD Feed (Hot Cure Discharge) – Testwork Report TH-328.	April 2004.

Canadian Environmental & Metallurgical Inc. (CEMI), ARD Treatment Pilot Plan Study of High Density Sludge Process	April 2004

SGS Lakefield Research (Ferron, J. and Seidler, J.). The Pressure Oxidation and Carbon-in-Leach Treatment of Five Pueblo Viejo Ore Samples - Phase III – CIL and HDS Pilot Plants	July 2004

CyPlus GmbH. Testwork Program to Evaluate Cyanide Destruction Options Using SO2/Air and Peroxygen-Based Technologies for the Treatment of Pueblo Viejo Leach Effluent – Testwork Final Report.	August 2004

AMTEL (Chryssoulis, S.). Silver Occurrence in Pueblo Viejo AC/CIL Residues - AMTEL Report 04/40	December 2004

University of British Columbia (Parry, J. and Klein, B.). Fine Grinding and Neutralization Using Limestone from Pueblo Viejo Site - Testwork Final Report.	December 2004

AMEC (Tomlinson, Marcus). Heat Balance in Hot Cure Circuit - Internal Report.	March 2005

SGS MinnovEX (Clarete, R.). Grinding Circuit Design Simulation for the Barrick Gold Pueblo Viejo Project.	June 2006

Barrick Technology Centre, Pueblo Viejo Carbon-in-Leach Pilot Plant - Draft Report 590000-002	September 2006

Table 13-3 summarizes testwork campaigns completed during the Feasibility Study for the Process Plant Expansion Project and post implementation stage. Results from the most recent testwork campaign undertaken by Blue Coast Research Ltd. in 2025 were used as the basis for the updated recovery estimates for stockpiled ores discussed below.

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Table 13-3  Relevant Metallurgical Studies

Expansion Feasibilities and Post Expansion Implementation Studies

Report Name	Laboratory (Year)	Testwork Description	Summary of Results
4315 Column Oxidation Testing - Pueblo Viejo Bulk Ore Samples	McClelland Laboratories (2019)	Column Heap bio-oxidation	Bio-oxidation achieved 1.5% to 21.6% oxidation in 150 days for samples crushed to 100% passing 50 or 19 mm.
Albion Process Phase 2 Testwork	Core Metallurgy Pty Ltd (2019)	Albion Process Optimization	Grinding finer than P80 of 16 µm yielded no benefit for oxidation. 40% of the sulfide could be oxidized in 20-24 hours regardless of the concentrate sulfide content. Gold and silver recoveries by CIL on the oxidized concentrate were 83% and 87%, respectively, after 72 hrs of oxidation.
PJ5254 - Barrick Gold Corporation, Pueblo Viejo Dominicana Prefeasibility Study Flotation Testwork Report	Blue Coast Research Ltd (2019)	Flotation Optimization	Depressant usage improves the concentrate quality but may not decrease mass pull. Recirculating loads yields marginal benefits. Optimum flotation generates concentrates with +80% of the gold in 40% of the mass.
R2018-141 Mineral Analysis of Pueblo Viejo Flotation Test Products	AUTEC (2019)	Pre-Float Flotation Product Mineralogy	Ore contains pyrite, which is fine to very fine grained, mostly liberated at a P80 of 75 µm. Pre-float collects liberated particles of pyrite finer than 20 µm and particles of pyrite in pyrophyllite and quartz finer than 10 µm.
R2019-036 Mineral Analysis of Pueblo Viejo Flotation Test Products	AUTEC (2019)	Optimized Flotation Product Mineralogy	Contains pyrite, which is fine to very fine grained, mostly liberated at a P80 of 75 µm. Later stages collect significant amounts of pyrophyllite associated with pyrite.
KM5915 - Comminution Testwork on Samples from the Pueblo Viejo Mine	ALS Metallurgy – Kamloops (2019)	Comminution Characterization for SAG and Ball Milling	PLI, BWI. SPI and SMC tests were completed for five whole core composites. Results consistent with other comminution testing.
SAG Design, SVT/BVT/BWI Results for 33 Samples	Bureau Veritas Metallurgy w/ Starkey and Associates (2019)	SAG Design Testing	PV ore hardness aligned with previous measured values.
Barrick Gold - Pueblo Viejo Variability Flotation-POX Testing	FLSmidth Minerals Testing and Research Center (2019)	Variability POX and Mineralogy	Whole ore POX gold and silver recovery averaged 93.5% and 80.6%. Gold and silver recovery from concentrates averaged 95.5% and 76.6%.
190515 PV Albion Testwork	Las Lagunas Site Lab (2019)	Las Lagunas Plant Conditions for Trial	80% of gold could be recovered from a concentrate if it were run at 14 tph through Isamill and oxidation tanks.
PJ5277 - Barrick Gold Corporation Pueblo Viejo Dominicana Variability Study Testwork Report	Blue Coast Research Ltd (2020)	Variability Flotation	Tests of 127 samples obtained an average gold recovery of 87% in 42% of the mass.

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An Investigation into the Recovery of Gold and Silver from Pueblo Viejo Variability Samples prepared for Barrick Pueblo Viejo Dominicana Corporation - Project 17352-01, May 4, 2020	SGS Lakefield (2020)

POX Pilot Campaign simulating the PV Expansion flowsheet, including pre- & post-POX circuits of flotation, hot cure, lime boil and CIL, using both whole ore as well as flotation concentrate / whole ore blends

The pilot tests confirmed the viability of the proposed flowsheet.
BARRICK PUEBLO VIEJO Ore Characterization Study	Blue Coast Research Ltd (2026)	Variability Flotation, Variability POX, and Mineralogy	Test results reaffirmed the viability of the current flowsheet and improved understanding of variability in stockpiled ores.

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13.2.1	Metallurgical Variability

The main ore types noted previously in Table 13-1 result directly from variations observed in the lithology, composition, and resulting metallurgical performance of Pueblo Viejo ores. Lesser variation within each ore type is observed in operation and is typically driven by fluctuations in specific gold associations, sulfide deportment, and carbonaceous content at a local scale. Variability assessments of metallurgical performance, particularly for fresh ore, reconcile well to expectations over a broad scale consistent with mine planning intervals.

The current Pueblo Viejo mine plan includes processing lower-grade (at time of mining) mineralized material segregated and stockpiled during historic operations. The stockpiles are modelled using a combination of surveys and ore-control grade and material types tracked from the source in-situ polygon to the dumped location to create volumes of known metallurgical ore types and sub classes based on sulfur content. Comparison of metallurgical test results from a 2018 stockpile drilling program demonstrated that flotation recovery differences were significant enough relative to in-situ ores to necessitate development of distinct recovery estimates for low grade stockpiled ores. A single recovery curve was developed for stockpiled ore. A second drilling and testing campaign was undertaken in 2025 to further characterize variability within the low-grade stockpile. Results from this work showed that variability in stockpiled material continued to increase due to weathering of exposed sulfide minerals. They were used to refine understanding of variability for stockpiled ore and in development of the recovery estimates discussed below. The single recovery estimate for stockpiled ore has been supplanted by a matrix of values depending on the ore type and Stot content. Testing is ongoing to further improve the precision of recovery estimates within each classification.

13.2.2	Sample Representativeness

Samples selected for metallurgical testing during feasibility and development studies were representative of the various styles of mineralization within the different deposits. Samples were selected from a range of locations within the deposits, sufficient samples were taken, and tests were performed using sufficient sample mass for the respective tests undertaken. Representativity assessments are supported by extensive production data collected during actual operation.

Figure 13-1 shows the locations of the 65 holes drilled in the low-grade stockpile for the 2025 metallurgical testwork campaign. The layout of the drill holes was strategically planned in such a way that the proportions of material classifications sampled was comparable to the overall totals for each included in the 2026 mine plan based on values in the stockpile block model. The holes have a nominal spacing of 30 m with an average depth of 35 m.

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PV Stockpiles - Drillholes (2025-2026)
Legend
DH (2025-2026)
S-MG3A
S-LG3A
S-LG2A
S-LG1D
S-LG2A
S-LG3A
S-MG3A
S-LG2A
S-LG1D
S-LG1D
374600
374800
375000
375200
375400
375600
375800
376000
376200
376400
2097600
2097400
2097200
2097000
2096800
2096600
2096400
2096200
2096000
2095800
2095600
2095400
2095200
0
125
250
500
750
1,000
Meters
1:10,000

Source: PV, 2025

Figure 13-1   2025 Low Grade Stockpile Bulk Sample Locations

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A total of 164 samples were collected from the low-grade stockpile for variability testing with each sample composited from an approximate 10 m interval. Special care was taken to ensure that the samples were:

●	Spatially representative;

●	Lithologically representative; and

●	Proportionally representative based on classifications within the block model.

Intervals were carefully logged, and sample charges were prepared to reflect the predominate lithology. Comparison of the logging records to the block model data indicates the sampling method was successful. Both with respect to the correlation of logging to the expected types evident in the block model and in terms of the proportions of each classification relative to the overall proportions in the stockpile.

13.2.3	Future Testing

The 2025 metallurgical testwork campaign intentionally targeted material included in near-term mining plans. Future ore testing will be completed according to the needs of the optimized blend planning. Sample variability will be checked on gold and geochemical data, and metallurgical samples will be selected to be as representative of the entire data set as reasonably possible.

13.3	Recovery Estimates

Overall gold recovery at Pueblo Viejo is a function of the recovery at three interdependent stages in the process flowsheet. The interdependencies are well understood and used to guide blending strategies to maximize overall production whilst maintaining stable operations within the limits of the individual circuits.

13.3.1	POX-CIL Recovery

Recovery of gold from the original POX and subsequent CIL circuit has followed a longstanding general relationship based on the grade of the influent ore stream. The most recent metallurgical testing has shown that this relationship is still valid. The equation below shows the current relationship used to estimate recovery, RPOX, derived from whole in-situ fresh ore and flotation concentrates, with gold grade gAu fed to the POX circuit. The constants and stepwise limits have been updated from regressions of the most recent testwork results. Changes relative to previous iterations are reflective of the declining feed grades in the current mine plan relative to historic operations.

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Recovery estimates for stockpiled ore were updated based on results from the most recent geometallurgical testing. Analysis showed that variability in the results was minimized by grouping based on the major metallurgical ore types in Table 13-1 and original subclass based on Stot content (L1 < 7.0% Stot, L2 between 7.0% to 8.5% Stot and L3 > 8.5% Stot). Table 13-4 denotes the POX recovery estimates for stockpiled ores.

Table 13-4  Updated Stockpile Ore POX Recovery

Ore type	MO-BSD, MN-BSD	MO-VCL, MN-VCL, MN-SP

L1	87%	88%

L2	87%	82%

L3	74%	82%

13.3.2	Flotation Recovery

Gold flotation recovery estimates were originally developed from metallurgical testing undertaken during for the Process Plant Expansion Project. The models were built empirically based on the gold head grade, flotation tailings grade, and sulfide content. The equation below shows the general form of the flotation recovery, RFLT, model where gAu and [S2-] are, respectively, the gold and sulfide sulfur grades of the ore. Table 13-5 shows the coefficient values applied for each in-situ ore type.

Table 13-5  Mass pull and flotation recovery formulas

Ore type	a	b	c	d

MN-BSD, MO-BSD	0.586	0.202	-7.50	78.25

MN-VCL, MO-VCL	0.184	0.202	-7.50	93.18

MN-SP	0.152	0.139	-5.18	94.38

The most recent geometallurgical testing showed that the original recovery models still yield appropriate estimates for in-situ fresh ores. However, stockpiled ores showed slightly lower recoveries with increased variability relative to the original estimates. Investigation showed that the results were also best described by grouping results based on the major metallurgical ore type and original subclass based on Stot content. Table 13-6 shows the updated flotation recovery estimates for stockpiled ore.

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Table 13-6  Updated Stockpile Ore Flotation Recovery

Ore type	MO-BSD, MN-BSD	MO-VCL, MN-VCL, MN-SP

L1	77%	74%

L2	77%	79%

L3	74%	76%

13.3.3	Flotation Tails CIL Recovery

Metallurgical testing ahead of the Process Plant Expansion Project determined assuming a fixed flotation tails gold recovery, RFTail, of 34% was a practical estimate for planning. Subsequent testing has confirmed that this approximation remains a reasonable estimate for overall production.

13.3.4	Overall Recovery

The overall gold recovery depends on the individual stage recoveries described above scaled by the fraction of the overall feed processed by each circuit. The equation below shows the overall recovery, ROVL, as a function of Y, the percentage of total bulk ore feed routed to the flotation circuit, and the individual stage recoveries. The first two terms on the right-hand side of the equation reflect, respectively, the recovery from whole ore and flotation concentrate routed to the POX circuit; the remaining term is recovery obtained by leaching the flotation tailings.

The percentage of the ore routed to the flotation circuit is typically on the order of 66%, commensurate with the design criteria of the Process Plant Expansion Project. The target can be adjusted to maximize production based on the expected feed material blend. It is also possible to operate in a dual feed regime intentionally routing only the fraction with highest expected stage recovery to the flotation circuit. The overall recovery estimate in this case is modified slightly from the form shown above to reflect the different routing. Similarly, operational factors can be applied to individual stage recoveries in development of business plans to account for known differences in actual processing circumstances relative to ideal test conditions. This allows increased confidence in near-term operational targets as well as focusing longer-term operational improvement efforts as necessary.

13.4	Blending

Ore feed blending is used on a near-term basis to minimize variation in feed to the process facilities improving production efficiency and reducing production costs. Blending does not change makeup or composition of the ores. Expected blend recoveries are determined as weighted averages of the component material recoveries from available ores. The primary considerations are to maximize gold grade while maintaining optimal feed for the POX circuit. Variability in the sulfide and carbon content are minimized to maintain consistent operation within target ranges ensuring uniform gold exposure

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and to minimize operational issues. Secondary considerations based on geometallurgical properties are included to minimize variation in reagent consumption rates and maintain consistent slurry properties.

Blending is also considered in longer-term strategies to maximize LOM production. Ore feed schedules are developed to prioritize higher grades using a mixture of fresh and stockpile materials. Updated recovery estimates are being incorporated into the planning process to better account for the impact of weathering in LOM operation. This work is ongoing and will be continuously updated as new data is received from the expanded geometallurgy testing program.

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13.5	Historical Performance

Table 13-7 shows a summary of the plant performance from 2012 to 2025.

Table 13-7  Historical Plant Performance

Description	Unit	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

Plant Performance

Throughput	ktpa	740	4,429	6,712	6,917	7,545	7,984	8,347	8,606	8,829	9,111	9,448	8,886	9,551	10,868

Throughput	tpd	4,023	12,134	18,389	18,951	20,615	21,874	22,868	23,578	24,123	24,962	25,886	24,346	26,095	29,776

Grade

Au	g/t	5.05	6.14	5.53	4.94	5.29	4.57	4.04	3.91	3.61	3.18	2.68	2.39	2.46	2.38

Ag	g/t	39.7	42.4	31.7	34.0	22.0	23.3	25.3	19.5	20.2	17.3	14.3	14.1	18.7	14.3

Recoveries

Au	%	92.9%	93.0%	92.9%	86.8%	91.0%	92.3%	89.4%	89.8%	88.5%	87.6%	87.4%	81.3%	78.6%	75.1%

Ag	%	48.1%	34.5%	56.3%	33.0%	63.4%	74.6%	73.9%	59.3%	47.7%	47.9%	49.6%	33.0%	24.3%	30.3%

Production

Au	koz	112	813	1,109	954	1,167	1,083	968	983	903	814	713	559	586	630

Ag	koz	454	2,084	3,854	2,496	3,385	4,457	5,006	3,202	2,746	2,391	2,179	1,347	1,374	1,526

All production figures presented are 100% basis.

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13.6	Deleterious Elements

All ore streams apart from float tails are processed through a neutralization step within the POX circuit of the main plant. Deleterious elements such as arsenic, copper, zinc and mercury are largely immobilized before any tailings are pumped to the TSF. Operational experience and test work have proven that these deleterious elements can be precipitated and meet the requisite standards for discharge.

All POX gas emissions are scrubbed and monitored for the presence of deleterious elements, in particular mercury, to ensure compliance with discharge thresholds.

Any water released from the TSF reports back to the plant, where any excess water requiring discharge to the environment is first processed through a standalone ETP.

13.7	QP Comments on Mineral Processing and Metallurgical Testing

The QP is of the opinion that:

●	The samples selected are representative for the intended test work and studies.

●	The test work completed is considered appropriate to support recovery and deleterious element assumptions for LOM planning purposes.

●

In addition to metallurgical test work, the large volume of historical operational data has been utilized to support recovery and deleterious element assumptions for Mineral Resource and Mineral Reserve LOM planning purposes. The overall recoveries depicted for the Mine are considered realistic.

The QP acknowledges that regular reviews conducted on the predictive equations allows for necessary adjustments to be made based on a variety of factors, including changing feed ore sources and plant upgrades.

The QP confirms that there are no further known processing factors that haven’t already been catered to in reference to deleterious elements that could have a significant effect on potential economic extraction.

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14	Mineral Resources Estimate

The Mineral Resource estimates have been prepared according to the CIM (2014) Standards as incorporated in the NI 43-101. Mineral Resource estimates were also prepared using the guidance outlined in the CIM (2019) MRMR Best Practice Guidelines.

Since the previous technical report was filed for the Mine (Barrick, 2023) there have been several changes to Resource estimates. The main drivers of these changes were:

●	Depletion of previously estimated Resources through mining activities specifically at Moore and Monte Negro Pit and processing of stockpiled ore;

●	Updates to the geologic framework as a result of additional drilling, field mapping, and reinterpretation of lithological and structural controls;

●	Refinements of estimation domains to better reflect the spatial continuity of mineralization and the distribution of alteration assemblages;

●	Ongoing development and optimization of estimation methodology and parameters to align with updated geologic and domain interpretations; and

●	Updates to Resource optimization methodology and parameters, influenced by inflationary pressure on input costs offset by improvements in process recovery and increased gold price assumptions.

Mineral Resources considered amenable to open pit mining methods were constrained within a Whittle optimization pit shell (Resource Pit Shell) that used $2,000/oz gold, $25.00/oz silver price, in conjunction with the cost and modifying factors described in 15.2 and physical infrastructure limitations. Value-based routing was used in generating the cost and cash value of each block to determine reasonable prospects for eventual economic extraction and are demonstrated as a result of this pit optimization process.

Mineral Resources for the long-term stockpiles were determined using a revenue-based approach with a gold price of $2,000/oz, a silver price of $25.00/oz, updated recovery assumptions, and appropriate processing and mining costs. Stockpiles with a positive net value were then considered Mineral Resources.

The estimate was reviewed internally and approved by Barrick regional Geology management personnel prior to release.

Table 14-1 summarizes the Pueblo Viejo Mineral Resources, inclusive of Mineral Reserves as of 31 December 2025.

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Table 14-1  Summary of Mineral Resources – December 31, 2025

Category	Tonnes (Mt)	Grade		Contained
		(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)

Measured	110	2.07	11.15	7.2	39

Indicated	300	1.82	11.16	18	110

Total M&I	410	1.89	11.16	25	150

Inferred	16	1.5	8.3	0.77	4.2

Notes:

●	Mineral Resources are reported on 100% basis. Barrick’s attributable share of the Mineral Resource is based on its 60% interest in PVD.
●	The Mineral Resource estimate has been prepared according to CIM (2014) Standards and using CIM (2019) MRMR Best Practice Guidelines.
●	Mineral Resources are reported using a long-term price of US$2,000/oz Au and US$25.00/oz Ag.
●	Mineral Resources are inclusive of Mineral Reserves.
●	All Mineral Resource estimates of tonnes and ounces of metal are reported to the second significant digit.
●	Measured and Indicated Resources are reported to two decimals on grade and Inferred Resources are reported to one decimal on grade.
●	Numbers may not add due to rounding.
●	The QP responsible for this Mineral Resource Estimate is Peter Jones, MAIG.

14.1	Resource Database

The Resource model used for Mineral Resource estimates was approved for use on the 13 June 2025. The cut-off date for drilling used in the Mineral Resource model is 31 May 2025. Since the Q3 2022 model used in the 2023 estimation, the database has been expanded with 4,208 additional drillholes (128 DDH, 4,077 RC, and 3 RC–DDH), totaling approximately 272,834 m of drilling. This update represents a 17% increase in drilled metres relative to the previous Resource Model.

In the Mineral Resource database RC drilling completed for grade control accounts for 83.5% of the drilled meters and Diamond Drillhole makes up 15.3% drilled meters; combined, this accounts for 98% of the total drilling meters (see Table 14-2). The remaining 1.3% of the drilled meters are RC-DDH.

Table 14-2  Drilling Supporting Mineral Resource Estimates

Pit	Drill Hole Count	DDH (m)	RC (m)	RC-DDH (m)	Total (m)	Proportion (%)

Moore	17,996	141,363	852,973	6,131	1,000,467	64%

Monte Negro	9,766	83,269	426,359	10,048	519,676	33%

Cumba	695	14,847	29,312	3,757	47,916	3%

Total (m)	28,457	239,479	1,308,644	19,936	1,568,059	100%

Proportion (%)		15.3%	83.5%	1.3%	100%

Note: numbers may not add due to rounding.

Before Mineral Resource estimation, a comprehensive validation of the drilling database was undertaken to ensure data integrity and reliability. The verification process included a detailed review of collar coordinates, downhole surveys, lithology, alteration, density, and assay datasets. Collar data were examined for spatial consistency, ensuring that all coordinates and elevations fell within the established Pueblo Viejo estimation box. Downhole surveys were checked for continuity and reasonableness of deviation profiles, comparing measured azimuths and inclinations against total drillhole depths to detect potential errors or unrealistic deviations. Additional details of the sampling,

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analytical, and data validation procedures, including QA/QC reviews and corrective actions, are provided in Section 11 (Sample Preparation, Analyses, and Security) and Section 12 (Data Verification).

The geological tables, including lithology and alteration, were validated to confirm that all interval data were continuous and free from overlaps or gaps. Density values were reviewed to ensure they were consistent with lithological domains and measurement protocols. The assay tables mainly ensured that there were no duplicates or overlaps and that there were no negative values or atypical values in the database.

As an additional QA measure, a random subset of samples was cross-checked against the original laboratory assay certificates to confirm database integrity. The most recent in-house verification was completed in 2023 and included approximately 8% of the total samples. During the sign-off process in 2025, an additional 3% of samples were rechecked. In all cases, the results showed full consistency between the database and the certified laboratory assays, with no discrepancies identified.

14.2	Geological Modelling

Geological interpretation and modelling were completed in accordance with the Barrick LATAM AP – MRM Model Requirements Guideline and the Barrick Pueblo Viejo Internal Operating Procedure – Geological Modelling, which define the standard methodology for the construction, maintenance, and version control of 3D geological models. The modelling process follows a semi-implicit 3D approach implemented in Seequent Central and Leapfrog. Each model iteration undergoes a formal review process involving site and regional geologists to verify geological consistency and data integrity. This includes visual validation of sections and plans, comparison of volumes and contacts against previous model versions, and quantitative checks to ensure that updates remain consistent with established geological interpretations and Barrick modelling standards.

A server-hosted database, Seequent Central, is used to store, share and review all geological models that have been constructed in Leapfrog, each project retains a chain of custody version control showing each published change, the user, project status (Draft, Ready for Review or Peer Review) and the date it was uploaded. Seequent Central enables multiple users to work on a model at one time while retaining model integrity, subject matter experts are regional administrators that can grant or refuse access to any user at any time, as well as change project permissions including read or write access.

All modelling is done using a combination of grade control, exploration logging, bench face, structural, and pit mapping. The structural model is the basis for lithology and alteration models and is linked via cloud projects as a dependent workflow. Geologic models exceed the spatial extents of the Resource block models and utilize the best original topography available. Details of the steps for modelling geologic interpretation are detailed below.

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14.2.1	Structural Grouping and Modelling

The structural model was initially developed in 2020 by the Barrick site exploration and PV MRM teams; it is currently maintained and updated by the PV MRM team. The structural model and concepts have undergone a significant review and update since their development.

There are several recognized faults and structural controls within the deposit; however, only the Monte Oculto Fault exhibits measurable offset of mineralization. The fault surface was constructed using field mapping disks with strike and dip orientations, supported by drillhole intercepts tagged in a points file to refine the wireframe geometry. Interpreted guide points were then used to maintain consistency with the overall structural interpretation. The Monte Oculto fault has an approximate throw of 100 m being a late-stage, post-mineralization structure that displaces both lithological units and gold grades, cutting through quaternary alluvium, and defining the structural boundary separating the Monte Negro and Moore pits. For modelling purposes, this fault was explicitly incorporated into the lithology model (see Figure 14-1).

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HW
FW
Gold (ppm)
4
3
2
1
0.001
North (Y)
+2096500
+2096000
+2095500
+2095000
+2094500
+2094000
+2093500
+2093000
+2092500
-500
East (X)
+377500
+377000
+376500
+376000
+375500
+375000
+374500
Plunge +28
Azimuth 031
0
250
500
750
Coordinates: NAD27 / UTM zone 19N
Barrick Pueblo Viejo, RD, Resource Model extents and Drilling Included Q3.2025
MONTE OCULTO WEST
MONTE OCULTO EAST
Drilling Included Q3.2025
Drillholes
BARRICK
PUEBLO VIEJO JV

Source: PV, 2025

Figure 14-1  3D Representation of the Monte Oculto Fault

Showing Structural Framework and Gold Mineralization Distribution

14.2.2	Lithology Grouping and Modelling

Both the alteration and lithology models were constructed using a semi-implicit 3D modelling approach in Leapfrog with surfaces snapped to drillhole contacts. All drilling data were imported through a direct acQuire link, integrating validated grade control and exploration datasets to ensure data integrity and consistency.

For the lithology model, a filtered subset of grade control drillholes was applied to exclude holes not intersecting the current topographic surface. This approach maintains accurate lithologic contact definitions below the present topography where drilling exists, while avoiding potential inconsistencies from historical logging. The current topography was flagged to drillholes and used to generate a collar filter applied throughout the modelling process.

A total of 42 logged lithologies were identified in the database. These units were consolidated into 23 lithological groups based on similarities in grade distribution and geological characteristics, then

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reviewed spatially to ensure geological continuity. Table 14-3 summarizes the lithology groupings, and Figure 14-2 presents a box plot of gold grades by the main grouped lithologies.

Table 14-3 PV Model Lithological Grouping

Logging Code	Lithology Description	Color	Group Code	Group Description

CV	Overburden		CV	Cover

LVIMS	Las Lagunas sediments		LS	Lagunas Volcano-sediments
LL	Las Lagunas limestone

CV	Hatillo karst limestone		HL	Hatillo limestone
MHL	Mixed Hatillo Limestone
DHL	Dark Hatillo Limestone
HL	Light Hatillo Limestone
HBC	Hatillo Basal Conglomerate

ID	Felsic coherent Dike		DYK	Dykes
DI	Dioritic Porphyritic aphanitic Dike
Mdi	Llagal Monzodiorite			Diorites
GbDi	Llagal Gabrodiorite

MFBx	Monomictic Rock flour matrix breccia		BRX	Breccia
PRFBx	Polymictic Rock flour matrix breccia
CBx	Cracked Breccia
HB	Hydrothermal breccia

DCT	Dacite Fine Crystal		DCT	Dacitic tuff

CLM	Carbonaceous Laminated mudstone		CLM	Carbonaceous sediment
CIMSC	Carbonaceous Interlayer mudstone - sandstone - conglomerate			Carbonaceous sediment
VPCC	Volcanogenic Polymictic Carbonaceous weakly bedded Conglomerate			Carbonaceous sediment

PD	Porphyritic dacite		DV	Dacitic volcaniclastics
PES	Polymictic Interlayer thickly clast support - sandstone
PV	Andesitic polymictic clast supported
VPQ	Polymictic quartz-bearing poorly sorted clast support
DAT	Dacitic fine accretionary lapilli massive			Dacitic volcaniclastics
MQSB	Massive Qtz Bearing Sandstone Matrix Support Breccia			Dacitic volcaniclastics
LQB	Volcanogenic Qtz Bearing Medium stratified

PQLLF	Quartz- Bearing breccia fiamme massive tuff		QBT	Dacitic tuffs
-	Undifferentiated Tuff
PQTM	Lower Polymictic quartz-bearing fiamme breccia
PQLT	Lower Polymictic quartz-bearing lithic breccia

IPLT	intermediate andesitic hyaloclastite fragmental tuff		ALT	Dacitic tuffs
ACR	Andesite coherent perlitic porphyritic-Aphanitic rock			Andesite flows
VCSM	Volcanogenic Calcareous Sandstone Dark Mudstone			Andesite flows
PD/ACR	Coherent Porphyritic dacite			Andesite flows
PLT	Polymictic andesite matrix support breccia			Andesitic tuffs
ALT	Andesitic flow foliated fiamme breccia

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Logging Code	Lithology Description	Color	Group Code	Group Description

VCSM	Volcanogenic Calcareous Sandstone Dark Mudstone			Andesitic tuffs
UFLT	Upper weakly laminated fine tuff			Andesitic tuffs
-	Undifferentiated andesitic tuff
FLT	Fine weakly laminated tuff
PA	Coherent porphyritic rhyolite			Rhyolite
VFLU	Felsic Foliated rhyolite spherulitic-lithofacies texture

MF	Maimon metamorphic basement		MF	Maimon schists

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Source: PV, 2025

Figure 14-2  Boxplot of Main Grouped Lithologies

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14.2.3	Alteration Grouping and Modelling

The grouping of alteration units for the model is based on the relationship between gold content and mineral assemblages obtained through visual description and spectral analysis data of the rocks. These groups define the alteration zones associated with mineralization. There are six units, which are summarized in Table 14-4 and Figure 14-3.

14.2.4	Domains

Preliminary domaining was based on partitioning of the composited data using a classification tree approach. The splits determined by the partitioning were then examined statistically and spatially to ensure that the groupings were reasonable and that they defined similar populations. Example classification trees for Au and Stot are presented in Figure 14-4 and Figure 14-5.

A detailed domaining review for S2 and Corg was not required, as both variables exhibit a strong correlation with their respective Stot and Ctot datasets.

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Table 14-4  Alteration Groupings

Alteration	Description	Code	Domain Assemblage

SILICA	Silicification	Sil	Silicification
	Vuggy Quartz	VQ	Vuggy Quartz

QUARTZ-ALUNITE	Quartz - Alunite	QA	Quartz - Alunite
		A	Alunite
		AJ	Alunite-Jarosite
		QAJ	Quartz - Alunite-Jarosite
	Quartz-Alunite-Kaolinite	QAK	Quartz-Alunite-Kaolinite
		AK	Alunite-Kaolinite
	Quartz-Alunite-Dickite	QAD	Quartz-Alunite-Dickite
		ADP	Alunite-Dickite-Pyrophyllite
	Quartz-Alunite-Pyrophyllite	AP	Alunite-Pyrophyllite
		QAP	Quartz-Alunite-Pyrophyllite

QUARTZ-PYROPHYLLITE	Quartz-Kaolinite-Alunite	QKA	Quartz-Kaolinite-Alunite
	Quartz-Dickite-Alunite	QDA	Quartz-Dickite-Alunite
	Quartz-Pyrophyllite-Alunite	QPA	Quartz-Pyrophyllite-Alunite
	Quartz-DickIte	QD	Quartz-Dickite
		QDP	Quartz-Dickite-Pyrophyllite
	Quartz-Kaolinite	QK	Quartz-Kaolinite
	Quartz-Pyrophyllite	QP	Quartz-Pyrophyllite
		QPI	Quartz-Pyrophyllite-Illite

PYROPHYLLITE	Dickite-Pyrophyllite	D	Dickite
		DI	Dickite-Illite
		DK	Dickite-Kaolinite
		DP	Dickite-Pyrophyllite
	Pyrophyllite	QI	Quartz-Illite
		P	Pyrophyllite
		IP	Illite-Pyrophyllite

ILLITE-SMECTITE	Illite-smectite	ILS	Illite-Smectite
		I	Illite
		K	Kaolinite
		KS	Kaolinite-Smectite
		S	Smectite

PROPYLITIC	Propylitic (Chl)	PCh	Propylitic (Chl)
	Propylitic (Ep)	Pep	Propylitic (Ep)
	Propylitic (Act)	Pac	Propylitic (Act)
	Propylitic	Pro	Propylitic

FR (Unaltered)	Fresh Rock	FR	Fresh Rock

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Source: PV, 2025

Figure 14-3   Boxplot of Grouped Alteration

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Figure 14-4  Partition Analysis of Gold (g/t) by Alteration Domain

Figure 14-5  Partition Analysis of Total Sulfur (%) by Alteration Domain

Alteration was confirmed as the primary control on Au, Ag, Cu, and Stot distribution, with lithology exerting only a secondary influence. For Ctot, however, lithology remains the dominant control on

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grade variability. As part of a domain review completed in 2024, the 2022 alteration groupings were retained for gold and silver domaining, and the sulfur domains were maintained without modification. In contrast, the Ctot and Corg domains were simplified according to stratigraphic groupings, reducing the number of domains from six to three — Andesite (C1), Dacite (C2), and Carbonate Sediments (C3). This revision provides a closer alignment with the underlying lithological framework and reduces internal variability within each domain.

In several cases, minor alteration populations (<1,000 composites) were identified, which were considered too small for reliable standalone estimation. These were merged with the most geochemically and statistically similar groups ensuring domain robustness and continuity.

Final alteration domains are summarized in Table 14-5 with the lithology groupings for the Ctot domains given in Table 14-6 and Figure 14-6.

Table 14-5  Alteration Domain Grouping for Au, Ag, Cu, and Stot

Element	Domain
	1	2	3	4

Au	PRO	PYR	QA	QP, SIL

Ag	PRO	PYR	QA	QP, SIL

Cu	PRO	PYR	QP	QA, SIL

Stot	PRO	PYR	QA, QP, SIL	-

Table 14-6  Lithology Grouping for Ctot Domains

Domain	Lithology Group

C1 (AND)	ACR; AFL ALT; VCSM

C2 (DAC)	DVAT, QBT, DCT; DV; PQLLF; IPLT

C3 (CARB)	CIMSC; CSC; CLM

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Source: PV, 2025

Figure 14-6  Grouped Lithologies for Total Carbon Domains

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Descriptive univariate statistics of raw assay data by final domain are summarized in Table 14-7.

Table 14-7  Summary of Univariate Statistics for Raw Assay Data by Domain

Element	Domain	Count	Min. (g/t)	Std. Dev	Mean (g/t)	P25 (g/t)	P50 (g/t)	P75 (g/t)	Max. (g/t)	CoVar

Au	AU1	55,427	0.005	119.23	0.19	0.005	0.02	0.1	0.97	0.95
	AU2	146,162	0.001	173.2	0.65	0.01	0.06	0.52	2.03	4.13
	AU3	23,184	0.005	39.43	1.46	0.51	0.97	1.79	1.72	2.97
	AU4	557,940	0.001	1967.64	2.04	0.46	1.22	2.54	4.94	24.42

Ag	AG1	55,248	0.005	320.37	0.92	0.005	0.15	0.53	5.37	28.8
	AG2	146,021	0.005	1,515.00	4.16	0.15	0.7	2.29	17.14	293.73
	AG3	23,188	0.005	1,156.80	8.43	1.9	4.26	9.4	16.82	282.83
	AG4	557,678	0.005	2690	12.5	1.6	5.31	12.75	30.93	956.41

Cu	CU1	50,642	0.005	44.01	2.82	0.79	2.13	4.36	2.49	6.19
	CU2	140,354	0.005	72.77	4.72	2.19	4.71	6.81	3.08	9.47
	CU3	566,606	0.005	47.85	7.31	5.1	6.82	8.9	3.73	13.94
	CU4	214,752	0.001	18.3	0.29	0.04	0.08	0.18	0.54	0.29

Stot	S1	274,262	0.001	56.59	0.2	0.05	0.08	0.13	0.44	0.19
	S2	253,675	0.005	53.5	1.05	0.38	0.83	1.53	0.89	0.79
	S3	2,967	0.005	56.93	11.39	10.8	11.6	12	5.35	28.65

Ctot	AND	55,427	0.005	119.23	0.19	0.005	0.02	0.1	0.97	0.95
	CARB	146,162	0.001	173.2	0.65	0.01	0.06	0.52	2.03	4.13
	DAC	23,184	0.005	39.43	1.46	0.51	0.97	1.79	1.72	2.97

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14.3	Bulk Density

For the Pueblo Viejo Resource model, block density values were estimated using a linear regression model between bulk density and Stot grades. The density database comprises 8,600 individual measurements collected from 922 drillholes. Among the controlling variables assessed, lithology exhibited the greatest variability in density; however, several lithological groups contained few or no valid density determinations, making lithology unsuitable as a reliable basis for density assignment. After data merging, some measurements were not retained due to QC constraints, reducing the dataset to 7,259 valid records. Outliers were identified using a modified Z-score threshold of ±3.5, which flagged 109 samples (≤2.35 g/cm³ and ≥3.27 g/cm³) as statistical outliers. These samples were excluded from subsequent analysis to prevent bias in the regression model.

The density model was updated in 2025 to exclude significant outliers and demonstrates improved alignment with the raw measurement data, particularly within the low- and high-sulfur ranges. This refinement enhances the overall accuracy of density predictions across zones of mineralogical and metallurgical importance. The calculated regression model is:

Density (t/m3) = 2.75 + 0.0106 * % Stot

Figure 14-7 shows the scatterplot of bulk density versus Stot, illustrating the linear regression relationship used to derive the density model.

The density block model developed from the linear regression is illustrated in Figure 14-8, showing the spatial distribution of modeled densities across the Pit Moore section.

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Figure 14-7  Bulk Density vs Total Sulfur and Modelled Density

Source: PV, 2025

Figure 14-8  Vertical-Section of the Density Block Model – Moore Pit Area

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14.4	Compositing

The raw assay data were composited into 2.0 m downhole intervals, independent of lithology and alteration boundaries. The 2.0 m interval was selected based on the mean sample length of gold assays. Short composites, less than 1.0 m, were merged with the preceding interval to minimize bias from undersized samples and ensure consistent support across the dataset.

Because the mean assay length corresponds to the chosen composite interval, there is no significant variation in univariate statistics between the raw and composited dataset (Figure 14-9). The resulting composites were subsequently flagged by alteration and lithology wireframes, and domains were assigned according to the flagged values. Table 14-8 presents the univariate statistics of the composited data grouped by domain.

Figure 14-9  Histogram of Raw Sample Lengths and Gold Assay Distribution

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Table 14-8  Summary of Univariate Statistics for 2 m Composited Assay Data by Domain

Element	Domain	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	P25 (g/t)	P50 (g/t)	P75 (g/t)	Std. Dev	Var.	CoVar	Missing

Au	AU1	56,600	0.005	119.23	0.17	0.005	0.02	0.09	0.95	0.89	5.56	896
	AU2	145,748	0.001	142.85	0.65	0.01	0.06	0.51	1.98	3.93	3.09	2,214
	AU3	18,083	0.005	39.43	1.47	0.57	1.04	1.83	1.55	2.41	1.06	65
	AU4	541,343	0.001	899.05	2.05	0.47	1.24	2.56	4.05	16.43	1.98	5,113

Ag	AG1	56,413	0.005	320.36	0.87	0.005	0.15	0.5	5.2	26.99	5.94	1,083
	AG2	145,670	0.005	1,515.00	4.13	0.15	0.7	2.2	17.08	291.81	4.14	2,292
	AG3	18,091	0.005	1,156.80	8.85	2.38	4.9	10.03	16.95	287.17	1.92	57
	AG4	541,193	0.005	2604.59	15.58	1.65	5.42	12.9	30.76	946.45	2.45	5,263

Stot	S1	50,807	0.005	26,56	2.76	0.77	2.08	4.26	2.44	5.96	0.89	6,689
	S2	140,637	0.005	72.77	4.69	2.15	4.67	6.78	3.06	9.37	0.65	7,325
	S3	550,944	0.005	47.85	7.21	5.05	6.76	8.79	3.67	13.44	0.51	13,660

Ctot	C1	162,571	0.002	0.35	0.08	0.04	0.06	0.1	0.06	0.004	0.79	14,722
	C2	234,340	0.001	0.35	0.09	0.04	0.07	0.11	0.06	0.004	0.73	12,731
	C3	254,094	0.005	53.5	1.06	0.38	0.83	1.54	0.89	0.79	0.84	11,044

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14.5	Grade Capping

The composited and domained datasets were examined both statistically and spatially to determine an appropriate top capping threshold to control risk metal within each domain. Capping was based on assessment of cumulative probability plots and remained unchanged from previous estimates, while the upper 5% of assay values in each domain were also examined in detail to validate capping decisions.

Capping assessments were conducted for gold and silver only. No top capping was applied to sulfur (total or sulfide) or carbon (total or organic), as the absolute quantities of these elements are critical for ore processing, metallurgical performance, and blending strategies. The decision to retain uncapped sulfur and carbon grades provides a conservative and operationally representative estimate of these variables.

Capping values derived from this analysis were applied to the 2.0 m composited assay data prior to grade estimation to mitigate the impact of extreme outliers on block model interpolation.

Spatial analysis of the upper 5% of assay data within the lower-grade gold and silver domains (AU1–2 and AG1–2) indicates that high values are well disseminated throughout the domains, with only limited clustering observed along individual drillholes. In contrast, the higher-grade gold and silver domains (AU4 and AG4) display localized clustering associated with the RC grade control dataset. Several north–south to north-northwest (N–NNW) structural trends are evident (Figure 14-10 and Figure 14-11), broadly coinciding with the modelled structural framework and consistent with orientations defined in the Locally Varying Anisotropy (LVA) model.

Statistical analysis (Table 14-9 and Table 14-10) indicates that in the lower-grade domains for both gold and silver, the upper 5% of samples contribute a substantial portion of the total metal content and mean grade. For gold, the top 5% of composites account for up to 61% of the total metal and 60% of the mean grade in the Propylitic (AU1) domain, and 49% in the Pyrophyllite (AU2) domain. For silver, the influence is even stronger, with the upper 5% contributing 65% of the total metal in AG1 and 58% in AG2. In contrast, within the higher-grade and more homogeneous domains (AU3–AU4 for gold and AG3–AG4 for silver), the contribution from the top 5% of samples decreases to between 22% and 28% for gold and 30% to 39% for silver.

When assessed across all domains, the upper 5% of data account for approximately 29% of the total metal and 30% of the mean grade for gold, and 41% of the total metal and 36% of the mean grade for silver. These proportions are not considered excessive, but they highlight the significant influence of extreme high-grade assays (particularly within the lower-grade domains) on overall grade variability. Consequently, the application of top-capping remains a critical step to mitigate the potential impact of these outliers, ensuring a robust, stable, and representative grade distribution within each estimation domain.

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Table 14-9  Univariate Statistics – Top 5% of Composites by Gold Domain

Dom	Data	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	Var.	Std. Dev.	Metal (Len x Grade)	% Metal	Cont. to Mean	Cont. to Var

AU1	Top 5%	2,858	0.65	119.23	2.05	13.7	3.7	11,724	61%	60%	20%
	All	56,600	0.005	119.23	0.17	0.89	0.95	19,236

AU2	Top 5%	72,88	3.152	142.85	6.34	37.32	6.11	92,556	49%	49%	41%
	All	145,748	0.001	142.85	0.65	3.93	1.98	188,360

AU3	Top 5%	906	4.21	39.43	6.35	8.04	2.83	11,511	22%	22%	49%
	All	18,083	0.005	39.43	1.47	2.41	1.55	53,032

AU4	Top 5%	27,068	6.54	899.05	11.33	197.49	14.05	612,142	28%	28%	26%
	All	541,343	0.001	899.05	2.05	16.43	4.05	2,216,632

Total	Top 5%	30,832	0.65	899.05	6.52	64.14	6.67	727,933	29%	30%	25%
	All	761,774	0.001	899.05	1.085	5.92	2.13	2,477,259

Table 14-10  Univariate Statistics – Top 5% of Composites by Silver Domain

Dom	Data	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	Var.	Std Dev.	Metal (Len x Grade)	% Metal	Cont. to Mean	Cont. to Var

AG1	Top 5%	2,847	2.9	320.36	11.24	417.17	20.42	63,992	65%	65%	20%
	All	56,413	0.005	320.36	0.87	26.99	5.2	98,573

AG2	Top 5%	7,284	17.62	1515	47.62	3655.98	60.46	693,662	58%	58%	32%
	All	145,670	0.005	1515	4.13	291.81	17.08	1,202,975

AG3	Top 5%	905	28.01	1156.8	53.53	2997.24	54.75	96,898	30%	30%	35%
	All	18,091	0.005	1156.8	8.85	287.17	16.95	320,087

AG4	Top 5%	27,060	44.2	2604.59	98.3	9689.41	98.43	5,321,160	39%	32%	36%
	All	541,193	0.005	2604.59	15.58	946.45	30.76	13,610,021

Total	Top 5%	38,096	2.9	2604.59	52.67	4189.95	58.52	6,175,700	41%	36%	26%
	All	761,367	0.005	2604.59	7.36	388.11	17.5	15,231,657

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Source: PV, 2025

Figure 14-10  Top 5% of Data by Gold Domain (AU1 and AU2)

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Source: PV, 2025

Figure 14-11  Top 5% of Data by Gold Domain (AU3 and AU4)

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14.5.1	Gold and Silver Grade Capping

The log-probability plot method was used to determine the capping values for gold and silver in the current Resource estimate. This method provides a consistent approach for identifying and constraining extreme high-grade outliers while preserving the natural grade distribution within each domain.

For gold, capping affected between 0.52% and 5.9% of the data within individual domains, representing approximately 0.7% of the total composites, and resulted in an estimated 1.1% reduction in total contained metal. The highest impact occurred in the lower-grade Propylitic (AU1) domain, where high variability (coefficient of variation (CoVar) = 5.56) required a more restrictive cap of 10 g/t Au, leading to a 5.9% reduction in metal content. In contrast, the Quartz–Pyrophyllite/Silica (AU4) domain, which accounts for more than 70% of the total composite length, required a higher cap of 100 g/t Au with only 0.52% metal reduction, reflecting its more consistent grade distribution and lower variance.

The final capping values for gold and silver, determined using the log-probability plot method, are summarized by domain in Table 14-11 and Table 14-12, together with the corresponding CoVar before and after capping, the applied cap values, the corresponding metal reduction percentages, and the percentile thresholds at which capping was applied.

Descriptive univariate statistics of capped gold and silver data by domain are summarized in Table 14-13 and Table 14-14.

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Table 14-11  Top Capping Statistics – Au

Domain	Description	Metres	% Metres	Log Probability Plot
				CoVar	Cap Value (g/t)	CoVar Capped	Metal Red. (%)	Percentile

AU1	Propylitic	113,115	7%	5.56	10.00	3.68	5.90%	99.90%

AU2	Pyrophyllite	291,456	19%	3.07	35.00	2.67	1.51%	99.98%

AU3	Quartz-Alunite	36,159	2%	1.06	12.00	1	0.72%	99.82%

AU4	Quartz-Pyrophyllite/Silica	1,082,648	71%	1.98	100.00	1.48	0.52%	99.10%

Table 14-12 Top Capping Statistics – Ag

Domain	Description	Metres	% Metres	Log Probability Plot
				CoVar	Cap Value (g/t)	CoVar Capped	Metal Red. (%)	Percentile

AG1	Propylitic	112,744	7%	5.94	75.00	4.46	4.62%	99.92%

AG2	Pyrophyllite	291,301	19%	4.14	250.00	3.40	2.71%	99.92%

AG3	Quartz-Alunite	36,175	2%	1.92	90.00	1.34	3.40%	99.60%

AG4	Quartz-Pyrophyllite/Silica	1,082,348	71%	2.45	700.00	2.23	0.61%	99.99%

Table 14-13  Univariate Statistics – Capped Au by Domain

DOM	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	P25 (g/t)	P50 (g/t)	P75 (g/t)	Std. Dev	Var.	CoVar	Missing	Metal (Len X grade)

AU1	56,600	0.005	10.00	0.16	0.005	0.02	0.09	0.59	0.35	3.68	896	19,236

AU2	145,748	0.001	35.00	0.64	0.01	0.06	0.51	1.70	2.89	2.67	2,214	188,360

AU3	18,083	0.005	12.00	1.47	0.57	1.04	1.83	1.55	2.41	1.06	65	53,032

AU4	541,343	0.001	100.00	2.04	0.47	1.24	2.56	3.02	9.14	1.48	5,113	2,216,632

Total	761,774	0.001	100.00	1.08	0.26	0.59	1.25	1.72	3.70	2.22	8,288	2,477,259

Table 14-14 Univariate Statistics – Capped Ag by Domain

DOM	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	P25 (g/t)	P50 (g/t)	P75 (g/t)	Std. Dev	Var.	CoVar	Missing	Metal (Len X grade)

AG1	56,413	0.005	75.00	0.83	0.005	0.15	0.50	3.68	13.55	4.46	1,083	98,573

AG2	145,670	0.005	250.00	4.02	0.15	0.70	2.20	13.64	186.14	3.40	2,292	1,202,975

AG3	18,091	0.005	90.00	8.54	2.38	4.90	10.03	11.44	130.89	1.34	57	320,087

AG4	541,193	0.005	700.00	12.50	1.65	5.42	12.90	27.81	773.61	2.23	5,263	13,610,021

Total	761,367	0.005	700.00	6.47	1.05	2.79	6.41	14.14	276.05	2.86	8,695	15,231,657

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14.5.2	High Yield Limit

A high-yield limit (HYL) approach was applied to control the influence of extreme values during interpolation.

The HYL control ensures that distant or unsupported high grades do not excessively affect block estimates, particularly in areas of wide drill spacing. This procedure was applied independently within each domain and for each estimation pass.

14.5.3	Updated Total Sulfur and Total Carbon

No capping was applied to Stot or Ctot values. Stot. Data were reviewed to confirm that no assays exceeded 53.4%, the theoretical maximum corresponding to pure pyrite (FeS2). As discussed in Section 14.5, both Stot and S2 are critical parameters for ore processing and blending; therefore, maintaining uncapped values provides an appropriately conservative and operationally representative estimate for metallurgical and geometallurgical applications.

14.6	Contact Analysis

Grade contact profile interpretation was conducted by element and by domain to assess grade continuity across geological boundaries. No fixed statistical criteria were applied; instead, interpretation was guided by the relative difference in mean grade across contacts and by spatial grade trends. In general, a combined approach was employed, integrating the following considerations:

●	Presence of grade trends across domains,

●	Difference in mean grade at the contact, large differences vs smaller differences,

●	Number of composites and geological relation between the domains.

In cases where only a limited number of samples were present across domain contacts, hard boundaries were applied. For example, the AU1 and AU3 high-grade domains were treated as hard boundaries, reflecting the limited data available along their contacts and the distinct grade contrasts observed. Figure 14-12 through Figure 14-14 show representative contact analysis plots for Au, Ag, S2, and Ctot, illustrating examples of both hard and soft boundary relationships.

Figure 14-15 summarizes the results of the contact boundary analysis conducted for the principal estimation domains.

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Figure 14-12  Examples of Contact Plots by Domain (AU2:AU3 and AU1:AU4)

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Figure 14-13  Examples of Contact Plots by Domain (AG2:AG3 and AG1:AG4)

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Figure 14-14  Examples of Contact Plots by Domain (S1:S3 and CARB:DAC)

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Source: PV, 2025

Figure 14-15  Contact Types Between Domain Groups

for Gold, Silver, Sulfur, and Carbon.

14.7	Variography

Variography was undertaken for all gold, silver, Stot, Ctot estimation domains. The typical approach taken for each proposed estimation domain was:

●	Apply capping and despiking to the composite data where required, followed by a normal score transformation to prepare the dataset for variogram analysis.

●	Evaluate geological and structural controls on mineralization within each domain and calculate downhole and 3D experimental variograms to characterize grade continuity and anisotropy.

●	Variography for all variables was performed within each estimation domain, using lag distances appropriate to the nominal drillhole spacing.

●

Nugget effects were derived from downhole variograms calculated with a 2.0 m lag distance and a 50% tolerance, while the principal directions of spatial continuity and the corresponding variogram models were defined from variogram maps.

●

Develop 3D correlogram or variogram models using appropriate combinations of nugget and spatial continuity structures (typically spherical or exponential models) to accurately reproduce the observed experimental spatial variability.

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●	Back-transform the domain-based normal score variogram models to original grade units for use as inputs in the subsequent Resource estimation steps.

●	Visually validate the variogram models in 3D, comparing their geometry against geological controls and grade data to confirm consistency and ensure that no rotation or orientation errors are present.

14.7.1	Gold and Silver

Spatial continuity models for gold and silver were developed using 3D correlogram modeling in Sage2001® software. The modeled nugget values represent approximately 15–30% of the total sill for gold and 20–30% for silver, which is considered appropriate for this style of mineralization and consistent with the observed short-range grade variability.

The final modeled correlograms defining spatial continuity parameters for gold and silver are provided in Table 14-15 and Table 14-16, respectively.

Table 14-15  Gold Domains Correlogram Model Parameters

Domain	Type	Str.	Sill	Ranges (m)			Rotation (ZXY, LRL)
				Major	Semi	Minor	Z’	X’	Y’

AU1	-	C0	0.25	-	-	-	-	-	-
	Exp	C1	0.634	46.7	21.7	13.4	1.0	-2.0	85
	Exp	C2	0.116	452.1	193.5	299.0	-35	1.0	85

AU2	-	C0	0.15	-	-	-	-	-	-
	Exp	C1	0.605	39.2	21.1	16.2	-20	-7.0	52
	Exp	C2	0.245	362.1	208.3	146.1	-20	6.0	9.0

AU3	-	C0	0.25	-	-	-	-	-	-
	Exp	C1	0.337	29.4	10.5	9.4	-40	-20	8.0
	Exp	C2	0.413	326.5	52.7	97.8	-40	-20	8.0

AU4	-	C0	0.3	-	-	-	-	-	-
	Exp	C1	0.488	27.9	15.6	18.1	-12	6.0	95
	Exp	C2	0.212	236.5	110.8	150.3	-12	6.0	95

Notes: GSLIB (ZXY, LRL) rotations conventions were used.

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Table 14-16   Silver Domains Correlogram Model Parameters

Domain	Type	Str.	Sill	Ranges (m)			Rotation (ZXY, LRL)
				Major	Semi	Minor	Z’	X’	Y’

AG1	-	C0	0.2	-	-	-	-	-	-
	Exp	C1	0.775	27.3	22.5	121.3	4.0	-1.0	-4.0
	Exp	C2	0.025	186.5	90.9	214.2	4.0	-1.0	-4.0

AG2	-	C0	0.25	-	-	-	-	-	-
	Exp	C1	0.414	36.3	26.3	15.7	-4.0	18	1.0
	Exp	C2	0.336	177.6	128.1	171.6	-4.0	18	1.0

AG3	-	C0	0.3	-	-	-	-	-	-
	Exp	C1	0.476	29	20.1	12.4	-44	-18	70
	Exp	C2	0.224	736.1	206.0	104.0	-44	-18	70

AG4	-	C0	0.2	-	-	-	-	-	-
	Exp	C1	0.552	16.4	15.8	12.2	-17	-4.0	8.0
	Exp	C2	0.248	263.1	91.5	127.4	-8.0	15	-63

Notes: GSLIB (ZXY, LRL) rotations conventions were used.

Examples of variograms for domain AU3 and AU4 in gold and AG1 and AG4 in silver are shown in Figure 14-16 and Figure 14-17, respectively.

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Source: PV, 2025

Figure 14-16   Gold Domain Models for AU3 and AU4

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Source: PV, 2025

Figure 14-17   Silver Domain Models for AG1 and AG4

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14.7.2	Total Sulfur

For Stot, Ctot and Cu, experimental variograms were generated and modeled in Datamine Supervisor®.

The final modeled variogram parameters are summarized in Table 14-17, and representative variogram example (S3 domain) is presented in Figure 14-18.

Table 14-17   Total Sulfur Domains Variogram Model Parameters

Domain	Type	Str.	Sill	Ranges (m)			Rotation (ZXY, LRL)
				Major	Semi	Minor	Z’	X’	Y’

S1	-	C0	0.047	-	-	-	-	-	-
	Exp	C1	0.419	40.0	75.0	50.0	240.0	-10.0	0.0
	Sph	C2	0.534	850.0	970.0	280.0	240.0	-10.0	0.0

S2	-	C0	0.066	-	-	-	-	-	-
	Sph	C1	0.374	60.0	45.0	26.0	9.7	3.4	9.4
	Sph	C2	0.559	600.0	395.0	250.0	9.7	3.4	9.4

S3	-	C0	0.143	-	-	-	-	-	-
	Exp	C1	0.375	35.0	25.0	30.0	359.4	3.4	19.7
	Exp	C2	0.481	736.1	206.0	104.0	359.4	3.4	19.7

Notes: GSLIB (ZXY, LRL) rotations conventions were used.

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Source: PV, 2025

Figure 14-18   S3 Domain Variogram Maps and Model in the Three Main Directions

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14.7.3	Total Carbon

The final modeled variogram parameters are summarized in Table 14-8, and a representative variogram for the CARB (C3) domain is presented in Figure 14-19.

Table 14-18  Total Carbon Domains Variogram Model Parameters

Domain	Type	Str.	Sill	Ranges (m)			Rotation (ZXY, LRL)
				Major	Semi	Minor	Z’	X’	Y’

C1	-	C0	0.186	-	-	-	-	-	-
	Sph	C1	0.538	30.0	25.0	25.0	340.0	0.0	0.0
	Sph	C2	0.275	615.0	375.0	135	340.0	0.0	0.0

C2	-	C0	0.196	-	-	-	-	-	-
	Exp	C1	0.547	30.0	25.0	30.0	0.0	0.0	0.0
	Exp	C2	0.256	780.0	230.0	495.0	0.0	0.0	0.0

C3	-	C0	0.096	-	-	-	-	-	-
	Exp	C1	0.216	80.0	70.0	10.0	345.0	0.0	10.0
	Exp	C2	0.687	650.0	335.0	185.0	359.4	3.4	19.7

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c_pct_adj [>= 0.001 ] NormalScores Across Strike Continuity
C4
Continuity Analysis
090-->000
Lag 30
1
0.7
0
035-->070
000-->090
000-->270
-090-->000
c_pct_adj [>= 0.001 ] NormalScores Dip Plane Continuity
C4
Continuity Analysis
035-->090
Lag 30
1
0.7
0
000-->180
000-->000
-034-->258
-035-->270
c_pct_adj [>= 0.001 ] NormalScores Horizontal Continuity
C4
Continuity Analysis
000-->000
Lag 30
1
0.7
0
000-->270
000-->090
000-->180
Continuity Models for c_pct_adj [>= 0.001 ]
C4
Gamma (1.000)
Sample Separation (m)
0.0
0.2
0.4
0.6
0.8
1.0
0
50
100
150
200
250
300

Source: PV, 2025

Figure 14-19   C3 Domain Variogram Maps and Model in the Three Main Directions

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14.8	Resource Estimation

The 2025 Mineral Resource model incorporates several updates to the estimation approach and modelling methodology relative to the previous 2023 model. These revisions were introduced to improve consistency, reproducibility, and integration of the latest geological and geochemical data.

Key changes include:

●

Review and cleanup of database codes and Leapfrog modelling workflows to ensure consistency between alteration, lithology, and estimation domains and improve traceability between wireframes and the block model.

●	Updated EDA and spatial analysis for Au, Ag, Cu, Stot, S2, and Ctot, and Corg.

●	Review of domaining assumptions, with a change to total/organic carbon domaining to reflect stratigraphic units (Andesite, Dacite, and Carbonate Sediments).

●	Updated density model, reflecting an approximate 55% increase in available density measurements (8,600 data points) and the implementation of a revised Stot–Density regression.

o

The updated regression improves alignment with the raw density data, particularly across low- and high-sulfur ranges, ensuring better representation of material density for Resource tonnage and metal content reconciliation.

●	Continued use of sub-blocking to more accurately represent wireframe volumes and preserve grade distribution at lithological and alteration boundaries.

●	Update of structural controls and LVA for Mejita pit.

These changes have not materially changed the estimation results; however, they were undertaken to generate a more transparent and reproducible model.

14.8.1	Block Model

An orthogonal (non-rotated), sub-blocked model was constructed in Vulcan using the origin and rotation parameters outlined in Table 14-19. Two sub-cell schemas (5 x 5 x 5 m and 2.5 x 2.5 x 2.5 m) were defined to honour the volume and shape of the lithological and hydrothermal alteration models, particularly the hydrothermal breccia (HBRX) lithology model, which is narrow and poorly captured in the regularized model. Defined block model extents in the horizontal and vertical directions are enough to capture most of the drilling (Figure 14-20) and encompasses the Monte Negro, Moore and Cumba.

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Table 14-19 Block Model Extents and Geometric Definition (Sub Cell) – Pits

Coordinates	East (UTM)		North (UTM)		Elevation (UTM)

Origin	374,407.50		2,092,505.00		-400

Maximum	377,117.50		2,096,805.00		500

Extension (m)	2710		4300		900

Cell Type	Block Size (m)			Number of Blocks
	East	North	Elevation	East	North	Elevation

Parent	10	10	10	271	430	90

Sub-Cell 1	5	5	5	542	860	180

Sub-Cell 2	2.5	2.5	2.5	1,084	1,720	360

Source: PV, 2025

Figure 14-20  Block Model Bounds and Exploration and Resource Definition Drilling

During model construction, 3D wireframe solids and surfaces are used to flag blocks for:

●	The original topography surface;

●	Lithology and alteration domains;

●	Structural blocks associated with the Monte Oculto Fault; and

●	Open pit boundaries.

The wireframe volumes were compared to the block volumes for lithology and alteration to ensure that the modelled geometry was adequately captured in the block model. In all cases, there was minimal resolution loss, with less than a 0.3% difference between the wireframe and block volumes for lithology (Table 14-20) and alteration (Table 14-21).

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Table 14-20  Volume Comparison for Lithology from Block Model and Wireframes

Lithology	Volume (m3)		Difference
	Blocks	Wireframes	Absolute (m3)	Relative %

ACR	2,168,569	2,165,211	(3,358)	-0.15%

AFL	902,766	902,790	24	0.00%

ALT	2,918,331	2,938,474	20,143	0.69%

BRX	1,359	1,350	(9)	-0.69%

CIMSC	228,257	228,318	61	0.03%

CLM	23,266	23,246	(20)	-0.09%

CSC	7,747	7,894	147	1.90%

CV	71,532	71,390	(142)	-0.20%

DCT	3,603	3,606	4	0.10%

DV	169,412	169,467	55	0.03%

DVAT	303,423	303,601	179	0.06%

DYK	10,633	10,722	89	0.84%

HL	710,999	711,003	4	0.00%

IPLT	29,065	30,222	157	0.54%

PQLLF	34,743	35,335	(8)	-0.02%

QBT	224,773	241,930	157	0.07%

VCSM	20,887	20,892	4	0.02%

Total Lithology	7,829,366	7,865,453	17,487	0.22%

Table 14-21  Volume Comparison for Alteration from Block Model and Wireframes

Alteration	Volume (m3)		Difference
	Blocks	Wireframes	Absolute (m3)	Relative %

Cover	53,749	53,748	-1	0.00%

Quartz Alunite	2,623,563	2,623,583	20	0.00%

Quartz Pyrophyllite	1,703,237	1,703,218	-19	0.00%

Pyrophyllite	53,050	53,056	7	0.01%

Propylitic	927,165	927,150	-14	0.00%

Silica	18,221	18,225	3	0.02%

Total Alteration	5,378,985	5,378,981	-4	0.00%

The block model was designed to store multiple variables representing both estimated grades and key estimation diagnostics. Estimated attributes include Au, Ag, Cu, Stot, S2, Ctot, and Corg. In addition, the model records supporting parameters such as the average distance to informing composites, number of informing drillholes and samples, kriging variance, estimation pass, and block density. These parameters provide a quantitative basis for model validation, confidence assessment, and subsequent post-estimation processes, including Resource classification and reporting.

14.8.2	Locally Varying Anisotropy

LVA is used to adjust sample search orientation on the basis of local mineralization controls. Faults and lineaments showing a strong spatial relationship with grades (Figure 14-21 and Table 14-22) were used to generate an LVA field in the block model.

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Source: PV, 2025

Figure 14-21 Faults and Lineaments Used to Guide the LVA Search Orientations

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Table 14-22 Faults and Lineaments Used to Guide the LVA Search Orientations

Pit Area	Fault/Lineament

Montenegro	NS Dike
NS Dike 5
NS 5
NE 2
NE Monte-Oculto

Moore	NS 2
NS 3
NS Dike
NW 1_1
NW 2

Cumba	NW to EW

Mejita	MJ_ENE3
MJ_Mejita1
MJ_Mejita6
MJ_Yara

ARD1	MO_NE_Yara
MO_NS_Mejita6_1
MO_NE_ENE3
Z_MN_DIKE
MO_NS_Amanda_1

14.8.3	Grade Estimation

Au, Ag, Cu, Stot, S2, Ctot and Corg grades were estimated in Vulcan software using Ordinary Kriging (OK) within the domains discussed previously. The estimation workflows and parameter selections are developed by Barrick regional and PV MRM staff.

Peer review of the estimation workflow, inputs, and final estimates is conducted prior to model approval. The prerelease model is reviewed by the Barrick regional team as part of the formal sign-off process required for delivery of the official approved version. This process ensures that the model has been technically validated and approved before distribution for downstream use.

Copper has been estimated historically; however, it is no longer recovered, does not form a part of the revenue stream, and is not publicly disclosed. There are currently no plans to resume copper recovery; on this basis, copper is not detailed in this report.

The limestone unit was not estimated, as this material is non-mineralized and modeled in a separate pit limestone model used for mine planning.

14.8.4	Gold and Silver

The final estimation plan for each domain was derived by refining the estimate to match the theoretical distribution from HERCO (see Section 14.8.7).

The estimates were subdivided into the footwall (FW) and hanging wall (HW) of the Monte Oculto Fault and, where applicable, into zones internal and external to the 1.0 g/t Au grade shell.

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The grade shell was constructed in Leapfrog Geo using 6.0 m composites with a 1.0 g/t Au cutoff, applying radial basis functions (RBF) as the interpolation method. An iso-value of 0.4 was selected to define the mineralized surface, and isolated volumes smaller than 100,000 m³ were removed to eliminate discontinuous or spurious zones. This solid represents the principal mineralized envelope used to constrain grade estimation and to minimize the influence of low-grade dilution.

Ordinary Kriging was applied by domain using parameters summarized in Table 14-23. Block discretization was set to 3 x 3 x 5 m, and parent cell estimation was enabled. Three estimation passes were used with progressively increasing search radii to ensure full model population. The first pass applied a search range of 75 x 75 x 15 m, the second pass extended to 150 x 150 x 30 m, and the third to 325 x 325 x 50 m, corresponding to the modeled continuity of the variograms.

A minimum of two to four composites and a maximum of 12 to 18 were required per estimate, with no more than two composites per drillhole to ensure adequate spatial distribution of samples. Most blocks inside the grade shell were populated during Passes 1–2 using well-informed neighborhoods. For Pass 3, estimates were permitted with a minimum of one composite to complete model population in low-information areas. Soft boundaries were applied between adjacent domains (e.g., AU1–AU2, AU2–AU3, AU3–AU4) with a maximum influence distance of 4-10 m for minor mixing of samples across contacts.

HYL were applied in selected domains to reduce the influence of isolated extreme grades. In these domains, high-grade composites were only used within an inner ellipsoid of 50 x 50 x 50 m and capped at cutoff values of 2.5 g/t Au for AU1 and 3.0–6.0 g/t Au for AU2–AU3. In the AU4 domain, HYLs were also implemented, with cutoff values of 3.0 g/t Au for Passes 1–2 and up to 15.0 g/t Au for Pass 3, consistent with the expanded search ranges and the need to control the influence of isolated high-grade samples both within and near the outer limits of the estimation domains.

The silver estimation adopted the same interpolation parameters as gold, with the exception of domain-specific HYL thresholds and search ellipsoid adjustments where grade continuity differed. Any unestimated blocks remaining after the third pass were assigned a nominal background value of 0.005 g/t Au and Ag through scripting to ensure complete block model population.

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Table 14-23  Gold Estimation Parameters

Domain	Est. Run	G.Shell Au	Search (m)			Composites			High Yield Limit					Soft Boundaries
			Maj	Semi	Min	Min	Max	Per Hole	Use	COG	Dist. (m)			Dom	Max Dist. (m)
											X	Y	Z

AU1	1	N/A	75	75	15	2	14	2	N	-	-	-	-	AU2	4
	2	N/A	150	150	30	2	12	1	Y	2.5	50	50	50	AU2	4
	3	N/A	325	325	50	1	12	-	Y	2.5	50	50	50	AU2	10

AU2	1	Out	75	75	15	3	12	2	N	-	-	-	-	AU3:AU4	4
		In	75	75	15	3	10	2	N	-	-	-	-	AU3:AU4	4
	2	Out	150	150	30	2	18	1	N	-	-	-	-	AU3:AU4	4
		In	150	150	30	2	10	1	N	-	-	-	-	AU3:AU4	4
	3	Out	325	325	50	1	2	-	Y	3	50	50	50	AU3:AU4	10
		In	325	325	50	1	12	-	Y	3	50	50	50	AU3:AU4	10

AU3	1	Out	75	75	15	4	12	2	Y	3	30	30	30	AU4	4
		In	75	75	15	3	12	2	N	-	-	-	-	AU4	4
	2	Out	150	150	30	2	12	1	Y	3	50	50	50	AU4	4
		In	150	150	30	2	12	1	N	-	-	-	-	AU4	4
	3	Out	325	325	50	1	12	-	Y	3	50	50	50	AU4	10
		In	325	325	50	1	12	-	Y	6	50	50	50	AU4	10

AU4	1	Out	75	75	15	4	8	2	Y	3	50	50	50	AU3	4
		In	75	75	15	3	12	2	N	-	-	-	-	AU3	4
	2	Out	150	150	30	2	8	1	Y	3	50	50	50	AU3	4
		In	150	150	30	2	12	1	N	-	-	-	-	AU3	4
	3	Out	325	325	50	1	12	-	Y	3	50	50	50	AU3	10
		In	325	325	50	1	12	-	Y	15	50	50	50	AU3	10

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The percentage of blocks filled in each pass is presented in Figure 14-22. The higher grade, well-drilled domains (AU3 and AU4) showed approximately 25 to 30% of blocks estimated in the first pass and between 55% to 60% in the second pass. Domains AU1 and AU2, which are peripheral to the main mineralized zones and have sparse drilling, had around 18% to 40% of blocks filled in passes 1-2, with most of the un-estimated blocks at depth.

Figure 14-22  Percent of Blocks Estimated by Estimation Pass - Au

In addition to the above estimates, the following were also completed for validation purposes:

●	A nearest neighbour (NN) estimate on capped 10 m composites to provide a declustered distribution for HERCO and swath plots;

●	An Inverse Distance Weighted (IDW) estimate as an alternative estimation method; and

●	An uncapped estimate to quantify the amount of metal removed by capping.

An example plan-view slice through the gold estimate, comparing the estimate to composites, is given in Figure 14-23.

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Source: PV, 2025

Figure 14-23  Plan (250RL) Comparing Composites and Block Grades

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14.8.5	Total Sulfur and Sulfide Sulfur

S2 is under-sampled relative to Stot, requiring imputation of the missing values to complete co-estimation and retain the correlation between the variables. A linear regression model was derived from paired composites, by domain; the regression model was then used to calculate a derived S2 grades based on the Stot for un-assayed intervals. Samples below detection limit were excluded from regression.

Ordinary Kriging was applied by domain using the parameters summarized in Table 14-24. Block discretization was set to 3 x 3 x 5 m, and parent cell estimation was enabled. Three estimation passes were used with progressively larger search ranges of 75 x 75 x 30 m, 150 x 150 x 60 m, and 325 x 325 x 120 m to ensure full model population. Blocks required a minimum of 2 and a maximum of 15 composites to be estimated. There were further restrictions on the maximum number of composites per drill hole of 5.

Soft boundaries were applied between adjacent sulfur domains (S1–S2 and S2–S3) with a maximum influence distance of 10 m to allow limited data sharing across contacts. No grade capping or high-yield limit was required, as the sulfur distributions are well-behaved and show limited high-grade outliers.

The number of blocks estimated by-pass is presented in Figure 14-24.

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Table 14-24  Total Sulfur and Sulfide Sulfur Estimation Parameters

Dom	Est. Run	Search (m)			Composites					Soft Boundaries
		Maj.	Semi	Min.	Min.	Max	Per Hole	Min. Holes	Max. Holes	Use	Dom	Max Dist. (m)

S1	1	75	75	30	2	15	5	2	5	Y	S2	10
	2	150	150	60				2	5
	3	325	325	120				1	5

S2	1	75	75	30	2	15	5	2	5	Y	S3	10
	2	150	150	60				2	5
	3	325	325	120				1	5

S3	1	75	75	30	2	15	5	2	5	Y	S2	10
	2	150	150	60				2	5
	3	325	325	120				1	5

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Figure 14-24  Percent of Blocks Estimated by Estimation Pass - Stot and S2

14.8.6	Total and Organic Carbon

Corg is under-sampled relative to Ctot, requiring imputation of the missing values to complete co-estimation and retain the correlation between the variables. A linear regression model was derived from paired composites, by domain; the regression model was then used to calculate a derived Corg grades based on the Ctot for un-assayed intervals. Samples below detection limit were excluded from regression.

The estimation of Ctot and Corg was completed using Ordinary Kriging by domain, following the parameters summarized in Table 14-25. Block discretization was set to 3 x 3 x 5 m, and parent cell estimation was enabled. Two estimation passes were performed with search ranges of 80 x 80 x 20 m and 375 x 375 x 80 m for C1 and C3 domains, and 150 x 150 x 40 m and 375 x 375 x 80 m for the C2 domain. Each estimate used a minimum of 3 and a maximum of 16 composites, with a maximum of 2 composites per drillhole, ensuring adequate spatial distribution of samples. No soft boundaries were applied between domains.

Table 14-25  Total Carbon Estimation Plan

Domain	Est. Run	Search (m)			Composites			Soft Boundaries
		Maj.	Semi	Min.	Min.	Max	Per Hole

C1	1	80	80	20	3	16	2	N
	2	375	375	80

C2	1	150	150	40	3	16	2	N
	2	375	375	80

C3	1	80	80	60	3	16	2	N
	2	375	375	80

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14.8.7	Change-of-Support

HERCO was used to account for the change in support from the 2.0 m composites to a 10 x 10 x 10 m selective mining unit (SMU), and to determine an appropriate amount of smoothing for the estimate to ensure the estimate is adequately reflective of mining recoverable SMU volumes. The 2022 analysis was used to derive the final estimation parameters and was limited to Measured, Indicated, and Inferred material only. Change of support was completed for gold and silver estimates only.

The estimation plan, primarily the minimum and maximum composites per block, was adjusted to target a relative difference in metal to within 10% of the HERCO distribution at a 1.0 g/t Au cut-off grade.

Figure 14-25 gives some example tonnage-grade curves comparing the theoretical HERCO distribution to the final OK estimates for Measured, Indicated, and Inferred ore classifications, and the relative difference in tonnes, grade, and metal.

The target of ±10% difference in tonnes, grade and metal was not always achieved, particularly in the low-grade/waste domains; however, this was not considered material to the estimate.

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Figure 14-25  Example HERCO Tonnage-Grade Curves and Relative Difference Plots

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14.9	Resource Classification

Resource classification was decoupled from the estimate and assigned to blocks on the basis of the average distance to data from the block centroid and the number of holes used to estimate a block. Classification criteria (Table 14-26) were based on a drill hole spacing analysis completed in 2021.

The spacing study approach uses kriging variance (KVAR) to determine confidence intervals for quarterly and annual production volumes at different data spacings. The calculated error at the different spacings is then compared against the generally accepted criteria for Resource classification (Table 14-26) to determine appropriate data spacing.

Table 14-26 Resource Classification Criteria

Resource Category	Criteria

Measured	±15% Error in tonnes, grade and metal at 90% confidence for quarterly volumes

Indicated	±15% Error tonnes, grade and metal at 90% confidence for annual volumes

Inferred	±30% Error in tonnes, grade and metal for annual volumes

The classification was calculated by setting up an estimate with an isotropic search and requiring a minimum and maximum of three holes to estimate a block (Table 14-27). The stored average distance was then used to flag a classification code to the block model.

This raw classification was then smoothed (cleaned) using a 2 x 2 x 2 block moving window to remove isolated blocks. The smoothed classification was stored in the CATEG variable. The smoothing modified approximately 11% of the blocks (Table 14-28). An example section at 50mRL is given in Figure 14-26  Example Resource Classification.

Table 14-27 Resource Classification Parameters

Resource Category	Drill Hole Spacing (m)	No. Of Holes	Average Distance (m)

Measured	≤30m	3	21 m

Indicated	≤70m	3	49 m

Inferred	≤150m	3	105 m

Inventory	≤300m	3	212 m

Unclassified	>300m	-	-

Table 14-28 Summary of Blocks Modified by Smoothing

Resource Category	Total Blocks	Blocks Modified	% Modified

Measured	262,501	19,767	8%

Indicated	1,305,639	29,073	2%

Inferred	2,016,384	14,920	1%

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Source: PV, 2025

Figure 14-26 Example Resource Classification (50mRL)

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14.10	Block Model Validation

Several checks were carried out to ensure that the estimate was valid; these included, but were not limited to:

●	Visual checks of the estimate, in both plan and section, against composite data and the NN estimate;

●	Checks for global bias by comparison of mean grades at zero cut-off against the NN model;

●	Checks for local bias by swath plots in easting, northing, and elevation;

●	Comparison of OK estimates to an alternative IDW estimate;

●	Comparison of the top 5% of blocks against high-grade composites; and

●	HERCO analysis to validate estimate smoothing against the SMU.

Examples of validation results are presented in the sections following.

14.10.1	Global Bias-Checks

The mean grade of the OK estimate was compared, by domain, with NN and IDW estimates at a zero-cut-off grade (Table 14-29 and Table 14-30) as a check on the global bias of the mineral Resource estimate.

For both gold and silver, the differences were within commonly accepted limits of ±5%, except for the AU1 domain. This is low-grade, peripheral to the main mineralized zones, and relatively sparsely drilled. There was good agreement between the OK and IDW estimates, so the difference in the NN is driven by higher grade outliers in the very low-grade and waste domains. On this basis, this difference was not considered material.

Table 14-29  Global Comparison of OK, ID and NN Estimates - Gold

Domain	OK (Au g/t)	IDW (Au g/t)	NN (Au g/t)	% Difference
				(OK-ID)/OK	(OK-NN)/OK

AU1	0.141	0.142	0.131	-0.71%	7.09%

AU2	0.321	0.326	0.328	-1.56%	-2.18%

AU3	1.326	1.339	1.376	-0.98%	-3.77%

AU4	0.956	0.971	0.978	-1.57%	-2.30%

Table 14-30  Global Comparison of OK, ID and NN Estimates - Silver

Domain	OK (Ag g/t)	IDW (Ag g/t)	NN (Ag g/t)	% Difference
				(OK-ID)/OK	(OK-NN)/OK

AG1	0.763	0.788	0.796	-3.28%	-4.33%

AG2	2.263	2.291	2.299	-1.19%	-1.59%

AG3	6.689	6.851	6.879	-2.42%	-2.84%

AG4	5.913	6.022	5.836	-1.84%	1.30%

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14.10.2	Local Trends

Swath Plots were constructed to check for local biases in the estimate and compare the declustered (NN) data to the kriged estimate by domain. Swath sizes were:

●	30 m (3 blocks) in the east direction;

●	30 m (3 blocks) in the north; and

●	30 m (3 blocks) in the vertical direction.

Analysis was limited to Measured, Indicated, and Inferred material only.

As expected, the kriged estimated is smother than the NN estimate, and the main departures from the declustered distribution were in areas of limited data, this is especially evident in the AU1 and AG1 domains, in areas where there is a lot of information, the value estimated by ordinary kriging is very consistent with NN (nearest neighbor).

Example swath plots in the easterly direction for Gold and Silver are presented in Figure 14-27 to Figure 14-30.

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Mean OK
Mean NN
Comps
Swath Plot - East
AU1, 30m X
au_ppm Average Grade
Number of Samples
2.5
2.0
1.5
1.0
0.5
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
374800
375200
375600
376000
376400
376800
Slice Centroid (m X)
Swath Plot - East
AU2, 30m X
au_ppm Average Grade
Number of Samples
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
374800
375200
375600
376000
376400
376800
Slice Centroid (m X)

Figure 14-27  Swath Plot for Gold (AU1 and AU2)

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Mean OK
Mean NN
Comps
Swath Plot - East
AU3, 30m X
au_ppm Average Grade
Number of Samples
Slice Centroid (m X)
2
3.0
2.8
2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
3000
2500
2000
1500
1000
500
375000
375200
375400
375600
375800
376000

Swath Plot - East
AU4, 30m X
au_ppm Average Grade
Number of Samples
Slice Centroid (m X)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
374800
375200
375600
376000
376400
376800

Figure 14-28  Swath Plot for Gold (AU3 and AU4)

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Mean OK
Mean NN
Comps
Swath Plot - East
AG1, 30m X
ag_ppm Average Grade
Number of Samples
Slice Centroid (m X)
374800
375200
375600
376000
376400
376800

Swath Plot - East
AG2, 30m X
ag_ppm Average Grade
Number of Samples
Slice Centroid (m X)
374800
375200
375600
376000
376400
376800

Figure 14-29  Swath Plot for Silver (AG1 and AG2)

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Mean OK
Mean NN
Comps
Swath Plot - East
AG3, 30m X
ag_ppm Average Grade
Number of Samples
Slice Centroid (m X)
375000
375200
375400
375600
375800
376000
4
5
6
7
8
9
10
11
12
13
14
500
1000
1500
2000
2500
3000

Swath Plot - East
AG4, 30m X
ag_ppm Average Grade
Number of Samples
Slice Centroid (m X)
374800
375200
375600
376000
376400
376800
5
10
15
20
25
1000
2000
3000
4000
5000
6000
7000
8000
9000
10000

Figure 14-30  Swath Plot for Silver (AG3 and AG4)

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14.10.3	Metal Reduction

The impact of grade capping was evaluated by comparing the uncapped and capped estimates to quantify the effective amount of metal removed from the model. For gold, the global mean grade decreased by 0.37% as a result of capping (Table 14-31), which is consistent with the expected reduction observed in the capping analysis for the AU3–AU4 domains (0.6–0.7%). For silver, the mean estimated grade decreased by 1.38% (Table 14-32), also aligning with the expected range of reductions from capping (0.6–3.4%).

Table 14-31  Comparison of Capped and Uncapped Estimates - Gold

Domain	Mean Capped Au (g/t) (au_ok_c)	Mean Uncapped Au (g/t) (au_ok_unc)	% Difference (Capped-Uncapped)/Capped

AU1	0.125	0.127	-1.57%

AU2	0.354	0.356	-0.56%

AU3	1.422	1.427	-0.35%

AU4	1.065	1.067	-0.19%

Total	0.742	0.744	-0.37%

Table 14-32  Comparison of Capped and Uncapped Estimates - Silver

Domain	Mean Capped Ag (g/t) (ag_ok_c)	Mean Uncapped Ag (g/t) (ag_ok_unc)	% Difference (Capped-Uncapped)/Capped

AG1	0.685	0.711	-3.80%

AG2	2.375	2.406	-1.31%

AG3	7.133	7.282	-2.09%

AG4	6.679	6.704	-0.37%

Total	4.218	4.276	-1.38%

14.11	Stockpile Resources

Material extracted from the Pueblo Viejo open pits has been systematically stockpiled since the start of operations in 2010. The stockpiles are located within the main operational area of the Montenegro Fiscal Reserve, adjacent to the Llagal, Mejita, Hondo, and Naranjo pits. Each stockpile represents a specific combination of lithology, alteration type, and grade range, allowing for selective rehandling and blending according to processing requirements.

The stockpiles were constructed under controlled mine production procedures, maintaining full traceability from the source polygon in the pit to the final discharge location. This information is collated into a dedicated stockpile block model with a block size of 10 m × 10 m × 10 m for reporting and reclaim planning purposes. This inventory-based block model is not interpolated. Instead, grades, tonnages, and chemical attributes are assigned directly to the corresponding stockpile solids based on the official monthly stockpile inventory, which integrates Jigsaw® dispatch tonnages, topographic surveys, and chemical information derived from mined polygons in the pit.

The stockpiles consist of material derived from both volcanic and sedimentary lithologies within the high-sulfidation epithermal system. These materials are routinely monitored and periodically

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sampled through drill programs designed to validate grade, tonnage, and metallurgical characteristics prior to re-handling and plant feed planning. In addition to routine geochemical assays, selected stockpile samples have been subjected to metallurgical testing programs to evaluate parameters relevant to processing performance, including preg-robbing potential (PR Index), sedimentation and settling behavior, and gold recovery response through POX–CIL processing. The bulk density applied to these materials is 2.313 t/m³, validated through reconciliation between mine survey volumes and the block model, showing agreement within ±2% in tonnage.

Recent drilling campaigns completed during 2023-2025 have provided representative samples for ongoing geometallurgical characterization and confirm the internal consistency of the grade distribution between the historical stockpile model and current assay data. The results demonstrate that the gold and silver grades within the stockpiles remain consistent with historical mine production records and are suitable for future processing campaigns.

For grade control purposes, stockpile grades are estimated using a local and dedicated block model constructed exclusively from RC drilling data. This model is primarily intended to corroborate gold and silver grades within the stockpiles and, more importantly, to evaluate the current contents of total sulfur (Stot), sulfide sulfur (S2), total carbon (Ctot), and organic carbon (Corg). These variables are critical for assessing the effects of prolonged exposure to atmospheric conditions, including weathering and progressive chemical degradation of the stockpiled material, and for understanding their potential implications on metallurgical performance, reagent consumption, and processing behavior at Pueblo Viejo.

For stockpile estimation using grade control data, assays are composited at 2 m intervals and interpolated into the stockpile grade control model using an IDW method. The block model employs a block size of 10 x 10 x 10 m, consistent with the in-situ Resource Model. In the first pass, a minimum of 4 and a maximum of 12 samples per block are applied; the second pass uses a minimum of 2 and a maximum of 12 samples, and the third pass applies a minimum of 1 and a maximum of 12 samples per block. The search radii applied to these estimation passes are 30 x 30 x 10 m for the first pass, 75 x 75 x 20 m for the second pass, and 150 x 150 x 20 m for the third pass

The model is constrained by the surveyed stockpile envelope and reconciled against monthly topographic surveys, dispatch records, and mill check-in/check-out data. This approach ensures internal consistency between RC drilling results, stockpile inventories, and mine-to-mill reconciliation, while recognizing that the stockpile model represents previously mined material and supports optimal blending strategies for plant feed.

The stockpile locations are displayed in Figure 14-31.

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BARRICK
Legend
Low Grade Stockpiles
N
Monte Negro Pit
Truckshop
Moore Pit
0
250
500 m
374500
375000
375500
376000
376500
2098000
2097500
2097000
2096500
2096000
2095500
2095000

Source: PV, 2025

Figure 14-31  Stockpiles Location

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14.12	Resource Cut-Off Grades

To demonstrate reasonable prospects for eventual economic extraction, Mineral Resources at Pueblo Viejo were evaluated within the current Resource pit shell, using a cash-flow–based optimization methodology. The approach compares the revenue generated by each block to its processing and handling costs, classifying blocks with positive net value as potential plant feed and those with negative value as waste.

The cash-flow-based optimization methodology accounts for the fact that both recovery and processing costs are dependent on the Stot and S2 content of the material. As a result, the cut-off grade is not fixed but varies by domain and material type. For blocks with an average S2 grade of approximately 7.9%, the gold equivalent (AuEq) cut-off grade ranges from 1.17 g/t AuEq to 1.29 g/t AuEq, depending on processing route and recovery assumptions.

The revenue model for each block includes contributions from gold and silver, using metal prices aligned with Barrick guidance for Mineral Resource reporting:

●	Gold: US$2,000 per troy ounce

●	Silver: US$25.00 per troy ounce

Only Measured, Indicated, and Inferred material was considered for the Mineral Resource estimate. Blocks were evaluated within the limits of the Whittle pit optimization shell, which accounts for topographic, geotechnical, and infrastructure constraints.

The economic parameters used for cut-off determination are based on PV’s 2025 LOM cost forecast, including mining, processing, general and administrative, and tailings management costs. The analysis also considers an incremental mining cost differential between ore and waste of US$-0.48/t, reflecting the lower cost of delivering ore to near-pit stockpiles relative to co-disposing waste at the TSF facility. These costs are described in detail in section 15 – Mineral Reserves.

14.13	Reconciliation

Pueblo Viejo maintains an end-of-month (EOM) and end-of-quarter (EOQ) production measurement and reconciliation system that compares grade control estimates against actual plant production data. The system tracks production performance on a daily, weekly, monthly, quarterly, and year-to-date basis, providing continuous reconciliation between open pit mined material, block models, and mill feed grades. Reconciliation reports are generated on a regular schedule to evaluate model accuracy, support production forecasting, and identify opportunities for operational improvement.

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Table 14-33 and Table 14-34 summarize the annual reconciliation between the Resource Model (RM) and the raw Grade Control Model (GCM) for gold and silver, respectively. This comparison corresponds to the F1A reconciliation factor, which is performed on a block-by-block basis.

Table 14-33  Grade Control Model versus Resource Model - Gold

Period	Grade Control Model			Resource Model			(GCM / RM)
	Tonnage (Mt)	Au (g/t)	Au (koz)	Tonnage (Mt)	Au (g/t)	Au (koz)	Tonnage (%)	Grade (%)	Metal (%)

2023	10.04	2.12	684	10.31	2.04	676	97%	104%	101%

2024	9.59	2.23	687	9.77	2.19	688	98%	102%	100%

2025	4.38	2.28	321	4.41	2.16	306	99%	106%	105%

Note: 2025 results reflect reconciliation for the period January through October.

Table 14-34  Grade Control Model versus Resource Model – Silver

Period	Grade Control Model			Resource Model			(GCM / RM)
	Tonnage (Mt)	Ag (g/t)	Ag (Moz)	Tonnage (Mt)	Ag (g/t)	Ag (Moz)	Tonnage (%)	Grade (%)	Metal (%)

2023	10.04	12.59	4.06	10.31	12.55	4.16	97%	100%	98%

2024	9.59	18.91	5.83	9.77	20	6.29	98%	95%	93%

2025	4.38	9.28	1.31	4.41	9.2	1.31	99%	101%	100%

Note: 2025 results reflect reconciliation for the period January through October.

Gold reconciliation remained stable across the three-year period, with tonnage differences within ±3%, grades within ±6%, and contained metal within ±5%. These results demonstrate good agreement between short-term grade control estimates and the long-term Resource Model.

Silver reconciliation results show similar behavior, with tonnage reconciling within ±3%, grades within ±5%, and contained metal within ±7% over the three-year period.

An additional comparison based on GCM ore-cut polygons corresponds to the F1B reconciliation factor, which accounts for operational dilution incorporated into the short-term mine plan is shown in Table 14-35 and Table 14-36.

Table 14-35  Grade Control Model versus Resource Model – Gold

Period	Grade Control Model (polygons)			Resource Model			(GCM / RM)
	Tonnage (Mt)	Au (g/t)	Au (koz)	Tonnage (Mt)	Au (g/t)	Au (koz)	Tonnage (%)	Grade (%)	Metal (%)

2023	10.52	2.05	693	10.31	2.04	676	102%	100%	103%

2024	9.87	2.14	679	9.77	2.19	688	101%	98%	99%

2025	4.20	2.17	293	4.41	2.16	306	95%	100%	96%

Note: 2025 results reflect reconciliation for the period January through October.

Table 14-36  Grade Control Model versus Resource Model – Silver

Period	Grade Control Model (polygons)			Resource Model			(GCM / RM)
	Tonnage (Mt)	Ag (g/t)	Ag (Moz)	Tonnage (Mt)	Ag (g/t)	Ag (Moz)	Tonnage (%)	Grade (%)	Metal (%)

2023	10.52	12.19	4.12	10.31	12.55	4.16	102%	97%	99%

2024	9.87	17.57	5.57	9.77	20.00	6.29	101%	88%	89%

2025	4.20	9.10	1.23	4.41	9.20	1.31	95%	99%	94%

Note: 2025 results reflect reconciliation for the period January through October.

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Gold reconciliation remained stable over the three-year period, with tonnage differences within ±5%, grades within ±2%, and contained metal within ±4%. These results indicate consistent alignment between the Resource Model and mill production.

Silver reconciliation results show consistent alignment, with tonnage differences within ±5%, grades within ±12%, and contained metal within ±11% over the three-year period.

These results indicate that the Resource Model appropriately captures short-term dilution and remains well aligned with the GCM for both gold and silver.

14.14	Mineral Resource Statement

Table 14-37 summarizes the Pueblo Viejo Mineral Resources, inclusive of Mineral Reserves, as of 31 December 2025.

Table 14-37  Summary of Mineral Resources (100% Basis) - 31 December 2025

Category	Location	Tonnes	Grade		Contained Metal
		(Mt)	(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)

Measured	Monte Negro	42	2.00	10.81	2.7	15
	Moore	64	2.11	11.39	4.4	24
	Cumba	0.91	2.38	10.37	0.070	0.3
	Total	110	2.07	11.15	7.2	39

Indicated	Monte Negro	160	1.67	10.11	8.8	53
	Moore	43	1.94	10.05	2.7	14
	Cumba	2.0	1.81	11.29	0.11	0.71
	Stockpiles	94	2.02	13.47	6.1	41
	Total	300	1.82	11.16	18	110

M&I	Monte Negro	210	1.74	10.26	12	68
	Moore	110	2.04	10.85	7.1	38
	Cumba	2.9	1.99	11.00	0.18	1.0
	Stockpiles	94	2.02	13.47	6.1	41
	Total M&I	410	1.89	11.16	25	150

Inferred	Monte Negro	14	1.5	6.5	0.68	2.9
	Moore	0.90	1.8	11.7	0.051	0.34
	Cumba	0.99	1.4	30.2	0.046	0.96
	Total Inf.	16	1.5	8.3	0.77	4.2

Notes:

●	Mineral Resources are reported on 100% basis. Barrick’s attributable share of the Mineral Resource is based on its 60% interest in PVD.
●	The Mineral Resource estimate has been prepared according to CIM (2014) Standards and using CIM (2019) MRMR Best Practice Guidelines.
●	Mineral Resources are reported using a long-term price of US$2,000/oz Au and US$25.00/oz Ag.
●	Mineral Resources are inclusive of Mineral Reserves.
●	All Mineral Resource estimates of tonnes and ounces of metal are reported to the second significant digit.
●	Numbers may not add due to rounding.
●	Measured and Indicated Resources are reported to two decimals on grade and Inferred Resources are reported to one decimal on grade.
●	The QP responsible for the Mineral Resource Estimate is Peter Jones, MAIG.

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14.15	2025 Versus 2024 End of Year Model Comparison

The tonnage-grade curve within the LOM plan (Figure 14-32) shows mainly tonnage related changes, driven by additional data, between 0.5 and 1.5 g/t Au.

Figure 14-32  Tonnage–Grade Curves; 2024 EOY and 2025 Models

At a 1.0 g/t Au cut-off grade, the 2025 LOM shell represents a 170 koz (1.1%) increase in contained gold relative to the 2024 EOY model. The 1.0 g/t Au cut-off approximates the revenue-based threshold and is applied here solely for comparative reference.

The 2025 model reflects a slight increase in overall inventory relative to the 2024 end-of-year model, driven primarily by the integration of new drilling results, incremental geological interpretation updates, and localized model refinements. The overall grade is unchanged between the two models.

A comparison of the 2024 declared Resources (Barrick AIF, March 14, 2025; 100% basis) to the 2025 declared Resources (on 100% basis), was undertaken to ensure variances were understood and appropriate. A waterfall chart showing the model-to-model comparison within the LOM is presented in Figure 14-33. The overall impact on Resources year-over-year is explained as:

●	0.67 Moz Au decrease due to 2025 mining depletion;

●	0.30 Moz Au decrease associated with geological refinements and model update;

●	0.55 Moz Au increase resulting from updated metal price assumptions;

●	0.38 Moz Au increase due to changes in mine and mill cost parameters expanding the economic envelope; and

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●	0.32 Moz Au decrease attributed to updated recovery assumptions.

In addition to the overall changes, a conversion of Inferred Resources to Indicated Resources was realized from the results of ongoing infill drilling.

Figure 14-33 Waterfall Chart - Change in Contained Au oz in Declared Resources

14.16	QP Comments on Mineral Resource Estimates

The QP provides the following comments regarding the Mineral Resource Estimate for Pueblo Viejo:

●	The controls on mineralization are well understood;

●	Mineralization was sampled appropriately and modelled with sufficient accuracy within the known geometry;

●	The Mineral Resource Estimate was prepared according to the CIM (2014) Standards as incorporated in NI 43-101 and guided by the CIM (2019) MRMR guidelines;

●	The estimation approach (including drill data validation, compositing, domaining, outlier handling) is appropriate, reflects industry best practice, and supports an unbiased estimate;

●	The Mineral Resource Estimate is considered to be appropriately estimated;

●

The Mineral Resource is constrained within optimized pit shells and reported above the in-situ marginal cut-off grades. This determination is based on a $2,000/oz gold and $25/oz silver price, demonstrating reasonable prospects for economic extraction; and

●	Visual checks show that assays and composite grades are reasonable compared to the blocks, and the estimate is smooth against the Selective Mining Unit (SMU).

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The QP is of the opinion that the Mineral Resources have been estimated, validated, and classified using industry best practices.

The QP is not aware of any environmental, permitting, legal, title, taxation socioeconomic, marketing, political, metallurgical, fiscal, or other relevant factors, that are not discussed in this report, that could materially affect the Mineral Resource estimate.

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15	Mineral Reserve Estimate

The Mineral Reserve estimates have been prepared according to the CIM (2014) Standards as incorporated in the NI 43-101. Mineral Resource estimates were also prepared using the guidance outlined in CIM (2019) MRMR Best Practice Guidelines.

The Mineral Reserves have been estimated from the Measured and Indicated Mineral Resources and do not include any Inferred Mineral Resources. Mineral Reserves include material that will be mined by open pit methods, and from stockpiles.

The estimate uses updated economic and modifying factors, the latest Mineral Resource and geological models (as described in Section 14), geotechnical and hydrological inputs, and metallurgical processing and recovery updates.

For the open pit, economic pit shells were generated using the Pseudoflow algorithm within Whittle software and then used in the open pit mine design process and Mineral Reserve estimation. The final pit limit selection and design process is outlined in Sections 15.2 and 16.1, respectively. Each block within these final pit designs was evaluated with cost, revenue, resulting net value, and scheduled within a LOM plan. Blocks with a positive net value and included as process feed in the LOM plan were included in the Mineral Reserves estimate.

The stockpiles were assessed using a similar net value calculation. All material mined or rehandled from stockpiles and scheduled in the LOM plan as process feed were included in the Mineral Reserves estimate.

A summary of the Mineral Reserves is shown in Table 15-1.

Mineral Reserves are estimated under the following general assumptions:

●	As of December 31, 2025;

●	Using a gold price of $1,500/oz and a silver price of $21.00/oz;

●	Includes Monte Negro, Moore, and Cumba pits; and numerous historically mined surface ore stockpiles;

●	Presented as ROM grades and tonnage delivered to the primary crushing facilities;

●	Mineral Reserves are depleted up to end of December 2025; and

●	Excludes material considered to be within process inventory.

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Table 15-1  Summary of Pueblo Viejo Mineral Reserves (100% Basis) – 31 December 2025

Type	Category	Tonnes (Mt)	Au Grade (g/t Au)	Contained Gold (Moz Au)	Ag Grade (g/t Ag)	Contained Silver (Moz Ag)

Stockpiles	Probable	92	2.04	6.0	13.59	40

Open Pits	Proven	89	2.22	6.4	12.01	35
	Probable	130	1.95	8.1	11.58	48
	Proven and Probable	220	2.06	14	11.76	82

Total Mineral Reserves	Proven	89	2.22	6.4	12.01	35
	Probable	220	1.99	14	12.42	88
	Proven and Probable	310	2.06	20	12.30	120

Notes

●	Proven and Probable Mineral Reserves tonnes are reported on 100% basis. Barrick’s attributable share of the Mineral Reserve is 60% based on its interest in PVD.
●	The Mineral Reserve estimate has been prepared according to CIM (2014) Standards and using CIM (2019) MRMR Best Practice Guidelines.
●	Mineral Reserves are reported at a gold price of US$1,500/oz Au and US$21.00/oz for silver.
●	Open Pit Mineral Reserves are estimated based on an economic pit design applying appropriate costs and modifying factors.
●	All Mineral Reserve estimates of tonnes and ounces of metal are reported to the second significant digit.
●	Proven and Probable Mineral Reserves are reported to two decimals on grade.
●	Numbers may not add due to rounding.
●	The QP responsible for the Mineral Reserve Estimate is Patrick Lee, P.Eng.

15.1	Mineral Reserves Estimation Process

15.1.1	Open Pit

The Mineral Reserve estimates use the depleted Resource block models as described in Section 14. Only Measured and Indicated Mineral Resources inside the final pit design were considered in the Reserve estimation. The final pit design is developed using the optimization shell as guidance. The details of the optimization process are described in Section 15.2.

The general process for estimation of open pit Mineral Reserves is as follows:

●

Review the historical and forecasted LOM planned costs for each mining area to evaluate suitable unit costs for all activities including pit mining, limestone mining, processing, administration costs, and others.

●	Perform pit optimization to develop a series of pit shells using cost, revenue, geotechnical, mining recovery and dilution, processing recovery, Resource classification and other input factors.

●	Select the desired ultimate pit shell and utilize as basis for detailed ultimate pit design.

●

Material within the ultimate design pit shell was evaluated and classified according to a net value calculation using parameters including gold grade, silver grade, S2 content, rock type, and metallurgical recovery. The net value calculation and inputs are detailed in Section 15.2.

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●

Ultimate pit design is scheduled to create a LOM plan. Blocks that are classified as Proven or Probable, flagged as ore in the net value calculations, and mined within the LOM plan, are included in the Reserves estimate.

15.1.2	Stockpiles

Stockpiles are comprised of mineralized material stored at various surface locations, originating from previous mine production. The tonnage contained in stockpiles is a significant portion of the Mineral Reserves. The stockpiles were typically established with similar material types, although given the large volumes and limited areas for storage, there are various ore types and grade categories interspersed throughout the stockpiles; occasionally with low grade material overlaying higher grade portions.

Existing stockpiles have been classified as Probable Mineral Reserves due to uncertainty on carbon estimates and sulfur degradation impacting process recoveries.

To assist with optimizing the reclaim sequence, a block model was created for the stockpiles using the dump location data from the fleet management system (Jigsaw) and then validated with a specialized drill campaign. The blocks within the model are flagged using the same net value calculation and factors as used in the pit evaluation process but with modified mining costs. This model is used for LOM ore reclaim planning.

The location of the ore stockpiles is shown in Figure 14-31.

15.2	Open Pit Optimization

Determination of ultimate pit limits was undertaken using Whittle pit optimization software. Results presented in the following sections correspond to the latest work completed by PV in mid September 2025.

Pit shell generation was constrained by infrastructure and permitting limits where applicable. Grades relevant to the economic value calculation for each block are gold, silver, Stot, and S2.

Various economic parameters were used to estimate the block value and resultant ore or waste categorization of the blocks within the ultimate pit shell. Cost input parameters are based on 2025 LOM cost forecast information and Barrick guidance.

The general process of determining the net value is to estimate the revenue of the block and subtract the costs to process the block as ore, including downstream costs; blocks that have a positive value are flagged as ore and included in the Mineral Reserves estimate; the remaining blocks are treated as waste and provide no revenue to the Mine.

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Given the processing costs are dependent on the Stot grade and recoveries vary with material type and S2 grade, the cut-off grade for a block with an average S2 grade of 7.9% can vary from approximately 1.17 g/t AuEq to 1.29 g/t AuEq.

15.2.1	Resource Model

The Mineral Reserve estimate and optimization process use a block model prepared by the site geology team and is the same model used for Mineral Resource estimation. This model is then modified with the addition of variables, which are populated with data specifically for LOM scheduling and Reserve estimation purposes.

15.2.2	Metal Price

Metal prices used for the Mineral Reserves estimate are the Barrick corporate guidance assumptions for the long-term metal price. These are in US dollars per troy ounce:

●	Gold - US$1,500/oz; and

●	Silver - US$21.00/oz.

There are currently no plans to recover any other metals at PV in the LOM plan.

15.2.3	Mining Recovery and Dilution Factors

The Resource block model used for mine planning at PV has a regular block size of 10 m x 10 m x 10 m which represents the practical SMU suitable for the equipment in use at the operation. Grades are smoothed over this block size, with the mining recovery and dilution being considered inherent with the SMU block of the Resource model. No additional mining recovery or dilution assumptions are applied for the optimization and block value calculations and is supported by historical reconciliation performance described in Section 15.4.

15.2.4	Geotechnical Slope Parameters

Between 2022 and 2025, PV undertook detailed geotechnical and hydrogeological studies, including a review of slope performance history to establish, refine, and validate an operational level geotechnical assessment for pit slopes at the Pueblo Viejo open pit. These studies were completed internally and with the use and validation of external consultants to produce geotechnical inputs used for open pit optimization. These inputs are further detailed in Section 16.2.

15.2.5	Mining Costs

Mine operating costs for pit optimization were based on an earlier LOM plan developed as part of PV’s internal forecasting process. This forecast was developed in June 2025 (June 2025 Forecast).

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Typically, there is a difference in the cost of mining material as ore versus mining the material as waste. Ore is taken to a near pit ROM pad for blending, or long-term stockpile for later reclaim. Waste is scheduled to be placed in a temporary waste rock storage facility (WRSF) and later rehandled, or co-disposed in the TSF facility, which due to distance and handling characteristics, has a higher unit cost than mining the material as ore. As such, the average incremental difference in mining cost is applied per tonne of ore processed; this is effectively a credit to the total cost of ore because the ore mining cost is lower.

The incremental ore mining cost is calculated as shown below and applied as a cost per ore tonne.

Incremental Ore Mining Cost = (Ore Mining Cost– Waste Mining Cost) = US$-0.48/t

Mining operating costs for the Whittle pit optimization are summarized in Table 15-2.

Table 15-2  Mining Operating Costs

Material	Value (US$/t mined)

Ore	3.20

Waste	3.68

Incremental Ore Mining Cost	-0.48

15.2.6	Processing Costs

Processing costs were split between fixed and variable costs. The fixed costs were averaged by year and divided by the design plant throughput to estimate a unit cost for all tonnes processed.

Maximum plant throughput during the LOM is 13.5 Mtpa, reached in 2034 after subsequent plant ramp up stages. Throughput up until 2034 achieves nominal step changes between 12.5 Mtpa, to 13.1 Mtpa, and then finally 13.5 Mtpa. The average throughput of the LOM is 13.3 Mtpa. To ensure fixed period costs were adequately accounted for in the pit optimization, these costs were calculated as average unit costs per tonne of ore processed. These fixed costs are outlined in Table 15-3, which also shows the annual fixed cost assumptions for general and administration (G&A) costs, community and social responsibility (CSR) costs (as described in Section 15.2.7), and the total unit fixed cost applied to the process ore tonnes.

Table 15-3  Fixed Costs Applied to Ore Processing Tonnes

Item	Unit	Value

Processing & Power	US$M / yr	239.5

G&A	US$M / yr	48.4

CSR	US$M / yr	2.2

Total Fixed	US$M / yr	290.0

Total Fixed Unit Cost (Processing+Power+G&A+CSR)	US$ / t processed	21.48

The variable processing operating cost formulas were provided by the PV processing team and consider the Stot content of the ore block being estimated for the milling, power, and other cost components; additionally, there is the cost of limestone mining and associated waste stripping, which

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is a necessary component for processing and tailings storage. These variable costs are outlined in Table 15-4.

There is also a cost credit made for services costed to the processing cost centre but shared with other departments, “Process Cost Allocation”. This is predominately PV Assay Lab costs reallocated to geological grade control activities.

Table 15-4 Ore Variable Costs for Flotation and POX

Item	Value (US$/t processed)

Process Plant [1]	−1911.2 × S4 + 857.27 × S3 − 128.24 × S2 + 11.236 × S + 6.8302

Power [1,2]	(794.9833 × S + 22.3323) × P

Limestone for processing	2.83

Ore Rehandle	2.26

Closure Cost	1.04

Process Cost Allocation	-0.15

Where:

S = Total sulfur grade (fraction)

P = Power unit cost ($0.07912/kWh)

15.2.7	General and Administration and Community and Social Responsibility Cost

G&A and CSR period costs were extracted from the June 2025 Forecast.

The average annual G&A costs were apportioned to the processing plant throughput and included as a cost per tonne of ore processed.

CSR obligations were treated similarly, with the average annual cost apportioned to the tonnes of ore processed.

These costs are outlined in Table 15-3.

15.2.8	Ore Rehandle Costs

Most ore mined is taken to a ROM stockpile location for blending to improve the processing throughput by smoothing or stabilizing the sulfide grades. Based on the LOM stockpile reclaim plan and historical cost data, the ore rehandling costs are estimated to be US$2.26/t of processed ore.

15.2.9	TSF Sustaining Capital

An allowance was included for the cost of constructing and raising the proposed TSF to store process tailings and potentially acid generating (PAG) waste rock. Construction costs were calculated per tonne of ore and waste by apportioning the total estimated volumes from the 2024 Naranjo TSF Feasibility Study, and unit cost estimates which were updated in 2025. This was then used to estimate the sustaining capital unit cost by tonne of ore and waste expected to be stored inside the TSF. These costs are summarized in Table 15-5.

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Table 15-5  TSF Sustaining Capital Costs

Item	Value (US$/t mined)

Sustaining capital cost for ore per tonne mined	5.96

Sustaining capital cost for waste per tonne mined	2.25

Incremental TSF sustaining capital cost (ore vs. waste)	3.71

15.2.10	Other Sustaining Capital

Allowances for other sustaining capital were included in the pit optimization. Recurring items were identified and included items such as replacement for equipment and major components, lime kilns rebrick and continuous improvement projects for infrastructure. Other sustaining capital expenditure was added to both the mining cost and ore costs in the optimization and is shown in Table 15-6.

Table 15-6  Other Sustaining Capital

Item	Unit	Value

Waste sustaining capital	US$/t waste mined	0.52

Ore sustaining capital	US$/t ore mined	0.67

15.2.11	Closure Costs

Closure costs of US$1.04/t ore mined were calculated and applied.

15.2.12	Metallurgical Recoveries

Metallurgical recoveries vary depending on the routing during processing. Two bounding options are:

●	Direct POX only; and

●	Flotation and POX.

The pit optimization and block value calculation assumed a “conservative” case using the more expensive stream of flotation and POX for costs and recoveries rather than using the most profitable of the two possible processing streams. In practice, ore routing to either direct POX only or flotation and POX will be driven by short term operational plant constraints and not by pre-determined destinations assigned in the block model. This approach simplifies the optimization process and provides an opportunity for upside during operations.

The metallurgical recovery expressions used in the optimization are detailed in Section 13.3. LOM plan average process recoveries for pit and stockpile feed are 80.1% for gold and 52.1% for silver.

15.2.13	Royalties and Selling Costs

Bullion transport and refining costs are based on current contracts and were calculated at US$0.50/oz of recovered gold and silver.

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Royalty costs of 3.2% were applied to the gross value less the selling costs of the gold and silver metal produced.

15.2.14	Cost Summary

The pit optimization utilized a cash flow methodology for determining whether a block is ore or waste. This method compares the cash flow produced by processing it as ore against the cash flow produced by mining it as waste. If the cash flow from processing a block is positive (i.e. greater than $0), it is flagged as ore, otherwise it is treated as waste.

Total mining cost for pit optimization is summarized in Table 15-7

Table 15-7  Total Waste Mining Cost for Pit Optimization

Item	Value (US$/t mined)

Waste mining operating cost	3.68

Waste sustaining capital cost	0.52

Waste TSF sustaining capital cost	2.25

Total waste mining cost for pit optimization	6.45

The ore processing cost applied in Whittle varies with Stot grade. For a nominal block from the Resource model with an average Stot grade of 9.04%, the total ore cost per tonne processed is illustrated in Table 15-8.

Table 15-8  Total Ore Cost Example Flotation & POX

Measure	Value (US$/t processed)

Variable Ore Costs (at Stot = 9.04%)

Incremental Mining Cost (Ore-Waste differential cost)	-0.48

Ore Rehandle Cost	2.26

Variable Ore Processing Cost	14.76

Process Limestone Cost	2.83

Ore Sustaining Capital	0.67

Incremental TSF Sustaining Cost (Ore – Waste)	3.71

Closure	1.04

Other Process Allocation	-0.15

Fixed Costs

Process Fixed Cost	17.74

G&A Cost	3.58

CSR Cost	0.16

Total Ore Cost	46.10

Note: Totals may not add due to rounding.

15.2.15	Optimization Results

The optimization was run allocating revenue to material categorized as Measured and Indicated to provide a series of nested shells which is evaluated for use as the basis for further detailed pit designs.

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Table 15-9 lists the tonnages for the series of nested pit shells obtained in the optimization. Results are reported from a topographic surface depleted to a projection for the end of 2025.

Table 15-9  Pueblo Viejo Pit Optimization Results

Gold Price (US$/oz)	Total Tonnes (kt)	Ore Tonnes (kt)	Au Grade (g/t)	Ag Grade (g/t)	Contained Gold (koz)

1,000	102,612	32,881	2.58	18.08	2,727

1,100	419,667	108,535	2.44	14.24	8,514

1,200	491,338	137,262	2.32	13.51	10,238

1,300	617,320	178,288	2.21	12.69	12,668

1,400	663,387	201,373	2.13	12.20	13,790

1,500	705,871	220,950	2.08	11.80	14,748

1,600	742,427	238,449	2.02	11.49	15,486

1,700	784,790	255,747	1.98	11.18	16,280

1,800	810,649	268,814	1.94	10.96	16,767

1,900	850,451	284,991	1.90	10.72	17,409

Stockpile		92,166	2.04	13.59	6,044

15.2.16	Final Pit Shell Selection

The final pit shell selected and used as the basis for further detailed mine design was the shell using US$1,500/oz for gold and US$21.00/oz for silver; this is aligned with guidance from Barrick regarding the long-term metal price assumptions for Mineral Reserves.

15.3	Sensitivities

A series of sensitivities were performed on the selected optimized shell at $1,500 Au testing the sensitivity of ore tonnes and contained metal inside this pit to the two main drivers of value at Pueblo Viejo, being gold metal price, and ore processing costs. All other costs are less influential and do not impact ore definition to the extent as price and processing cost. The results of these two sensitivities on both total ore tonnes and contained gold ounces within the selected pit shell are shown in Figure 15-1 and Figure 15-2.

The gold price sensitivity (Figure 15-1) shows a relatively flat direct relationship between price and ounces, whereby a 20% reduction in gold price (from $1500/oz to $1200/oz) yields a 10% decrease in contained gold ounces (14.7 Moz to 13.2 Moz, 100% basis), and similarly on the upside a 20% increase in gold price (from $1500/oz to $1800/oz) yields a 5% increase in contained ounces (14.7 Moz to 15.5 Moz, 100% basis). Gold price is considered a proxy for gold grade with changes in metal prices being representative of changes in grade.

The processing cost sensitivity (Figure 15-2) shows a similarly flat but inverse relationship between processing costs and contained ounces. A 20% reduction in processing cost yields a 7% increase in contained ounces (14.7 Moz to 15.7 Moz, 100% basis), whereas a 20% increase in processing cost yields a 9% decrease in contained ounces (14.7 Moz to 13.5 Moz, 100% basis).

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It is the opinion of the QP that these sensitivities are representative of the potential changes in Mineral Reserves that would be seen with changes to these identified modifying factors.

Figure 15-1  Gold Price Sensitivity Within the Optimized Shell

Figure 15-2  Processing Cost Sensitivity Within the Optimized Shell

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15.4	Reconciliation

PV has an EOM and EOQ production measurement system that reports and provides a reconciliation between grade control and monthly mine production. The measurement system tracks daily, weekly, monthly, quarterly, and year-to-date production grade control results versus the Mill.

2025 Mine Call Factor (MCF) reconciliation between the mine call and plant check-out is 95% for tonnes, 99% for gold ounces and 97% for silver ounces (Table 15-10). The largest variances observed during the period were associated with localized grade variability within the stockpiles. Figure 15-3 and Figure 15-4 present the reconciliation between mine-call and plant check-out grades for gold and silver, respectively.

Table 15-10  January to December 2025 MCF Reconciliation

Recon Ore Mine, Stockpiles, and Plant	Tonnes (kt)	Au (g/t)	Ag (g/t)	Au (koz)	Ag (koz)

Opening Stocks	95,811	2.07	14.26	6,382	43,932

Stocks to Crusher	8,030.5	2.16	14.63	557.1	3,777

Closing Stocks	92,340	2.03	13.47	6,035	39,377

Crusher Feed Actual	11,377.3	2.34	13.46	857.7	4,922.8

- Pits to Crusher	3,346.8	2.79	10.65	300.5	1,145.8

- Stocks to Crusher	8,030.5	2.16	14.63	557.2	3,777

Opening Plant Cone	281.7	2.41	14.30	21.8	129.5

Closing Plant Cone	352.1	2.44	14.30	27.6	161.8

Cone Change	70.3	2.28	13.06	5.1	29.5

GC Call Mill	11,221.9	2.36	13.60	849.8	4,907.1

Mill Check-in	10,715.3	2.42	13.75	835.1	4,737.1

Mill Check-out	10,715.3	2.44	13.76	839.6	4,740

Mine Call Factor (MCF)	95%	103%	101%	99%	97%

(Mine Call Grade versus Plant Check Out Gold Grade)

Figure 15-3  2025 Monthly Grades and Tonnes Comparison – Gold

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(Mine Call Grade versus Plant Check Out Silver Grade)

Figure 15-4  2025 Monthly Grades and Tonnes Comparison - Silver

Table 15-11 and Table 15-12 summarize the annual Reserve Model against production data from the plant for gold and silver, respectively.

Table 15-11  Mill Production versus Reserve Model – Gold

Period	Mill Production			Reserve Model			(Mill / Reserve Model)
	Tonnage (Mt)	Au (g/t)	Au (koz)	Tonnage (Mt)	Au (g/t)	Au (koz)	Tonnage (%)	Grade (%)	Metal (%)

2023	8.89	2.39	683	9.42	2.54	769	94%	94%	89%

2024	9.55	2.46	755	9.22	2.58	765	104%	95%	99%

2025	10.71	2.42	836	11.21	2.40	874	96%	101%	96%

Table 15-12  Mill Production versus Reserve Model - Silver

Period	Mill Production			Reserve Model			(Mill / Reserve Model)
	Tonnage (Mt)	Ag (g/t)	Ag (Moz)	Tonnage (Mt)	Ag (g/t)	Ag (Moz)	Tonnage (%)	Grade (%)	Metal (%)

2023	8.89	14.14	4.04	8.48	14.64	3.99	105%	97%	101%

2024	9.55	19.09	5.86	9.22	19.13	5.67	104%	100%	103%

2025	10.71	13.75	4.74	11.21	14.07	5.07	96%	98%	94%

Gold reconciled within acceptable limits across the period 2023 to 2025, with grade ranging from 94% to 101% and contained metal from 89% to 99%. Minor yearly variations reflect normal operational variability.

Silver reconciled within acceptable limits across the period 2023 to 2025, with grade ranging from 97% to 100% and contained metal from 94% to 103%. Minor yearly variations reflect normal operational variability.

15.5	Mineral Reserves Statement

The Mineral Reserve estimates have been prepared according to the CIM (2014) Standards as incorporated in the NI 43-101. Mineral Resource estimates were also prepared using the guidance outlined in CIM (2019) MRMR Best Practice Guidelines.

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The Mineral Reserves have been estimated based on material contained in the final pit design and stockpiles and processed in the LOM plan. They consist of Measured and Indicated Mineral Resources and do not include any Inferred Mineral Resources. The estimate uses updated economic factors, the latest Mineral Resource and geological models, geotechnical and hydrological inputs, as well as metallurgical processing and recovery updates.

A site-specific financial model was populated and reviewed to demonstrate that the Mineral Reserves are economically viable.

As of December 31, 2025, the total Proven and Probable Mineral Reserves in open pits and stockpiles (100% basis) are estimated at 310 Mt with an average grade of 2.06 g/t Au and 12.30 g/t Ag, containing approximately 20 Moz gold metal and 120 Moz silver metal.

The total Mine Mineral Reserves as of December 31, 2025 are summarized in Table 15-13.

Table 15-13  Pueblo Viejo Mineral Reserves as of December 31, 2025 (100% Basis)

Type	Category	Tonnes (Mt)	Au Grade (g/t)	Contained Gold (Moz Au)	Ag Grade (g/t)	Contained Silver (Moz Ag)

Stockpiles	Probable	92	2.04	6.0	13.59	40

Open Pits	Proven	89	2.22	6.4	12.01	35
	Probable	130	1.95	8.1	11.58	48
	Proven and Probable	220	2.06	14	11.76	82

Total Mineral Reserves	Proven	89	2.22	6.4	12.01	35
	Probable	220	1.99	14	12.42	88
	Proven and Probable	310	2.06	20	12.30	120

Notes

•	Proven and Probable Mineral Reserves tonnes are reported on 100% basis. Barrick’s attributable share of the Mineral Reserve is 60% based on its interest in PVD.
•	The Mineral Reserve estimate has been prepared according to CIM (2014) Standards and using CIM (2019) MRMR Best Practice Guidelines.
•	Mineral Reserves are reported at a gold price of US$1,500/oz Au and US$21.00/oz for silver.
•	Open Pit Mineral Reserves are estimated based on an economic pit design applying appropriate costs and modifying factors.
•	All Mineral Reserve estimates of tonnes and ounces of metal are reported to the second significant digit.
•	Proven and Probable Mineral Reserves are reported to two decimals on grade.
•	Numbers may not add due to rounding.
•	The QP responsible for the Mineral Reserve Estimate is Patrick Lee, P.Eng.

The year-end 2025 Mineral Reserves estimate shows a net decrease of 38 koz of gold compared to the declared estimate for year-end 2024 (Barrick AIF, March 14, 2025; 100% basis). This change is primarily driven by a positive impact of 1,147 koz from cost, design, block model and price updates, offset by a decrease of 1,109 koz due to pit and stock depletion, as well as negative impacts from metallurgical recovery factors adjustments.

15.5.1	Mineral Reserves Detail

Details of the Mineral Reserves by location and category is shown in Table 15-14.

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Table 15-14  Pueblo Viejo December 31, 2025 Mineral Reserves Detail

Area/Category	Tonnage (Mt)	Grade		Contained Metal
		(g/t Au)	(g/t Ag)	Gold (Moz)	Silver (Moz)

Monte Negro Pit

Proven	35	2.18	11.60	2.4	13

Probable	100	1.89	11.65	6.1	38

Monte Negro P&P	140	1.96	11.64	8.5	51

Moore Pit

Proven	54	2.25	12.27	3.9	21

Probable	27	2.17	11.33	1.9	10

Moore P&P	81	2.22	11.96	5.8	31

Cumba Pit

Proven	0.50	2.56	11.12	0.041	0.18

Probable	0.62	2.27	11.04	0.045	0.22

Cumba P&P	1.1	2.40	11.07	0.087	0.40

Stockpiles

Probable	92	2.04	13.59	6.0	40

Totals

Proven	89	2.22	12.01	6.4	35

Probable	220	1.99	12.42	14	88

Proven + Probable	310	2.06	12.30	20	120

Notes

•	Proven and Probable Mineral Reserves tonnes are reported on 100% basis. Barrick’s attributable share of the Mineral Reserve is 60% based on its interest in PVD.

•	The Mineral Reserve estimate has been prepared according to CIM (2014) Standards and using CIM (2019) MRMR Best Practice Guidelines.

•	Mineral Reserves are reported at a gold price of US$1,500/oz Au and US$21.00/oz for silver.

•	Open Pit Mineral Reserves are estimated based on an economic pit design applying appropriate costs and modifying factors.

•	All Mineral Reserve estimates of tonnes and ounces of metal are reported to the second significant digit.

•	Proven and Probable Mineral Reserves are reported to two decimals on grade.

•	Numbers may not add due to rounding.

•	The QP responsible for the Mineral Reserve Estimate is Patrick Lee, P.Eng.

15.6	QP Comments on Mineral Reserve Estimate

The QP responsible for the Mineral Reserves has supervised the Mineral Reserve estimation process. In the QP’s opinion, Mineral Reserve estimation has been carried out to industry standards using appropriate modifying factors for the conversion of Mineral Resources to Mineral Reserves.

The QP is not aware of any environmental, legal, title, socioeconomic, marketing, mining, metallurgical, infrastructure, permitting, fiscal, or other relevant factors that are not discussed in this Report, that could materially affect the Mineral Reserve estimate.

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16	Mining Methods

Pueblo Viejo was the site of gold mining operations under the ownership of Rosario until March 2002. The operations of Rosario were based on the exploitation of the oxide zone in two principal mineralized areas, Monte Negro and Moore. Mining in the Moore deposit stopped early in the 1990s due to ore hardness and high copper content, resulting in high cyanide consumption. In the Monte Negro deposit, mining ceased in 1998, and stockpile mining continued until July 1999, when the operation was shut down. During these 24 years of historical production, the Pueblo Viejo Mine produced a total of 5.5 Moz of gold and 25.2 Moz of silver.

Mine development of the current operations by Barrick began in August 2010. Current mine activity is in the Monte Negro and Moore pits. Mining is by conventional drill, blast, truck, and shovel methods.

The ore stockpiles are classified as medium-grade or low-grade material. At December 31, 2025, the total ore on stockpile was 92 Mt (100% basis).

The remaining pit only Mineral Reserves are estimated at 220 Mt of ore (100% basis) with a strip ratio 2.25:1. Total Mineral Reserves (pit plus stockpiles) are estimated to be 310 Mt at a strip ratio of 1.59:1. The combination of direct feed and stockpile re-handle is the current blending strategy at the mine. Ore blending for early processing of high-grade ore with consideration to sulfide content is practiced to maximize the NPV. Stockpile management and ore control practices are a key consideration.

The pit stages have been designed to optimize the early extraction of the higher-grade ore. Notwithstanding, the sulfur grade is an important consideration because the metallurgical aspects of the processing operation, the recoveries achieved, and the processing costs strongly depend on sulfur content in the plant feed, with benefits from consistency and low variability.

PAG waste rock from the pits is hauled to dedicated temporary WRSFs. From 2028 onwards, PAG waste from the temporary WRSFs will be rehandled and deposited into the Naranjo TSF and also into the mined pit voids below the water table. Pit backfilling is projected to start in 2042 and continue until the end of mine life with a planned capacity of 180 Mt.

Mineral processing requires a significant amount of limestone slurry and lime derived from high quality limestone. Limestone quarries, located adjacent to the mine, have been in production since 2009 to supply material for TSF construction and the process plant.

The remaining pit life, based on the Mineral Reserves estimate. Is projected to be 23 years, until 2048, with the processing of low-grade ore stockpiles and limestone rehandle continuing until 2049. To maximize Mine economics, higher grade ore is processed in the early years, while lower grade

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ore is stockpiled for later processing. Stockpiled ore is mined with a reclamation sequence to maximize ore delivery and revenue.

16.1	Mine Design

The shell resulting from the optimization described in Section 15.2 using US$1,500/oz for gold and US$21.00/oz for silver is the basis of the final pit design. The mine design process uses the shell as a foundation and adjusted by inclusion of access ramps, geotechnical berms, hydrogeological considerations, etc. to produce a practicable final pit design.

16.1.1	Pit Design parameters

The final pit design is based on the following parameters:

●	Bench height is 10 m with single and double benching by sectors;

●	Main haul roads are designed with 35 m width and maximum 10% gradient;

●	Roads within the carbonaceous sediments geotechnical domain are designed with a width of 40 m to account for residual geotechnical risk;

●	In-pit single-lane haul roads (typically to within 3 x 10 m benches of pit bottom) have a design width of 20 m and a maximum gradient of 12%; and

●	The minimum mining width for phase design is generally targeted to be 60 m; however, locally can be narrowed to 40 m.

The geotechnical parameters are described in more detail in Section 16.2.

16.1.2	Ultimate Pit Design vs Whittle

The comparison of the resulting final pit design and the Whittle optimization shell is shown in Figure 16-1 and Table 16-1.

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Source: PV, 2025

Figure 16-1  Final Pit Design Versus Whittle Shell Comparison Cross-section

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Table 16-1  Final Pit Design Versus Whittle Shell Comparison

Item	Unit	Whittle Pit Shell (US$1,500/oz)	Pit Design	% Variance

Ore	kt	221,028	217,649	-2%

Au Grade	g/t	2.08	2.06	-1%

Ag Grade	g/t	11.79	11.76	-0.3%

Au Contained	koz	14,753	14,442	-2%

Waste	kt	484,506	490,125	1%

Total	kt	705,535	707,774	0.3%

16.1.3	Quarries

Limestone Quarries

Pueblo Viejo’s operations require significant amounts of limestone to operate the processing facility and construct the TSF facilities. PV exploits limestone material adjacent to the gold and silver bearing pits to meet these requirements. PV utilizes a Direct Block Scheduler (DBS) algorithm in Deswik GO for guidance on the quarry designs and extents to maximize the limestone extraction and minimize the mining costs.

The predominate uses of limestone are:

●	Processing (MQ);

●	TSF wall construction for the Lower Llagal and Naranjo TSF (LQ1 and LQ2); and

●	Construction, such as internal roads, diversion channels, and additional dams (LQ2 and LQ3).

The limestone inventory is classified and optimized using the classification scheme shown in Table 16-2.

Table 16-2  Limestone Classification

Description	Type	Criteria

MQ (Lime)	Metallurgical Limestone	% CaO > 51, SiO2 < 1.75%, No Clay

LQ1	Construction Clean Limestone	No Clay 100% < 1,000 mm

LQ2	Road Base	Clay < 10%

LQ3	Rock Fill	Clay < 20%

W1	Waste	Clay > 20%

Waste rock from the quarries is non-acid generating (NAG) and taken to dedicated NAG dumps.

Diorite Quarries

The TSF construction activities require filter material (which allows water to drain from the solids in the tailings) and construction rockfill material in quantities exceeding those available from local providers and the limestone quarries. Diorite quarries are utilized as additional sources to supply these requirements.

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PV utilizes a DBS algorithm in Deswik GO for guidance on the Diorite designs and extents to maximize the material extraction and minimize the mining costs.

The predominate uses of Diorite are:

●	Filter production (Filter);

●	TSF wall construction for the Naranjo TSF (Filter and Rockfill); and

●	Construction, such as internal roads, diversion channels, and additional dams (Filter and Rockfill).

Waste rock from the Diorite quarries can be classified as NAG or PAG and is taken to their respective dumps.

The Diorite inventory is classified and optimized using the classification scheme shown in Table 16-3.

Table 16-3 Diorite Classification

Destination	Type	Criteria[1]	Lithology[2]	Weathering[3]

Filter	Filter construction and Construction Clean Rock	Carb-NPR > 2 and %Co3 <1	MDi, GDi	A/W1, AW/2

Rockfill	Construction Clean Rock	Carb-NPR > 2 and %Co3 >=1	MDi, GDi	A/W1, AW/2

Uncertain Rockfill	Waste	1<Carb-NPR =< 2	MDi, GDi	A/W1, AW/2

NAG Waste	Waste	Carb-NPR >2	MDi, GDi, SAP, CV, Msed	A/W1, A/W2, A/W3, A/W4, A/W5, A/W6

PAG Waste	Waste	Carb-NPR =<1	MDi, GDi, SAP, CV, Msed	A/W1, A/W2, A/W3, A/W4, A/W5, A/W6

1: Ca-NPR - Carbonate Neutralization Potential Ratio; %CO3 - Calcium Carbonate

2: Lithology: Mdi - Monzodiorite; Gdi - Gabbrodiorite; CV - Cover, SAP - Saprolite, Msed - Metasediments

3: Weathering: A/W1 – Unaltered; A/W2 - Weakly weathered; A/W3 - Moderately weathered; A/W4 - Highly weathered; A/W5 - Completely weathered; A/W6 - Residual Soil.

16.1.4	Waste Rock Storage Facilities

As part of the closure requirements pertinent to environmental permitting, all PAG waste must be stored in anaerobic conditions to minimize the acid generating potential. This is typically achieved by co-disposing PAG and tailings in the TSF facilities but can also be achieved by backfilling the pits to an elevation below the natural water table level. Due to capacity and sequencing of the currently utilized El Llagal TSF and the planned commissioning of the Naranjo TSF, there is a necessity to temporarily store PAG in WRSFs. The PAG will be ultimately rehandled into in-pit voids and the Naranjo TSF.

Typical WRSF design considers a 20 m bench height and a 14 m bench width. NAG WRSFs are designed considering final reclamation slopes and surface drainages for revegetation and closure or backfilled into mined-out quarries.

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The Hondo PAG WRSF has been designed to temporarily store over 108 Mt of PAG waste. The key design considerations for this facility are ARD surface water runoff management and geotechnical constraints. NAG waste does not have the same ARD considerations relevant to PAG waste.

16.1.5	Stockpiles

The mine design and scheduling strategy at Pueblo Viejo focuses on maximizing net present value through an elevated cut-off grade approach. Under this strategy, higher-grade ore is preferentially fed to the process plant by blending material from active pits and stockpiles, ensuring consistent feed quality. Lower-grade ore is directed to stockpiles, where it is stored for future processing driven by capacity, blending requirements, and economics.

Stockpiles are planned to be reclaimed in multiple phases throughout the LOM, guided by a stockpile optimization study. Typical stockpile design considers a 10 m bench height and a 7 m berm width.

16.2	Geotechnical, Hydrogeological Parameters and Stability Analysis

16.2.1	Geotechnical Input - Slope Angles

Between 2020 and 2022, PV undertook detailed geotechnical and hydrogeological studies, including a review of slope performance history, to produce an operations level geotechnical assessment for the Pueblo Viejo open pit slopes. Building upon this work, additional investigations and external reviews were conducted between 2023 and 2025 to validate and refine the existing geotechnical parameters. These recent studies confirm the adequacy of the current design criteria and strengthened confidence in the geotechnical models used for slope optimization and risk management.

16.2.2	Slope Stability Analysis and Design - Geotechnical Parameters

The key on-site investigations and technical study programs performed since 2020 include:

●

Rock mass and minor structure model update by Red Rock Geotechnical (RRG, 2021), which was based on all available data from 2004 to 2020, a review of slope performance history, and incorporation of learnings from instabilities on interim pit slopes;

●	Pit wall mapping and photogrammetry completed by PV (ongoing);

●

Geotechnical and hydrogeological drilling investigations, ground characterization, and the installation of pore pressure monitoring instrumentation were carried out in a drilling campaign between 2022-2023, supported by Geocon (Geocon, 2023);

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●	Two- and three-dimensional stability assessments for LOM open pit slopes to update slope design parameters done by Red Rock Geotechnical (RRG, 2023) based on above drill campaign;

●	Predictive modelling supported by back-analysis of historical failure events in open pits done by ITASCA (ITASCA, 2023);

●	Groundwater model updates based on real pore pressure monitoring data from pit slopes completed by PV in 2025; and

●

Geotechnical and hydrogeological drilling investigations, ground characterization, and the installation of pore pressure monitoring instrumentation again in a new drilling campaign in 2025, supported by Piteau (Piteau, 2025) and focused principally on the carbonaceous material.

All the above investigations and studies informed updates to the LOM plan, incorporating practical considerations for slope design and operational efficiency. In particular, the updated work since 2023 has confirmed the reliability of the slope parameters in use at PV and confirmed the overall design approach.

In overview, there are four key geotechnical domains at PV of contrasting material properties:

●	Cover and clays (COV & Q-CL);

●	Carbonaceous sediments (CS-P & CS-T);

●	Volcanics (VOL); and

●	Limestone (LS-P & LS-RM).

Cover materials, including saprolites, highly weathered rocks in the open pit, and quarry clays, are very weak, with an unconfined compressive strength (UCS) of 2 MPa or less.

The carbonaceous sediments are weak to very weak, with UCS typically ranging from 8 to 20 MPa and a geological strength index (GSI) in the order of 37 to 48. The materials are highly anisotropic with an extremely weak and persistent fabric of bedding planes and sub-parallel faults and shears dipping to the south-west with friction angles typically ranging from 17° to 19°. Carbonaceous sediments are low permeability and difficult to depressurize in a tropical setting with continuous groundwater recharge from precipitation. The north and east walls of the pit require active dewatering and horizontal drains to maintain reduced pore pressures. The majority of outcrops in the LOM plan occur on the north and east walls within the Moore and Monte Negro regions, where susceptibility to instability along the extremely weak fabric is most prominent and has occurred several times in previous interim pit slopes. Inter-ramp slope angles (IRA) in these regions have been commensurately reduced versus the more competent areas.

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Volcanics consist of multiple rock types, including andesites and tuffs with various alteration types. UCS exceeds 30 MPa, and GSI ranges from 50 to 65. Volcanics are generally considered isotropic, with geological structures being less persistent and more variable in their orientation. There is a narrow transition between the carbonaceous sediments and volcanics in which volcanoclastic stratification is sympathetic to the sedimentary bedding; however, essentially, there is no dominant fabric that will dictate pit slope stability.

Limestones are stronger and generally less fractured than the volcanics, with a typical UCS of 70 MPa and GSI of 60. Limestone is a mildly anisotropic material with south-west dipping bedding.

The volcanics and limestones are considerably more permeable than the carbonaceous sediments and dewater and depressurize relatively quickly with the existing pumping and horizontal drilling practices.

Slope design parameters shown in Table 16-4 have been derived from stability analyses and validated with slope performance history and geotechnical drilling investigations. The slope design parameters have three distinct divisions based on the geotechnical domains and expected ground behavior:

●	Shallow slopes (IRA: 16°) for carbonaceous sediments susceptible to sliding along weak fabrics and governed by the need to achieve stable inter-ramp and overall slopes.

●	Moderate slopes (IRA: 26-38°) in cover and clays of up to four benches and for carbonaceous sediments that are not susceptible to sliding along weak fabrics.

●	Steep slopes (IRA: >40°) are used in the stronger volcanics and limestones.

Figure 16-2 shows a plan of the geotechnical domains used in the pit optimization and design.

Table 16-4 Geotechnical Slope Design Parameters

Geotechnical Domain	Pit Slope Orientation (Slope Dip Direction)	Bench Height (m)	Min. Bench Width (m)	Max. Bench Face Angle (°)	Max. Inter- Ramp Angle (°)	Max. Inter- Ramp Height (m)	Min. Geotech. Berm (m)

COV	All	10	7	60	38.1	80	14

Q-CL	All	10	7	37	26.3	40	14

CS-P	135° to 315°	20	15	20	16	80	20

CS-T	000° to 135°	20	10	50	36.8	80	20

LS-P	210° to 270°	10	8	70	41	80	20

LS-RM	000° to 210°	20	10	70	49	80	20

VOL	All	20	12	70	45	80	20

COV: cover material overlays other domains, not show in Figure 16-2.

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Monte Negro
VOL
CS-P
CS-T
San Juan
Q-CL
LS-RM
LS-P
Moore
Las Lagunas
LS-RM
N
1,000m
2096000 N
2095000 N
2094000 N
2093000 N
372000 E
373000 E
374000 E
375000 E
376000 E
377000 E

Source: PV, 2022

Figure 16-2 Geotechnical Domains and 2023 Ultimate Shell and Quarries

16.2.3	Pit Dewatering and Slope Depressurization

The current slope depressurization network involves a mixture of vertical dewatering wells, and horizontal drain holes. The main objective is to reduce pore pressure and phreatic water surface behind the pit slope.

A key factor in slope stability at PV is pore pressure, which can be significant especially in materials with low hydraulic conductivity and transmissivity such as the carbonaceous sediments and the interlayered clays and silts. The response of these units to dewatering from distant abstraction wells is typically poor due to the low transmissivity. As a result, passive horizontal depressurization of high walls is required, and employed, at PV. This is achieved by drilling and installing sub-horizontal drains into the slopes on pit benches at different levels targeting the most critical areas in terms of slope stability.

Those vertical wells which do reach depths in line with the pit bottoms also aid in proactive dewatering of the pit floor prior to mining advance, by targeting permeable and interconnected major fracture systems. Specific locations are defined based on target pore pressures and mine planning.

There are currently 17 vertical wells in the pit dewatering network, 8-12 of which are generally operational based on mine operation interaction. Additional drilling and installation is ongoing each

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year to expand the capacity and replace wells which are rendered ineffective or impacted by mining activities. The vertical wells are generally located along the perimeters of the active pits and quarries.

Total pumping rates for the Moore pit and San Juan quarry range from 6-10 L/s and approximately 11 L/s, respectively, depending on availability of water storage, and pump utilization. The performance of the vertical wells is also closely connected to their interaction with the local geological structures.

From 2023 to 2025, approximately 60 km of horizontal drain holes (HDHs) were installed in the Moore pit to improve slope depressurization. This depressurization drilling will continue in the pits (and quarries as necessary) as mining advances. The network of piezometers in the area shows marked decreases in water level as each of these sets of HDHs come online.

The design of each drilling campaign focuses on targeting key geological structures understood to act as barriers or preferred conduits for water flow, as well as slopes sensitive to pore pressure for stability. Given the low permeability and low porosity of the upper units (predominantly carbonaceous sediments) in the Monte Negro and Moore pits, HDHs continue to be the most efficient form of depressurization. The effects of both pumping wells and horizontal drains are observed in both Monte Negro and Moore pits by a reduction in head gradient.

16.2.4	Geotechnical Discussion

Overall, the slope design parameters and depressurization strategy adopted for the LOM plan are considered appropriate for the Mine. The current designs account for uncertainty through the implementation of geotechnical (slope-decoupling) berms. These berms, introduced in 2022, are positioned in accordance with maximum inter-ramp heights (stack heights) to enhance overall slope reliability, provide vertical separation for risk management, and accommodate mine dewatering infrastructure.

16.3	Production Schedule

16.3.1	General Strategy

The duration of pit mining in the LOM is projected to be 23 years, ending during 2048; limestone rehandle and processing continues through to 2049.

PV historically employed an accelerated mining schedule where the total tonnes of ore mined annually, was in excess of the processing capability. This led to stockpiling of lower grade material. With the recent processing capacity expansion and changing pit ore mining profile, PV now adopts a strategy of feeding higher grade material preferentially into the processing stream that comes from a mixture of pit feed and stockpile reclaim. Stockpile material is scheduled to be blended with direct feed ore maximizing grades and stabilizing plant feed, with ore mined remaining in excess of pit ore

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processed in most periods, to allow for the higher grade preferentiality. The lower grade ore mined is stockpiled for future periods. The LOM plan considers a detailed blend sequence incorporating stockpile reclaim phases and deposition schedule.

The total ore material mined from the pits is estimated to be 218 Mt (100% basis) at an average grade of 2.06 g/t Au, 11.76 g/t Ag, and 9.05% Stot. The ore stockpiles are classified as medium-grade or low-grade material. As of 31 December 2025, the total ore on stockpile is 92 Mt (100% basis) at an average grade of 2.04 g/t Au, 13.59 g/t Ag, and 6.79% Stot.

The combined total processed ore material in the LOM schedule is approximately 310 Mt (100% basis) at an average grade of 2.06 g/t Au, 12.30 g/t Ag, and 8.45% Stot. The contained metal is approximately 20 Moz of gold and 120 Moz of silver (100% basis). With the applied average annual processing recoveries varying between 74.5% to 85.7% for gold, and 23.5% to 60.9% for silver. Recovery is driven by material type and processing stream with weathered stockpiles generally having lower overall recovery and fresh-feed having generally higher overall recovery. Total recovered metal is planned to be 16.4 Moz gold and 64.7 Moz silver (100% basis).

16.3.2	Waste Rock Storage Facility Sequencing

PAG waste from the pits is currently being transported to temporary ex-pit WRSFs, which will subsequently be rehandled into both the Naranjo TSF facility and the mined pit voids below the water table. Pit backfilling is projected to start in 2042 and continue until the end of mine life with a planned capacity of 180 Mt of PAG waste. The Naranjo TSF is projected to start receiving PAG waste in 2028.

NAG waste material is currently placed in mined pit voids. After 2026, all NAG material resulting from mining in the quarries and pits will be deposited in a NAG stockpile northwest of the quarry voids when available.

16.3.3	Limestone and Diorite Production

Limestone is required for ore processing and TSF construction while diorite is required for TSF construction. Limestone is sourced from quarries adjacent to the mining pits and is classified as either quality limestone or waste (NAG waste). Diorite quarries are located near the El Llagal TSF facility and is a source of filter and supplemental TSF construction material with NAG and PAG waste produced.

The limestone and diorite quarry production schedules were based on the processing plant requirements and the material requirement for TSF construction activities.

16.3.4	LOM Schedule Summary

A summary of the LOM mining schedule is provided in Table 16-5.

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Table 16-5 LOM Mining Schedule

		LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037

Mining - Pits

Ore Mined	kt	217,649	7,397	4,198	13,293	7,997	2,042	4,357	18,777	12,295	2,059	3,681	12,009	8,812

Waste Mined	kt	490,125	25,903	29,755	10,400	24,479	16,292	27,171	26,448	34,394	42,380	15,349	8,936	23,703

Total Mined - Pits	kt	707,774	33,301	33,953	23,693	32,475	18,334	31,528	45,226	46,689	44,439	19,030	20,945	32,515

Mining - Quarries

Quality Limestone	kt	321,561	15,151	18,383	23,527	15,911	18,167	20,001	17,979	16,731	16,710	19,334	15,618	14,749

Waste Limestone	kt	203,267	13,139	4,974	10,189	5,137	22,814	15,731	8,505	2,351	13,746	34,670	14,977	5,846

Total Quarry Mined	kt	524,828	28,290	23,357	33,716	21,048	40,981	35,732	26,484	19,082	30,456	54,004	30,595	20,596

Total Rehandle	kt	599,483	21,725	21,173	20,788	25,154	21,601	32,262	18,849	18,048	16,486	17,099	26,111	24,151

Total Moved	kt	1,832,085	83,316	78,483	78,197	78,678	80,916	99,522	90,559	83,819	91,381	90,133	77,650	77,262

		LOM	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

Mining - Pits

Ore Mined	kt	217,649	3,549	3,476	3,808	16,274	12,819	19,274	15,493	5,961	13,488	13,220	13,372

Waste Mined	kt	490,125	24,340	23,078	11,175	28,715	19,181	12,726	16,507	27,039	26,512	7,268	8,371

Total Mined - Pits	kt	707,774	27,889	26,554	14,983	44,989	32,000	32,000	32,000	33,000	40,000	20,488	21,742

Mining - Quarries

Quality Limestone	kt	321,561	19,459	9,927	8,471	7,816	8,620	8,238	12,407	10,865	13,641	9,012	846

Waste Limestone	kt	203,267	4,324	2,315	21,250	6,001	4,801	1,345	3,685	2,886	3,440	1,084	57

Total Quarry Mined	kt	524,828	23,784	12,241	29,721	13,817	13,421	9,583	16,091	13,751	17,081	10,095	903

Total Rehandle	kt	599,483	23,883	25,875	19,405	18,307	27,462	33,567	29,724	33,204	20,861	32,741	65,946	5,059

Total Moved	kt	1,832,085	75,556	64,670	64,109	77,113	72,883	75,150	77,815	79,955	77,942	63,324	88,592	5,059

Note:

•	All figures are based on 100% basis.
•	Totals may not add due to rounding.

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16.4	Mine Equipment

The Mine operations use conventional drilling, blasting, truck, and loader methods with various support ancillary equipment; Table 16-6 summarizes the current primary loading, hauling, rehandle, and drilling equipment fleet and the peak number of units required in the LOM.

Table 16-6 Primary Production Equipment

Activity	Equipment	Current Number	Peak Number

Loading	CAT 994 Loaders	3	3

Loading	Hitachi 3600 Hydraulic shovels	3	4

Hauling	CAT 789 C/D Rear-dump trucks (177t)	46	77

Drilling	Sandvik D55SP	5	6

Stockpile Rehandle	CAT 994 Loaders	2	2

As mining quantities increase, the number of trucks required will also increase to a maximum of 77 in 2031. An additional Hitachi 3600 class shovel will be required in 2026

The average planned availability and utilization of the primary production fleet are summarized in Table 16-7.

Table 16-7 Planned Equipment Availability and Utilization

Equipment	Average Planned Availability	Average Planned Utilization

CAT 994 Loaders	80.7%	82.3%

Hitachi 3600 Hydraulic shovels	77.9%	82.8%

CAT 789 C/D Rear-dump trucks	82.9%	82.0%

Drills	80.0%	70.0%

The assumed mining recovery and dilution factors (discussed in Section 15.2.3) are appropriate for the selected primary production fleet.

Ore rehandling activities are performed by PV and utilize the loaders and haul truck of the primary production fleet. Mining of the limestone and diorite quarries is also undertaken using the primary production fleet.

Blasting patterns are designed to accommodate various drilling equipment with consideration to factors including ore dilution, geomechanics, material type and/or hardness, and ore location. Blast holes are drilled using a variety of drill hole diameters and hole depths based on the objective and required results.

Explosives are supplied and loaded into blast holes by an explosive’s contractor. Emulsion or ANFO is used, depending on the blasting conditions, together with various packaged explosives and initiation systems as required. Appropriate powder factors are used to match ore and waste types based on required fragmentation and other factors.

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Ancillary activities are performed using various equipment by PV and contractors. This equipment consists of small excavators, CAT D10 dozers, wheel dozers, CAT 16/24 motor graders, 777 water carts, and smaller front-end loaders.

Pit dewatering is performed using a series of surface piping and diesel dewatering pumps. Water is pumped from the pits and sediment control structures to ARD1 where it is treated for use in the process plant or discharged after meeting regulatory discharge standards.

Recent improvements have focused on enhancing surface water management within the carbonaceous sediment areas through the construction and rehabilitation of lined channels (using geomembrane or concrete). These works aim to minimize infiltration into the pit walls, control surface runoff, and prevent erosion in critical zones, thereby supporting the overall depressurization efficiency and slope stability of the carbonaceous domains.

16.5	QP Comments on Mining Methods

In the opinion of the QP, the mining methods, the mining equipment, productivities, mine designs, mining dilution and recovery factors, and input parameters are suitable for PV and the estimation of Mineral Reserves.

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17	Recovery Methods

17.1	Current Operations

The Pueblo Viejo processing plant is designed to process approximately 14 Mtpa of ROM and stockpiled refractory ore. The main process plant consists of the following unit operations:

●	Two parallel primary crushing circuits;

●	Parallel SAG Mill-Ball Mill and Single Stage SAG Mill grinding circuits with pebble crushing;

●	Flotation circuit;

●	POX circuit;

●	POX Discharge Carbon-in-Leach (PDCIL) cyanidation circuit;

●	Flotation Tails Carbon-in-Leach (FTCIL) cyanidation circuit;

●	A single carbon elution circuit; and

●	A refinery producing doré bullion.

Ancillary and support facilities include the following unit operations:

●	Three parallel oxygen production plants;

●	Limestone crushing and calcining circuit;

●	Limestone grinding circuit;

●	Lime slaking circuit;

●	Effluent neutralization and solution cooling circuit;

●	Cyanide destruction circuit; and

●	A tailings effluent treatment plant circuit.

A simplified flow sheet of the Pueblo Viejo processing plant is shown in Figure 17-1.

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Run-of-Mine Ore
Primary Crushers
Coarse Ore Stockpile
Grinding
O/F
Flotation
Concentrate
Thickening
O/F
Float Tails Thickening
U/F
U/F
Flash Recycle
Pressure Oxidation
Flash Recycle Thickening
Flash Forward
O/F
Ferric Precipitation pH 1.0 to 4.0
U/F
Hot Curing
Neutralization pH 4 to 8.5
O/F
CCD Washing
O/F
HDS Thickening
Cooling Tower
U/F
Reclaim Water
Lime Boil Pre-Heat
Tailings Storage
ARD Water
Lime Boil
U/F
Effluent Treatment
Margajita River
Slurry Cooling Tower
Brine
Reverse Osmosis
Make-up Water
CIL Cyanide Leaching
Carbon Reactivation
Cyanide Destruction
Float Tails CIL Cyanide Leaching
Acid Wash and Elution
Electrowining
Pregnant Solution
Gold/Silver Sludge
Smelting
Doré Bars
BARRICK
PUEBLO VIEJO JV

Pueblo Viejo Simplified Process Flowsheet

Source: PV, 2025

Figure 17-1  Simplified Pueblo Viejo Process Flow Diagram

Table 17-1 summarizes the capacity and key parameters of major equipment in the current PV flowsheet.

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Table 17-1  Major Equipment Summary

Ore crushing		Capacity/Power
Primary Crushing 1	Gyratory	375	kW
	Nominal	1,309	tph
	Design	1,645	tph
Primary Crushing 2	TSU 1100x1800	450	kW
	Nominal	1,500	tph
	Design	3,000	tph
Ore grinding		Capacity/Power
SAG mill	D=9.7m x L=4.8m	9,000	kW
Ball mill	D=7.92m x L=12.4m	16,400	kW
SAG mill 2	D=11.5m x L=7.3m	23,000	kW
Flotation		Capacity/Power
Flotation cell	2 trains of 5 cells	600	m3
POX		Capacity/Power
Fresh Feed GEHO AC Feed Pumps		246	m3/h
Flash Recycle GEHO AC Feed Pumps		450	m3/h
Oxygen Plant		Capacity/Power
Primary Plant Oxygen		4,152	tpd
Expansion Plant Oxygen		2,602	tpd
Additional Oxygen Required for Downstream Processes		330	tpd
Limestone crushing		Capacity/Power
Limestone crusher	Gyratory	820	tph
Limestone grinding		Capacity/Power
Limestone SAG mill	D=6.3m x L=3.66m	2,610	kW
Limestone Ball mill	D=5.49m x L=9.75m	3,542	kW
Vertical mill		3,020-3,630	kW

17.1.1	Crushing

The ROM and stockpile ore is crushed to a P80 of approximately 130 mm using two parallel primary gyratory crushers and conveyed directly to two adjacent coarse ore stockpiles. Crushed ore is reclaimed using apron feeders positioned beneath each stockpile and conveyed to the grinding circuit.

17.1.2	Grinding

The grinding circuit consists of two parallel lines: a Semi-Autogenous Ball Mill Crusher (SABC) line and a single stage SAG mill (SS-SAG) line. The SAG mills in both the SABC and SS-SAG lines are in a closed circuit with dedicated vibrating screens and pebble crushers as well as hydrocyclones fed from the mill discharge pump boxes. The ball mill in the SABC circuit is also in closed circuit with a third hydrocyclone pack. Target grinding circuit product size to subsequent processing is P80 of approximately 75 µm.

17.1.3	Flotation

A fraction of the overflow from the hydrocyclones is pumped to the flotation circuit consisting of two parallel trains, each composed of a surge tank, a conditioning tank, and five 600 m3 flotation cells. Reagents are added to the influent slurry to promote separation of the contained sulfide minerals

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and associated gold and silver content. The combined rougher concentrate from all ten cells is returned to the grinding area and mixed with the balance of hydrocylone overflow that bypasses flotation. The subsequent mixture is then thickened to approximately 50% solids and pumped to the to the autoclave feed storage tanks ahead of the POX circuit. The flotation tailings are pumped to a separate thickener with the underflow reporting to the FTCIL circuit.

17.1.4	Pressure Oxidation

The POX circuit consists of four autoclaves operating in parallel. Slurry from the autoclave feed storage tanks is metered to each autoclave to ensure optimal reaction conditions. The ore is oxidized using high purity oxygen for 60 minutes at a temperature of 225°C and a pressure of 3,100 kPaG (500 PSIG). Slurry temperature is regulated by selective addition of cooling water.

The oxidized slurry is flash discharged and pumped to hot cure tanks, where it is maintained at more than 90°C for 12 hrs to redissolve basic ferric sulfate formed in the oxidation process. Excess steam from the quench is condensed in the quench tower and scrubber systems. Once cured, the slurry is washed in a three-stage counter current decantation (CCD) circuit to remove sulfuric acid and dissolved metal sulfates. Underflow from the CCD is reheated to 95°C using steam from the autoclave flash discharge and maintained at more than 85ºC for 4.5 hrs with excess lime added to break down the jarosite and liberate entrained silver.

17.1.5	Cyanidation, Carbon Elution, and Refining

Effluent slurry from the lime boil stage is cooled to 50°C and pumped to the PDCIL cyanidation circuit, where gold and silver are extracted using cyanide and activated carbon. The PDCIL features 11 agitated tanks in series with counter current carbon advancement.

A second CIL circuit is used to extract gold and silver from the flotation tailings previously separated from the main process stream. The FTCIL contains five agitated tanks in series with counter current carbon advancement.

Loaded carbon from each CIL circuit is screened and rinsed to separate slurry and then transferred to a single handling facility where it is acid-washed and stripped using the Zadra elution process. Gold and silver in the pregnant eluate are recovered by electrowinning (EW). Finally, the gold sludge is dried, retorted to remove the mercury, fluxed, and smelted to produce doré bullion bars. The stripped carbon is reactivated in horizontal carbon kilns and recycled back to the CIL cyanidation circuit.

17.1.6	Oxygen Production

Oxygen is generated onsite and introduced in the autoclaves to facilitate the oxidation reactions. Oxygen consumption is driven by the oxidation process and is typically close to circuit maximums for the roasting facilities.

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17.1.7	Limestone and Lime Processing

Limestone and lime used for processing operations are obtained and produced onsite. Quarried limestone is crushed in a gyratory crusher and then conveyed to a vibrating screen to separate the material into size fractions. The finer and coarser materials are sent to the limestone grinding circuit, where it is ground in a SAG/ball mill circuit to produce a fine limestone slurry with a P80 of 60 µm used in the neutralization and ARD treatment processes. The midsized limestone is conveyed to three large lime vertical kilns for calcination. The resulting lime is subsequently slaked to produce the milk of lime used in the grinding, lime boil, effluent treatment, and final neutralization processes.

17.1.8	Effluent Neutralization

The CCD wash thickener overflow, containing more than 99% of the dissolved metal sulfates and sulfuric acid, is used to condense the flash vapour in the autoclave quench systems and consequently contributes to reducing emissions to the atmosphere. The solution, at 95 to 100°C, is sent to the ferric iron precipitation tanks for partial neutralization using limestone. The resulting slurry is pumped to and treated with limestone and lime in a high-density-sludge (HDS) neutralization circuit to precipitate the remaining metal sulfates. The sludge is thickened and pumped to the tailings facility after blending with the CIL tailings. The HDS thickener overflow is cooled in a series of solution cooling towers to less than 40°C and recycled back to the CCD wash circuit.

17.1.9	Cyanide Destruction

Tailings slurries from each CIL circuit are combined for disposal. The INCO cyanide destruction process is used to remove residual cyanide by reaction with sulfur dioxide (SO2) using copper sulfate as catalyst.

17.1.10	Effluent Treatment Plant

An ETP is used to treat the combined flows of tailings effluent and mining area contact water released into the Margajita drainage basin. The ETP process consists of two sequential stages. The pH of the combines solution is increased to 8.5 using a combination of lime and limestone to precipitate dissolved solids. Then the resulting suspension is clarified to produce a clear overflow for discharge to the environment. A high percentage of the sludge from the clarifier underflow is recycled to the head of the circuit, where it is mixed with the incoming solution to provide the nuclei for crystal formation. The remaining is comingled with process tailings for permanent storage and disposal.

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17.2	Power, Water, and Process Reagents Requirements

17.2.1	Power

Power is supplied to the plant substation intake transformers at 230 kV and reduced to 34,500 VAC for plant distribution. The operational steady-state energy demand at full capacity is approximately 210 MW, with estimated power consumption of 1,740 GWhr per year and a projected consumption rate is set at 124.2 kWhr per processed tonne.

17.2.2	Water

The current regime of water consumption and discharge as agreed with the authorities includes:

●	Raw water abstraction from Hatillo Reservoir not to exceed at 3,200 m3/h; and

●	Treated water discharge to Margajita River a minimum of 1,655 m3/h.

Tailings Reclaim Water

The detoxified slurry from the CIL tail together with sludge from the HDS circuit and neutralized solids from the ETP are all pumped to the TSF approximately 3.5 km south of the plant site. Solution is reclaimed from process tailings facilities and pumped back to the process facility plant to be reused.

Process Water

Process water from the POX feed thickener and the flotation tailings thickener is reused continuously in process operations. Dedicated operating and standby process water pumps return process water to the grinding circuit and supply service water for flushing, hosing and screen spraying applications.

Raw Water

Raw water is used for the Mine’s reagent make-up, firefighting system, potable water supply and gland seal water. It is supplied from Hatillo Reservoir and distributed from intermediate storage tanks using dedicated operating and standby raw water pumps.

A fraction of the raw water supplied is treated to produce potable water which is delivered to a potable water hydrosphere that maintains the pressure for the immediate supply of safety showers and drinking water in the plant and office buildings.

The current annual average for the main water streams is shown in Table 17-2. No significant changes are expected for future operations.

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Table 17-2  Main Water Streams in the Plant

Water	Average Annual Usage (m3/h)

Raw water from Hatillo	2,870

TSF reclaim water	600-1,000

Reclaim water to Process Plant	1,000-4,000

ETP discharge to Margajita	1,655-2,300

Existing Gland Water requirement	250-300

Potable Water	15

17.2.3	Reagent Requirements

Many reagents are used across the Pueblo Viejo processing circuits. Each reagent has different drivers as described below, but all reagents are strongly dependent on ore tonnes and their chemical constituents processed. A summary of the key reagent consumption is shown in Table 17-3.

Table 17-3  Reagent Consumption

Grinding	Unit	Consumption

SAG Mill Media consumption	kg/t ore feed	0.7 - 0.12

Ball Mill Media consumption	kg/t ore feed	0.6 - 0.8

New SAG Mill Media consumption	kg/t ore feed	0.7 - 1.4

Limestone and Lime	Unit	Consumption

Limestone (as 100% CaCO3)	kg/t ore feed	307 - 400

Lime (as 100% CaO)	kg/t ore feed	51 - 63

Flotation Reagents	Unit	Consumption

Activator – Copper sulfate (CuSO4)	g/t	100

Collector – PAX	g/t	140

Depressant – Guar Gum	g/t	100 – 300

Frother – MIBC	g/t	100 - 115

POX Oxygen	Unit	Consumption

Oxygen	tpd	7,000

CIL & Cyanide Detoxification	Unit	Consumption

Cyanide	kg/t feed	0.89 - 1.2

Prilled sulfur for SO2	kg/t feed	0.63

Flocculant	Unit	Consumption

POX Feed	g/t POX feed	40

Flotation Tails	g/t feed	20

Flash Recycle Thickener	g/t R Conc	20

Grinding Media

Varying sizes of high chrome and forged steel grinding media are used in the milling circuits. Consumption of grinding media is driven by tonnes processed and ore hardness and abrasion.

Limestone and Lime

Limestone slurry is required in the iron precipitation and neutralization circuit. It is supplied to the iron precipitation and neutralization areas from a dedicated storage tank with a ring-main pumping and distribution loop.

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Lime slurry is required in the lime boil circuit and for maintaining target pH levels in the milling, flotation, and CIL circuits. Slaked lime slurry is stored in dedicated storage tanks and distributed to each area via a ring-main pumping and distribution loops.

Flotation Reagents

Primary flotation reagents include potassium amyl xanthate (PAX), copper sulfate, guar gum, and methyl isobutyl carbinol (MIBC). Addition rates are prescribed based on results from metallurgical testing and can vary depending on the ore types to be treated. Dosing pumps are used to meter the reagents to dedicated addition points throughout the circuit.

Oxygen

Oxygen is produced onsite in three purpose-built facilities. It is used as an oxidant in the POX process. Consumption rates depend on the sulfide concentration of ore processed.

Cyanide

Cyanide is used as a lixiviant to dissolve the gold into solution to prepare the gold for carbon absorption. Cyanide is also used in the gold stripping process to remove the gold from carbon after the CIL processes. Cyanide consumption is driven by tonnes processed, circuit pH, and concentration of other cyanide consuming metals, such as iron and copper.

Carbon

Activated carbon is used in the CIL circuits to recover the gold-cyanide complex formed during cyanidation. Carbon is treated at the strip circuits and regenerated to reuse in the circuits. Carbon consumption is driven by attrition in the circuits due to agitation, pumping, and treatment in the stripping and regeneration process

Flocculant

Flocculant is added at the Flotation Tails and Flash Recycle Thickeners to aide in slurry settling. The flocculant solution is made up to 0.25% strength and is stored in a separate dosing tank from which the flocculant is pumped to the thickener in-line mixer for further dilution.

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18	Project Infrastructure

The Pueblo Viejo operation is a mature Mine that has been operating since 2010. It has well developed infrastructure supporting the current operations and plans for additional infrastructure and upgrades to support the Mine future growth.

An overview of the site plant and key infrastructure is shown in Figure 18-1.

18.1	Supply Chain

Materials and other consumables are predominately sourced from within the Dominican Republic where possible, with a preference given to appropriate local suppliers. There are several seaports and international airports located within relatively short distances from the Mine location.

The main access by road from Santo Domingo is a surfaced, four-lane, divided highway (Autopista Duarte, Highway #1) in generally good condition that reaches to within about 22 km of the Mine site. Access from this main road to site is via a two-lane, paved road.

The Dominican governmental agency responsible for customs and importation has a presence at the Mine to facilitate the supply of imported materials.

18.2	Energy Supply

Pueblo Viejo is supplied with electricity from two independent sources through separate 230 kV transmission circuits. The combined capacity of these sources exceeds the mine’s operational requirements, ensuring reliability and redundancy.

The primary source of electric power for the Mine is the Quisqueya 1 power plant, which is located near the city of San Pedro de Macoris. A single 114 km long 230 kV circuit directly connects the 215 MW Quisqueya 1 power plant to the Pueblo Viejo Mine Substation. A second 138 km long 230 kV circuit connects the Quisqueya 1 power plant with Bonao III Substation, which is then connected to the Pueblo Viejo Mine Substation via another 27 km long 230 kV circuit. The Pueblo Viejo Mine Substation is connected to the mine.

The secondary source of electric power for the mine is the Dominican Republic’s national power grid, referred to as the “Sistema Electrico Nacional Interconectado” (SENI). Pueblo Viejo is interconnected to the SENI via the 250 and 350 MVA rated Piedra Blanca Substation step-up transformers. The SENI interconnection can provide the full electric power requirements of the mine.

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The Mine’s peak load to date is 210 MW and the average load at full production is approximately 175 MW; the Quisqueya 1 power plant’s capacity exceeds the Mine’s load. Excess power from the Quisqueya 1 power plant is transmitted to Bonao III Substation and sold to various SENI customers at the grid marginal price. Selling excess power to the grid provides additional revenue and allows the power plant to operate at closer to its peak efficiency. It is expected that the Mine average load at full production will exceed the Quisqueya 1 power plant’s capacity in around 2032. Additional power will come from the grid or from a solar plant that is expected to enter service in 2029, at which point the solar facility, and the SENI grid will supplement the mine’s demand.

In 2020, Quisqueya 1 power plant was converted from heavy fuel oil (HFO) to liquefied natural gas (LNG), to reduce the carbon footprint and decrease dependence on oil. The re-gasified LNG is supplied through a 50 km gas pipeline from the AES Andres LNG import terminal to the power plant gate where the gas pressure is reduced to levels suitable for use at the facility. The power plant uses HFO as back up fuel in the event of a failure in the supply of natural gas.

Power is distributed through the site from the Mine main substation via a single 230 kV bus system. In addition, four main transformers provide power for all site loads, with two being dedicated to the oxygen plants.

In case of interruption, the plant will operate on emergency feed. This is provided by 20 MW of diesel generation that connects to the main substation for distribution to critical areas such as lighting, communication, as well as computer and process equipment.

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HATILLO DAM
Barge_water pumps
Hondo PH05 PAG (In Project)
Emulsion Warehouse
Rio Gurabo
Hondo PAG
ARD Hondo
LGS
CU PAG
MN PIT
Hondo NAG (In Project)
MN PAG
MO PIT
Cacaos NAG
QQ NAG
ARD 4 (Under Construction)
SJ Quarry
LL Quarry
ARD 1
Gas Plant
Emulsion Plant
Taino DAM
3000 CAMP
Taino CAMP
ETP Plant 2 (Under Construction)
Process Plant
Refinery
Mejita GRA
Mejita Butres
HR1S2 NAG
Lagunas Limited
Warehouse
Main Gate
Filters Stockpile
LQ Stockpile
Q10-NAG
Power Line_SPM-PV
Carretera Maimon-Cotui
TO COTUI
TO MAIMON
RFMN
HR-17 (In Project)
Llagal Dam
Naranjos Dam (In Project)
Power Line Piedra Blanca-PV
Development Boundary
Diorite Quarry
HR-19 (In Project)
Filter Plant Platform (In Project)
HR-18 (In Project)
YAMASA
Diorite PH01 (In Project)
Diorite PH02 (In Project)
Diorite PH03 (In Project)
PUEBLO VIEJO DOMINICANA JERSEY 2
Proyecto Pueblo Viejo
Dominican Republic
0 500 1,000 2,000 3,000 4,000
Meters
Haiti
Dominican Republic
Legend
Fiscal Reserve Montenegro
Development area PVDJ2

Figure 18-1  Major Site Infrastructure Plan

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18.3	Water Supply

Water is supplied to the process plant from two primary sources. The Hatillo Reservoir supplies freshwater requirements, while reclaim water from the TSF is the key secondary water supply for the operations.

Three vertical turbine barge-mounted pumps at Hatillo Reservoir and three vertical turbine in-line booster pumps pump fresh water directly to the freshwater pond at a maximum rate of 3,200 m3/h. The pipeline total length is approximately 10.5 km and utilizes 24 in and 30 in diameter high density polyethylene (HDPE), and 24 in carbon steel for the high-pressure inclined section after the booster pumps. The freshwater pond has 12 hrs of storage at normal consumption rates and is positioned at an elevation which is 60 m above the plant to achieve a reliable gravity discharge.

The reclaim water from El Llagal TSF has six barge pumps capable of pumping close to a maximum of 6,000 m3/h through two parallel pipelines made up of both 30 in carbon steel and 32 in HDPE. Under normal conditions, three to five pumps operate simultaneously. Reclaim water is pumped directly to both the ETP and the Expansion Process Water Tank.

The pipeline between Hatillo and the freshwater pond includes points where fresh water is drawn off for two additional purposes. The first is to feed the plant’s fire water tank and potable water treatment system and storage tank (Cumba tanks). The second is to provide make-up water to the new Taino Dam. The Taino Dam will provide three days of water supply to the process plant in the event of a long-term outage of the Hatillo pumping system. When called upon for service, three barge pumps can be activated to pump fresh water to the Fresh Water Pond. Taino Dam replaced the Hondo Reservoir which was converted to an acid run-off collection pond for the expanded Hondo PAG waste dump.

The plant site is located on a ridge between two drainage catchments. Where possible, runoff from the process plant is directed to the Margajita drainage area to separate it from the storm water runoff from the old facilities. Otherwise, a collection pond captures the runoff before it is returned to the process plant to serve as make-up water.

18.4	Mine Roads

Gravel surfaced internal access roads provide access within the Mine to the site facilities. A network of haul roads is built to supplement existing roads so that mine trucks can haul ore, mine overburden, and limestone from the various quarries.

PAG material will be stored in the basin of the Naranjo TSF in the future. As part of the Naranjo TSF Project construction, a series of haul roads will be developed to allow for delivery of PAG from the existing road network to the basin. This will consist of two new haul roads; HR17 and HR18. These roads connect the existing HR7 to the Dam as well as the basin.

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Additionally, a new Haul Road (HR19) has been built which connects the Diorite Filter Quarry to permanent filter crusher and onward to the Naranjo TSF to allow for Diorite material to be transferred, crushed and placed in the dam for initial construction and ongoing dam raises.

18.5	Common Purpose Infrastructure

18.5.1	Communication and IT Facilities

A redundant fibre communication backbone system of approximately 40 km links and manages the data transmission of the distributed control system (DCS), third party PLCs, motor controls, fire detection system, Vo-IP telephone system, and computers around the mine site.

18.5.2	Fuel and LNG

Two main fuelling stations feed the fleet of Mine vehicles with several other smaller facilities located around the mine site supplying other users of diesel. The numerous diesel storage tanks onsite have a total capacity of approximately 1.2 ML.

Since 2022, LNG has been the main source of heating energy for the lime kilns with an onsite storage capacity of 0.7 Mm3.

18.5.3	Waste Management

Domestic wastewater from the various sites is collected through an underground gravity sewer system. Separate, underground, gravity systems serve the construction and operations camps. The clean effluent is discharged to the process plant gutters which are directed to ARD1. Non-hazardous domestic solid waste is sent by truck to a central handling facility.

The sewage treatment configuration is based on two 280 m3/d plants, one at the construction camp, and one at the process plant site. Water from the permanent camp is pumped to the construction camp facility. Both plants utilize the same three-part modular arrangement concept: primary settlement tank, biological treatment unit with biological rotating contactor, and final settling tank.

18.5.4	Landfill

Non-hazardous material is stored in an area south of the Mejita TSF for removal at a later date. Landfills for historical hazardous waste, which are the responsibility of the Dominican Republic government, are proposed to be located east of the Mejita TSF.

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18.5.5	Fire Protection

Fire protection throughout the Mine is provided by a variety of measures, including fire walls, hose stations, automatic sprinkler systems, and fire hydrants. A fresh water/fire water tank supplies fire water to the site. The fire water is distributed to the protected areas through an underground water pipe network.

18.5.6	Security

Access to the Mine is strictly controlled. The site is protected by a double layered fence around key infrastructure with 24 hrs a day security patrols around all site facilities and support from the Dominican Republic Military for security of the site explosive stores.

18.6	Tailings Facilities

Tailings from the process plant will continue to be deposited in the existing El Llagal TSF until the end of life of that facility in 2030, with an ultimate dam crest elevation at 275 m AMSL. The El Llagal TSF is located 3.5 km south of the process plant, in a tributary of the Rio Maguaca.

From approximately mid-2030 until the end of mineral processing in 2048, tailings from the expanded process plant will be deposited into the proposed new Naranjo TSF. In addition, from 2028 until 2045, PAG waste rock from the mine will also be deposited into the Naranjo TSF. The Naranjo TSF is proposed to be located 5.5 km southeast of the process plant and 1.0 km east of the El Llagal TSF, in the upper Arroyo Vuelta catchment, a tributary of the Rio Maguaca. See Figure 18-2.

The Naranjo TSF will safely store both tailings and PAG waste rock.

The tailings are delivered in a combined stream consisting of four solids components:

●	High pressure oxidation CIL tailings;

●	Flotation CIL tailings;

●	HDS precipitates (from the neutralization circuit and Acid Rock Drainage (ARD) treatment); and

●	ETP sludge.

The tailings streams will be deposited independently within the TSFs, corresponding to the POX and Flotation circuits. The tailings generated from the Flotation circuit will be redirected into the basin to ensure appropriate encapsulation, given their sulfate content. Subaerial deposition will continue to be undertaken from the upstream crest of the TSF embankment into the impoundment.

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The majority of waste rock from the mine is potentially acid generating and will be delivered to a PAG waste dump located inside the Naranjo TSF impoundment using conventional mine haul trucks. The PAG material will be covered by tailings at closure to minimize the impact of ARD generation.

18.6.1	Engineering Studies

A Feasibility Study (FS) has been finalized for the Naranjo TSF Project. It includes a comprehensive site investigation program of geological surface mapping, geotechnical boreholes, geophysics survey, test pits and groundwater monitoring wells.

The detailed design phase for the Starter Dam and Ultimate Dam is underway and expected to be complete in 2026.

18.6.2	Storage Requirement

The overall requirement for the Naranjo TSF Project base case design is for storage of 500 Mm3 of mine waste products (tailings and PAG waste rock), as detailed in Table 18-1.

Table 18-1  Storage Volume Design Basis

Component	Quantity (Mt)	Density (t/m3)	Storage Volume (Mm3)

Combined Tailings	344.7	1.24	278

PAG Waste Rock	452.7	2.1	215

Estimated Total Waste Storage Volume Required	-	-	493

Storage Volume adopted for PFS Design	-	-	500

Following completion of the starter dam and commencement of tailings deposition, staged construction will facilitate annual raising of the dam crest and emergency spillway to provide adequate storage capacity for continued tailings and PAG waste rock deposition into the impoundment.

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Source: KCB, 2025(a)

Figure 18-2  Naranjo TSF Site Plan

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18.6.3	Design

The Naranjo TSF embankment will be a geomembrane-lined rockfill dam with composite liner composed of a high-density polyethylene (HDPE) geomembrane underlain by a compacted low-permeability fill (LPF).

The Naranjo TSF valley will be located within the same geologic setting and shares similar topographic characteristics as the adjacent El Llagal TSF valley (see Figure 18-2).

The Naranjo TSF impoundment will be formed by a downstream raised geomembrane-lined (GMB) rockfill dam, with no reliance on tailings material strength as a structural element. The embankment will comprise distinct engineered zones, including rockfill, transition rockfill, filter, LPF zones, and a geomembrane liner. The geomembrane liner will be installed on the upstream face of the dam as a primary line of containment. The rockfill and transition rockfill will consist of limestone or diorite sourced from on-site quarries. The filter material will either be imported river sand or material produced on site by crushing and screening quarried rock to meet specified gradation and permeability requirements. The LPF will consist of compacted saprolite or other suitable low-permeability material excavated from borrow pits within the TSF impoundment or adjacent areas.

A typical cross-section of the design is shown in Figure 18-3.

Source: KCB, 2025(b)

Figure 18-3  Example Naranjo TSF Dam Cross-section

The Naranjo TSF dam will be designed for “Extreme” consequence classification which is consistent with Barrick’s Tailings Management Standard (TMS, March 7, 2022) and the Global Industry Standard on Tailings Management (GISTM)(GTR, 2020). The dam design meets or exceeds design criteria associated with the “Extreme” consequence classification and in accordance GISTM and Canadian Dam Association (CDA) Dam Safety Guidelines and technical bulletins.

The Dominican Republic and Haiti form the island of Hispaniola which is part of a tectonic unit called the Hispaniola-Puerto Rico microplate bounded by two active subduction zones and the PV site is considered to be in a high seismic region. The 1/10,000-year annual exceedance probability seismic

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event has been used for Naranjo TSF dam design, with an estimated peak ground acceleration of 0.92 g.

The Naranjo TSF is designed with adequate flood storage capacity for reasonably anticipated flood events to minimize the risk of any discharge of contact water to the environment. An emergency spillway is included in the design, which will only be called into service if the design flood storage is exceeded and controlled discharge through the spillway is required for dam safety. The emergency spillway is designed to safely pass the Inflow Design Flood while providing sufficient freeboard below the dam crest. In addition, a suitable pumping system will be installed so that pond water which will accumulate in the impoundment during operations can be pumped out of the impoundment.

Source: KCB (a), 2025

Figure 18-4  Naranjo TSF PAG Rock Proposed Placement Location

Construction Water Management structures, consisting mainly of diversion channels constructed in natural ground or in fill, as well as diversion berms are required upstream of the Naranjo TSF starter dam embankments to divert surface water flows around the work area during initial construction.

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Seepage from the TSFs will be collected in Seepage Recovery Dams (SRDs), located a short distance downstream of the main TSF embankments. A pumping and piping system returns collected seepage back into the reclaim pond inside the TSF impoundment. The “High” consequence classification and associated design criteria are currently adopted for the SRDs, in accordance with CDA Dam Safety Guidelines and technical bulletins.

18.6.4	Construction

Construction of early works associated with the Naranjo TSF Project commenced in the second half of 2025 following completion of the FS level design. Early works includes access and construction roads, haul roads, borrow and stockpile areas, and platforms for contractor and owner facilities.

Construction of the Naranjo TSF Starter Dam is expected to commence in 2027 following approval of the INDRHI permit. The Starter Dam works are expected to be completed in 2030.

18.6.5	Operation

Placement of PAG waste rock into the Naranjo TSF impoundment will commence in 2028. Tailings deposition into the Naranjo TSF is expected to commence in 2030 and continue until 2044.

During operations, it is planned that an emergency spillway will be constructed with each staged construction phase. The location of the emergency spillway is expected to alternate between the left and right abutments for each dam crest raise to facilitate the construction of the emergency spillway for the subsequent dam crest raise.

18.6.6	Closure

Towards the end of the life of the El Llagal and Naranjo TSFs, PAG waste rock placement will cease, and tailings will be allowed to cover the PAG dump surface to a minimum cover depth of 10 m of tailings. This tailings cover is to limit the ingress of oxygen into the PAG waste rock and minimize the impact of ARD generation. The tailings surface will be shaped to provide positive drainage to the closure spillways, located at the east and west side of the El Llagal and Naranjo TSF valleys respectively. In addition, a minimum 1.0 m thick NAG cover (including 0.3 m of growth medium) will be placed over the exposed tailings. Permanent pond covering of the facility will be minimized.

The reclaim pumping system and ETP will remain in operation until the water quality in the reclaim pond becomes suitable for direct discharge to the Maguaca river. The permanent spillway will then function as a flow-through structure to passively manage the closure water pond and discharge continually and directly to the environment.

The final closure plan for the El Llagal TSF remains under development and will be completed following the finalization of the final raise design.

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18.7	Waste Rock Storage Facilities

A series of temporary WRSFs storing NAG and PAG material are located near the open pit operations. From 2028 onwards PAG will be placed in the back of the Naranjo TSF Basin as shown in figure 18-4. Material will be delivered and placed with a conventional mining fleet and submerged beneath tailings at the end of active mining.

18.8	Stockpiles

A series of ore stockpiles are located near the open pit operations. The ore material stored in these stockpiles is scheduled to be rehandled into process feed during the LOM.

18.9	QP Comments on Infrastructure

PV is a mature site which has a considerable amount of infrastructure, including processing facilities, workshops, TSFs and WRSFs, offices, roads, power, process and potable water facilities, and communication facilities. These have been built to support the Mine with additional and future planned upgrades of various infrastructure for continuing operations. The QP considers the current and future planned infrastructure adequate to support the Mineral Resources and Mineral Reserves estimate.

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19	Market Studies and Contracts

19.1	Markets

No market studies are currently relevant as the Pueblo Viejo operations produce a readily saleable commodity in the form of gold and silver doré. These intermediary products are sent to refineries for further processing to convert them into refined gold and silver metal.

Gold and silver are freely traded at prices that are reported daily by reputable trading facilities such as the London Metals Exchange. PV uses Barrick corporate guidance for the metal price assumptions which the QP regards as reasonable based on publicly available long term forecast consensus data.

There are no agency relationships relevant to the marketing strategies used.

19.2	Contracts

Pueblo Viejo is a large modern operation, and Barrick and Newmont are major international firms with policies and procedures for the letting of contracts. The contracts for smelting and refining are considered routine contracts for a large producer, and the terms of such contracts are within industry norms.

There are numerous contracts at the mine including project development contracts to provide services to augment Barrick’s efforts.

There are no contracts related to Pueblo Viejo which, in and of themselves, are material to Barrick.

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20	Environmental Studies, Permitting, and Social or Community Impact

Rosario operated the Mine prior to June 1999. Previous development included the mining of two main pits (Monte Negro and Moore) and several smaller pits, construction of a plant site, and construction of two tailings impoundments (Las Lagunas and Mejita). Waste rock dumps and low-grade ore stockpiles from these operations are located throughout the pit areas. When Rosario ceased operations, proper closure and reclamation was not undertaken. The result was a legacy of polluted soil and water and contaminated infrastructure.

The major legacy environmental issue at the Mine following Rosario’s operations was ARD generation. It developed from exposure of sulfides occurring in the existing pit walls, waste rock dumps, and stockpiles to air, water, and bacteria. Untreated and uncontrolled ARD contaminated local streams and rivers and has led to the deterioration of water quality and aquatic resources both on the Mine site and offsite.

In addition to ARD and associated degradation of the water quality in the streams, large amounts of hazardous waste materials were present at the Mine site, including rusting machinery, hydrocarbon contaminated soils, mercury contaminated materials, asbestos, and tailings that had escaped into neighbouring watersheds.

Under the SLA, environmental remediation within the Mine site and its area of influence is the responsibility of PV, while the Dominican Government is responsible for historic impacts outside the Mine development area and for the hazardous substances located at the Rosario plant site. However, an agreement was reached in 2009 that PV would donate up to US$37.5M, or half of the government’s total estimated cost of US$75M, for its clean-up responsibilities. PV also agreed to finance the remaining amount, allowing the government to repay the debt with revenues generated by the Mine. In December 2010, PV agreed to contribute the remaining US$37.5M on behalf of the government towards these clean-up activities.

Mitigation work is in progress and has two main components: the construction of seismic mitigation measures and a cover over the tailing’s ponds. The first stage and second stage are partially completed. A site investigation program and final design of the mitigation will take place in 2026, and construction will start after the design has been completed. The Dominican Republic Government is involved in the progress and planning of the Mine.

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20.1	Environmental Studies

As part of the environmental permitting strategy, in 2025, Pueblo Viejo submitted a unification of the environmental licenses obtained for both the Mine Operations (No. 0101-06, Modified) and the Naranjo TSF Project (No. 0101-23). This process consolidates management, and environmental adaptation plans of both licenses, ensuring compliance under a single framework. The modifications and expansions included in this scope cover:

●	The raise of El Llagal dam structures (SD1, SD2, SD3, and LLD) from 265 m to 275 m AMSL;

●	Relocation of Tailings & Reclaim facilities to return water to the plant at 257 m AMSL;

●	Expansion of the ETP;

●	Replacement of ARD1 with a new acid water management facility;

●	Auxiliary facilities; workshops, support plants, warehouses, and environmental/social service installations that support the main mine operations;

●	Quarries that provide construction material for dams, haul roads, platforms, and related infrastructure;

●	Replaces the previously considered conveyor construction with haul roads 17, 18, and 19; and

●	Water Management Infrastructures.

Additionally, a risk assessment was carried out using Barrick’s Formal Risk Assessment Procedure (FRA), which is one of the Barrick corporate tools applied by PV for hazard analysis, risks, and implementation of controls. The most significant hazards evaluated in the study include thunderstorms, mobilization of heavy and light mobile equipment, lifting work, construction work, assembly of structures and manipulation of energized tools and environmental risks related to biodiversity, water, air, noise, and archaeology. PV’s Environmental Management System (SGA) is aligned with the ISO 14001 environmental management standard. Through the SGA, PV manages its environmental and social aspects, as well as its legal obligations and other requirements, including those established in the following management plans:

●	Water Management Plan;

●	Air Management Plan;

●	Rock Management Plan;

●	Tailings Management Plan;

●	Waste Management Plan;

●	Material Management Plan;

●	Biodiversity Management Plan;

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●	Archeology Management Plan; and

●	Social Adjustment Plan.

In addition, an update and calibration of the stochastic water balance model was performed, which included the inclusion of all water management structures included in the Naranjo TSF Project and existing operational facilities. This study has confirmed that existing and projected infrastructure and operational scenarios are fit for purpose to properly manage PV’s water inventory.

20.2	Project Permitting

PV has acquired all the permits necessary for the current operations. There are certain permits related to the Naranjo TSF Project and other additions to the operation that are pending approval or will be required, such as the modification of the Environmental License for the construction of the Naranjo TSF Project as described further below.

Initially, PV completed a Feasibility Study on the original Mine in September 2005 and presented an Environmental Impact Assessment (EIA) to the Dominican government in November of the same year. The Ministry of Environment approved the EIA in December 2006 and granted Environmental License No. 0101-06. Requirements of the Environmental License included submission of the detailed design of tailings dams, installation of monitoring stations, and submission for review of the waste management plan and incineration plant.

Additional Environmental License modifications were subsequently submitted in 2008, 2020, 2022 and 2025; the latest is under review by the Ministry of Environment to unify this license with the Environmental License 0501-23 of the TSF Naranjo and to add new changes, including the expansion of the ETP and the Diorite quarry. The last modification to the Environmental License 0101-06 was issued on November 7th, 2023, which authorized new projects including ARD4 and the Diorite quarry.

For the Naranjo TSF Project, an Environmental and Social Impact Assessment (ESIA) was prepared and submitted to the Ministry of Environment in October 2022, and it was approved in 2023 with the Environmental License 0501-23. The location of the Naranjo TSF was one of the preferred options for the MEM and the Ministry of Environment based on the review conducted by such institutions. The Feasibility Study for the Naranjo TSF Project was completed and submitted to the Dominican Government in December 2024. However, the Feasibility Study is being updated due to changes in the design of the Naranjo TSF, and once completed, it will be resubmitted to the Dominican Government.

PV also needs to submit the detailed engineering of the Naranjo TSF to the Dominican Institute of Hydraulic Resources (Instituto Dominicano de Recursos Hidráulicos (INDRHI)) for review and approval. Two main facilities require permits: Temporary Water Management structures (TWMS)

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and the “Starter Dam”. The TWMS permit has been submitted to INDHRI, limited comments have been received and the permit to build is expected to be received by Q2 2026. Continuous engagement with INDRHI and the Board of Consultants (a group of independent technical experts helping INDRHI) is expected to derisk this process and to date, all technical data has been well received. The Starter Dam and the ultimate dam’s engineering is ongoing, and the permit application is on track for submission in Q1 of 2026, with the permit expected to be received within 12 months of submission.

Separate from the mine operations, by means of the second amendment to the SLA which became effective on October 5, 2013 (as described in Section 4.2) and the Definitive Concession Implementation Agreement executed on 13 November 2015, the Dominican Government granted PVD a power concession to self-generate electricity and sell excess power to the national grid. Also, in March 2012, PVD obtained an Environmental Licence for the Quisqueya Power Plant and a power transmission line from San Pedro to the Mine site, which was recently merged into Environmental License No. 0212-12 (modified) dated 18 August 2025. The principal agencies from which permits (including Environmental Licenses) and agreements are required for mine operation in the Dominican Republic include:

●	Minister of Energy and Mines (Ministerio de Energía y Minas);

●	Ministry of Environment and Natural Resources – MMARN (Ministerio de Medio Ambiente y Recursos Naturales);

●	Dominican Institute of Hydraulic Resources – INDRHI (Instituto Dominicano de Recursos Hidráulicos);

●	Various Municipalities (Cotuí, for example);

●	Ministry of Public Works and Communications – MOPC (Ministerio de Obras Públicas y Comunicaciones);

●	National Institute of Potable Water and Sewage – INAPA (Instituto Nacional de Aguas Potables y Alcantarillados);

●	General Directorate of Mining – DGM (Dirección General de Minería);

●	Ministry of Industry and Commerce – MIC (Ministerio de Industria y Comercio);

●	Ministry of Defense (Ministerio de Defensa);

●	Ministry of Public Health and Social Assistance – MISPAS (Ministerio de Salud Pública y Asistencia Social);

●	National Energy Commission – CNE (Comisión Nacional de Energía);

●	Dominican Telecommunications Institute – INDOTEL (Instituto Dominicano de las Telecomunicaciones); and

●	Ministry of Housing and Buildings (Ministerio de la Vivienda y Edificaciones).

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The processes to obtain and renew permits are well understood by PV and similar permits have been granted to the operations in the past. PV expects to be granted all permits and approvals necessary and see no impediment to such. For permits that require renewal, PV expects to obtain them in the normal course of business.

The QP understands the extent of all environmental liabilities to which the property is subject to have been appropriately met.

20.3	Water and Waste Management

20.3.1	Water Management

PV is located close to the following four main watersheds:

●	Margajita River;

●	Maguaca River;

●	El Rey River; and

●	Guardianón River.

The natural state of the hydrology of these basins has been altered due to historical mining activity. The main facilities currently involved in water management include:

●	Hatillo Reservoir: It is the largest body of water in the region and the primary source of fresh water for the operation.

●

Hondo Reservoir: Originally a storage of fresh water pumped from the Hatillo Reservoir, and runoff from the catchment area for use in the mine. It is now converted into an ARD reservoir for the seepage and runoff of the Hondo PAG Dump.

●	Taino Reservoir: Was built as a replacement of Hondo reservoir and as emergency containment for freshwater storage.

●	Fresh Water Storage Pool: Receives pumped water from Hatillo and/or from Taino reservoir to regulate the fresh water supply.

●	Monte Negro, Moore and Cumba Pits: They temporarily store contact runoff water.

●	ARD Storage Dams: Collecting and storing runoff from various areas of the Mine.

o

ARD1 collects water from the process plant area, domestic wastewater already treated from treatment plants located in the process area and the area of the 3000 Man Camp, Moore Pit, Monte Negro Pit and Cumba Pit. All water collected in ARD1 pond is used in the process plant with water not used being treated and discharged to the Margajita River.

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The ARD3 collects runoff from medium/low-grade ore stockpiles, the emulsion plant, and leachates that could be generated from the Solid Waste Area – Landfill / Cumba dump, water from the Truck Shop, the heavy and light equipment laundry rooms, and the process lab area. The pond is currently not storing acid water as it was mostly backfilled to assist with pit stability; the area is now used as a ROM pad with a reduced collection capacity. It operates as a temporary pool with minimal storage; all acid water is immediately pumped into Moore Pit, then to ARD1.

●	Process Plant: This facility uses water to process the ore, for cooling water, washing water and gland seal water. Fresh water, reclaim water and ARD runoff can be used in the process plant.

●

ETP: Mine water is treated at the ETP before discharge into the Margajita River. The ETP consists of an HDS treatment plant and neutralization. The ETP sludge is pumped to the El Llagal TSF (then to Naranjo TSF once commissioned).

●	El Llagal TSF: It is designed to store waste rock, tailings, ETP sludge and water from PV.

Figure 20-1 provides a diagram of the current Pueblo Viejo general water flow.

Associated with the Process Plant Expansion Project, a second ETP is being constructed with an additional high quality reverse osmosis (RO) plant. Due to Naranjo TSF, discharge to the Maguaca River as compensation for the loss of water in the Arroyo Vuelta River (a tributary of the Maguaca River) is necessary. The RO plant is required because the ETP discharge to the Maguaca River must comply with Class B water quality standards, which are more stringent than the Class C standards applicable to discharges into the Margajita River.

The following guidelines are used to develop and implement the water management systems for the mine:

●	Dominican Republic Water Quality Standards;

●	International Finance Corporation (IFC) Water Quality Guidelines;

●	International Cyanide Management Code;

●	Barrick Water Conservation Standard; and

●	Barrick Tailings Management Standard.

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Source: PV, 2025

Figure 20-1  Pueblo Viejo Water Flow Diagram

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Mine development is designed to treat most of the surface water that has been impacted by historical mining activity, control water quality during mine operations, and post closure so that the water released to the receiving environment will meet water quality standards established by the Dominican Republic government. The process treated water is discharged to the Arroyo Margajita. The point for water quality monitoring is the outfall of the ETP. A secondary point located at the confluence of the Arroyo Margajita and the Hatillo Reservoir serves as a reference point for a better understanding of water quality interaction of discharged water and the reservoir.

Contact water from the mining areas is captured at ARD1, located in the headwaters of Arroyo Margajita. The water level within ARD1 is always maintained at the lowest possible level to provide sufficient storage. ARD1 is designed with a geomembrane liner to limit seepage. It is also constructed with spillways designed to pass the probable maximum flood resulting from the 24-hour Probable Maximum Precipitation. The ARD3 was mostly backfilled to assist with pit stability and the area is now used as a ROM pad. To offset the loss of capacity resulting from the backfilling of ARD3, and additionally to enable maintenance of ARD1, a new ARD dam (ARD4) to collect contact water is currently under construction.

Limestone and lime requirements for the water treatment plant were estimated based on the results of pH at the HDS treatment plant. The pH discharge criterion used for the test was 8.5 to 9.0, which meets the Dominican Republic Standards for Mining Effluents and Receiving Water Quality applicable to mining effluents discharged to surface water (pH 6.0 to 9.0).

Surface and ground water monitoring is routinely conducted, with sample intervals, dependent on what is being monitored; that can be daily, weekly, monthly, quarterly, or annual. Samples are sent for analysis to ALS Dominicana S.A.S. located in Santo Domingo; the laboratory is accredited under Norm INTE-ISO 17025. Testing includes physical and chemical parameters including organic, inorganic, dissolved metals, total metals, and hydrocarbons.

A three-dimensional groundwater flow and transport model developed and updated by Piteau Associates (2022–2025) for the Naranjo TSF Project, which indicates that groundwater impacts will remain limited and manageable under the Feasibility-level design. Temporary non-containment conditions may occur along the East Ridge before closure but are expected to self-correct post-closure as groundwater levels decline. Most seepage through the dam foundation is effectively captured by the downstream rockfill and seepage recovery systems and predicted sulfate concentrations remain below regulatory limits at the property boundary. Relocation of the East SRD and installation of low-permeability liners are recommended to further improve containment. Continued refinement of the model during detailed engineering will support optimization of seepage control and long-term groundwater protection.

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20.3.2	Cyanide Treatment

Cyanide tailing streams are routed to a conventional INCO SO2 air cyanide destruct circuit. Following cyanide destruction, the tails streams are mixed with HDS plant sludge prior to deposition at the TSF in order to meet the following discharge criteria:

●	Total cyanide limit <1 ppm;

●	Weak acid dissociable (WAD) Cyanide <0.5 ppm; and

●	Free cyanide <0.1 ppm according to the NA-CDAS-2012 Metallic Mining standard.

The treatment process in the detoxification plant can be adjusted if necessary to reduce levels of cyanide.

20.3.3	Low Grade Stockpile

As of December 31, 2025, approximately 92 Mt of low-grade ore has already been stockpiled for processing. PV is assuming that all stockpiles (excluding limestone and NAG) will be potentially acid generating and has implemented procedures to collect and treat all runoff water.

20.3.4	Waste Management

Waste management at PV includes systems and processes aimed at minimizing the volume and risk of waste and then enacting appropriate disposal methods (according to their characteristics), to preserve human health and the environment. These include the following activities:

●	Waste classification (Hazardous Waste versus Non-Hazardous Waste);

●	Waste segregation;

●	Internal collection and transport;

●	Temporary storage;

●	Treatment;

●	External transport; and

●	Final disposition (depending on the classification).

Additionally, Pueblo Viejo has authorized areas for waste management including:

●	Waste Transfer Station Area (Cumba);

●	Solid Waste Area – Landfill;

●	Construction and Demolition Waste Facility;

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●	Used Oil and Refrigerant Storage Facilities;

●	Domestic and Industrial Wastewater Treatment Plants;

●	Mejita Environmental Management Zone;

●	Support Areas; and

●	Social and Community Requirements.

20.4	Social and Community Requirements

20.4.1	Local Context

Since the beginning of the Pueblo Viejo Mine, the Community Engagement and Development team (CED) has been working with more than 183,000 people from 36 communities in the direct area of influence of the Mine and 29 in the indirect area of influence. These communities belong to nine municipalities of the Monseñor Nouel, Sánchez Ramírez, Monte Plata and San Pedro de Macorís provinces, where the different components of Pueblo Viejo are located (including the Mine’s current operations, the Naranjo TSF Project, power plant, transmission line and electrical substation).

20.4.2	Social Management System

PV has implemented a Social Management System, which includes the following Social Management Plans: Engagement and Disclosure; Land Acquisition and Resettlement; Community Development (emphasizing education, capacity building, production, income generation and diversification, microenterprises, community water and preventive health); Local Content (local employment and development of local suppliers); Community Safety; Support for Environmental Management; and Monitoring and Evaluation.

The objective of the Engagement and Disclosure plan is to maintain effective communication between the company, local authorities, and the broader community within a framework of trust, transparency and mutual respect. This plan, together with the creation of strategic alliances, the empowerment of communities and gender equality, is the foundation for the other management plans.

Activities in the plan include formal and informal meetings with stakeholders; frequent visits to communities; community involvement in identifying emerging issues and potential risks; visits to the information offices (one outside the mine to allow free access for the community, another in Cotuí, the head municipality of the Sánchez Ramírez province, and another in the Quisqueya I power plant); participatory community mapping, as well as the design and implementation of the Grievance Mechanism.

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The Grievance Mechanism is the process known and accepted by stakeholders to submit and for PV to address concerns, complaints, or grievances concerning PV’s social and environmental performance. The concepts of complaints and grievances are the same used by international organizations and agreed upon with the communities during the disclosure processes carried out by the CED team from 2007 within the framework of the Engagement and Disclosure Plan aimed at building relationships based on trust and transparency to support a stable operating environment, timely permitting/approvals, and the development of key partnerships by ensuring that communities are regularly informed about developments that may impact them, have timely opportunities to raise concerns, and have a voice in the decisions that affect them. The activities of this Plan include formal and informal meetings; focus groups; establishment of information offices; and participatory community mapping. All meetings seek a mutual company-community engagement based on trust. The Grievance Mechanism is also part of the Engagement and Disclosure Plan.

20.4.3	Resettlement

The Naranjo TSF Project requires the construction and operation of a new tailings and waste rock co-disposal facility. For this, the resettlement of six communities is required. Land acquisition and involuntary resettlement, and livelihood restoration plans are in place and comply with national law and guided by international standards, especially the Performance Standard 5 (Land Acquisition and Involuntary Resettlement 2018) from World Bank and IFC.

The resettlement process of El Llagal TSF was conducted by the Dominican government but PV participated in the planning process, funded the preparation of the Resettlement Action Plan (RAP) and assisted in the implementation of the RAP. The process consisted of resettling three communities, with 369 households and 1,338 people. 55 households (177 persons) were displaced both physically and economically (permanent residents); 314 households (1,162 persons) were displaced only economically (non-residents). This process was successfully completed in 2009. The new community is called El Nuevo Llagal and is in the municipality of Maimón. The resettlement process was followed up and monitored for five years. The CED team continues to work with this community, as it is still within PV’s direct area of influence.

Preliminary studies of the Naranjo TSF Project identified that approximately 3,500 ha are required with approximately 680 households affected, based on the RAP that was completed. In addition, an area of 1,056 ha south of the Narajo TSF Project has also been identified as required for the construction of perimeter roads as well as an environmental buffer zone.

The RAP for Naranjo TSF Project was completed in June 2025. Package presentation, land acquisition and relocation of the families has started.

The strategic steps for the resettlement process are outlined in the graphic shown in Figure 20-2.

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Source: INSUCO, 2021

Figure 20-2  PV Resettlement Process Strategic Steps

PV also contracted the services of an expert consultant to prepare the Livelihood Restoration Plan (LRP) for the communities to be resettled. This plan includes:

●	Preparing family life plans;

●	Aligning LRP with national initiatives;

●	Strengthening territorial management and leadership;

●	Accompaniment in the identification, design and implementation of economic activities; and

●	Design and implementation of a monitoring, follow-up and evaluation system.

20.4.4	Community Development

The Community Development Plan includes the participation of all stakeholders implementing initiatives. The plan promotes the sustainable development of the communities near the Naranjo TSF Project and supports investment programs that are prioritized through a participatory process. The areas of investment are aligned with the 2030 Sustainable Development Goals (SDG). Since 2008, PV has invested more than US$53M in different development programs.

According to the latest evaluations, since 2010 there has been a 41.1% increase in access to water in nearby communities, a 4% increase in access to sanitation, a 17.2% increase in the number of people employed in some economic activity, a 35% increase in the completion of secondary and tertiary education, and 97% increase in access to technical and university education.

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One of the most important Community Development programs is the AgroEmprende project which will also support the Mine’s Livelihood Restoration Program for HAP. This program started in 2011 with a reforestation, production, and diversification program from Piedra Blanca to Los Haitises National Park. It will now focus on establishing a high production and income diversification project that acts as a model in business, agribusiness, administration, marketing, and capacity building for both the communities around the mine and those we have resettled, supporting the Livelihood Restoration Program, and aligned with the Local Content strategy, through:

●

Promote productive systems, conservations measures and access to local, regional, and international markets to improve the quality of life of the communities around the mine; resettled and host communities;

●	Support the Livelihood Restoration Plan for resettled communities;

●	Increase returns for the resettled communities through the installation of a Farmers’ Hub;

●	Diversify the income of farmers by increasing productivity through economic and family activities;

●	Promote associativity among producers; and

●	Deliver self-sustaining businesses which no longer rely on Barrick involvement or funding.

20.4.5	Local Content

The Local Content Plan (local employment and development of local suppliers) expands employment opportunities for local community through skilled, semi-skilled and unskilled roles. The plan identities positions, training, and development required. Finally, it also includes training and development of local companies to increase the supply of local content purchased by PV.

The Human Resources department, with the support of CED, implements specific learning programs to:

●	Provide on-the-job training to local workers;

●	Increase employment opportunities for the communities impacted by the Mine;

●	Guarantee good technical training in collaboration with technical-vocational education institutions and universities;

●

Maximize the transfer of skills and technical knowledge of expatriate workers during the construction and operation phase to provide long-term benefits and employment opportunities to local communities; and

●	Maintain a dynamic succession planning system that identifies and develops high potentials.

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CED, with the involvement of the Supply Chain department, also implements the community business incubation and acceleration program to provide access to local businesses near PV, through:

●	Initiatives to strengthen local suppliers and create new suppliers;

●	The inclusion of local suppliers for goods and services; and

●	Compliance with clauses to contractors who demand a percentage of local purchases of goods and services.

20.4.6	Community Health and Safety

The Community Safety Plan is aimed at strengthening the capacity of communities and emergency response agencies to prevent health and safety risks during the construction of the Naranjo TSF Project and operations. It is designed to reduce the potential impacts (security, health, access to basic services, among others) of a disorderly influx in nearby communities or invasions of acquired land associated with the Naranjo TSF Project and efficiently manage the influx with the support of local governments and residents of the communities near the new Naranjo TSF. For these purposes, CED, Safety and Security have prepared a Land Influx and Protection Management Plan to guarantee the safety of both PV and the communities near it.

20.4.7	Monitoring and Evaluation

CED implements a social monitoring program designed to:

●	Improve the ability to manage information;

●	Follow-up, and close processes related to PV’s social management;

●	Guarantee the safeguarding of evidence (physical and electronic) of all the activities contained in the Social Management Plans for reporting purposes and as well as internal and external audits;

●	Ensure the annual measurement of the KPIs of each Social Management Plan; and

●	Guarantee compliance and progress of the proposed activities, as well as the impact that the different actions have had concerning the development of the communities.

The CED team also continues to evaluate the outcomes generated from the implementation of PV’s sustainable programs described above.

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20.5	Mine Closure Requirements

The latest update of the Mine Closure Plan was prepared by Piteau in November 2024, submitted to the Government in March 2025, and is currently under review. The design of the closure plan considers several interrelated components. These include legal and other obligations, closure objectives, environmental and social considerations, technical design criteria, closure assumptions, health and safety hazards, and relinquishment conditions. The plan was prepared in accordance with the following Barrick environmental standards or guidelines:

●	Barrick Mine Closure Guidelines;

●	Barrick Mine Closure Cost Estimate Guidelines;

●	Barrick Social Closure Guidance;

●	Barrick Biodiversity Standard;

●	Barrick Water Conservation Standard; and

●	Global Industry Standard on Tailings Management.

The overarching closure vision for Pueblo Viejo is to maximize value through the implementation of measures for management risks which are cost-effective, fit for purpose and suitably protective of human welfare, the environment and future beneficial land use. To achieve this closure vision, specific technical and economic objectives were defined including physical and chemical landform stability, protection of human health and the environment, performance uncertainty and risk residual mitigation, legal compliance, CAPEX optimization, minimization of post closure liabilities or maintenance expenditure (including water treatment), alignment with stakeholder expectations for post-closure land use, and facilitation of property relinquishment. Quantitative design criteria relating to landform stability and legal compliance objectives were established based on a combination of national statutory guidelines, residual risk thresholds specified in Barrick’s Closure Standard, and industry best-practise.

Strategies for closure of all components of the Pueblo Viejo site have been incorporated into a closure plan. In general, the final closure goal by facility is described below:

●	Pits: backfill and pit lake will form; supernatant will be treated during post closure;

●	Quarries: backfill and area will be revegetated;

●	Dumps: management into the pit or use as cover rock, footprint will be rehabilitated and revegetated;

●	El Llagal TSF and Naranjo TSF: restore surfaces drainage. NAG rock cover and topsoil for revegetation and rehabilitation of surface drainage network;

●	Treatment of all post closure run-off, seepage, and drainage water for 10 years; and

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●	Process Plant: Demolition at closure, rehabilitation of the footprint.

o

Ancillary infrastructure: Most ancillary infrastructure, including reagent storage areas, the truck shop, maintenance areas, office and staff accommodation, non-essential internal roads and water supply systems, are assumed to be removed, with footprint areas appropriately rehabilitated. Some accommodation and office space may, however, be retained to support post-closure monitoring and maintenance activities.

The overall, long term post-closure land use objective for the site is to return it to a self-sustaining condition suitable to support pre-mining land use activities, such as small-scale agriculture and combined agro-forest systems.

PV plans to progressively reclaim the Mine site as sections of the site become available and continue to optimize the closure plan to minimize post closure liabilities.

Closure liabilities for the LOM are estimated to be US$569M with US$273M ($126M discounted under IFRS, as defined by IAS 37) already included in the provisions for environmental rehabilitation (PER), and $296M future liabilities not yet included in the PER. These provisions are allocated in line with Barrick’s accounting policy.

20.5.1	Bond

The Environmental Licence requires a compliance bond that corresponds to 10% of the amount of the updated Environmental Adjustment and Management Plan (PMAA) defined for the operational phase. At the end of the operational phase, PV will provide the corresponding bond at 10% of the total amount of the PMAA for the closure and post-closure phases.

To cover closing costs, PV has US$70M in an escrow account and US$180M in an insurance bond for a total of US$250M. PV will increase the value in escrow and bonds on an as need basis when the value of liabilities increase.

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21	Capital and Operating Costs

Pueblo Viejo is an operational Mine with an extensive historical basis enabling accurate estimation of future capital and operating costs.

All costs presented are in USD as at December 31, 2025.

21.1	Capital Costs

Capital costs for the Mine are summarized in Table 21-1.

Table 21-1  Mining Capital Expenditure Summary

Capital Expenditure	LOM Value (US$M)

General & Administration	46.0

Capitalized Drilling	12.7

Mine Capitalized Stripping	514.7

Open Pit Sustaining	548.6

Expansion	1,503.8

Processing Sustaining	1,552.0

Total	4,177.8

General & Administration capital is for IT and communication equipment upgrades, warehouse improvements, G&A building improvements, and others.

Capitalized drilling is drilling required for ore definition, development, and geotechnical purposes.

Mine Capitalized Waste Stripping is calculated as per Barrick corporate accounting guidelines.

Open Pit Sustaining capital is capital required for the continuation of the mining operations and includes items such as replacement and additional equipment, capitalized mobile maintenance components, new and upgraded mining infrastructure, geotechnical risk management equipment, light vehicles, and others.

Expansion capital is further detailed in Table 21-2 and consist of the estimate for capital required to finalize the Process Plant Expansion Project, and the Naranjo TSF Project including:

●	the Hondo PAG waste dump;

●	Naranjo TSF land acquisition; and

●	Naranjo TSF starter dam construction and commissioning.

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Table 21-2  Expansion Project Capital Expenditure Summary

Expansion Capital Item	LOM Total (US$M)

Lands and Housing	206.6

Naranjo TSF	986.4

Hauling Project	77.7

Diorite Project	36.8

Lime Kiln #4	84.6

PAG Encapsulation	5.0

Solar Power Plant	106.7

Total	1,503.8

Processing Sustaining Capital is for the transition of Naranjo TSF to the operational phase, TSF dam raises above the starter dam limit (for Llagal and Naranjo TSF), post expansion works, power plant major repairs, major equipment rebuilds, and others.

It is noted that the capital estimates for the Mine are based on historical values (adjusted as necessary) or are supported by a minimum of PFS level studies. The QP believes that the costs are appropriate for supporting estimation of Mineral Resource and Mineral Reserves.

21.2	Operating Costs

The operating costs for the LOM were developed considering the planned material movements, equipment hours, labor projections, consumables forecasts, and other expected costs incurred.

A summary of the operating costs for the LOM Mineral Reserves is shown in Table 21-3.

Table 21-3  LOM Average Unit Operating Costs Summary

Operating Costs	LOM US$/t ore processed

Mining – OP	8.37

Processing	35.34

General & Administration	3.12

Total Direct Operating Costs	46.83

Freight & Refining Costs	0.15

Other Indirect Costs	0.10

Royalty	3.04

Total Operating Costs (without by-product credits)	50.12

The QP has validated that the recent historical actual costs reconcile well against the projected forecast costs and believe the costs assumptions used for the LOM are appropriate.

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22	Economic Analysis

This section is not required as Barrick, the operator of Pueblo Viejo, is a producing issuer, the property is currently in production, and there is no material expansion of current production planned.

The QP has reviewed an economic analysis of the Pueblo Viejo Mine using the Mineral Reserve estimates presented in this Report; results confirm that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23	Adjacent Properties

There are no adjacent properties which are considered by the QP to be material to Pueblo Viejo.

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24	Other Relevant Data and Information

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25	Interpretation and Conclusions

25.1	Geology and Mineral Resources

Pueblo Viejo maintains documented standard operating procedures for drilling, logging, and sampling that align with industry practice. Geological and mineralization models are developed using clearly defined geological contacts, validated structural controls, and supporting geochemical data, providing a sound geological framework for interpretation.

A quality assurance and quality control (QA/QC) program is in place to monitor the accuracy and precision of analytical laboratory results. Review of the QC data indicates that assay results are of sufficient quality for use in Mineral Resource estimation.

Geological models and Mineral Resource estimates are refined and updated as new information becomes available from ongoing open pit operations. Extensive infill and conversion drilling, along with grade control drilling and detailed pit mapping, have been completed to improve confidence in the Mineral Resources and Mineral Reserves.

In the QP’s opinion, the outlier capping, domaining, and estimation methods applied to the Pueblo Viejo Mineral Resources are appropriate and consistent with industry best practice. On this basis, the Mineral Resources are considered to be properly estimated and classified.

The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, metallurgical, fiscal, or other relevant factors that are not discussed in this Report, that could materially affect the Mineral Resource estimate.

25.2	Mining and Mineral Reserves

Pueblo Viejo is a mature mining operation with an extensive operating history. Mine development of the current operations by Barrick began in August 2010. The mining assumptions and sequence are based on a robust dataset of historical actuals and are appropriate for Pueblo Viejo and apply to the entirety of the modelled mine life through 2049. Geotechnical parameters continue to be refined and support the current slope designs.

The QP responsible for the Mineral Reserves has directly supervised the estimation process, has performed an independent verification of the estimated tonnes and grade, and in their opinion, the process has been carried out to industry standards and uses appropriate modifying factors for the conversion of Mineral Resources to Mineral Reserves.

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The QP is not aware of any environmental, legal, title, socioeconomic, marketing, mining, metallurgical, infrastructure, permitting, fiscal, or other relevant factors that are not discussed in this Report, that could materially affect the Mineral Reserve estimate.

25.3	Mineral Processing

Significant testwork has already been undertaken on the various refractory ore types, including the major stockpile inventory. Based on testwork completed, the overall recoveries depicted for the Mine are deemed realistic. The QP is satisfied that Pueblo Viejo can maintain production, gold recovery, and reagent consumptions as forecasted.

The QP considers the modelled recoveries for all ore sources and the processing plant and engineering unit costs to be acceptable.

25.4	Infrastructure

The Pueblo Viejo operation is a mature mine that has been operating since 2010. It has well developed infrastructure supporting the current operations and plans for additional infrastructure to support the Mine growth.

The most significant infrastructure project planned for PV’s growth is the Naranjo TSF. This project is supported by a feasibility level study and is being further developed to more detailed levels for final approvals and construction.

The QP responsible for the Infrastructure Section believe that the current infrastructure and planned infrastructure support the estimation of Mineral Resources and Mineral Reserves.

25.5	Environment, Permitting, and Social Aspects

PV has acquired all the permits necessary for the current operations. The primary focus for PV is to secure the necessary engineering approvals from INDRHI for the Naranjo TSF infrastructure (TWMS, Starter Dam, and ultimate dam) and finalizing the unified Environmental Permit with the Ministry of Environment.

The key environmental concerns are addressed in the ESIA and PV have numerous management plans to manage these risks.

Community engagement and development is managed by a dedicated team supporting PV’s Social Management System, which includes the following Social Management Plans: Engagement and Disclosure; Community Development (emphasizing education, capacity building, production, income

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generation and diversification, microenterprises, community water and preventive health); Local Content (local employment and development of local suppliers); Community Safety; Support for Environmental Management; and Monitoring and Evaluation.

The LOM plan requires the construction and operation of the proposed Naranjo TSF and associated infrastructure including road networks, tailings and reclaim lines. For this, the resettlement of several communities is required. Land acquisition, involuntary resettlement, and livelihood restoration plans are in place and comply with national law and are guided by international standards. This process is being managed by the PV Project team and is currently underway.

25.6	Risks

The QPs have examined the various risks and uncertainties known or identified that could reasonably be expected to affect reliability or confidence in the exploration information, the Mineral Resources or Mineral Reserves of the Mine, or projected economic outcomes. They have considered the controls that are in place or proposed to be implemented and determined the residual risk post mitigation measures. The post mitigation risk rating is evaluated consistent with guidance provided by Barrick’s Formal Risk Assessment Procedure (FRA) and considers the likelihood and consequence of the risk’s occurrence and impact.

Table 25-1 details the significant risks and uncertainties as determined by the QPs for the Pueblo Viejo operations.

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Table 25-1 PV Risk Analysis

Area	Risk	Mitigation	Post Mitigation Risk Rating

Geology and Mineral Resources	Confidence in Mineral Resource Models	Additional scheduled grade control drilling provides roughly 18 months of partial grade-control coverage ahead of mining, ensuring continuous improvement of grade and geological control. The Mineral Resource Model is routinely updated using new drilling data and refined geological interpretations. As a result, the near-term mine plan contains a high proportion of Measured material—greater than 80% over the 5-year horizon—which supports increased confidence in the Mineral Resource estimates and reduces uncertainty in production forecasting.	Low

Mining and Mineral Reserves	Naranjo TSF Project delays, impacting production and mining sequence	Alternative temporary stockpiles for waste rock are being constructed, and additional lifts underway for current El Llagal TSF.	Medium

Processing	Long term stockpile recovery assumptions	Ongoing testwork being completed to validate assumptions and understand variations within stockpiles to mitigate through mine planning and blending operations.	Medium

Environmental	TSF failure	Engineering design and construction of TSF’s to international standards, proper water management at TSF’s, buttressing if required.	Low

Permitting	Permitting delays related to Naranjo TSF Project	Starter dam and initial stages of Naranjo TSF are in the approval stage with preliminary work beginning while final permitting and RAP continue.	Low

Infrastructure	Naranjo TSF Project construction delays due to resettlement.	Government decree has been published. Application of a “3 attempt” strategy where 3 attempts to make a deal are made; if the individual continues to decline, the government takes over the case.	Medium

Infrastructure	Naranjo TSF Project design approval delays.	Detailed design is now underway with regular government consultation; permit design complete	Medium

Capital and Operating Costs	Continued cost escalation due to inflation of labor, consumables, and contractor costs	Continue to track actual costs and LOM forecast costs, including considerations for inflation.	Low

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26	Recommendations

The QPs have made the following recommendations.

26.1	Geology and Mineral Resources

●	Update geology and estimation models based on insights from ongoing mining development.

●	Refine geochemical signature modeling and reconcile it with visual alteration logging, with the aim of moving away from the current 1.0 g/t grade shell used to manage bimodal grade distributions.

●	Re-evaluate the grade capping approach and associated metal-at-risk, as the current strategy may be removing excessive metal.

●	Add density variability samples to the workflow and revise density estimation methods as required.

●	Expand S2, Ctot, and Corg assay data to improve model confidence over time.

26.2	Mining and Mineral Reserves

●

Continue pit slope geotechnical investigations and analyses, surface water management, and dewatering and depressurization activities to improve pit wall stability and support the possibility of steepening the final pit slope angle.

●	Investigate options to minimize costs of the PAG waste transportation requirements.

●

Continue efforts to process higher grade ore earlier in the LOM schedule through either mining or stockpile rehandle optimizations, while considering pending additional findings from ongoing geometallurgical test programs related to long-term stockpile of ore material and its possible impact on recovery.

●	Maintain efforts to improve the mining fleet productivities and utilizations to decrease operating costs and/or mining capital.

●	Consider new optimization analysis regarding feasibility of separately scheduling, and processing, plant feed for pressure oxidation (POX) and flotation to test if value can be added.

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26.3	Mineral Processing

●	Expand the geometallurgical test programs to continuously improve understanding the impact of weathering on stockpiled ores along with optimal strategies to best route materials in LOM operation.

●	Continue with laboratory assessment of blend behaviors with differing regimes of reagents to ensure validity of the recovery and operating cost predictions, as well as pre-empt potential anomalies

●

Monitor the TSF reclaim water including in-plant recovered process water to ensure no buildup of chemicals detrimental to the process. Whilst the water balance has been designed to prevent such an occurrence, prudence suggests confirmation by observation hence mitigation where necessary.

●

There are opportunities for further optimizing the water management via fast-tracking the replacement of fresh water to reclaim water, where several projects have already been identified. Plans, however, need to be implemented, being mindful of the larger picture or site-wide balance. Subsequent consideration will incorporate the needs of ecological flows, process requirements, precipitation and evaporation variations and finally, governmental regulation.

●

The addition of process control and instrumentation mechanisms with a view to optimize operability of processing circuits is not new, indeed Pueblo Viejo possesses a plethora of said paraphernalia, as well as implementing dedicated optimization software to its milling circuits. The opportunity and intention remains to roll this initiative out to encompass the autoclave operation as well, potentially using artificial intelligence to combine and optimize the operation of several successive circuits.

26.4	Infrastructure

●	Continue advancing the study and engineering work for the Naranjo TSF.

26.5	Environment, Permitting, and Social and Community

●	Continue the permitting and land acquisition process required for the Naranjo TSF construction and operation.

●	Continue stakeholder engagement and public education of the Naranjo TSF Project.

●

Continue identifying and implementing initiatives of renewable energies to support Barrick global commitment on Climate Change (green house gas reduction of 30% by 2030 while maintaining a steady production profile, and Net Zero by 2050).

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27	References

AMEC, 2005; Placer Dome Inc. Technical Report and Qualified Persons Review. Pueblo Viejo Project, Dominican Republic. Prepared by AMEC (October 2005).

AMC, 2011; AMC Mining Consultants (Canada) Ltd, 2011, Pueblo Viejo Gold Project Dominican Republic Technical Report for Pueblo Viejo Dominicana Corporation, Barrick Gold Corporation, Goldcorp Inc., 183 p. (March 29, 2011).

Barrick, 2007; Barrick Gold Corporation, Pueblo Viejo Dominicana Corporation Pueblo Viejo Project Feasibility Study Update, Volume 1, December 2007.

Barrick, 2020; Barrick Pueblo Viejo. (2020). PV6+6 LOM Final Compiled Report [Technical Report]. PV6+6 Project.

Barrick Pueblo Viejo. (2023). Internal Operating Procedure – Geological Modelling. Barrick Gold Corporation.

Barrick LATAM AP – MRM. (2023). Model Requirements. Internal guideline document, Barrick Gold Corporation.

Barrick, 2023; Barrick Gold Corporation. (2023, March 17). Technical Report on the Pueblo Viejo Mine, Dominican Republic (Effective date: December 31, 2022). Prepared by Chad Yuhasz, R. Quarmby, M. Saarelainen, N. Bar, & B. Burton. Barrick Pueblo Viejo JV.

Escuder-Viruete et al. 2007; Escuder-Viruete, J., Díaz de Neira, A., Hernaiz Huerta, P.P., García-Senz, J., Monthel, J., Joubert, M., Lopera, E., Ullrich, T., Friedman, R., Weis, D., Pérez-Estaun, A., 2007, Implicaciones tectonomagmáticas y edad de las toleítas de arco-isla, boninitas y rocas ácidas relacionadas de la formación Los Ranchos, Cordillera Oriental, República Dominicana: Boletín Geológico y Minero, 118, 195-220.

Fluor, 1986; Fluor Metals and Mining Ltd., 1986. Feasibility Study prepared for Rosario.

Geocon, 2023; Geotechnical Mapping and Rock Mass Classification in Moore Pit, Pueblo Viejo Mine, Report by Geocon PLC (G. Somodi), 2023.

Geocon, 2024; Geotechnical Drilling Investigation Report for Moore Pit PH16 Slope Optimization Study, Report No. GT-REP-271223, Geocon PLC (H. Saroglou), 15 February 2024.

GTR, 2020; Global Industry Standard on Tailings Management, Global Tailings Review, August 2020

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Hedenquist & Lowenstern, 1994; The role of magmas in the formation of hydrothermal ore deposits, JW Hedenquist, JB Lowenstern - Nature, 1994.

INSUCO, 2021; Resettlement Action Plan (RAP), INSUCO INTL., Berkshire UK, 2021.

Itasca, 2023; Predictive Analysis of LoM Designs at Pueblo Viejo Mine, Report No. 2-6836-01:23R37, Itasca Consulting Group, Inc., 6 September 2023.

KCB, 2025(a); email communication, Patnayak, S (Klohn Crippen Berger), “RE: Update Drawing - PV Technical Report”, Received by Amauris Gomez Ortiz, November 19, 2025.

KCB, 2025(b); ITRB Meeting, Naranjo Dam analysis; Klohn Crippen Berger; November 24-27, 2025.

Knight Piesold, 2020; Pueblo Viejo Water Management Plan, Knight Piesold Consulting 2020

McPhie, 2020; Facies analysis of the Pueblo Viejo volcanic succession, Dominican Republic. J. McPhie, April 2020

Nelson et al. 2020; Nelson, C., Polanco, J., Macassi, A., Dominguez, H., Proenza, J., Torró, L., Rhys, D., Iturralde-Vinent, M., 2020, The Hatillo Limestone, Pueblo Viejo district, Dominican Republic: Marginal reef or impermeable cap?: Boletín de la Sociedad Geológica Mexicana, 72 (3)

Piteau, 2025; Geotechnical and Hydrogeological Drilling Program at Pueblo Viejo Mine, Report No. 4975-25-M001. Piteau Associates Engineering Ltd, United Kingdom, 2025.

RPA, 2016; Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic; Roscoe Postle Associates Inc., 2016

RPA, 2018; Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic; Roscoe Postle Associates Inc., 2018

RRG, 2021; Rock Mass Model 2021 Pueblo Viejo Mine, Report No BGC-178-REP-01, Red Rock Geotechnical, Perth, Australia, 2021.

RRG, 2022; Slope Stability Analysis & Design Pueblo Viejo Mine, Report No: BGC-224-REP-01, Red Rock Geotechnical, Perth, Australia, 2022.

RRG, 2024; Geotechnical Review of Moore Pit Phase 16 Design Options, Report No. BGC-271-REP-01. Red Rock Geotechnical, Perth, Australia, 2024.

Snowden-Optiro, 2023; Pueblo Viejo Geology and Resource Model Review (Project No. DA207035) [Technical Review Report].

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Stone & Webster 1992; Sulphide Gold Feasibility Study, Private Report for Rosario Dominicana, S.A. Stone & Webster International Projects Corporation, October 1992.

Vaughan et al 2020; Vaughan, J., Nelson, C., Garrido, G., Polanco, J., García, V., and Macassi, A. 2020. The Pueblo Viejo Au-Ag-Cu-(Zn) Deposit, Dominican Republic. In: Sillitoe, R., Goldfarb, R., Robert, F., and Simmons, S. (Eds). Geology of the World’s Major Gold Deposits and Provinces. SEG Special Publications, no. 23, pp. 415-430.

Wood, 2020; Pueblo Viejo 2020 6+6 LOM Plan Review (Project No. 245172) [Technical Report prepared for Barrick Pueblo Viejo JV]. Dominican Republic.

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28	Date and Signature Page

This report titled “Technical Report on the Pueblo Viejo Mine, Dominican Republic” with an effective date of December 31, 2025 and dated February 27, 2026 was prepared and signed by the following authors:

(Signed) Patrick Lee

Dated at San Juan, Argentina February 27, 2026	Patrick Lee, P.Eng. (EGBC) Head of Mine Technical Services LATAM Barrick Mining Corporation

(Signed) Peter Jones

Dated at Waihi Beach, New Zealand February 27, 2026	Peter Jones, MAIG. Manager Resource Geology – LATAM & Asia Pacific Barrick Mining Corporation

(Signed) Jeffrey Winterton

Dated at Denver, USA February 27, 2026	Jeffrey Winterton, PE, SME(Reg.) Lead Metallurgist LATAM & AP Barrick Mining Corporation

(Signed) Bassam El Husseini

Dated at Toronto, Canada February 27, 2026	Bassam El Husseini, PEO Director Geotechnical Tailings and Heap Leach Barrick Mining Corporation

(Signed) Brendon Douglas

Dated at Samana, Dominican Republic February 27, 2026	Brendon Douglas, SME(Reg.) Resource Project Lead Barrick Mining Corporation

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29	Certificate of Qualified Persons

29.1	Patrick Lee

I, Patrick Lee, P.Eng. (EGBC), as an author of this report titled “Technical Report on the Pueblo Viejo Mine, Dominican Republic” (the Technical Report) with an effective date of December 31, 2025 and dated February 27, 2026 prepared for Barrick Mining Corporation, do herby certify that:

1.	I am currently employed as Head of Mine Technical Services LATAM, with Barrick Mining Corporation, of 161 Bay Street, Toronto, ON, M5J 2S1, Canada.
2.	I graduated with a Bachelor of Applied Science, Mining Engineering, from the University of British Columbia, Canada, in 2010.
3.	I am a member of Engineers and Geoscientists British Columba (#41202).
4.	I have worked as a mining engineer for a total of 15 years in various site based and corporate roles. My relevant experience for the purposes of the Technical Report includes:
●

Leading and undertaking mine planning activities for gold, copper, and zinc projects in Canada, the Democratic Republic of the Congo, Argentina, Dominican Republic, and Papua New Guinea. This includes the estimation of gold Mineral Reserves for operating sites and development projects.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I visited the Pueblo Viejo Gold Mine Complex most recently on November 3 to November 7, 2025.
7.	I am responsible for Sections 15 and 16 and share responsibility for Sections 1 to 3, and 25 to 27.
8.	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101, as I have been a full-time employee of Barrick Mining Corporation or related joint ventures since 2021.
9.

I have had prior involvement with the property that is the subject of the Technical Report, as Head of Mine Technical Services LATAM, having made multiple visits to site starting in September 2023 to work on mine engineering, geotechnical engineering, and drill and blast engineering, with the site team.

10.	I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.
11.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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Dated February 27, 2026

(Signed) Patrick Lee

Patrick Lee, P.Eng. (EGBC)

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29.2	Peter Jones

I, Peter Jones, MAIG. as an author of this report titled “Technical Report on the Pueblo Viejo Mine, Dominican Republic” (the Technical Report) with an effective date of December 31, 2025 and dated February 27, 2026 prepared for Barrick Mining Corporation, do herby certify that:

1.	I am the Manager of Resource Geology - Latin America & Asia Pacific with Barrick Mining Corporation of Level 18, 225 St. Georges Terrace, Perth, WA 6000, Australia
2.

I am a graduate of the University of Waikato, New Zealand, graduating in 1995 with a Bachelor of Earth Science Degree. I also hold a Postgraduate Diploma of Science from the University of Waikato, New Zealand, awarded in 1999.

3.	I am a Member of the Australian Institute of Geoscientists (AIG) (#6159).
4.	I have worked as a geologist for 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:
●

I have been involved in mining and exploration projects for gold, silver and copper in New Zealand, Australia, United States, Ghana, Burkina Faso, Papua New Guinea, the Dominican Republic, Peru, Argentina, Pakistan and Chile during various stages of exploration, mine development, evaluations, Resource estimation and operations.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I visited the Pueblo Viejo site most recently on 18 to 24 October 2025.
7.	I am responsible for Sections 6 to 12, and 14, and share responsibility for Sections 1 to 3, and 25 to 27.
8.	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101, as I have been a full-time employee of Barrick Mining Corporation since 2020.
9.

I have had prior involvement with the property that is the subject of the Technical Report since 2020 in my current role of Manager - Resource Geology, Latin America – Asia Pacific. Involvement includes data validation and verification, geologic modelling review, estimation of Mineral Resources, review and validation of Resource estimates.

10.	I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.
11.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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Dated February 27, 2026

(Signed) Peter Jones

Peter Jones, MAIG

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29.3	Jeffrey Winterton

I, Jeffrey Winterton, PE SME (Reg.) as an author of this report titled “NI 43-101 Technical Report on the Pueblo Viejo Mine, Dominican Republic” (the Technical Report) with an effective date of December 31, 2025 and dated February 27, 2026 prepared for Barrick Mining Corporation, do herby certify that:

1.	I am Lead Metallurgist LATAM & AP, with Barrick Mining Corporation, of 1655 Mountain City Hwy - Elko, NV 89801, USA.
2.

I graduated with a BS in Metallurgical Engineering from the University of Utah in 2003 and received an MS and PhD in Materials Science and Engineering from the University of California in 2004 and 2008, respectively.

3.	I am a Professional Engineer (PE) in the state of Colorado (PE.0048398) and a Registered Member (4163987RM) with the Society for Mining, Metallurgy, and Exploration, Inc. (SME).
4.	My relevant experience for the purpose of the Technical Report is:
●

Leading and undertaking mineral processing, metallurgical testing, and process operations for gold projects in the USA, Canada, Argentina, Brazil, Mali, and Dominican Republic. This includes the estimation of metallurgical recoveries and determination of optimal processing strategies.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I visited the Pueblo Viejo site multiple times in 2025, most recently on 9 to 19 November 2025.

7.	I am responsible for Sections 13 and 17 and share responsibility for Sections 1 to 3, and 25 to 27.

8.	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101, as I have been a full-time employee of Barrick Mining Corporation since 26 April 2025.

9.	I have had prior involvement with the property that is the subject of the Technical Report since 2025 in my current role as Lead Metallurgist LATAM & AP .

10.	I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

11.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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Dated February 27, 2026

(Signed) Jeffrey Winterton

Jeffrey Winterton, PE SME (Reg.)

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29.4	Bassam El Husseini

I, Bassam El Husseini, PhD, P.Eng., as an author of this report titled “NI 43-101 Technical Report on the Pueblo Viejo Mine, Dominican Republic” (the Technical Report) with an effective date of December 31, 2025 and dated February 27, 2026 prepared for Barrick Mining Corporation, do herby certify that:

1.	I am Director Geotechnical Tailings and Heap Leach with Barrick Mining Corporation, of 161 Bay Street, Toronto, ON, M5J 2S1, Canada.
2.

I am a graduate of the École Polytechnique de Montréal, Canada in 1999 with a Masters of Applies Science (MASc) in Civil Engineering - Geotechnical Engineering and McGill University, Canada in 2008 with a Doctorate (PhD) in Mining Engineering.

3.	I am a member of Professional Engineers Ontario – PEO (#100514087) and Ordre des Ingénieurs du Québec – OIQ (#126699).
4.	I have worked as a geotechnical engineer continuously for 21 years since 2004. My relevant experience for the purpose of the Technical Report is:
●

I actively participated in numerous studies, detailed designs, dam safety inspections and reviews, due diligence evaluations, and management of tailings facilities. Also has strong expertise in the selection of construction materials, slope stability and seepage analyses, liquefaction and deformation analyses and ground improvement. I led the design, construction, supervision and management of several tailings projects and interacted with multidisciplinary engineering teams and contractors.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I visited the Pueblo Viejo Gold Mine most recently on November 25, 2025.
7.	I am responsible for Section 18.6 and share responsibility for Sections 1 to 3, and 25 to 27.
8.	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101, as I have been a full-time employee of Barrick Mining Corporation since 2016.
9.

I have had prior involvement with the property that is the subject of the Technical Report, with regular engagement with the site teams and Engineers of Record, design review and ongoing operational review of the exiting El Llagal tailings facility, ongoing review of the design of the future Naranjo tailings facility, results of independent review of both El Llagal and Naranjo tailings facilities and Assurance Audit of the existing El Llagal facility.

10.	I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.
11.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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Dated February 27, 2026

(Signed) Bassam El Husseini

Bassam El Husseini, PhD, P.Eng. (ON, QC)

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29.5	Brendon Douglas

I, Brendon Douglas, B.Eng(Hon), MAusIMM, SME(Reg), as an author of this report titled “NI 43-101 Technical Report on the Pueblo Viejo Mine, Dominican Republic” (the Technical Report) with an effective date of December 31, 2025 and dated February 27, 2026 prepared for Barrick Mining Corporation, do herby certify that:

1.	I am employed as Resources Project Lead by Pueblo Viejo Dominicana Jersey 2 Limited, of 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, JE2 4WJ. Jersey.
2.	I am a graduate of Curtin University of Technology, Perth, Australia in 2009 with a Bachelor of Engineering (Mining Engineering, Honours) degree.
3.	I am a Member of the AusIMM (#112413) and a Registered Member of the Society for Mining, Metallurgy and Exploration (#04231620).
4.

I have worked in the mining industry for 26 years and as a mining engineer continuously for 17 years since my graduation from university. My relevant experience for the purposes of the Technical Report includes:

●

Multiple roles in mine operations, mine planning, and mine leadership, more than 10 years as a consultant performing various mining studies, mine planning, mine design and optimizations, construction monitoring, project valuations, review, contribution, and authoring of numerous public reports compliant with various international standards and regulations.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I visited the Pueblo Viejo Mine most recently from December 1 through to December 5, 2025.
7.	I am responsible for Sections; 4, 5, 18 (excluding 18.6) to 24, and share responsibility for Section 1 to 3, and 25 to 27.
8.	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101, as I have been a full-time employee of Barrick Mining Corporation since 2020.
9.

I have had prior involvement with the property that is the subject of the Technical Report being employed by Pueblo Viejo Dominicana Jersey 2 Limited as the Technical Services Superintendent from 2020 until 2022 and Resources Project Lead from 2023 until present.

10.	I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.
11.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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Dated February 27, 2026

(Signed) Brendon Douglas

Brendon Douglas, B.Eng(Hon), MAusIMM, SME(Reg)

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